[redacted]

07022971

SUPPL

0 82-02418

E STRONGLY URGED TO READ THE ACCOMPANYING CULAR BEFORE COMPLETING THIS LETTER OF TRANSMITTAL

The Instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. The Depositary (see last page for addresses and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

PROCESSED

MAY 0 2 2007

THOMSON FINANCIAL

LETTER OF TRANSMITTAL

to accompany certificates for common shares of

WPA Resources Ltd

~~GROVE ENERGY LIMITED~~

to be deposited in connection with the Plan of Arrangement involving
Grove Energy Limited and
Stratic Energy Corporation

This Letter of Transmittal, duly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany your certificates for common shares (**"Common Shares"**) in the capital of Grove Energy Limited ("Grove") submitted in connection with the arrangement under the provisions of the *Business Corporations Act* (British Columbia) (the **"Arrangement"**), which is described in the Information Circular (the **"Information Circular"**) of Grove dated March 16, 2007. Shareholders are strongly urged to read the Information Circular. All capitalized terms not defined in this Letter of Transmittal have the meanings ascribed to them in the Information Circular.

TO **GROVE ENERGY LIMITED**

AND TO: **PACIFIC CORPORATE TRUST COMPANY (THE "DEPOSITARY")**

The undersigned registered holder(s) of Common Shares (the **"Shareholder"**), hereby represents that: (i) the Shareholder is the owner of the Common Shares represented by the certificate(s) described below; (ii) the Shareholder has good title to those Common Shares free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse interests; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal; (iv) all information inserted by the undersigned into this Letter of Transmittal is accurate; and (v) the undersigned will not, before the Effective Time, transfer or permit to be transferred any of those Common Shares.

The covenants, representations and warranties of the undersigned contained in this Letter of Transmittal survive the completion of the Arrangement.

The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal and in any proxy granted for use at the Meeting, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Common Shares being deposited. No subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, except a proxy granted for use at the Meeting, will be granted with respect to the deposited Common Shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal survives the death or incapacity of the undersigned and any obligation of the undersigned in this Letter of Transmittal is binding upon the heirs, legal representatives, successors and assigns of the undersigned.

The certificate(s) described below in Block A are enclosed. The Shareholder transmits the certificate(s) described below representing the Common Shares to be dealt with in accordance with this Letter of Transmittal (the **"Transmitted Shares"**). Upon (i) receipt of this Letter of Transmittal and the certificate(s) described below by the Depositary, and (ii) completion of the Arrangement, the Depositary will, as soon as practicable, send to the Shareholder a certificate representing common shares of Stratic Energy Corporation (such certificate, the **"Consideration"**), all on the basis described in the Information Circular.

Unless otherwise indicated in Block D, the Shareholder requests that the Depositary mail the Consideration by mail to the Shareholder at the address specified in Block C. If no address is specified in Block C, the Shareholder

dlw 4/27

acknowledges that the Depositary will mail the Consideration to the address of the Shareholder as shown on the share register maintained by Grove.

In the event that the Arrangement is not completed for any reason, the certificate(s) that accompany this Letter of Transmittal will be returned to the Shareholder at the address specified in Block C or if no address is indicated in Block C to the Shareholder's address on the register of the company or held for pickup if a request is made to hold the Consideration for pick up in Block D.

By reason of the use of an English language form of Letter of Transmittal by the undersigned, the undersigned shall be deemed to have required that any contract evidenced by this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont presumés avoir requis que tout contrat attesté par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient redigés exclusivement en langue anglaise.

A. THE FOLLOWING ARE THE DETAILS OF THE ENCLOSED CERTIFICATE(S):		
Certificate Number(s)	Number of Common Shares	Name in Which Common Shares are Registered

B. ISSUE CERTIFICATES IN THE NAME OF:

Name

Street Address and Number

City and Province or State

Country and Postal (Zip) Code

Telephone – Business Hours

Email Address

Social Insurance Number/Taxpayer Identification Number

C. SEND CERTIFICATES TO:

Name

Street Address and Number

City and Province or State

Country and Postal (Zip) Code

Telephone – Business Hours

Email Address

D. HOLD CERTIFICATES FOR PICKUP

☐

E. SHAREHOLDER SIGNATURE

This box must be signed by the Shareholder exactly as his, her or its name appears in the document evidencing the Common Shares held.

____
Name of Shareholder (Please print)

____
Signature of Shareholder or Authorized Signatory
(See Instruction 5)

____
Name and Capacity of Authorized Representative or Attorney
(If applicable)

____
Date

SIGNATURE GUARANTEED BY:
(If required under Instruction 2 or 4)

____
Authorized Signature

____
Name of Guarantor (Please print)

(stamp)

SUBSTITUTE FORM W-9

The following information is to be completed by U.S. Registered Shareholders only
(See Instruction 6)

Under penalties of perjury, I certify that:

1. The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or I am waiting for a number to be issued to me, in which case I will complete the "Additional Certification" below);

2. I am not subject to back-up withholding because: (a) I am exempt from back-up withholding, or (b) I have not been notified by the United States Internal Revenue Service (the "IRS") that I am subject to back-up withholding as a result of a failure to report interest or dividends, or (c) the IRS has notified me that I am no longer subject to back-up withholding; and

3. I am a U.S. person (including a U.S. resident alien).

Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to back-up withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you are subject to back-up withholding you receive another notification from the IRS that you are no longer subject to back-up withholding, do not cross out item 2 above. The IRS does not require your consent to any provision of this document other than the certification required to avoid back-up withholding.

______________________________ ______________________________

Name of Shareholder (Please print) Signature of Shareholder

______________________________ ______________________________

Social Security Number or Taxpayer Identification Number Date

NOTE: FAILURE TO COMPLETE THE FOREGOING INFORMATION OR TO PROVIDE GROVE OR PACIFIC CORPORATE TRUST COMPANY WITH A SOCIAL SECURITY NUMBER OR TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN BACK-UP WITHHOLDING OF 28% OF ANY PAYMENT TO YOU UNDER THE PLAN OF ARRANGEMENT.

ADDITIONAL CERTIFICATION

If you are currently awaiting the issuance of a taxpayer identification number,
you must complete the following additional certification.

I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either: (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office; or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 28% of all reportable payments made to me thereafter will be withheld until I provide a number.

______________________________ ______________________________

Signature of Shareholder Date

INSTRUCTIONS

1. Use of the Letter of Transmittal

This Letter of Transmittal is to be completed by a Shareholder. A properly completed and duly executed Letter of Transmittal in the appropriate form (or a manually signed facsimile thereof) should be received by the Depositary at the appropriate address set out on the back page of this Letter of Transmittal in order to facilitate prompt delivery of the Consideration. The method used to deliver this Letter of Transmittal and the share certificate(s) in respect of the Common Shares is at the option and risk of the Shareholder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Grove recommends that the necessary documentation be hand delivered to the Depositary, at the address set out on the back page of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares.

2. Signatures

This Letter of Transmittal must be filled in and signed by the Shareholder of Transmitted Shares or by the Shareholder's duly authorized representative (in accordance with Instruction 5).

(a) If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying certificate(s):

  (i) such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered holder(s); and

  (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4.

3. Defects or Irregularities

Grove reserves the right, if it so elects, in its absolute discretion, subject to the approval of Stratic Energy Corporation, to waive any defect or irregularity contained in the Letter of Transmittal received by the Depositary.

4. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Transmitted Shares, or if the payment is to be made in a name other than the registered holder(s), or if the Arrangement is not completed and the Transmitted Shares are to be returned to a person other than such registered holder(s), or sent to an address other than the address of the registered holder(s) as shown on the registers of Grove, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian Schedule I chartered bank, or a guarantor with membership in an approved Medallion signature guarantee program.

5. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of such person's proof of appointment and authority to act. Either Grove or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

6. **Substitute Form W-9**

Each U.S. Shareholder is required to provide Pacific Corporate Trust Company with a correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9, which is provided on page 5 hereof, and to certify whether such Shareholder is subject to back-up withholding of U.S. federal income tax. If a U.S. Shareholder has been notified by the Internal Revenue Service that such Shareholder is subject to back-up withholding, such Shareholder must cross out item 2 of the Substitute Form W-9, unless such Shareholder has since been notified by the Internal Revenue Service that such holder is no longer subject to back-up withholding. Failure to provide the information in the Substitute Form W-9 may subject a U.S. Shareholder to 28% federal income tax withholding on any payment to such holder made in connection with the purchase of such holder's securities. If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write "Applied For" in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Additional Certification immediately below the Substitute Form W-9. If "Applied For" is written in the Substitute Form W-9 and Pacific Corporate Trust Company is not provided with a TIN within 60 days, Pacific Corporate Trust Company will withhold 28% on all payments to such Shareholder made in connection with the Plan of Arrangement until a TIN is provided.

7. **Miscellaneous**

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Transmitted Shares, additional certificate numbers and the corresponding number of Transmitted Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Transmitted Shares are registered in different names, however different (e.g., "**John Doe**" and "**J. Doe**"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) Additional copies of the Information Circular and this Letter of Transmittal may be obtained from the Depositary at the address set forth on the last page of this Letter of Transmittal.

8. **Lost Certificates**

Shareholders who have lost the certificate(s) representing their Common Shares will be required to comply with the requirements set out in section 5.2 of the Plan of Arrangement, which is attached as Schedule A of Appendix C to the Information Circular.

9. **Requests for Assistance or Additional Copies**

Any questions and requests for assistance may be directed by the Shareholders to the Depositary at the telephone number and location set forth on the last page of this Letter of Transmittal.

PRIVACY NOTICE

Pacific Corporate Trust Company is committed to protecting individuals' personal information. In the course of providing our services, we receive non-public personal information - from transactions we perform for investors, forms sent to us, other communications we have with investors or representatives, etc. This information could include name, address, social insurance number, social security number, securities holdings and other financial information. We use this to administer investor accounts, to better serve investors' and clients' needs and for other lawful purposes relating to our services. We have prepared a Privacy Policy to tell you more about our information practices and how personal information is protected. It is available at our website, www.pctc.com, or by writing us at 510 Burrard Street, 2nd floor, Vancouver, BC, V6C 3B9.

OFFICES OF THE DEPOSITARY,
PACIFIC CORPORATE TRUST COMPANY
FOR THE ARRANGEMENT:

By Mail

Pacific Corporate Trust Company
510 Burrard Street
2nd Floor
Vancouver, British Columbia
V6C 3B9
Attn: Manager, Client Services

By Hand, Registered Mail or Courier

Pacific Corporate Trust Company
510 Burrard Street
2nd Floor
Vancouver, British Columbia
V6C 3B9
Attn: Manager, Client Services

Telephone: 1-604-689-9853

Email: pacific@pctc.com

PROXY – COMMON SHARES

EXTRAORDINARY MEETING OF SHAREHOLDERS AND OPTIONHOLDERS of GROVE ENERGY LIMITED (the "Company") to be held at The Renaissance Vancouver Hotel Harbourside, 1133 West Hastings Street, Vancouver, British Columbia on WEDNESDAY, APRIL 18, 2007 at 10:00 A.M.

The undersigned holder of common shares of the Company ("Registered Shareholder") hereby appoints:

Glenn Whiddon, the Executive Chairman and a Director of the Company, or failing this person, Tony Hawkshaw, the Chief Financial Officer of the Company, or in the place of the foregoing,

(print the name) ______________________________

as proxyholder for and on behalf of the Registered Shareholder with full power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the holders of common shares of the Company and options to acquire common shares of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or at any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the common shares of the Company recorded in the name of the Registered Shareholder as specified herein.

The Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED SHAREHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of the resolution, please see the accompanying Notice of Meeting and Information Circular.)

VOTE FOR ☐ or **VOTE AGAINST** ☐ the Arrangement Resolution in the form set forth in Appendix A of the Information Circular of the Company dated March 16, 2007 (the "Circular") to approve an arrangement under Division 5 of Part 9 of the *Business Corporations Act* (British Columbia) involving, among other things, the acquisition by Stratic Energy Corporation of all of the issued and outstanding common shares of the Company in exchange for common shares of Stratic Energy Corporation, all as more particularly described in the Information Circular.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

US SECURITIES & EXCHANGE COMMISSION
RE: FILE NUMBER 82-2418
OFFICE OF INTL CORP FIN 450 - 5TH ST NW
WASHINGTON DC 20549
USA

2230

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") ***must be signed by you, the Registered Shareholder***, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy the date on which it was mailed to you, the Registered Shareholder.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy; OR**

   (b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

6. ***The securities represented by this Instrument of Proxy will be voted in accordance with the instructions of the Registered Shareholder on any ballot*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing this Proxy.

7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.

8. **To be represented that the Meeting, proxies must be DEPOSITED at the office of PACIFIC CORPORATE TRUST COMPANY no later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax Number: 604-689-8144

IMPORTANT VOTING INFORMATION

YOUR VOTE IS IMPORTANT! PLEASE VOTE TODAY!

SECURITYHOLDERS* THAT RECEIVE THIS FORM MAY VOTE ON THE INTERNET OR BY TELEPHONE ANYTIME, 24 HOURS A DAY, 7 DAYS A WEEK. This method is quick and easy and your vote will be immediately registered and tabulated.

If you are a registered securityholder you will have received a **proxy** with this form, the notice of meeting and information circular. **If you are a Non-Objecting Beneficial Owner ("NOBO")** and the issuer has chosen to mail directly to you, you will have received a **Voting Instruction Form ("VIF")** instead of a proxy. If you hold securities in this issue with more than one institution or hold a portion in a registered position and a portion with a financial institution, you may receive multiple packages from multiple institutions with different voting instructions in each. Please be sure to carefully follow the voting instructions provided in each case to ensure that your vote is counted. For example, control numbers provided by ADP on their VIF will not work on the internet and telephone systems described below.

With your proxy or the VIF in hand, our time-saving automated services will prompt you to enter your ID and Code numbers located below your name and address on the proxy or VIF and then guide you through the voting process. If your ID and code numbers are not on the proxy or VIF, they should be printed on the back of this flyer*. The system enables you to revote at a later time, if you wish to change your vote prior to the cut-off time indicated on the proxy or VIF. **Do not mail the printed proxy or VIF if you have voted by the internet or telephone.**

Holders whose securities are registered in a company name are encouraged to deliver their proxy or VIF by the traditional methods of mail or fax in order that they may concurrently provide evidence of authority to sign.

** If your name, address, ID and code are not printed on the enclosed form of proxy, VIF or on the back of this flyer, you are an Objecting Beneficial Owner that has not consented to having your name disclosed to the issuer for direct mailing of shareholder materials, and this flyer has been sent to you in error by the intermediary. Such security owners are not able to use the electronic voting options described herein.*

INTERNET VOTING *24 Hours a Day*

Website: http://webvote.pctc.com
Find your ID and code on your proxy or VIF and have it ready before you log in.

If you would like to receive notice of and access to Issuers' material over the Internet in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING *24 Hours a Day*

Toll-Free Number: 1 888 TEL VOTE (1 888 835 8683)
Find your ID and code on your proxy or VIF and have it ready before you call.

A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL OR FAX

PACIFIC CORPORATE TRUST COMPANY
510 Burrard Street 2nd Floor Vancouver BC V6C 3B9

FAX: 604 689 8144

GROVE ENERGY LIMITED

NOTICE AND INFORMATION CIRCULAR
FOR THE
EXTRAORDINARY MEETING OF SHAREHOLDERS AND OPTIONHOLDERS

IN RESPECT OF AN ARRANGEMENT
INVOLVING
GROVE ENERGY LIMITED
and
STRATIC ENERGY CORPORATION

To Be Held At
The Renaissance Vancouver Hotel Harbourside
1133 West Hastings Street
Vancouver, British Columbia V6E 3T3
on April 18, 2007 at 10:00 a.m.

These materials are important and require your immediate attention. They require holders of common shares and options to acquire common shares to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

Neither the TSX Venture Exchange nor any securities regulatory authority has in any way passed upon the merits of the transactions described herein and any representation to the contrary is an offence.

Grove Energy

Suite 1500, 885 West Georgia Street
Vancouver, BC Canada V6C 3E8
Tel: +1 604 669 2099
Fax: +1 604 943 3716
Web: www.groveenergy.com

March 16, 2007

Dear Shareholders and Optionholders

You are invited to attend an extraordinary meeting (the "Meeting") of holders ("Grove Shareholders") of common shares ("Grove Common Shares") of Grove Energy Limited ("Grove") and holders ("Grove Optionholders") of options to purchase Grove Common Shares ("Grove Options") to be held at the Renaissance Vancouver Hotel Harbourside, Vancouver, British Columbia on Wednesday, April 18, 2007, at 10:00 a.m. (Vancouver time).

At the Meeting, Grove Shareholders and Grove Optionholders (collectively, the "Grove Securityholders") will be asked to consider and vote upon an arrangement (the "Arrangement") under the provisions of the *Business Corporations Act* (British Columbia) involving Grove, Grove Shareholders, Grove Optionholders and Stratic Energy Corporation ("Stratic"). Pursuant to the Arrangement, Grove Shareholders (excluding Grove Shareholders who have exercised Dissent Rights, as defined in the accompanying Information Circular, who are ultimately entitled to be paid the fair value of such Grove Common Shares) will receive 0.61879 of a voting common share of Stratic ("Stratic Common Shares") for each Grove Common Share held and Grove Optionholders will receive an option ("Stratic Option") of Stratic entitling the holder to acquire, for each Grove Common Share that the holder was previously entitled to acquire upon the due exercise of the Grove Option, 0.61879 of a Stratic Common Share, at a price per whole Stratic Common Share equal to the Adjusted Exercise Price (as defined in the accompanying Information Circular) in respect of that particular Grove Option, and otherwise upon and subject to the same terms and conditions (including, without limitation, with respect to vesting) as applied to that Grove Option.

For the Arrangement to proceed, it must be approved by at least 66 2/3% of the votes cast by the Grove Securityholders voting together in person or by proxy at the Meeting (including by at least 66 2/3% of the votes cast at the Meeting by Grove Shareholders). Grove Shareholders shall be entitled to one vote per share. For the purposes of voting, each Grove Optionholder shall have one vote for each Grove Common Share which may be purchased under each Grove Option without reference to any vesting provisions or exercise price.

If the requisite approval is obtained, an order of the Supreme Court of British Columbia approving the Arrangement will be sought following the Meeting.

The Board of Directors of Grove retained Tristone Capital Limited to assist in a review of strategic alternatives and to review the Arrangement. Tristone Capital Inc. delivered to the Board of Directors a fairness opinion that the Arrangement is fair, from a financial point of view, to Grove Shareholders (the "Grove Fairness Opinion"). **The Board of Directors of Grove has carefully reviewed the Grove Fairness Opinion, as well as other relevant matters, and has concluded that the Arrangement is in the best interests of Grove and Grove Securityholders and should be placed before Grove Securityholders for their approval. The Board of Directors of Grove recommends that you vote in favour of the Arrangement.**

The accompanying Information Circular provides a detailed description of the Arrangement, Stratic and the combined company which will exist following completion of the Arrangement. Please give this material your careful consideration, and consult your financial, income tax or other professional advisor.

If you are unable to be present at the Meeting in person, we encourage you to complete, sign and date the appropriate form of proxy (the white form of proxy in the case of registered Grove Shareholders and the green form of proxy in the case of Grove Optionholders) or, in the case of non-registered Grove Shareholders, complete the applicable voting instruction or proxy form you receive from the intermediary holding Grove Common Shares on your behalf. To be used at the Meeting, proxies must be received by Grove's transfer agent, Pacific Corporate Trust Company, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9, or faxed to them at +1 604 689 8144, not less than 48 hours (exclusive of Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof. An envelope addressed to Pacific Corporate Trust Company is enclosed for your convenience. Non-registered shareholders should carefully follow the instructions received from their intermediary in respect of voting of Grove Common Shares they beneficially own. **Non-registered shareholders in the United Kingdom that hold their interest in Grove Common Shares via "Crest Depositary Interests" will be given the opportunity to direct the voting of the Grove Common Shares which they beneficially own in accordance with standard procedures employed by CREST and should carefully follow those procedures once notified by CREST.**

We also encourage registered shareholders to complete, sign, date and return a Letter of Transmittal so that, if the Arrangement is approved, the Stratic Common Shares which you are entitled to receive pursuant to the Arrangement can be sent to you as soon as possible following the implementation of the Arrangement.

Yours truly,

(Signed) "*Glenn Whiddon*"

Glenn Whiddon
Executive Chairman
Grove Energy Limited

GROVE ENERGY LIMITED

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS AND OPTIONHOLDERS

NOTICE IS HEREBY GIVEN that an extraordinary meeting (the "Meeting") of holders ("Grove Shareholders") of common shares ("Grove Common Shares") of Grove Energy Limited ("Grove") and holders ("Grove Optionholders") of options to purchase Grove Common Shares ("Grove Options") of Grove will be held at the Renaissance Vancouver Hotel Harbourside, Vancouver, British Columbia, on Wednesday, April 18, 2007 at 10:00 a.m. (Vancouver time) for the following purposes:

1. to consider, pursuant to an interim order of the Supreme Court of British Columbia dated March 16, 2007 (the "Interim Order") and if thought advisable, to pass, with or without variation, a resolution (the "Arrangement Resolution") the full text of which is set forth in Appendix A to the accompanying Information Circular dated March 16, 2007 (the "Information Circular") to approve an arrangement (the "Arrangement") involving Grove, Grove Shareholders, Grove Optionholders and Stratic Energy Corporation ("Stratic") pursuant to the provisions of Division 5 of Part 9 of the *Business Corporations Act* (British Columbia) involving, among other things, (a) the acquisition by Stratic of all of the outstanding Grove Common Shares in exchange for 0.61879 of a voting common share of Stratic ("Stratic Common Shares") for each Grove Common Share held and (b) Grove Optionholders receiving an option of Stratic ("Stratic Options") entitling the holder to acquire, for each Grove Common Share that the holder was previously entitled to acquire upon the due exercise of the Grove Option, 0.61879 of a Stratic Common Share, at a price per whole Stratic Common Share (the "Adjusted Exercise Price") equal to (i) the price at which the holder of the Grove Option is entitled, immediately before the Effective Time of the Arrangement, to acquire one Grove Common Share, divided by (ii) 0.61879, and otherwise upon and subject to the same terms and conditions (including, without limitation, with respect to vesting) as applied to that Grove Option, all as more particularly described in the Information Circular; and

2. to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the Arrangement are set forth in the Information Circular.

Pursuant to the Interim Order, the full text of which is set out in Appendix B to the Information Circular, registered Grove Shareholders will have the right to dissent in respect of the Arrangement. These dissent rights are described in the Information Circular. If a registered Grove Shareholder wishes to dissent, a written notice of dissent must be received by Grove no later than 5:00 p.m. (Vancouver time) on Monday, April 16, 2007, (or 5:00 p.m. (Vancouver time) on the date that is two days immediately preceding any adjourned or postponed meeting) and the registered Grove Shareholder must otherwise strictly comply with the dissent procedures described in the Information Circular. As a result of giving a notice of dissent, a registered Grove Shareholder may, if the Arrangement becomes effective, require Grove to purchase the Grove Shareholder's Grove Common Shares. **Failure to strictly comply with the dissent procedures described in the Information Circular may result in the loss or unavailability of any right of dissent.** See the section entitled "The Arrangement – Right of Dissent" in Part I of the Information Circular and Appendix K to the Information Circular. Beneficial owners of Grove Common Shares registered in the name of an intermediary who wish to dissent should be aware that **only registered Grove Shareholders are entitled to dissent and accordingly, they need to contact such intermediary in order to exercise dissent rights.**

Each person who is a Grove Shareholder or Grove Optionholder of record at the close of business on March 14, 2007 will be entitled to notice of, and to attend and vote at, the Meeting.

Registered Grove Shareholders and Grove Optionholders who are unable to attend the Meeting in person are requested to complete, date and sign the applicable enclosed form of proxy (the white form of proxy in the case of registered Grove Shareholders and the green form of proxy in the case of Grove Optionholders) and

forward it in the enclosed envelope so as to be received by Grove's transfer agent, Pacific Corporate Trust Company, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9 (or by fax at +1 604 689 8144, in each case not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

Non-registered Grove Shareholders should carefully follow the instructions received from their intermediary in respect of voting of Grove Common Shares that they beneficially own.

BY ORDER OF THE BOARD OF DIRECTORS OF GROVE ENERGY LIMITED

Vancouver, British Columbia

March 16, 2007

(Signed) "*Glenn Whiddon*"

Glenn Whiddon,
Executive Chairman

TABLE OF CONTENTS

Page

APPENDICES

INFORMATION CIRCULAR

INTRODUCTION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Grove for use at the Meeting to be held on Wednesday, April 18, 2007, and any adjournment thereof. No person has been authorized to give any information or make any representations in connection with the Arrangement or other matters to be considered at the Meeting other than those contained or incorporated by reference in this Information Circular and if given or made, any such information or representation should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by Grove or Stratic.

The information (including financial information) concerning Stratic and the combined company (except to the extent such latter information is information regarding Grove and its properties and assets) contained or incorporated by reference in this Information Circular has been provided by Stratic. Although Grove has no knowledge that would indicate that any of such information is untrue or incomplete, Grove does not assume any responsibility for the accuracy or completeness of such information or the failure by Stratic to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Grove.

The Meeting has been called for the purpose of considering and, if deemed advisable, passing the Arrangement Resolution approving the Arrangement.

This Information Circular does not constitute an offer to sell securities, a solicitation of an offer to purchase securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person seeking such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation or proxy solicitation.

All summaries of, and references to, the Arrangement and Arrangement Agreement in this Information Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement, a copy of which is attached as Appendix C to this Information Circular, and the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement. **You are urged to carefully read the full text of the Arrangement Agreement and Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined in the text hereof have the meanings set forth herein under "Glossary of Terms". Information contained in this Information Circular is given as of March 16, 2007, unless otherwise specifically stated. Details of the Arrangement are set forth below under "Part I — The Arrangement".

NOTICE TO UNITED STATES SECURITYHOLDERS

The securities to be issued in connection with the arrangement have not been approved or disapproved by the United States Securities and Exchange Commission or the securities regulatory authorities in any state, nor has the Securities and Exchange Commission or the securities regulatory authorities of any state passed on the adequacy or accuracy of this Information Circular. Any representation to the contrary is a criminal offence.

The Stratic Common Shares and Stratic Options to be issued under the Arrangement have not been registered under the 1933 Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described under "Procedure for the Arrangement to Become Effective — Court Approval" and "Other Legal Matters — Issue and Resale of Stratic Securities — United States" in Part I of this Information Circular. Neither the Grove Common Shares nor the Stratic Common Shares are registered under Section 12 of the 1934 Act, and neither Grove nor Stratic is subject to

the reporting requirements of the 1934 Act. The solicitation of proxies and this Information Circular are not subject to the requirements of Section 14(a) of the 1934 Act and the SEC's rules thereunder concerning the solicitation of proxies. Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to registration statements under the 1933 Act and to proxy statements under the 1934 Act. One of the ways that United States and Canadian disclosure standards differ involves disclosures concerning oil and gas operations and properties. National Instrument 51-101 ("NI 51-101") of the Canadian Securities Administrators sets forth the standards for disclosures concerning oil and gas operations and properties. The requirements of NI 51-101 differ significantly from the SEC's disclosure requirements concerning oil and gas operations and properties. Among other differences, the SEC's rules normally permit oil and gas companies to disclose in their SEC filings only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. NI 51-101 requires, among other things, the disclosure of both proved and probable reserves, and the definitions of proved reserves under SEC rules and NI 51-101 are not the same. Accordingly, information concerning Grove's and Stratic's operations and properties may not be comparable to information disclosed by companies that file reports with the SEC.

Financial statements and other financial information included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies.

Certain information concerning Canadian and United Kingdom tax consequences of the Arrangement for Grove Securityholders is set forth under the headings "Certain Canadian Federal Income Tax Consequences" and "Certain UK Tax Consequences" in Part I of this Information Circular. The Information Circular does not address other tax consequences, including tax consequences in the United States for Grove Securityholders who are U.S. taxpayers, or who are resident in, or citizens of, the United States. Grove Securityholders should be aware that the transactions contemplated herein may have tax consequences under the laws of Canada, the United States and elsewhere. Such consequences for Grove Securityholders who are resident in, citizens of, or otherwise subject to taxation in the United States are not described fully herein. Such U.S. Grove Securityholders should be aware, however, that Grove may have been a "passive foreign investment company" (as defined in U.S. Internal Revenue Code Section 1297) (a "PFIC") in prior taxable years, and there are special U.S. tax consequences to such U.S. Grove Securityholders who held their securities during a period when Grove was a PFIC. If such U.S. Grove Securityholders fail to provide the Depositary with the information solicited on a Substitute Form W-9 appended to the Letter of Transmittal accompanying this Information Circular, or fail to certify that they are not subject to U.S. backup withholding, the Depositary may be required to withhold U.S. income tax from the payments of Stratic Shares made to U.S. Grove Securityholders (and may be required to sell a portion of such Stratic Shares to fulfill the tax withholding obligation). No determination has been made as to whether Stratic or the Combined Company is, or will be, a PFIC. Grove Securityholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

With respect to the unaudited pro forma condensed consolidated financial statements of Stratic included herein, Stratic's auditors have reported that they applied limited procedures in accordance with Canadian professional standards for preparation of a compilation report. The compilation report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with the United States of America standards of reasonableness of the pro forma adjustments and their application to the pro forma financial statements would require an examination or review which would be substantially greater in scope than the review as to compilation only that Stratic's

chartered accountants have conducted. Consequently, under the United States of America standards, such compilation report would not be included.

The enforcement by Grove Securityholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Grove and Stratic are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of Grove, Stratic, and those persons may be located outside the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, the information presented in this Information Circular, and the information incorporated by reference herein, constitutes "forward-looking statements" within the meaning of the *United States Private Securities Litigation Reform Act of 1995* and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of each of Grove and Stratic. Often, but not always, forward-looking statements and forward-looking information can be identified by words such as "plans", "expects", "may", "should", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations of such words and phrases that refer to certain actions, events, circumstances or results that may, could, would, might or will occur or be taken or achieved. Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Grove and Stratic to differ materially from any future results, performance or achievements expressed or implied by those forward-looking statements or forward-looking information. Such risks and other factors include, among others, actual results of exploration activities, actual results of reclamation activities, estimation or realization of oil and gas resources, timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of oil and gas, possible variations in the quality of oil and gas reserves and resources or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the oil and gas industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, risks associated with international operations, risks related to joint venture operations, risks related to the integration of acquisitions, as well as other risks and factors discussed or incorporated by reference elsewhere in this Information Circular, including the information set out or incorporated by reference in "Information Respecting Grove" (including the risks discussed under "The Narrative Description of the Business — Risk Factors" in Grove's Annual Information Form for the year ended December 31, 2005 and in Appendix D, "Information Concerning Stratic", and Appendix G, "The Combined Company After the Arrangement"). In addition, there are certain risks related to the consummation of the Arrangement and the business and operations of Grove and Stratic including, but not limited to, failure to satisfy the conditions required for completion of the Arrangement, including the receipt of required securityholder, court or regulatory approvals, the occurrence of any event, change or other circumstances that could give rise to termination of the Arrangement Agreement, the failure to complete the Arrangement for any other reason and the amount of the costs, fees, expenses and costs relating to the Arrangement, realizing the increased earnings and enhanced growth opportunities currently anticipated, realizing the benefits of growth projects, meeting key production and cost estimates construction and technological risks, capital requirements and operating risks associated with the expanded operations, the market price of the Stratic Common Shares and other risks discussed in this Information Circular. Although Grove and Stratic have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information in this Information Circular, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual results and future

events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information in this Information Circular or in the documents incorporated by reference herein.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the oil and gas industry and Grove's and Stratic's general expectations concerning the oil and gas industry, are based on estimates prepared by Grove or Stratic using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Grove or Stratic believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, these data are inherently imprecise. While Grove and Stratic are not aware of any misstatement regarding any industry data presented herein, the oil and gas industry involves risks and uncertainties that are subject to change based on various factors.

Grove and Stratic disclaim any intention or obligation to update or revise any of the forward-looking statements or forward-looking information in this Information Circular or incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

REPORTING CURRENCIES

Unless otherwise indicated, all references to "$" or "dollars" in this Information Circular refer to Canadian dollars. Stratic's financial statements that are included herein and incorporated by reference are reported in U.S. dollars. The unaudited pro forma consolidated financial statements of the combined company included in Appendix E are also reported in U.S. dollars. All references in this Information Circular to "£" are to United Kingdom pounds sterling.

EXCHANGE RATES

The following table sets forth, for each indicated period, the ending, average, high and low exchange rates for one U.S. dollar expressed in Canadian dollars, based on the nominal noon rates, as provided by the Bank of Canada:

	Year ended December 31		
	2006	2005	2004
Rate at end of period	1.1653	1.1659	1.2036
Average rate during period	1.1341	1.2116	1.3015
High for the period	1.1855	1.2704	1.3968
Low for the period	1.0983	1.1507	1.1774

On March 15, 2007, the exchange rate for one U.S. dollar expressed in Canadian dollars, based upon the nominal noon rate provided by the Bank of Canada, was Cdn.$1.1758.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including the Summary hereof. Except where terms and abbreviations are separately defined in the Appendices to this Information Circular, the terms and abbreviations defined below are used therein.

"1933 Act" means the United States *Securities Act of 1933*, as amended;

"1934 Act" means the United States *Securities Exchange Act of 1934*, as amended;

"Adjusted Exercise Price" means for a Grove Option to which Section 3.1(c) of the Plan of Arrangement applies: (i) the price at which the holder of the Grove Option is entitled, immediately before the Effective Time, to acquire one Grove Common Share, divided by (ii) 0.61879;

"**AIM**" means the Alternative Investment Market operated by the London Stock Exchange Plc;

"**Applicable Laws**" means applicable corporate, securities and other laws, regulations and rules and all policies of applicable stock exchanges;

"**Arrangement**" means the proposed arrangement, under the provisions of Division 5 of Part 9 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement;

"**Arrangement Agreement**" means the arrangement agreement dated as of February 5, 2007, between Stratic and Grove pursuant to which Grove and Stratic have proposed to implement the Arrangement, a copy of which is attached as Appendix C to this Information Circular;

"**Arrangement Filings**" means the records and information, if any, provided to the Registrar under Section 292(a) of the BCBCA that the Registrar requires, and the records, if any, filed under Section 292(a) of the BCBCA that the Registrar requires, to give effect to any provision of the Arrangement, together with a copy of the entered Final Order;

"**Arrangement Resolution**" means the resolution of Grove Securityholders approving the Arrangement in the form set forth in Appendix A to this Information Circular to be voted upon at the Meeting;

"**BCBCA**" means the *Business Corporations Act* (British Columbia), S.B.C. 2002, c.57, together with any amendments thereto and all the regulations promulgated thereunder;

"**business day**" means with respect to any action to be taken, any day, other than a Saturday, Sunday or statutory holiday in the place where such action is to be taken;

"**CDIs**" means CREST Depositary Interests;

"**Combined Company**" means Stratic and all of its subsidiaries, including Grove and all of its subsidiaries, after completion of the Arrangement;

"**Court**" means the Supreme Court of British Columbia;

"**CREST**" means the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the operator (as defined in the CREST Regulations);

"**CREST Regulations**" means the UK Uncertificated Regulations 2001 (SI 2001 No. 01/3755), as amended;

"**CRESTCo**" means CRESTCo Limited;

"**Custodian**" means CREST International Nominees Limited;

"**Depositary**" means Pacific Corporate Trust Company;

"**Dissenting Grove Shareholder**" means a Registered Shareholder who validly exercises the Dissent Right in respect of the Arrangement in strict compliance with the Dissent Procedures and whose Dissent Rights remain valid immediately before the Effective Time;

"**Dissent Procedures**" means the procedures for exercising the Dissent Rights as set out in Division 2 of Part 8 of the BCBCA as modified by Article 4 of the Plan of Arrangement as the same may be modified by the Interim Order or Final Order;

"**Dissent Right**" means, pursuant to the Interim Order, the right granted in section 4.1 of the Plan of Arrangement whereby each Registered Shareholder is permitted to exercise a right of dissent under Division 2 of Part 8 of the BCBCA as modified by Article 4 of the Plan of Arrangement as the same may be modified by the Interim Order or Final Order;

"**Effective Date**" means the effective date of the Arrangement, being the date on which the Arrangement Filings are filed with the Registrar;

"**Effective Time**" means the time at which Arrangement Filings are filed with the Registrar;

"**Exchange**" means the TSX Venture Exchange Inc.;

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to section 291 of the BCBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Governmental Authority**" includes any federal, provincial, municipal or other political subdivision, government department, commission, board, bureau, agency or instrumentality, domestic or foreign;

"**Grove Board**" means the board of directors of Grove;

"**Grove Common Shares**" means the common shares in the capital of Grove;

"**Grove Damages Event**" has the meaning defined under "Details of the Arrangement and Arrangement Agreement – Termination Fees" in Part I of this Information Circular;

"**Grove Debentures**" means the subordinated convertible debentures of Grove described in Appendix F "Information Concerning Grove – Convertible Debentures";

"**Grove Fairness Opinion**" means the opinion of Tristone dated February 5, 2007 that the Arrangement is fair, from a financial point of view, to Grove Shareholders, a copy of which is attached as Appendix H to this Circular;

"**Grove Optionholders**" at any time means the holders of Grove Options at that time;

"**Grove Options**" means those options to purchase Grove Common Shares issued by Grove to directors, employees and consultants of Grove or to any Person that are outstanding on the register of options of Grove;

"**Grove Securityholders**" means Grove Shareholders and Grove Optionholders;

"**Grove Shareholders**" at any time means the holders of Grove Common Shares at that time;

"**Grove Termination Fee**" means the amount of U.S.$3,000,000, less the amount of any withholding required by applicable laws relating to taxes which is currently remitted to the relevant Governmental Authority and receipted, payable to Grove by Stratic in certain circumstances;

"**Grove**" means Grove Energy Limited, a corporation continued under the BCBCA;

"**Information Circular**" means this Information Circular dated March 16, 2007, together with all Appendices hereto and including the Summary hereof, distributed by Grove in connection with the Meeting;

"**Interim Order**" means the interim order of the Court dated March 16, 2007, ordering the Meeting and setting out certain declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Letter of Transmittal**" means the Letter of Transmittal to be sent by Grove to Registered Shareholders for use by Registered Shareholders in connection with the Arrangement;

"**Lien**" means any mortgage, lien, hypothec, security interest, pledge or other encumbrance, charge or adverse right or claim, defect of title, restriction or other right of third parties;

"**Material Adverse Change**", with respect to either Grove or Stratic, means any condition, event or development that has a change or effect (or any condition, event or development involving a prospective change or effect) in the business operations, results of operations (including production of petroleum, natural gas and related hydrocarbons), assets, capitalization, financial condition,

licenses, permits, concessions, rights, commitments, contingencies, liabilities or privileges, whether contractual or otherwise, of such party and its subsidiaries taken as a whole, or that is, or could reasonably be expected to be, materially adverse to the business of such party and its subsidiaries taken as a whole, other than a change or effect: (i) that relates to or arises out of a matter that has, prior to the date of the Arrangement Agreement, been disclosed to the other party in writing; (ii) that relates to or arises out of conditions affecting the oil and gas industry globally as a whole; (iii) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; (iv) that relates to or arises out of any change in the market price of crude oil, natural gas or related hydrocarbons; or (v) that arises out of any operational matter relating to one party and consent to by the other in accordance with the terms of the Arrangement Agreement;

"Meeting" means the extraordinary meeting of Grove Shareholders and Grove Optionholders called to consider and, if thought advisable, approve the Arrangement Resolution in accordance with the Interim Order, and any adjournment thereof;

"misrepresentation" includes any untrue statement of a material fact, any omission to state a material fact that is required to be stated and any omission to state a material fact that is necessary to be stated in order for a statement not to be misleading;

"NI 51-101" means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities;

"Notice of Meeting" means the notice of the Meeting which accompanies this Information Circular;

"Outside Date" means June 30, 2007 or such other date as may be agreed to by Grove and Stratic;

"Person" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

"Plan of Arrangement" means the plan of arrangement substantially in the form and content set out in Schedule A to the Arrangement Agreement, as amended or supplemented from time to time;

"Record Date" means the close of business on March 14, 2007;

"Registered Shareholder" means a registered holder of Grove Common Shares as recorded in the register of Grove Shareholders maintained by the transfer agent of Grove;

"Registrar" means the Registrar of Companies duly appointed under the BCBCA;

"SEC" means the Unites States Securities and Exchange Commission;

"Stratic" means Stratic Energy Corporation, a corporation amalgamated under the YBCA;

"Stratic Common Shares" means the voting common shares in the capital of Stratic;

"Stratic Damages Event" has the meaning defined under "Details of the Arrangement and Arrangement Agreement – Termination Fees" in Part I of this Information Circular;

"Stratic Options" means the options to purchase Stratic Common Shares to be granted by Stratic to Grove Optionholders under the Arrangement;

"Stratic Shareholders" at any time means the holders of Stratic Common Shares at such time;

"Stratic Subsidiaries" means Stratic Energy (UK) Limited, Stratic Exploration (Syria) Limited, Stratic UK Holdings Limited, Stratic Energy (Turkey) Inc., Stratic Energy (Morocco) Inc., Stratic Jersey Holdings Ltd and Stratic Exploration Morocco Ltd;

"Stratic Termination Fee" means the amount of U.S.$3,000,000, less the amount of any withholding required by any applicable laws relating to taxes which is currently remitted to the relevant Governmental Authority and receipted, payable to Stratic by Grove in certain circumstances;

"**Subsidiary**" means a subsidiary as defined in the BCBCA;

"**Superior Proposal**" has the meaning defined under "Details of the Arrangement and Arrangement Agreement – Non-Solicitation" in Part I of this Information Circular;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, C.1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**Tristone**" means Tristone Capital Inc. and any of its subsidiaries or affiliates;

"**UK**" means the United Kingdom of Great Britain and Northern Ireland;

"**Voting Agreements**" means agreements entered into between certain Grove Securityholders and Stratic pursuant to which such securityholders have agreed to vote the Grove Common Shares and Grove Options beneficially owned or controlled by such securityholders in favour of the Arrangement Resolution, and otherwise support the Arrangement; and

"**YBCA**" means the *Business Corporations Act* (Yukon), R.S.Y. 2002, c. 20, together with any amendments thereto and all the regulations promulgated thereunder.

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

ABBREVIATIONS

In this Information Circular, the abbreviations set forth below have the following meanings:

"bbl"	Barrel	**"m^3"**	cubic metre volume
"bbls"	Barrels	**"mbbls"**	1,000 barrels
"bblsd"	barrels per day	**"mboe"**	1,000 barrels of oil equivalent
"bcf"	1,000,000,000 cubic feet	**"mcf"**	1,000 cubic feet
"boe"	barrels of oil equivalent	**"mcfd"**	one thousand cubic feet per day
"boepd"	barrels of oil equivalent per day	**"mmcf"**	1,000,000 cubic feet
"bopd"	barrels of oil per day	**"mmcfd"**	one million cubic feet per day
"gj"	Gigajoule	**"mmbtu"**	one million British Thermal Units
"gjd"	Gigajoules per day	"NGL"	natural gas liquids
"M$"	thousands of Canadian dollars	**"stb"**	stock tank barrel

Note: "boe" may be misleading, particularly if used in isolation. A boe conversion of 6 mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in the Notice of Meeting and this Information Circular. Certain terms with initial capital letters in this Summary are defined in the Glossary of Terms set out elsewhere in this Information Circular.

The Meeting

The Meeting will be held at the Renaissance Vancouver Hotel Harbourside, 1133 West Hastings Street, Vancouver, British Columbia on Wednesday, April 18, 2007 at 10:00 a.m. (Vancouver time). The business of the Meeting will be to consider and vote upon the Arrangement Resolution approving the Arrangement. See "Part I — The Arrangement".

The Arrangement

The Arrangement Agreement provides that the proposed acquisition by Stratic of all of the outstanding Grove Common Shares pursuant to a share exchange will be achieved by way of a statutory Plan of Arrangement. Pursuant to the Plan of Arrangement, on the Effective Date, the following shall occur in the following sequence and shall be deemed to occur without any further act or formality:

(a) the Grove Common Shares of Dissenting Grove Shareholders will be deemed to have been transferred to Stratic, free and clear of any Liens, and such holders shall cease to have any rights as shareholders of Grove other than the right to be paid the fair value of their Grove Common Shares in accordance with Article 4 of the Plan of Arrangement;

(b) each of the outstanding Grove Common Shares (other than Grove Common Shares held by Dissenting Grove Shareholders who, in certain circumstances, are ultimately entitled to be paid the fair value of such Grove Common Shares) shall be irrevocably transferred to Stratic, free and clear of any Liens, in exchange for 0.61879 of a Stratic Common Share; and

(c) each of the outstanding Grove Options (whether vested or unvested) shall be transferred to Stratic, free and clear of any Liens, in exchange for an option of Stratic entitling the holder to acquire, for each Grove Common Share that the holder was previously entitled to acquire upon the due exercise of the Grove Option, 0.61879 of a Stratic Common Share, at a price per whole Stratic Common Share equal to the Adjusted Exercise Price in respect of the particular Grove Option, and otherwise upon and subject to the same terms and conditions (including with respect to vesting) as applied to the Grove Option.

The respective obligations of Stratic and Grove to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied in order for the Arrangement to become effective. Upon all of the conditions being fulfilled or waived, Grove is required to file the Arrangement Filings with the Registrar and the Arrangement will become effective.

Effect of the Arrangement Upon Securityholders

After the completion of the Arrangement, Grove will be a wholly-owned subsidiary of Stratic, former Grove Shareholders will be holders of Stratic Common Shares and former Grove Optionholders will be holders of Stratic Options. Based on the number of Grove Common Shares outstanding as at the date of this Information Circular and assuming no exercise of Grove Options or conversion of Grove Debentures or election to receive payment of interest on Grove Debentures and Grove Common Shares prior to the Effective Time, there will be approximately 85,445,344 Stratic Common Shares issued to holders of Grove Common Shares pursuant to the Arrangement. It is anticipated that after completion of the Arrangement there will be approximately 269,441,204 Stratic Common Shares issued and outstanding. It is anticipated that at the Effective Time, before giving effect to the Arrangement, then existing Stratic Shareholders will hold approximately 183,995,860 Stratic Common Shares which, immediately following completion of the Arrangement will represent approximately 68.3% of the issued and outstanding Stratic Common Shares. As indicated above, former holders of Grove Common Shares will hold approximately 85,445,344 Stratic Common Shares

immediately following completion of the Arrangement representing approximately 31.7% of the then outstanding Stratic Common Shares (not including any shares that may have already been held by such persons if they were already shareholders of Stratic). It is anticipated that after completion of the Arrangement, there will be options outstanding to purchase 19,042,121 Stratic Common Shares of which options to purchase 6,514,621 Stratic Common Shares will be held by former Grove Optionholders. See "Effect of the Arrangement Upon Securityholders" in Part I of this Information Circular, "Pro Forma Information After Giving Effect To The Arrangement" in Part II of this Information Circular, Appendix D, "Information Concerning Stratic", Appendix E, "Unaudited Pro Forma Consolidated Financial Statements of Stratic" and Appendix G, "The Combined Company After the Arrangement".

Grove has outstanding US$15 million principal amount of subordinated convertible Grove Debentures, which are convertible into Grove Common Shares. Pursuant to the terms of the Grove Debentures Grove will be required to provide the holders of the Grove Debentures, if the Arrangement becomes effective, a notice of change of control and offer to repay the principal amount of the Grove Debentures together with all accrued interest up to the date of such change of control. Holders of Grove Debentures will have the option to accept such offer or convert the principal amount and accrued interest into Grove Common Shares at Cdn$1.00 per share. If the Grove Debenture holders so elect to convert the Grove Debentures they will receive Stratic Common Shares. Alternatively, it may be possible to negotiate with the Grove Debenture holders to enable the Grove Debentures to be "rolled over" and replaced with a note convertible into Stratic Common Shares.

At this time Stratic cannot determine with certainty the intentions of the holders of the Grove Debentures and therefore it has been assumed throughout this Information Circular that the Grove Debentures will be repaid in cash as described above.

See "Effect of the Arrangement upon Securityholders" in Part I of this Information Circular and Appendix F, "Information Concerning Grove – Convertible Debentures".

Procedure for the Arrangement to Become Effective

Procedural Steps

The following procedural steps must be taken in order for the Arrangement to become effective:

(i) the Arrangement Resolution must be approved by the Grove Securityholders in the manner set forth in the Interim Order;

(ii) the Court must grant the Final Order approving the Arrangement;

(iii) all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(iv) the Arrangement Filings must be filed with the Registrar.

Grove Securityholder Approvals

Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by at least 66 2/3% of the votes cast by the Grove Securityholders present in person or by proxy at the Meeting, including at least 66 2/3% of the votes cast by the Grove Shareholders present in person or by proxy at the Meeting.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the directors of Grove, without further approval of the Grove Securityholders, to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and to not proceed with the Arrangement at any time prior to the Arrangement becoming effective. See Appendix A to this Information Circular for the full text of the Arrangement Resolution.

Court Approval

On March 16, 2007, Grove obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached as Appendix B to this Information Circular.

Subject to the terms of the Arrangement Agreement, if the Arrangement Resolution is approved at the Meeting, Grove will make application to the Court for the Final Order at the Court House, 800 Smithe Street, Vancouver, British Columbia on Friday, April 20, 2007, at 10:00 a.m. (Vancouver time) or as soon thereafter as counsel may be heard.

Regulatory Approvals

The Arrangement Agreement provides that receipt of all applicable regulatory approvals, orders, notices and consents and all applicable statutory waiting periods having expired or been terminated is a condition precedent to the Arrangement becoming effective.

Exchange of Certificates

After the Effective Time, certificates representing Grove Common Shares shall represent only the right to receive certificates representing Stratic Common Shares or, in the case of Dissenting Grove Shareholders who are ultimately entitled to receive the fair value of the Grove Common Shares, the fair value of such Grove Common Shares. A form of Letter of Transmittal containing instructions with respect to the surrender of certificates representing Grove Common Shares is being forwarded with this Information Circular to Registered Shareholders for use in exchanging their Grove Common Share certificates for certificates representing Stratic Common Shares. Upon timely surrender of a properly completed Letter of Transmittal together with certificates representing Grove Common Shares to the Depositary, certificates representing Stratic Common Shares will be issued and delivered to each such Registered Shareholder entitled thereto.

Grove Shareholders that hold their shares through a broker or other financial intermediary or nominee (including Grove Shareholders in the UK that hold their shares in CREST by way of CDIs) will not be required to complete and return a Letter of Transmittal. Upon the Arrangement becoming effective, CREST will release a corporate action event with details of the procedure for the receipt of consideration of CDI holders.

After the Effective Time, agreements representing Grove Options shall represent the right to acquire Stratic Common Shares, subject to the adjustments provided for in the Arrangement.

Pursuant to the terms of the Plan of Arrangement, if any former holder of Grove Common Shares exchanged for Stratic Common Shares pursuant to the Plan of Arrangement has not complied with the provisions of the Plan of Arrangement on or before the date which is six years after the Effective Date, the Stratic Common Shares issued to such former holder of Grove Common Shares shall automatically be cancelled without any repayment of capital in respect thereof and such Stratic Common Shares, together with all entitlements to dividends, distributions or cash payment thereon held for such former holder, shall be deemed to have been donated and surrendered to Stratic and forfeited and terminated, for no consideration, as at such date.

Voting Agreements and Intention of Certain Securityholders

Stratic and certain Grove Securityholders, which include all of the directors and officers of Grove, holding an aggregate of 8,857,112 Grove Common Shares and Grove Options to purchase an additional 7,900,000 Grove Common Shares (11.3% of the issued and outstanding Grove Common Shares and Grove Common Shares issuable under the outstanding Grove Options eligible to be voted at the Meeting) have entered into Voting Agreements pursuant to which such shareholders have agreed to vote in favour of the Arrangement Resolution and to otherwise support the Arrangement, subject to the provisions of the Voting Agreements. See "The Arrangement — Background of the Arrangement" and "Voting Agreements and Intention of Certain Securityholders" in Part I of this Information Circular.

Purpose and Benefits of the Arrangement

The directors and management of Grove and Stratic believe that the Arrangement provides a number of benefits including:

1. the Combined Company will have an enhanced ability to maximize the development and exploration opportunities of the two companies and to capture new opportunities;
2. the Combined Company will have a combination of the operating strengths of both companies and ability to source large land positions and generate full cycle exploration plays;
3. the elimination of redundant general and administrative costs; and
4. the Combined Company will have increased market capitalization and, therefore, should have improved liquidity of investment for shareholders.

Grove Fairness Opinion

The Grove Board has received the Grove Fairness Opinion from Tristone that, on the basis of certain assumptions and considerations, the Arrangement is fair, from a financial point of view, to the Grove Shareholders. A copy of the Grove Fairness Opinion is attached to this Information Circular as Appendix H and should be read carefully and in its entirety.

Recommendation of the Board of Directors of Grove

The Grove Board has unanimously determined that the Arrangement is in the best interests of Grove and Grove Securityholders and should be placed before Grove Securityholders for their approval. The Grove Board unanimously recommends that Grove Securityholders vote in favour of the Arrangement.

Certain Canadian Federal Income Tax Considerations

A Canadian resident Grove Shareholder who holds Grove Common Shares as capital property and who disposes of such shares in exchange for Stratic Common Shares pursuant to the Plan of Arrangement will generally not realize a capital gain or capital loss in respect of the exchange for purposes of the Tax Act unless the Grove Shareholder chooses to recognize a capital gain or capital loss. See "Certain Canadian Federal Income Tax Considerations — Residents of Canada" in Part I of this Information Circular.

Certain Grove Shareholders who are not resident in Canada and who dispose of Grove Common Shares in exchange for Stratic Common Shares pursuant to the Plan of Arrangement will generally not be subject to tax under the Tax Act in respect of any capital gain realized on that exchange, unless the Grove Common Shares are taxable Canadian property and the Grove Shareholder is not afforded relief under an applicable tax treaty. See "Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada" in Part I of this Information Circular.

Certain UK Tax Considerations

A Grove Shareholder who is resident or ordinarily resident in the UK for UK tax purposes holding Grove Common Shares as an investment and who disposes of such shares in exchange for Stratic Common Shares pursuant to the Plan of Arrangement will not generally realise a chargeable gain or allowable loss for the purposes of UK taxation on chargeable gains. See "Certain UK Tax Considerations – UK Resident Grove Shareholders" in Part I of this Information Circular.

A Grove Shareholder who is not resident, nor ordinarily resident in the UK for UK tax purposes, who disposes of Grove Common Shares in exchange for Stratic Common Shares pursuant to the Plan of Arrangement will not generally be chargeable to UK capital gains tax in respect of any capital gain realised on the exchange. See "Certain UK Tax Considerations – Non-UK Resident Grove Shareholders" in Part I of this Information Circular.

Other Tax Considerations

The Information Circular does not address any tax consequences of the Arrangement other than certain Canadian federal income tax consequences and United Kingdom tax considerations to Grove Shareholders and Grove Optionholders. All Grove Shareholders and Grove Optionholders should consult their own tax advisors with respect to the tax consequences of the Arrangement having regard to their own particular circumstances, including any associated filing requirements in all relevant jurisdictions, including states, provinces and territories in which Grove Shareholders or Grove Optionholders are resident, and with respect to the tax consequences in such jurisdictions of owning Stratic Common Shares or Stratic Options after completion of the Arrangement.

Timing

Subject to all conditions precedent to the Arrangement as set forth in the Arrangement Agreement being satisfied or waived by the appropriate party or parties, Grove will file the Arrangement Filings with the Registrar and the Arrangement will become effective. If the Meeting is held and the Arrangement Resolution is approved, Grove will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on April 20, 2007, in form and substance satisfactory to Grove and Stratic, and all other conditions specified in the Arrangement Agreement are satisfied or waived, Grove and Stratic expect the Effective Date will be April 23, 2007.

The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order.

Grove

Grove is a company continued under the provisions of the BCBCA. Grove's head office is located at Suite 1500, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 and its registered office is located at 1710-1177 West Hastings Street, Vancouver, British Columbia, V6E 2L3. Grove Common Shares are currently listed and posted for trading on the Exchange and are admitted to trading on AIM (in both cases under the trading symbol "GRV"). There were 138,084,560 Grove Common Shares and Grove Options entitling the holders to acquire a total of 11,578,000 Grove Common Shares issued and outstanding as at March 15, 2007. Grove Options to acquire a total of 1,050,000 Grove Common Shares will expire on April 1, 2007.

Grove is an oil and gas exploration and development company. The principal assets of Grove are in Italy, Romania, Tunisia, Slovenia and the UK and Dutch North Seas. For further information regarding Grove, see "Information Respecting Grove" in Part II of this Information Circular and Appendix F, "Information Concerning Grove".

Stratic

Stratic is a corporation existing under the provisions of the YBCA. Stratic's head office is located at Suite 2500, 101 – 6th Avenue SW, Calgary, Alberta T2P 3P4 and its registered office is located at 202 – 208 Main Street, Whitehorse, Yukon Territory, Y1A 2A9. Stratic Common Shares are currently listed and posted for trading on the Exchange under the trading symbol "SE". There were 183,995,860 Stratic Common Shares issued and outstanding as at March 15, 2007.

Stratic is engaged in the international exploration, appraisal and development of hydrocarbons in Turkey (the Black Sea), UK (the North Sea), Italy, Syria and Morocco. The principal assets of Stratic are: 12.25% interest in acreage in the South Akcakoca sub-basin in the Turkish Black Sea, containing a number of gas discoveries under development; 17.25% interest in the West Don oil discovery, 19% interest in the Crawford oil discovery, 50% interest in the Cairngorm oil discovery, 30% interest in the Bowmore condensate discovery, all located in the UK North Sea, together with exploration acreage in the aforementioned regions and in Syria and Morocco.

Stratic raised, by way of a bought deal private placement financing, $56,075,004 through the issue and sale of 41,537,040 Stratic Common Shares at a price of $1.35 per share. The net proceeds of the financing will be used to fund the development of the Combined Company's oil and natural gas development projects, including acquisitions, and for general working capital purposes. Of the total proceeds, approximately $31,075,000 was raised on a subscription receipt basis conditional on completion of the Arrangement.

For further information regarding Stratic, see "Information Respecting Stratic" in Part II of this Information Circular and Appendix D, "Information Concerning Stratic".

The Combined Company

Upon completion of the Arrangement, Stratic will remain a corporation existing under the provisions of the YBCA and will own all of the issued and outstanding Grove Common Shares, in addition to the other properties and assets then held by Stratic.

Following completion of the Arrangement the Chief Executive Officer of Stratic will be Kevin Watts. Wolfgang Zimmer, Grove's current Chief Executive Officer, will become President and Chief Operating Officer and a director of Stratic. Andrew Childs, currently a director of Grove, will also join the Stratic board as a non-executive director. Sir Graham Hearne will remain as Chairman of the Stratic board of directors.

For further information regarding the Combined Company, see "Information Respecting the Combined Company" in Part II of this Information Circular, "Pro Forma Information After Giving Effect to the Arrangement" in Part II of this Information Circular, Appendix E, "Unaudited Pro Forma Consolidated Financial Statements of Stratic" and Appendix G, "The Combined Company After the Arrangement".

Stock Exchange Listings

The outstanding Stratic Common Shares are listed and posted for trading on the Exchange. The Stratic Common Shares to be issued pursuant to the Arrangement and which are issuable on exercise of Stratic Options to be issued pursuant to the Arrangement have been conditionally approved for listing and will be listed and posted for trading on the Exchange as soon as possible following the Effective Date and the filing of final documentation with the Exchange. The outstanding Grove Common Shares are listed and posted for trading on the Exchange and are admitted to trading on AIM. Following the Effective Date, the outstanding Grove Common Shares will be delisted from the Exchange and an application will be made to cancel Grove's admission to AIM of the Grove Common Shares. In the Arrangement Agreement Stratic has covenanted to apply for and use its reasonable commercial efforts to ensure the listing of the Stratic Common Shares outstanding subsequent to completion of the Arrangement on the Toronto Stock Exchange. In addition, Stratic has announced that following completion of the Arrangement, it intends to list the Stratic Common Shares on the London Stock Exchange (either on the main market for securities or on AIM).

Securities Law Matters

The Stratic Common Shares and the Stratic Options to be issued under the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable securities laws. The Stratic Common Shares issued under the Arrangement will generally be "freely tradable" under applicable securities laws of the provinces and territories of Canada (other than as a result of any "control block" restrictions which may arise by virtue of the ownership of Stratic Common Shares and provided that no unusual effort is made to prepare the market or create a demand for the securities and no extraordinary commission or consideration is paid in respect of the trade and, if the seller is an insider or officer of Stratic, the seller has no reasonable grounds to believe that Stratic is in default of securities legislation and regulations, rules, forms and blanket rulings and orders issued thereunder). Resale of any Stratic Common Shares acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.

The Stratic Common Shares and Stratic Options to be issued under the Arrangement have not been and will not be registered under the 1933 Act and will be issued in reliance upon an exemption from registration

requirements provided by section 3(a)(10) of the 1933 Act. Section 3(a)(10) of the 1933 Act is an exemption from the 1933 Act registration for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on March 16, 2007 and, subject to the approval of the Arrangement by the Grove Securityholders, a hearing on the Arrangement will be held on April 20, 2007 by the Court. See "Procedure for the Arrangement to Become Effective — Court Approval" in Part I of this Information Circular.

The Stratic Common Shares issued under the Arrangement to holders resident in the United States will be freely tradable under U.S. federal securities laws, except by persons who are "affiliates" of Grove or Stratic immediately prior to the Arrangement or who will be "affiliates" of Stratic after the Arrangement. Any Stratic Common Shares issued pursuant to the exercise of the Stratic Options in the United States, however, will be "restricted securities" as such term is defined in Rule 144 under the 1933 Act. The holders of such restricted securities will be able to resell such securities in the United States only pursuant to an effective registration statement under the 1933 Act or pursuant to an available exemption from such registration requirements. All recipients of Stratic Common Shares or Stratic Options who are resident in the United States are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities laws and regulations.

The above comments are qualified in their entirety by reference to the summary set out under "Other Legal Matters — Issue and Resale of Stratic Securities" in Part I of this Information Circular.

Right of Dissent

In accordance with the terms of the Interim Order and Plan of Arrangement, Registered Shareholders will have the right to dissent in respect of the Arrangement and, if the Arrangement becomes effective, to be paid by Grove the fair value of the Grove Common Shares in respect of which a Registered Shareholder exercises the Dissent Right. If a Registered Shareholder wishes to dissent, a written notice of dissent must be received by Grove no later than 5:00 p.m. (Vancouver time) on Monday, April 16, 2007 (or 5:00 p.m. (Vancouver time) on the day that is two days immediately preceding any adjourned or postponed Meeting).

Failure to comply strictly with the applicable provisions of the BCBCA, the Interim Order and the Plan of Arrangement may prejudice the availability of the Dissent Right. Dissenting Grove Shareholders should note that the exercise of the Dissent Right can be a complex, time-consuming and expensive process and it is suggested that any Grove Shareholder wishing to exercise the Dissent Right seek his or her own legal advice. For details regarding the Dissent Right, see "Right of Dissent" in Part I of this Information Circular; Appendix B, "Interim Order"; Schedule A of Appendix C, "Plan of Arrangement"; and Appendix K, "Dissent Provisions of BCBCA".

If holders of greater than 5% of the aggregate outstanding Grove Common Shares exercise rights of dissent in respect of the Arrangement and do not withdraw such exercise, Stratic has the right to choose not to effect the Arrangement. See "The Arrangement — Conditions to the Arrangement" in Part I of this Information Circular.

Comparison of Shareholder Rights

Grove is governed by the BCBCA, the laws of British Columbia and its notice of articles and articles. In the event the Arrangement becomes effective, the securities held by the Grove Securityholders will be exchanged for securities of Stratic, a corporation governed by the laws of the Yukon Territory. In that case the rights and privileges of holders of Stratic Common Shares will be governed by the YBCA and the articles and bylaws of Stratic.

While the rights and privileges of shareholders of a corporation governed by the YBCA are, in many instances, comparable to those of a shareholder of a company existing under the BCBCA, there are important differences. The differences arise from differences between the laws of British Columbia and of the Yukon Territory, in particular the BCBCA and the YBCA, and between Grove's notice of articles and articles and Stratic's articles and bylaws. In particular, important differences in respect of shareholder rights include such matters as the different majorities required for shareholder approval of certain corporate acts, different requirements to remove directors, and the requirement for a corporation under the YBCA to have at least two directors that are not officers or employees of the corporation or of its affiliates, which is a requirement the BCBCA does not have. For details regarding the differences in shareholder rights, see "Comparison of Shareholder Rights" in Part I of this Information Circular and Appendix I, "Comparison of Shareholder Rights".

Combined Operational Information After Giving Effect to the Arrangement

The merger of Stratic and Grove should create a financially strong international junior oil and gas company focused principally on three geographical regions: the Black Sea (Turkey), the North Sea (UK and Dutch sectors) and Italy. The strategy of the Combined Company will be to concentrate on the appraisal and development of existing discoveries within the joint portfolio, with an emphasis on accelerating first production where possible. The Combined Company will also seek to enhance its portfolio within its principal geographical regions by acquiring further discovered oil and gas (in the appraisal, development and production phases) and by extending its range of exploration opportunities for longer term growth and value accretion.

The Combined Company will own interests in the following principal oil and gas discoveries:

Stratic		**Grove**	
Turkey		**Italy**	
Ayazli (gas)	(12.25%)	Abbadesse (gas)	(equity under negotiation)
Akkaya (gas)	(12.25%)		
East Ayazli (gas)	(12.25%)		
Bayhanli (gas)	(12.25%)		
Akcakoca (gas)	(12.25%)		
East Akcakoca (gas)	(12.25%)		
Guluc (gas)	(12.25%)		
Alapli (gas)	(12.25%)		
The North Sea (UK sector)		**The North Sea (Dutch sector)**	
West Don (oil)	(17.25%)	Horizon West (oil)	(48.00%)
Crawford (oil)	(19.00%)		
Cairngorm (oil)	(50.00%)		
Bowmore (condensate)	(30.00%)		

These projects are at various stages of appraisal and development and there are active plans in each case to progress to first production in the near to medium term future. However, a number of these discoveries do not have formal development plans at the current time and have not previously been included in filings under NI 51-101.

The table below shows only those reserves included in previous NI 51-101 filings, effective for both companies at December 31, 2005. Both Stratic and Grove are in the process of preparing updated NI 51-101 filings for the year ended December 31, 2006.

	Stratic	Grove	Pro Forma Combined
Proved Net Reserves [(1)]			
(as at December 31, 2005)			
Oil (mbbls)	-	-	-
NGL (mbbls)	-	-	-
Natural gas (mmcf)	2,380	10,170	12,550
Oil equivalent (mboe)	397	1,695	2,092
Proved and Probable Net Reserves [(1)]			
(as at December 31, 2005)			
Oil (mbbls)	-	-	-
NGL (mbbls)	-	-	-
Natural gas (mmcf)	4,340	42,790	47,130
Oil equivalent (mboe)	723	7,132	7,855
Net undeveloped land (hectares) (as at December 31, 2006)	941,738	1,940,277	2,882,015
Net cash (debt), including restricted cash (US$ thousands) [(2)] (as at September 30, 2006)	$9,597	$8,167	$53,687
Shares outstanding [(3)] [(4)]			
(as at March 15, 2007)			
Basic	183,995,860	138,084,560	269,441,204
Diluted	196,523,360	148,612,560	288,483,325

Notes:

(1) Proved and Proved and Probable Reserves are based on the escalated price and cost cases from the NI 51-101 filings made by Stratic and Grove as at an effective date of December 31, 2005, incorporated by reference into this Information Circular. See "Information Respecting Grove – Documents Incorporated by Reference" and "Information Respecting Stratic – Documents Incorporated by Reference" in Part II of this Information Circular.

(2) Pro forma financial amounts reflect the issue by of 41,537,040 new Stratic Common Shares, pursuant to a private placement that closed March 6, 2007 (including 23,018,520 Stratic Common Shares issuable upon the conversion of subscription receipts upon the completion of the Arrangement), and the assumed repayment of the Grove Debentures, as more fully described in Appendix D, "Information Concerning Stratic: and Appendix F, "Information Concerning Grove".

(3) Shares outstanding in the Pro Forma Combined column include the issue of 41,537,040 new Stratic Common Shares, pursuant to a private placement that closed March 6, 2007 (including 23,018,520 Stratic Common Shares issuable upon the conversion of subscription receipts upon completion of the Arrangement), the assumed issue of 85,445,344 new Stratic Common Shares under the Arrangement and, in the fully diluted case, the issuance of 6,514,621 Stratic Options in exchange for Grove Options under the Arrangement.

(4) Shares outstanding in the Stratic column include the issue of 41,537,040 new Stratic Common Shares (23,018,520 in the form of subscription receipts) announced on March 6, 2007.

Pro Forma Financial Information

The following table sets forth certain combined financial information after giving effect to the Arrangement, and should be read in conjunction with the unaudited pro forma consolidated financial statements of Stratic (including the notes thereto) set forth in Appendix E.

	Stratic nine months ended September 30, 2006	Grove nine months ended September 30, 2006	Pro-forma consolidated (1)
Revenue	(US$)	(US$)	(US$)
Production revenue	-	-	-
Other revenue	607,309	259,884	867,193
	607,309	259,884	867,193
Expenses			
Business running costs	2,289,445	2,621,302	4,910,747
Depreciation and accretion	56,243	3,301	59,544
Interest and accretion	-	815,395	-
Stock-based compensation	3,225,426	1,403,973	4,629,399
Foreign exchange loss (gain)	(289,915)	(250,647)	(540,562)
Earnings (loss) before income taxes	(4,673,890)	(4,333,440)	(8,191,935)
Tax	(11,402)	-	(11,402)
Net earnings (loss) after tax	(4,685,292)	(4,333,440)	(8,203,337)

Notes:

(1) Pro forma financial amounts reflect the assumed repayment of the Grove Debentures, as more fully described in Appendix F, "Information Concerning Grove".

Risk Factors

In assessing the Arrangement, Grove Securityholders should carefully consider the risks described in Grove's Annual Information Form dated September 21, 2006 for the year ended December 31, 2005 and the other information contained in or incorporated by reference in this Information Circular, including the disclosure under "Risk Factors" in Appendix D, "Information Concerning Stratic" and Appendix G, "The Combined Company After the Arrangement". An investment in the Stratic Common Shares should be considered speculative due to the nature of Stratic's business and operations and in particular its involvement in the acquisition, exploitation, development, production and marketing of crude oil and natural gas and its present stage of development.

PART I — THE ARRANGEMENT

THE ARRANGEMENT

Background of the Arrangement

The provisions of the Arrangement Agreement are the result of arm's length negotiations conducted between representatives of Grove and Stratic and their respective advisors. The following is a summary of the negotiations between the parties that preceded the execution and public announcement of the Arrangement Agreement.

The management of Grove and the Grove Board monitor Grove's strategic position on an ongoing basis and regularly review and evaluate options available to Grove to maximise shareholder value. Over the course of 2006, Grove had from time to time considered and evaluated various strategic corporate and other transactions. Among the initiatives considered internally was the possibility of a corporate merger with another oil and gas entity. Tristone was retained by Grove to assist in identifying potential merger candidates. During the second half of 2006, Grove and Tristone considered a number of potential merger candidates and engaged in due diligence and merger discussions with several parties.

In October 2006, senior management of Stratic met with the senior management of Grove to determine if Grove would be interested in pursuing discussions regarding a potential merger of the two companies. Between October 2006 and December 2006, representatives of senior management of both parties communicated on a number of occasions to outline their respective positions with respect to a range of possible asset values for each company and proposals as to the nature of a possible business combination, including possible share exchange ratios, having regard to their respective opinions regarding asset values and share prices of each company, trading and liquidity history and other market considerations. In connection with these discussions Grove management received advice from Tristone.

On or about January 22, 2007, Grove and Stratic entered into a confidentiality agreement and began exchanging information regarding their respective businesses, and conducting due diligence regarding the other party, including reviewing public and non-public documents. Stratic authorized its legal counsel to prepare an initial draft arrangement agreement in relation to the proposed transaction being discussed.

On January 29, 2007, the Grove Board met to consider an oral offer from Stratic for the merger of the two companies and established a special committee of independent directors (the "Special Committee") consisting of Dr. Matthew Sutcliffe and Mr. Andrew Childs to consider the Stratic offer. The Grove Board authorized Grove senior management, with the assistance of legal counsel, to proceed with negotiations with Stratic and its legal counsel for the transaction being proposed, including negotiation of the definitive terms and conditions of the Arrangement Agreement.

During the period between January 29, 2007 and February 5, 2007, senior management of Grove and Stratic, and their respective legal counsel, communicated to discuss and negotiate the draft legal documentation in relation to the proposed transaction including the definitive terms and conditions of the Arrangement Agreement. Senior management of Grove continued to obtain advice from Tristone during this time and the Special Committee met twice on February 1 and 4.

At a meeting of the Grove Board on February 5, 2007, the members of the Special Committee confirmed that they had reviewed and considered the proposed transaction and concluded that the Arrangement was in the best interest of Grove and fair to the Grove Shareholders. Following discussions and deliberations, the Grove directors present at the meeting unanimously concluded that the Arrangement was in the best interests of Grove and fair to the Grove Shareholders and authorized the execution and delivery of the Arrangement Agreement. In determining whether to approve the Arrangement, the Grove Board considered, among other things, the recommendation of the Special Committee, the oral representation of Tristone that it would be able to provide the Fairness Opinion and other advice received from Tristone and the other factors set forth under "Purpose and Benefits of the Arrangement" and "Recommendation of the Board of Directors of Grove".

Between February 6, 2007 and February 21, 2007, all of the directors and officers of Grove, who hold an aggregate of 8,857,112 Grove Common Shares and Grove Options to purchase an additional 7,900,000 Grove Common Shares, entered into Voting Agreements with Stratic pursuant to which such persons have agreed to vote in favour of the Arrangement Resolution and otherwise support the Arrangement, subject to the provisions of the Voting Agreements. See "Voting Agreements and Intention of Certain Securityholders".

The Arrangement Agreement provides that the respective obligations of the parties to consummate the transactions contemplated in the Arrangement are subject to a number of conditions, including the condition that on or prior to 4:30 pm (Calgary time) on February 21, 2007, each party and their professional advisors shall have been provided with the opportunity to conduct full and complete due diligence reviews of the properties, assets, business and financial condition of the other and the scope and results of such due diligence investigations shall be satisfactory to each party, acting reasonably and that Grove shall have delivered the "Grove Disclosure Letter" (as defined in the Arrangement Agreement) to Stratic, and Stratic shall have delivered the "Stratic Disclosure Letter" (as defined in the Arrangement Agreement) to Grove, in each case in form and substance satisfactory to the other party, acting reasonably. On or about February 21, 2007, the parties confirmed that this condition had been satisfied. In addition, Stratic waived the condition in the Arrangement Agreement requiring execution and delivery of the Voting Agreements concurrently with the execution of the Arrangement Agreement.

On March 8, 2007, the Grove Board received the Grove Fairness Opinion and on March 15, 2007 the Grove Board approved this Information Circular and Grove's application to the Court for the Interim Order and confirmed its recommendation to the Grove Securityholders respecting the Arrangement.

Purpose and Benefits of the Arrangement

The directors and management of Grove and Stratic believe that the Arrangement provides a number of benefits including:

1. the Combined Company will have an enhanced ability to maximize the development and exploration opportunities of the two companies and to capture new opportunities;
2. the Combined Company will have a combination of the operating strengths of both companies and ability to source large land positions and generate full cycle exploration plays;
3. the elimination of redundant general and administrative costs; and
4. the Combined Company will have increased market capitalization and can be expected to have improved liquidity of investment for shareholders.

The anticipated benefits of the Arrangement constitute forward-looking statements and forward-looking information which are subject to risks and uncertainties. See "Cautionary Statement Regarding Forward-Looking Statements".

DETAILS OF THE ARRANGEMENT AND ARRANGEMENT AGREEMENT

The following description is a summary only and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is set forth in Appendix C to this Information Circular and the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement.

Except for the Arrangement Agreement's status as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the Arrangement, its text is not intended to be, and should not be interpreted as, a source of factual, business or operational information about Grove, Stratic or the Combined Company, or any of their respective affiliates. The Arrangement Agreement contains representations, warranties and covenants that are qualified and limited, including by information in the documents referenced in the Arrangement Agreement that the parties delivered in connection with or following the execution of the Arrangement Agreement, certain other information provided by the parties thereto to the other parties, or disclosed in public filings with Canadian securities regulatory authorities.

Representations and warranties may be used as a tool to allocate risk between the respective parties to the Arrangement Agreement, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to different standards of materiality applicable to the contracting parties, which may differ from what may be viewed as material to Grove Securityholders. These representations may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this Information Circular. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Information Circular. Except for the parties themselves, under the terms of the Arrangement Agreement only certain other specifically identified persons are third-party beneficiaries of the Arrangement Agreement who may enforce it and rely on its terms. Grove Securityholders are not third-party beneficiaries of the Arrangement Agreement and therefore may not directly enforce or rely upon its terms and conditions and should not rely on its representations, warranties or covenants as characterization of the actual state of facts or conditions of Grove, Stratic or the Combined Company, or any of their respective Subsidiaries.

The Arrangement and Arrangement Agreement

Upon the Arrangement Agreement becoming effective, the following shall occur in the following sequence and shall be deemed to occur without any further act or formality:

(a) the Grove Common Shares of Dissenting Grove Shareholders will be deemed to have been transferred to Stratic, free and clear of any Liens, and such holders shall cease to have any rights as shareholders of Grove other than the right to be paid the fair value of their Grove Common Shares in accordance with Article 4 of the Plan of Arrangement;

(b) each of the outstanding Grove Common Shares (other than Grove Common Shares held by Dissenting Grove Shareholders who, in certain circumstances, are ultimately entitled to be paid the fair value of such Grove Common Shares) shall be irrevocably transferred to Stratic, free and clear of any Liens, in exchange for 0.61879 of a Stratic Common Share; and

(c) each of the outstanding Grove Options (whether vested or unvested) shall be transferred to Stratic, free and clear of any Liens, in exchange for an option of Stratic entitling the holder to acquire, for each Grove Common Share that the holder was previously entitled to acquire upon the due exercise of the Grove Option, 0.61879 of a Stratic Common Share, at a price per whole Stratic Common Share equal to the Adjusted Exercise Price in respect of the particular Grove Option, and otherwise upon and subject to the same terms and conditions (including with respect to vesting) as applied to the Grove Option.

Conditions to the Arrangement

The respective obligations of Stratic and Grove to complete the transactions contemplated by the Arrangement Agreement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. These conditions are described in Article 5 of the Arrangement Agreement and require, among other things, that:

(i) the Arrangement Resolution shall have been passed by the Grove Securityholders in accordance with the Interim Order; and

(ii) Stratic and Grove shall have obtained all consents, waivers, permissions and approvals necessary to complete the Arrangement by or from relevant third parties, on terms and conditions satisfactory to each, acting reasonably

The Arrangement Agreement also provides certain conditions for the benefit of Stratic and Grove, respectively, including that certain of the respective representations and warranties of the parties to the Arrangement Agreement shall be true and correct as of the Effective Date, that each of the parties shall have

complied with their respective covenants in the Arrangement Agreement and, in the case of Stratic's obligations, that holders of not greater than 5% of the aggregate outstanding Grove Common Shares shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn.

There is no assurance that these conditions will be satisfied or waived on a timely basis.

Upon all of the conditions being satisfied or waived, Grove is required to file the Arrangement Filings with the Registrar.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Grove Board, without further notice to or approval of the Grove Securityholders, and subject to the terms of the Arrangement Agreement, to amend the Arrangement and to decide not to proceed with the Arrangement and revoke such Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA. See Appendix A to this Information Circular for the full text of the Arrangement Resolution.

Amendment and Termination of Arrangement Agreement and Plan of Arrangement

The Arrangement Agreement may, at any time and from time to time before or after the Meeting, be amended by written agreement of Grove and Stratic without, subject to applicable law, further notice to or authorization on the part of their respective securityholders, provided that no such amendment may reduce or materially affect the consideration to be received by a Grove Securityholder without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. The Plan of Arrangement provides that Stratic and Grove reserve the right to amend, modify or supplement the Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing; (ii) approved or agreed to in writing by Stratic and Grove; and (iii) contained in a written document which is filed with the Court and, if made following the Meeting, approved by the Court, and communicated to Grove Securityholders in the manner, if any, as required by the Court. The Plan of Arrangement further provides that any amendment, modification or supplement to the Plan of Arrangement may be proposed by Grove prior to the Meeting provided that Stratic shall have consented thereto in writing, with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of the Plan of Arrangement for all purposes. It further provides that any amendment, modification or supplement to the Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only (i) if it is consented to in writing by each of Stratic and Grove, and (ii) if required by the Court or applicable law, it is consented to by the Grove Securityholders voting in the manner directed by the Court.

The Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual written consent of Stratic and Grove;

(b) by either Grove or Stratic, upon written notice to the other party, if any of the conditions set out in Section 5.1 of the Arrangement Agreement are not satisfied or waived on or before the Outside Date;

(c) by Stratic, upon written notice to Grove, if any of the conditions set out in Section 5.2 of the Arrangement Agreement are not satisfied or waived on or before the Outside Date;

(d) by Grove, upon written notice to Stratic, if any of the conditions set out in Section 5.3 of the Arrangement Agreement are not satisfied or waived on or before the Outside Date;

(e) by Stratic upon the occurrence of a Stratic Damages Event;

(f) by Grove upon the occurrence of a Grove Damages Event;

(g) by Grove, in the event that Grove accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.5(b)(v) of the Arrangement Agreement, provided that Grove has complied with its obligations in Section 3.5(c) of the Arrangement Agreement and concurrently pays to Stratic the applicable Stratic Termination Fee.

Non-Solicitation

Pursuant to the Arrangement Agreement, Grove agreed to cease and cause to be terminated all existing discussions and negotiations, if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal (as defined below).

Grove further agreed not to, nor authorize or permit any of the officers, directors, or employees of Grove or any financial advisor, expert or other representative retained by them to:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any negotiations or initiate any discussions regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

subject to the exclusion described below.

Notwithstanding the foregoing, Grove and its officers, directors and advisors may (a) enter into or participate in discussions or negotiations with a third party who, without any solicitation, initiation or encouragement, directly or indirectly, by Grove, its financial advisor or other representatives after the date of the Arrangement Agreement, seeks to initiate such discussions or negotiations and (b) subject to execution of an appropriate confidentiality agreement and standstill agreement, furnish such third party information concerning Grove and its business, properties and assets if, and only to the extent that -

(i) the third party has first made a written bona fide Acquisition Proposal which the Grove Board determines in good faith that: (i) funds or other consideration necessary to complete the Acquisition Proposal are available; (ii) after consultation with its financial advisor, would, if consummated in accordance with its terms, result in a transaction financially superior for Grove Securityholders as compared to the Arrangement; and (iii) after receiving the advice of outside legal counsel as reflected in minutes of the Grove Board, that the taking of such action is advisable for the Grove Board in discharge of its fiduciary duties under applicable law (a "**Superior Proposal**") and

(ii) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Grove provides prompt notice to Stratic to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement and if not previously provided to Stratic, copies of all information provided to such third party and provided further that Grove shall notify Stratic of any inquiries, offers or proposals with respect to a Superior Proposal (including a copy of any such proposal (and any amendments or supplements thereto) and the identity of the person making it, all information provided to such party and other information reasonably requested by Stratic) and keep Stratic informed of the Status and details of any such inquiry, offer or proposal.

In addition, Grove and its officers, directors and advisors may comply with obligations under applicable Canadian securities laws relating to responding to a take-over bid or exchange offer or the provision of

directors' circulars and to make appropriate disclosure with respect thereto to its security holders and take any other action in relation to any Acquisition Proposal to the extent required under applicable laws or ordered or otherwise mandated by any court of competent jurisdiction.

Grove must give Stratic written notice of any decision by the Grove Board to accept, recommend, approve or enter into any agreement to implement any Superior Proposal. If Stratic delivers to Grove, during the five business day period following the receipt of such notice, a written proposal to amend the Arrangement Agreement and Plan of Arrangement to provide the Grove Securityholders a value per Grove Common Share equal to or having a value greater than the value per Grove Common Share provided in the Superior Proposal, the Arrangement Agreement further provides that the Grove Board shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal unless the Grove Board determines in good faith, after consultation with Grove's financial advisors and legal advisors, taking into account the proposal by Stratic to amend the Arrangement Agreement and the Plan of Arrangement, that the Acquisition Proposal remains a Superior Proposal. Grove and its officers, directors and advisors may accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party only if prior to such acceptance, recommendation, approval or implementation, the Grove Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated above and after receiving advice from its financial advisors and advice of outside legal counsel as reflected in the minutes of the Grove Board, that the taking of such action is advisable for the Grove Board in discharge of its fiduciary duties under applicable laws and Grove complies with its obligations above and terminates the Arrangement Agreement and concurrently pays the Stratic Termination Fee to Stratic.

In the Arrangement Agreement an **"Acquisition Proposal"** is defined to mean any inquiry or the making of any proposal to Grove, its material subsidiaries or their respective securityholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

(i) an acquisition from Grove or its material subsidiaries or their respective securityholders of any securities of Grove or its material subsidiaries;

(ii) any acquisition of a substantial amount of assets of Grove or its material subsidiaries;

(iii) an amalgamation, arrangement, merger or consolidation involving Grove or its material subsidiaries; or

(iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Grove or its material subsidiaries or any other transaction involving Grove or its material subsidiaries,

the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Stratic under the Arrangement Agreement or the Arrangement.

Termination Fees

Pursuant to the Arrangement Agreement, provided that there is no breach or non-performance by Stratic of a material provision of the Arrangement Agreement, if at any time prior to termination of the Arrangement Agreement:

(a) the Grove Board has withdrawn or changed any of its recommendations or determinations referred to in Section 2.5 of the Arrangement Agreement, in a manner adverse to Stratic or shall have resolved to do so prior to the Effective Date;

(b) a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Grove Securityholders or to Grove and the Arrangement Resolution is not submitted to the Grove Securityholders for their approval;

(c) a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Grove Securityholders or to Grove and: (i) the Arrangement Resolution is not passed by the Grove Securityholders prior to the Outside Date; (ii) either Grove or Stratic terminates the Arrangement Agreement pursuant to Section 8.1(b) or Section 8.1(e) of the Arrangement Agreement; and (iii) within 365 days after the date of such termination:

  (i) an Acquisition Proposal is consummated with any person other than Stratic; or

  (ii) the Grove Board approves or recommends such Acquisition Proposal or any other Acquisition Proposal, or Grove enters into a definitive agreement with respect to such Acquisition Proposal or any other Acquisition Proposal and thereafter (whether or not within 365 days after the termination of the Arrangement Agreement) such Acquisition Proposal is consummated;

(d) Grove has entered into any agreement with any person with respect to an Acquisition Proposal prior to the Effective Date, excluding a confidentiality agreement;

(e) Grove is in breach of any of its covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in the affairs, operations or business of Grove or materially impedes the completion of the Arrangement, and Grove fails to cure such breach within five business days after receipt of written notice thereof from Stratic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(f) Grove is in breach of any of its representations or warranties made in the Arrangement Agreement (without giving effect to any materiality qualifiers contained therein), which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in the affairs or operations of Grove, and Grove fails to cure such breach within five business days after receipt of written notice thereof from Stratic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

(each of the above being a "**Stratic Damages Event**"), then in the event of the termination of the Arrangement Agreement pursuant to Section 8.1(c) or Section 8.1(e), Grove shall pay to Stratic the Stratic Termination Fee as liquidated damages in cash to an account designated by Stratic within one business day after such termination, except in respect of a Stratic Damages Event referred to in clause (c) above, in which case Grove shall pay the Stratic Termination Fee as liquidated damages in cash to an account designated by Stratic within one business day after the consummation of the Acquisition Proposal referred to in that clause. Following a Stratic Damages Event but prior to payment of the applicable Stratic Termination Fee, Grove shall be deemed to hold such applicable Stratic Termination Fee in trust for Stratic. Grove shall only be obligated to pay one Stratic Termination Fee pursuant to the Arrangement Agreement.

Pursuant to the Arrangement Agreement, provided that there is no breach of or non-performance by Grove of a material provision of the Arrangement Agreement, if at any time after the execution and delivery of the Arrangement Agreement and prior to its termination, Stratic is in breach of any of its covenants, agreements, representations or warranties made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in the affairs, operations or business of Stratic or makes it impossible or unlikely that any of the material terms of the Arrangement will be satisfied and Stratic fails to cure or cause the cure of such breach within five business days after receipt of written notice thereof from Grove (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date) (a "**Grove Damages Event**"), then in the event of the termination of the Arrangement Agreement pursuant to Section 8.1(d), Stratic shall pay to Grove the Grove Termination Fee as liquidated damages in cash to an account designated by Grove within one business day after such termination. Following a Grove

Damages Event but prior to payment of the Grove Termination Fee, Stratic shall be deemed to hold such applicable Grove Termination Fee in trust for Grove. Stratic shall only be obligated to pay one Grove Termination Fee pursuant to the Arrangement Agreement.

EFFECT OF THE ARRANGEMENT UPON SECURITYHOLDERS

After the completion of the Arrangement, Grove will be a wholly-owned subsidiary of Stratic, former Grove Shareholders will be holders of Stratic Common Shares and former Grove Optionholders will be holders of Stratic Options. Based on the number of Grove Common Shares outstanding as at the date of this Information Circular, and assuming no exercise of Grove Options or conversion of Grove Debentures prior to the Effective Time, there will be approximately 85,445,344 Stratic Common Shares issued to holders of Grove Common Shares pursuant to the Arrangement, representing approximately 31.7% of the approximately 269,441,204 Stratic Common Shares that will be issued and outstanding following completion of the Arrangement. It is anticipated that, at the Effective Time, before giving effect to the Arrangement, then existing Stratic Shareholders will hold approximately 183,995,860 Stratic Common Shares which, immediately following completion of the Arrangement, will represent approximately 68.3% of the then outstanding Stratic Common Shares. It is anticipated that after completion of the Arrangement, there will be options outstanding to purchase 19,042,121 Stratic Common Shares of which options to purchase 6,514,621 Stratic Common Shares will be held by former Grove Optionholders. See "Pro Forma Information After Giving Effect To The Arrangement" in Part II, Appendix D, "Information Concerning Stratic", Appendix E, "Unaudited Pro Forma Consolidated Financial Statements of Stratic" and Appendix G, "The Combined Company After the Arrangement".

As at March 15, 2007 there were Grove Options outstanding entitling the holders thereof to acquire an aggregate of 11,578,000 Grove Common Shares. Grove Options to acquire a total of 1,050,000 Grove Common Shares will expire on April 1, 2007. It is not anticipated that any of the Grove Options that will expire on April 1, 2007 will be exercised prior to expiry.

Grove has outstanding US$15 million principal amount of subordinated convertible Debentures. See Appendix F, "Information Concerning Grove – Convertible Debentures" for a description of the Grove Debentures.

The holders of the Grove Debentures have the right to elect whether interest on the Grove Debentures is to be paid in Grove Common Shares or cash and the right to convert the principal amount thereof into Grove Common Shares at a price of Cdn$1.00 per share.

Pursuant to the terms of the Grove Debentures Grove will be required to provide the holders of the Grove Debentures, if the Arrangement becomes effective, a notice of change of control and offer to repay the principal amount of the Grove Debentures together with the accrued interest. Holders of the Grove Debentures will have the option to accept such offer or convert the principal amount and accrued interest into Grove Common Shares at Cdn$1.00 per share. If the holders of Grove Debenture so elect to convert the Grove Debentures they will receive 0.61879 of a Stratic Common Share for each Grove Common Share they were entitled to receive as a result of such conversion. Alternatively, it may be possible to negotiate with such holders to enable the Grove Debentures to be "rolled over" and replaced with a note convertible into Stratic Common Shares.

At this time Stratic cannot determine with certainty the intentions of the holders of the Grove Debentures and therefore it has been assumed throughout this Information Circular that the Grove Debentures will be repaid in cash as described above.

PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE

Procedural Steps

The following procedural steps must be taken in order for the Arrangement to become effective:

1. the Arrangement Resolution must be approved by the Grove Securityholders in the manner set forth in the Interim Order;

2. the Court must grant the Final Order approving the Arrangement;

3. all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

4. The Arrangement Filings must be filed with the Registrar.

Subject to all conditions precedent to the Arrangement as set forth in the Arrangement Agreement being satisfied or waived by the appropriate party or parties, Grove will file the Arrangement Filings with the Registrar and the Arrangement will become effective.

Grove Securityholder Approval

Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by at least 66 2/3% of the votes cast by the Grove Securityholders present in person or by proxy at the Meeting, including at least 66 2/3% of the votes cast by the Grove Shareholders present in person or by proxy at the Meeting.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the directors of Grove, without further approval of the Grove Securityholders, to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and to not proceed with the Arrangement at any time prior to the Arrangement becoming effective. See Appendix A to this Information Circular for the full text of the Arrangement Resolution.

Court Approval

On March 16, 2007, Grove obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached as Appendix B to this Information Circular.

Under the BCBCA, the Arrangement requires the approval of the Court. Subject to the terms of the Arrangement Agreement and, if the Arrangement Resolution is approved by the Grove Securityholders at the Meeting in the manner required by the Interim Order, Grove will make application to the Court for the Final Order. The application for the Final Order is scheduled to be heard at the Court House, 800 Smithe Street, Vancouver, British Columbia on Friday, April 20, 2007, at 10:00 a.m. (Vancouver time) or as soon thereafter as counsel may be heard. Any Grove Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court an appearance and delivering a copy of the filed appearance, together with a copy of all material on which such holder or person intends to rely at the hearing, including an outline of such holder's or person's proposed submissions, to the solicitors for Grove: McCarthy Tétrault LLP, Barristers and Solicitors, Suite 1300, Pacific Centre, 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K2, Attention: Warren B. Milman, on or before 4:00 p.m. (Vancouver time) on April 18, 2007, subject to other direction of the Court. A copy of the Notice of Application for the Final Order is attached as Appendix J.

The Stratic Common Shares and Stratic Options to be issued or granted under the Arrangement have not been and will not be registered under the 1933 Act in reliance upon the exemption from registration requirements provided under section 3(a)(10) of the 1933 Act. The Court will be advised prior to the hearing of the application for the Interim Order and the Final Order that the Court's determination that the Arrangement is fair and reasonable will form the basis for an exemption from registration requirements under section 3(a)(10) of the 1933 Act with respect to the Stratic Common Shares and Stratic Options to be issued under the Arrangement.

Grove has been advised by its counsel that the Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive

and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Either Stratic or Grove may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to it.

Regulatory Approvals

The Arrangement Agreement provides that the respective obligations of Grove and Stratic to consummate the Arrangement are subject to the satisfaction, or waiver by the mutual consent of the parties, on or before the Effective Date, of certain specified conditions, including a condition that Stratic and Grove shall have obtained all consents, waivers, permissions and approvals necessary to complete the Arrangement by or from relevant third parties, on terms and conditions satisfactory to each party, acting reasonably, including without limitation (i) all applicable regulatory approvals, orders, notices and consents and all applicable statutory or regulatory waiting periods shall have expired or been terminated; (ii) the approval of the Court; and (iii) the approval or consent of Grove's or Stratic's bankers, lenders and creditors, as required.

Exchange of Certificates and Payments

From and after the Effective Time and until surrendered as contemplated by the Plan of Arrangement, any certificates which immediately prior to the Effective Time represented one or more Grove Common Shares shall represent only the right to receive the certificate representing Stratic Common Shares described in Article 5 of the Plan of Arrangement or, in the case of Dissenting Grove Shareholders who, in accordance with the Dissent Rights, in certain circumstances, are ultimately entitled to be paid the fair value of such Grove Common Shares, the fair value of such Grove Common Shares, in accordance with the Dissent Rights. A form of Letter of Transmittal containing instructions with respect to the surrender of certificates representing Grove Common Shares is being forwarded with this Information Circular to Registered Shareholders for use in exchanging their Grove Common Share certificates for Stratic Common Shares. Upon timely surrender of a properly completed Letter of Transmittal together with certificates representing Grove Common Shares to the Depositary, certificates representing Stratic Common Shares will be issued and delivered to the former Registered Shareholder.

Grove Shareholders that hold their shares through a broker or other financial intermediary or nominee (including Grove Shareholders in the UK that hold their share in CREST by way of CDIs) will not be required to complete and return a Letter of Transmittal. Upon the Arrangement becoming effective, CREST will release a corporate action event with details of the procedure for the receipt of consideration of CDI holders.

From and after the Effective Time, agreements representing Grove Options shall represent the right to acquire Stratic Common Shares, subject to the adjustments provided for in the Arrangement.

Pursuant to the terms of the Plan of Arrangement, if any former holder of Grove Common Shares exchanged for Stratic Common Shares pursuant to the Plan of Arrangement has not complied with the provisions of Section 5.1 or 5.2 of the Plan of Arrangement on or before the date which is six years after the Effective Date, the Stratic Common Shares issued to such former holder of Grove Common Shares shall automatically be cancelled without any repayment of capital in respect thereof and the interest of the former holder of Grove Common Shares in such Stratic Common Shares, together with all entitlements to dividends, distributions or cash payments thereon held for such former holder, shall be deemed to have been donated and surrendered to Stratic and forfeited and terminated, for no consideration, as at such date.

VOTING AGREEMENTS AND INTENTION OF CERTAIN GROVE SECURITYHOLDERS

Stratic and certain Grove Securityholders, which includes all of the directors and officers of Grove, holding an aggregate of 8,857,112 Grove Common Shares and Grove Options to purchase an additional 7,900,000 Grove Common Shares (representing approximately 11.3% of the issued and outstanding Grove Common Shares and Grove Common Shares issuable on Grove Options eligible to be voted at the Meeting), have entered into the Voting Agreements pursuant to which such security holders have agreed to vote in favour of

the Arrangement Resolution and to otherwise support the Arrangement, subject to the provisions of the Voting Agreements.

As at March 15, 2007 there were Grove Options outstanding entitling the holders thereof to acquire an aggregate of 11,578,000 Grove Common Shares. Grove Options to acquire a total of 1,050,000 Grove Common Shares will expire on April 1, 2007. It is not anticipated that any of the Grove Options that will expire on April 1, 2007 will be exercised prior to expiry.

The Voting Agreements require the Grove Securityholders who executed such agreements to exercise all voting rights attached to the Grove Common Shares and Grove Options that they own, or over which they exercise control or direction, in approval of the Arrangement Resolution.

GROVE FAIRNESS OPINION

Tristone was retained by Grove to act as financial advisor to Grove in connection with, among other things, a potential merger of Grove with another company.

To assist it in determining whether to recommend the Arrangement to the Grove Securityholders, the Grove Board further retained Tristone to provide its opinion as to whether the Arrangement is fair, from a financial point of view, to the Grove Shareholders. Tristone was retained to perform these services for Grove and the Grove Board on the basis of its expertise in such matters. Tristone is an independent investment banking firm providing advisory and capital market related services to resource companies and major financial institutions. Tristone's services include investment research and the trading of equity securities for major financial institutions and corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions. Tristone and its principals have been involved in a significant number of transactions involving valuations of publicly-traded companies and in providing fairness opinions in respect of such transactions.

Tristone has advised the Grove Board that it is not an insider, associate or affiliate (as such terms are defined in the *Securities Act* (Alberta)) of Grove or Stratic or their affiliates or associates. Except as financial advisor to the Grove Board, neither Tristone nor any of its associates or affiliates is an advisor to Grove or Stratic or their affiliates or associates with respect to the Arrangement.

At the meeting of the Grove Board on February 5, 2007, Tristone orally delivered its opinion to the Grove Board (subsequently confirmed in writing in its Fairness Opinion dated February 5, 2007) as of the date of the opinion and based on and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Grove Shareholders under the Arrangement is fair, from a financial point of view, to the Grove Shareholders.

In connection with the Grove Fairness Opinion, Tristone, among other things: (i) reviewed certain publicly available business and historical financial and other information relating to Grove and Stratic; (ii) reviewed Stratic's internal reserve estimates contained in digital format concerning Stratic's Turkish and two key UK oil, natural gas liquids and natural gas reserves (West Don and Crawford) and the estimated future cash flow from such reserves, effective December 31, 2006; (iii) reviewed other information relating to the operations of Grove and Stratic including, but not limited to production, facilities and seismic data, and material corporate agreements; (iv) held discussions with management of Grove and Stratic with regard to, among other things, the business, operations, quality of assets and future potential of Grove and Stratic; (v) obtained certificates of senior officers of Grove and Stratic; (vi) considered responses to certain due diligence questions answered by management of Grove and Stratic; (vii) reviewed data with respect to other transactions of a comparable nature considered by Tristone to be relevant; and (viii) reviewed other information, analyses and investigations as Tristone considered appropriate in the circumstances.

The full text of the Grove Fairness Opinion, which sets forth among other things, assumptions made, procedures followed, matters considered and limitations on the review undertaken by Tristone in rendering its opinion, is attached as Appendix H to this Information Circular. The Grove Fairness Opinion was provided

for the information and assistance of the Grove Board in connection with its consideration of the Arrangement. Such opinion does not constitute a recommendation to any Grove Securityholder as to how such Grove Securityholder should vote with respect to the Arrangement. **Grove Securityholders are urged to read the Grove Fairness Opinion carefully and in its entirety.** The summary of the Grove Fairness Opinion described in this Information Circular is qualified in its entirety by reference to the full text of such opinion.

Tristone has acted as financial advisor to Grove in connection with the Arrangement and will receive a fee for its services that is contingent upon the completion of the Arrangement. In addition, in consideration for its services in providing the Grove Fairness Opinion, Grove agreed to pay an additional fixed fee to Tristone. Grove has also agreed to reimburse Tristone's expenses and to indemnify Tristone and certain related persons against certain liabilities in connection with its engagements, including certain liabilities under securities legislation. **In addition, Tristone has provided, certain investment banking services to Stratic for which Tristone has received compensation. In the ordinary course of business, Tristone and its affiliates may hold or trade, for their own accounts and for the accounts of their customers, securities of Grove and Stratic and, accordingly, may at any time hold a long or short position in such securities.**

RECOMMENDATION OF THE BOARD OF DIRECTORS OF GROVE

At a meeting of the Grove Board held prior to entering into the Arrangement Agreement, the Grove Board considered the business combination with Stratic on the terms and conditions as provided in the Arrangement Agreement. The Grove Board determined that the Arrangement is in the best interests of Grove and the Grove Securityholders and authorized submission of the Arrangement to Grove Securityholders for approval and to the Court for the Final Order.

In coming to its conclusion and recommendations the Grove Board considered, among others, the following factors:

(i) the purpose and benefits of the Arrangement as outlined in this Information Circular;

(ii) information concerning the financial condition, results of operations, business plans and prospects of Stratic and Grove, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of the combined company;

(iii) the Grove Fairness Opinion to the Grove Board to the effect that, as of the date of the opinion and based on and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Grove Shareholders under the Arrangement is fair from a financial point of view to the Grove Shareholders;

(iv) the fact that the proposed business combination with Stratic on the terms and conditions as provided in the Arrangement Agreement was reviewed and considered by a Special Committee of independent directors of Grove, that recommended approval of the Arrangement to the other directors;

(v) the evaluation by the Grove Board of other possible mergers or strategic alternatives, and the perceived risks to Grove (many of which are beyond Grove's control) associated with achieving any of those alternatives and the Grove Board's conclusion that none of these alternatives would reasonably be likely to present a superior opportunity for Grove, or reasonably likely to create greater value for Grove Securityholders at this time than the Arrangement;

(vi) the fact that the Arrangement Resolution must, subject to the approval of the Court, be approved by not less than two-thirds of the votes cast on the Arrangement Resolution by Grove Securityholders present in person or represented by proxy at the Meeting and entitled to vote (including by two-thirds of the votes cast on the Arrangement Resolution by Grove

Shareholders present in person or represented by proxy at the Meeting and entitled to vote) and the fact that, if a superior offer is made to Grove Shareholders prior to the Meeting, Grove Securityholders are free to support such higher offer and vote against the Arrangement Resolution (subject to the provisions of the Voting Agreements in the case of the Grove Securityholders party thereto, and to payment by Grove of the Stratic Termination Fee in certain circumstances);

(vii) the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Grove Securityholders; and

(viii) the right that will be provided to Registered Shareholders to dissent and apply to Court to have the Court determine the fair value for their Grove Common Shares.

The Grove Board also considered a number of potential other factors relating to the Arrangement, including:

(i) the financial aspects of the Arrangement, including the fact that the consideration to be received by the Grove Securityholders is to be paid in securities of Stratic, and the Grove Board's determination as to the commitment and ability of Stratic to complete the transactions contemplated by the Arrangement Agreement and the likelihood of completion of the Arrangement, considering the totality of the terms of the Arrangement Agreement, including the conditions to the respective obligations of the parties and that the obligations of Stratic under the Arrangement Agreement are not subject to a financing condition or require Stratic to finance the transactions contemplated under the Arrangement Agreement in cash;

(ii) the fact that Stratic had advised that it has entered into an agreement to raise, by way of a bought deal private placement financing, $56.1 million through the issue and sale of 41,537,040 Stratic Common Shares at a price of $1.35 per share, the net proceeds from which financing will be used to fund the development of the Combined Company's oil and natural gas development projects, including acquisitions, and for general working capital purposes;

(iii) the terms and conditions of the Arrangement Agreement, that allow Grove, upon compliance with the conditions of the Arrangement Agreement, to furnish information and to conduct negotiations with other third parties making an unsolicited proposal to purchase the Grove Common Shares or substantially all of the assets of Grove, to change its recommendation to the Grove Securityholders in certain circumstances and to terminate the Arrangement Agreement to enter into a Superior Proposal (subject to payment of the Stratic Termination Fee), the fact that the limitations contained in the Arrangement Agreement on Grove's ability to solicit additional interests from third parties, and Stratic's right to match a Superior Proposal, may discourage other parties from making an Acquisition Proposal, even if those other parties might be willing to offer greater value than the consideration under the Arrangement, as well as the requirement to pay the Stratic Termination Fee to Stratic in order to accept a Superior Proposal, the Grove Board's determination that the Stratic Termination Fee and the circumstances under which it may be payable are reasonable in light of the benefits of the Arrangement Agreement, and the fact that if the Arrangement Agreement is terminated and the Grove Board decides to seek another acquisition transaction, there can be no assurance that Grove will be able to find another party willing to offer an equivalent or more attractive consideration than the consideration to be paid under the Arrangement or that Grove Securityholders would be able to receive consideration for their Grove Common Shares or Grove Options equal to or greater than the consideration payable under the Arrangement in any other future transaction that Grove may effect;

(iv) the risks to Grove if the Arrangement is not completed, in a timely manner or at all, including the costs to Grove in pursuing the Arrangement and the required devotion of

significant management attention away from the conduct of Grove's business in the ordinary course, the uncertainty that might result in Grove's strategic partners and others in delaying or deferring decisions concerning Grove, and the restrictions on the conduct of Grove's business until completion of the Arrangement;

(v) historical market prices and trading information with respect to the Grove Common Shares and Stratic Common Shares;

(vi) current industry, economic and market conditions and trends;

(vii) the evaluation by Grove senior management and the Grove Board of current prospects for acquisitions and investments in oil and natural gas assets, including property acquisitions, joint venture transactions, farm out transactions and majority or minority investments in other entities with suitable oil or natural gas assets;

(viii) the fact that the directors and senior management employees of Grove, individually, in their personal capacities, were willing to agree to enter into Voting Agreements to agree to vote the Grove Common Shares and Grove Options held or beneficially owned by them, or over which they exercise control or direction, in favour of the Arrangement (as is described under "Voting Agreements and Intention of Certain Grove Securityholders", the directors and senior management employees of Grove that are parties to the Voting Agreements beneficially own, or exercise control or direction over, an aggregate of 8,857,112 Grove Common Shares and Grove Options to acquire an aggregate of 7,900,000 Grove Common Shares which they have agreed to vote in favour of the Arrangement); and

(ix) the fact that some of Grove's directors and officers have interests in the Arrangement and may have circumstances that are different from, or in addition to, those of Grove Securityholders generally, as described under "Interests of Senior Management and Others in the Arrangement.

The anticipated benefits of the Arrangement constitute forward-looking statements which are subject to certain risks and uncertainties. See "Cautionary Statement with Respect to Forward-Looking Statements". The Grove Board realized that there are risks associated with the proposed transaction, including that some of the potential benefits set forth herein may not be realized, that there may be costs associated with realizing such benefits and the factors set out in "Risk Factors" in Appendix G, "The Combined Company After the Arrangement". However, the Grove Board believes that the positive factors outweigh these risks, although there can be no assurances in that regard.

The foregoing discussion of the information and factors considered by the Grove Board is not intended to be exhaustive but summarizes the material factors considered by the Grove Board. The Grove Board collectively reached its unanimous decision with respect to the Arrangement in light of the factors described herein and the other factors that each board member considered were appropriate. In reaching its determination to approve and recommend the Arrangement, the Grove Board did not find it useful or practicable to, and did not, quantify, rank or otherwise attempt to make any specific assessments of or otherwise assign any relative or specific weight to the factors that were considered. The Grove Board's determination and recommendation was made after consideration of all of the factors relating to the Arrangement including the advice of the financial and other advisors to Grove, the recommendation of the Special Committee and in light of their own knowledge of the business, financial condition and prospects of Grove. Individual directors may have assigned or given different weights to different factors. The Grove Board was, however, unanimous in its determination that the Arrangement be approved and in its recommendation that Grove Securityholders vote FOR the Arrangement Resolution.

The Grove Board has unanimously determined that the Arrangement is in the best interests of Grove and the Grove Securityholders and unanimously recommends that the Grove Securityholders vote in favour of the Arrangement Resolution.

INTEREST OF SENIOR MANAGEMENT AND OTHERS IN THE ARRANGEMENT

In considering the recommendation of the Grove Board with respect to the Arrangement, Grove Securityholders should be aware that certain members of the Grove Board and Grove's executive and other officers have certain interests in connection with the Arrangement that may be perceived as conflicts of interest with respect to the Arrangement. The members of the Grove Board, including the members of the Special Committee, are aware of these interests and considered them along with other matters described above.

The directors and officers of Grove beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate 8,857,112 Grove Common Shares, representing approximately 5.96% of the securities eligible to be voted at the Meeting. In addition, the directors and officers of Grove hold in the aggregate Grove Options entitling them to acquire in the aggregate 7,900,000 Grove Common Shares representing approximately 5.32% of the securities eligible to be voted at the Meeting. All of the Grove Common Shares and Grove Options held by the directors and officers of Grove will be treated in the same manner under the Arrangement as Grove Common Shares and Grove Options held by any other Grove Shareholder or Grove Optionholder, respectively. The aggregate consideration to be received by the directors and officers of Grove under the Arrangement in respect of their Grove Common Shares and Grove Options will be approximately 5,480,692 Stratic Common Shares and Stratic Options to acquire an aggregate of approximately 4,888,441 Stratic Common Shares.

Stratic has announced that Mr. Wolfgang Zimmer, the Chief Executive Officer of Grove, will become President and Chief Operating Officer and an executive director of Stratic, initially, on the same financial terms and conditions as his existing contract. Stratic has also announced that, following completion of the Arrangement, Stratic intends to review its incentive and retention policies for employees and directors to ensure that the interests of all directors and employees are closely aligned with those of shareholders.

It is proposed that the Grove Options be exchanged for Stratic Options under the Arrangement on a basis that reflects the exchange ratio of Grove Common Shares to Stratic Common Shares. The number of options under entitlement will be adjusted by the ratio of 0.61879 Stratic Options per Grove Option, and the respective strike price of each option adjusted to preserve the strike value (Equivalent Stratic Strike Price = Grove Strike Price divided by 0.61879). All other conditions of the Grove Options, including the vesting and expiry schedule, will survive. There are currently 11,578,000 Grove Options outstanding, of which 1,050,000 held by Feroz Sultan will expire on April 1, 2007 and 800,000 held by Michael Knowles will expire on June 7, 2007 following his resignation on March 9, 2007.

Certain of the directors, management and employees of Grove will not be offered equivalent positions in Stratic. Stratic has agreed to pay a termination payment of twelve months salary to each of these individuals, with a further twelve months payment to be made at the discretion of the Stratic Board on closing of the Arrangement. To ensure a smooth transition of management from Grove to Stratic, these employees will be offered consulting contracts for a two year period commencing on the effective date of this transaction and be paid an annual fee for such work in the amount of $10,000. The employees entitled to this treatment include Glenn Whiddon (who has waived his rights to the discretionary twelve month payment), Anthony Hawkshaw, and Robert Downey. The amounts owed to each in respect of the non-discretionary twelve month payments amount to £150,000 for Glenn Whiddon, £117,000 for Anthony Hawkshaw and £66,000 for Robert Downey.

Stratic has confirmed that the termination and transition arrangements referred to above have not been entered into for the purpose, in whole or in part, of increasing the value of the consideration paid to such persons for the Grove Common Shares or Grove Options relinquished under the Arrangement, nor are such arrangements conditional on such affected persons' support for the Arrangement.

In accordance with Ontario Securities Commission Rule 61-501, the Special Committee has determined the value of the above-noted termination or transition benefits to Glenn Whiddon, net of any offsetting costs to

Mr Whiddon, is less than five per cent of the value Mr. Whiddon expects he will be beneficially entitled to receive under the Arrangement in exchange for the Grove Common Shares and Grove Options he beneficially owns.

Stratic has also announced that Andrew Childs, who is currently a director of Grove, will become a non-executive director of Stratic. The other directors and officers of Grove will not continue as directors and officers of Grove or of Stratic following completion of the Arrangement.

Indemnification and Insurance

The Arrangement Agreement includes the covenant of Stratic that:

(a) all rights to indemnification existing in favour of past and former directors and officers of Grove serving or who has served at Grove's request as a director, officer, employee, agent or representative of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise with respect to all matters occurring prior to the Effective Date, shall survive and shall continue in full force and effect without modification for a period of not less than the statutes of limitations applicable to such matters; and

(b) unless Grove has put in place "trailing" or "run-off" directors' and officers' liability insurance for all present and former directors and officers of Grove, which shall be for not more than a period of three years, with substantially the same coverage and amounts as Grove's current directors' and officers' liability insurance, and at an aggregate cost of not more than $110,000 for a period of three years after the Effective Date, Grove shall, and Stratic will cause Grove and any successor of Grove to, continue and maintain in effect the current policies of directors' and officers' liability insurance maintained by Grove without any gaps, lapses or reductions in scope or coverage, providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of Grove with respect to claims arising from facts or events which occurred before the Effective Date with substantially the same coverage and amounts continuing substantially similar terms and conditions no less advantageous or favourable to the directors and officers covered to Grove's current directors' and officers' liability insurance.

Ownership of Securities of Directors and Officers

The following table sets out the names and positions of all directors and officers of Grove (and any other persons who were officers or directors of Grove during Grove's most recently completed financial year) and the number and percentage of outstanding Grove Common Shares and Grove Options beneficially owned or over which control or direction is exercised, or any other interests held, by each such director and officer (or former officer or director) of Grove and, where known after reasonable enquiry, by their respective associates:

		Grove Securities Owned or Over Which Control or Direction Exercised[(1)]	
Name	Position Held	Grove Common Shares	Grove Options[(2)]
Glenn Whiddon	Executive Chairman	8,288,000 (6.0%)	1,650,000 (14.25%)
Wolfgang Zimmer	CEO	nil (nil%)	3,000,000 (25.9%)
Andrew Childs	Non Executive Director	394,612 (0.3%)	650,000 (5.6%)
Anthony Hawkshaw	Chief Financial Officer	174,500 (0.1%)	1,250,000 (10.8%)
Michael Knowles	(Formerly Director)[(3)]	nil (nil%)	800,000 (6.9%)
Feroz Sultan	(Formerly Director)[(3)]	700,000 (0.5%)	1,050,000 (9.1%)

Notes:

(1) The information as to securities beneficially owned, directly or indirectly or over which control or direction is exercised, not being within the knowledge of Grove, has been furnished by the respective directors and officers.

(2) Numbers indicated represent the Grove Common Shares underlying vested and unvested Grove Options held.

(3) Mr. Sultan resigned as a director effective January 1, 2007. Mr. Sultan's options will expire April 1, 2007. Mr. Knowles resigned as a director effective March 9, 2007.

Except as disclosed elsewhere in this Information Circular, no person who has been a director or executive officer of Grove at any time since the beginning of Grove's last financial year nor any associate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Except as disclosed elsewhere in this Information Circular, none of the directors or executive officers of Grove, no person who has been a director or executive officer of Grove at any time since the beginning of Grove's last financial year, no person or company that beneficially owns, directly or indirectly, Grove Common Shares or Grove Options, or that exercised control or direction over Grove Common Shares or Grove Options or a combination of both carrying more than 10% of the voting rights attached to Grove Common Shares or Grove Options entitled to vote at the Meeting, and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction since the commencement of the last financial year of Grove or in any proposed transaction that has materially affected or would or could materially affect Grove or any of its subsidiaries.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of McCarthy Tétrault LLP, counsel to Grove, the following summary describes, as of the date hereof, the principal Canadian federal income tax consequences generally applicable to Grove Shareholders who dispose of their Grove Common Shares in exchange for Stratic Common Shares pursuant to the Plan of Arrangement and who, for purposes of the Tax Act and at all relevant times, hold their Grove Common Shares as capital property, deal at arm's length and are not affiliated with each of Grove and Stratic at all times up to and including the completion of the Plan of Arrangement, and immediately following completion of the Plan of Arrangement will not, either alone or together with any person with whom the Grove Shareholder does not deal at arm's length, control Stratic or beneficially own Stratic Common Shares having a fair market value in excess of 50% of the fair market value of all outstanding Stratic Common Shares. Whether a Grove Shareholder holds Grove Common Shares as capital property for purposes of the Tax Act will depend on all the circumstances relating to the acquisition and holding of such shares. Generally, Grove Common Shares will constitute capital property to a holder unless such holder holds such shares in the course of carrying on a business or holds such Grove Common Shares in a transaction or transactions considered to be an adventure in the nature of trade. This summary is not applicable to a Grove Shareholder who is a "tax shelter investment" under the Tax Act or that is a financial institution which is subject to the "mark-to-market" provisions of the Tax Act. This summary also describes the principal Canadian federal income tax consequences generally applicable to certain Grove Optionholders who acquired their Grove Options by virtue of their employment with Grove and who exchange such options for Stratic Options under the Plan of Arrangement.

This summary is based upon the provisions of the Tax Act and the regulations thereunder (in this section of the Information Circular, the "**Regulations**") as at the date hereof and counsel's understanding of the current administrative and assessing practices published in writing by the Canada Revenue Agency prior to the date hereof. Except where specifically indicated, this summary does not take into account provincial, territorial or foreign tax legislation or considerations and does not take into account or anticipate changes in the law, whether by way of judicial, governmental or legislative decision or action, except the proposed amendments to the Tax Act or the Regulations announced by the Minister of Finance of Canada prior to the date hereof.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Grove Shareholder or Grove Optionholder and, accordingly, Grove Shareholders and Grove Optionholders should consult their own independent tax advisors for advice with respect to the income tax consequences to them in respect of the Arrangement having regard to their own particular circumstances.

Residents of Canada

In addition to the limitations, qualifications and assumptions set out under the heading "General", this portion of the summary is applicable only to Grove Shareholders and Grove Optionholders who are resident or deemed to be resident in Canada for purposes of the Tax Act (in the case of a Grove Shareholder, a "**Resident Shareholder**" and, in the case of a Grove Optionholder, a "**Resident Optionholder**"). Certain Resident Shareholders whose Grove Common Shares might not otherwise qualify as capital property may, in certain circumstances, be permitted to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have their Grove Common Shares and every "Canadian security" (as defined in the Tax Act) owned by such holders in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

Exchange of Shares

A Resident Shareholder who disposes of Grove Common Shares in exchange for Stratic Common Shares pursuant to the Plan of Arrangement will, unless the Resident Shareholder chooses otherwise, be deemed to have disposed of such Grove Common Shares for proceeds of disposition equal to the Resident Shareholder's adjusted cost base thereof immediately before the exchange. Such Resident Shareholder would therefore neither recognize a capital gain nor a capital loss in respect of the exchange and would be deemed to acquire such Stratic Common Shares at a cost which is equal to the adjusted cost base of the Grove Common Shares disposed of. The adjusted cost base of the Stratic Common Shares owned by the Resident Shareholders will be determined in accordance with certain rules in the Tax Act by averaging the cost of the Stratic Common Shares acquired upon such exchange with the adjusted cost base to such holder of all other Stratic Common Shares held at that time as capital property and by making certain other adjustments required by the Tax Act.

Notwithstanding the foregoing, a Resident Shareholder who disposes of Grove Common Shares in exchange for Stratic Common Shares may choose to recognize a capital gain or a capital loss in respect of such disposition by reporting the same in such holder's income tax return for the taxation year during which the disposition occurred. Such capital gain (or capital loss) will be equal to the amount by which the fair market value of the Stratic Common Shares received exceeds (or is less than) the aggregate of the adjusted cost base of the Grove Common Shares disposed of and any reasonable costs of making the disposition. In such circumstances, the cost of the Stratic Common Shares acquired will be the fair market value thereof and the adjusted cost base of the Stratic Common Shares owned by such holder will be determined in accordance with certain rules in the Tax Act by averaging the cost of the Stratic Common Shares acquired upon such exchange with the adjusted cost base to such holder of all other Stratic Common Shares held at that time as capital property and by making certain other adjustments required by the Tax Act. One-half of any such capital gain (a "taxable capital gain") must be included in computing the Resident Shareholder's income for the taxation year during which the disposition occurred and one-half of any such capital loss (an "allowable capital loss") is generally deductible by the Resident Shareholder from taxable capital gains arising in the holder's taxation year of disposition (but not against other income). To the extent that a Resident Shareholder has insufficient taxable capital gains in the taxation year of disposition against which to apply such allowable capital loss, the deficiency will constitute a net capital loss for the taxation year of disposition and may generally be carried back to any of the three preceding taxation years or carried forward to any future taxation year, subject to the detailed rules in the Tax Act in that regard. The amount of any capital loss realized by a Resident Shareholder that is a corporation or certain partnerships or trusts may be reduced in certain circumstances in respect of dividends previously received or deemed to be received on the Grove Common Shares to the extent and under the circumstances described in the Tax Act. A Resident Shareholder that is throughout the term a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable for a refundable tax of 6⅔% on its "aggregate investment income" which is defined to include an amount in respect of taxable capital gains.

Dissenting Resident Shareholders

As discussed under "Right of Dissent" below, a Resident Shareholder who dissents with respect to the Arrangement Resolution may be entitled to have his Grove Common Shares transferred to Grove for cancellation at a price equal to the fair value of such shares. Such a Resident Shareholder will be considered

to have disposed of his Grove Common Shares. Such a disposition could result in a deemed dividend to the Resident Shareholder and a capital gain or capital loss. In computing the capital gain or capital loss arising from such a disposition, any such deemed dividend is not considered to be part of the proceeds of disposition of the Grove Common Shares. Any interest awarded by a court to a dissenting Resident Shareholder will be included in such person's income for the purposes of the Tax Act. Dissenting Resident Shareholders should consult their own tax advisors.

Disposition of Options

A Resident Optionholder who exchanges Grove Options for Stratic Options pursuant to the Plan of Arrangement will be deemed not to have disposed of the Grove Options provided that the total value of the securities which may be acquired under the Stratic Options, determined immediately after the Plan of Arrangement, less the price payable for such securities upon exercise of the option, does not exceed the total value of the securities which may be acquired under the Grove Options, determined immediately before the Plan of Arrangement, less the price payable for such securities upon exercise of the option. For purposes of determining the consequences under the Tax Act of any subsequent transactions involving the Stratic Options received on the exchange, including the exercise of such options, such options will be deemed to be the same options as the Grove Options exchanged therefor.

Non-Residents of Canada

In addition to the limitations, qualifications and assumptions set out under the heading "General", this portion of the summary is applicable to Grove Shareholders who, for purposes of the Tax Act, have not been resident in Canada or deemed to be resident in Canada at any time while they held their Grove Common Shares, do not carry on an insurance business in Canada, are not an "authorized foreign bank" as defined in the Tax Act and who do not use or hold and are not deemed to use or hold their Grove Common Shares in carrying on a business in Canada (a "**Non-Resident Shareholder**").

Disposition of Shares

A Non-Resident Shareholder who disposes of Grove Common Shares in exchange for Stratic Common Shares pursuant to the Plan of Arrangement will generally not be subject to tax under the Tax Act in respect of any capital gain realized on that exchange unless such shares are or are deemed to be "taxable Canadian property" and the Non-Resident Shareholder is not afforded relief under an applicable tax treaty.

Provided that the Grove Common Shares are listed on a prescribed stock exchange (which includes Tier 1 of the Exchange) at all relevant times, such shares will not generally be taxable Canadian property to a Non-Resident Shareholder, unless: (a) at any time during the 60 month period immediately preceding the disposition of the Grove Common Shares by such Non-Resident Shareholder, the Non-Resident Shareholder, persons not dealing at arm's length with such Non Resident Shareholder, or any combination thereof owned not less than 25% of the issued shares of any class or series of the capital stock of Grove; or (b) such Grove Common Shares are otherwise deemed to be taxable Canadian property, which may be the case if the Non-Resident Shareholder acquired such shares in a tax deferred exchange in consideration for property that was itself taxable Canadian property.

Even if the Grove Common Shares are taxable Canadian property to a Non-Resident Shareholder and the disposition of such shares would give rise to a capital gain, an exemption from tax under the Tax Act in respect of such capital gain may be available under the terms of an applicable income tax treaty between Canada and the country of residence of the Non-Resident Shareholder. Non-Resident Shareholders to whom Grove Common Shares are taxable Canadian property should consult their own tax advisors as to the Canadian income tax consequences of a disposition of such shares.

Dissenting Non-Resident Shareholders

As discussed under "Right of Dissent" below, a Non-Resident Shareholder who dissents with respect to the Arrangement Resolution may be entitled to have his Grove Common Shares transferred to Grove for

cancellation at a price equal to the fair value of such shares. Such a Non-Resident Shareholder will be considered to have disposed of his Grove Common Shares. Such a disposition could result in a deemed dividend to the Resident Shareholder and a capital gain or capital loss. Any such deemed dividend will generally be subject to Canadian withholding tax at a rate of 25% of the gross amount of such dividend, subject to reduction pursuant to any applicable international tax treaty. As well, the amount of any interest awarded by a court to a Dissenting Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%, unless similarly reduced by an applicable tax treaty.

Qualified Investment

Provided that the Stratic Common Shares to be issued in exchange for Grove Common Shares pursuant to the Plan of Arrangement are listed on Tier 1 of the Exchange, such Stratic Common Shares, if issued on the date hereof, would be "qualified investments" under the Tax Act and the Regulations for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, subject to the provisions of any such plan (other than a trust governed by a deferred profit sharing plan to which contributions are made by Grove or Stratic or by an employer with which either Grove or Stratic do not deal at arm's length within the meaning of the Tax Act).

CERTAIN UK TAX CONSIDERATIONS

The comments set out below summarize the UK taxation treatment of the Plan of Arrangement generally applicable to those Grove Shareholders who are resident or ordinarily resident for tax purposes in the UK (the "**UK Shareholders**"). The comments are based on existing law and what is understood to be the current practice of HM Revenue & Customs. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the statements and conclusions set forth below. Any such changes or interpretations may be retroactive and could affect the tax position of the UK Shareholders. The comments are intended as a general guide only and apply to UK Shareholders who hold Grove Common Shares as an investment and who are the absolute beneficial owners of such Grove Common Shares. The comments below may not apply to certain classes of persons such as dealers, persons holding the Grove Common Shares in a personal equity plan or individual savings account, or trustees of certain trusts, or persons for whom the Grove Common Shares are held by reason of or in connection with any employment or office. Levels and bases of taxation and reliefs and exemptions from taxation may change. The following is not intended to be, nor should it be considered to be, legal or tax advice to any particular holder of Grove Common Shares and any UK Shareholders should satisfy themselves as to the overall tax consequences of the Plan of Arrangement in their own particular circumstances.

Taxation of Chargeable Gains

To the extent that a UK Shareholder of Grove Common Shares receives Stratic Common Shares under the Plan of Arrangement, he should not be treated as having made a disposal of his Grove Common Shares for the purposes of United Kingdom capital gains tax or corporation tax on chargeable gains (as appropriate) ("**UK CGT**"). Instead, any gain or loss which would otherwise have arisen on a disposal of the Grove Common Shares should be "rolled-over" into the Stratic Common Shares by virtue of Section 135 of the *Taxation of Chargeable Gains Act* 1992 so that the Stratic Common Shares will be treated as the same asset as the Grove Common Shares, acquired at the same time as the Grove Common Shares, and for the same acquisition cost. In certain circumstances, this treatment will not apply to a UK Shareholder who, together with persons connected with them, hold more than 5% of any class of shares or debentures of Grove. Such UK Shareholders are advised that an application for clearance has not been made and will not be made to HMRC under Section 138 of the *Taxation of Chargeable Gains Act* 1992 in respect of the Plan of Arrangement.

A subsequent disposal of Stratic Common Shares may give rise to a liability to UK CGT. For UK Shareholders who are corporate, indexation allowance may be available on any future disposal of the Stratic Common Shares. Indexation allowance in respect of the acquisition cost in the Grove Common Shares will be calculated from the date of acquisition of the Grove Common Shares until the date of disposal of the

Stratic Common Shares. Indexation allowance cannot be used to create or augment a loss for UK CGT purposes.

For individual holders of Grove Common Shares who receive Stratic Common Shares under the Plan of Arrangement and who acquired their Grove Common Shares prior to 1 April 1998, indexation allowance will be available on the disposal of the Stratic Common Shares in respect of the acquisition cost in the Grove Common Shares from the acquisition date until April 1998. Indexation allowance cannot be used to create or augment a loss for UK CGT purposes. No indexation allowance will be available where an individual holder of Grove Common Shares acquired his Grove Common Shares after March 31, 1998. For individual holders of Grove Common Shares, UK CGT taper relief may apply in relation to periods of ownership after April 5, 1998.

Grove Shareholders who are not resident, nor ordinarily resident in the UK for UK tax purposes, nor hold shares used in or for the purposes of a trade carried on in the UK through a branch, agency or permanent establishment will generally not be subject to UK CGT in respect of any gain accruing to them as a result of accepting the Arrangement. Holders of Grove Common Shares who are subject to taxation in any jurisdiction other than the UK are urged to consult their professional advisers as to the specific tax consequences to them of the Arrangement.

An individual holder of Grove Common Shares who ceases to be resident or ordinarily resident in the UK for UK tax purposes for a period of less than five years and who disposes of such Grove Common Shares during that period may also be liable on returning to the UK for UK CGT despite the fact that the individual may not be resident or ordinarily resident in the UK for UK tax purposes at the time of the disposal of Grove Common Shares.

UK stamp duty and UK stamp duty reserve tax

No UK stamp duty or stamp duty reserve tax ("**SDRT**") will be payable by holders of Grove Common Shares in connection with the exchange under the Arrangement. Any liability for UK stamp duty or SDRT on the transfer of such Grove Common Shares to Stratic will be borne by Stratic.

RIGHT OF DISSENT

The following description of the Dissent Procedures is not a comprehensive statement of the procedures to be followed by a Dissenting Grove Shareholder and is qualified entirely by reference to the full text of the Interim Order and Article 4 of the Plan of Arrangement. The Interim Order, which is attached as Appendix B, expressly provides Registered Shareholders with the right to dissent on substantially the same terms and conditions as set out in sections 237 to 247 of the BCBCA, the text of which is reproduced as Appendix K, with modifications to the provisions of 237 to 247 of the BCBCA as provided in the Plan of Arrangement and the Interim Order.

In general, any Registered Shareholder who exercises the Dissent Right with respect to the Arrangement Resolution in compliance with sections 237 to 247 of the BCBCA (as modified by the Plan of Arrangement and the Interim Order) will be entitled, in the event that the Arrangement becomes effective, to be paid by Grove the fair value of the Grove Common Shares held by that Dissenting Grove Shareholder determined as at the point in time immediately before the Arrangement Resolution is approved by the Grove Securityholders.

A Dissenting Grove Shareholder will, on the Effective Date, and notwithstanding any provision of section 237 to 247 of the BCBCA, be deemed to have transferred the Dissenting Grove Shareholder's Grove Common Shares to Grove for cancellation and will cease to have any rights as a holder of Grove Common Shares except for the entitlement to be paid fair value for such Grove Common Shares in accordance with the Dissent Procedures. In no event will Grove, Stratic, or any other person be required to recognize a Dissenting Grove Shareholder as a shareholder of Grove after the deemed transfer of the Grove Common Shares of that holder. In addition, in accordance with the restrictions set out in sections 237 to 247 of the BCBCA, and the

provisions of Article 4 of the Plan of Arrangement, no Grove Shareholder who has voted in favour of the Arrangement Resolution will be entitled to exercise the Dissent Right.

A Registered Shareholder wishing to exercise the Dissent Right who, for any reason, does not properly fulfil each of the Dissent Procedures, acts inconsistently with such dissent or who for any other reason is not entitled to be paid the fair value of the holder's Grove Common Shares will be treated as if the Grove Shareholder had participated in the Arrangement on the same basis as a non-dissenting Grove Shareholder. For greater certainty, where any Grove Shareholder has voted in favour of the Arrangement, the rights of such Grove Shareholder to dissent with respect to the Arrangement will terminate and cease to apply to such Grove Shareholder.

A Registered Shareholder who wishes to exercise the Dissent Right must deliver written notice of dissent to Grove no later than 5:00 p.m. (Vancouver time) on Monday, April 16, 2007 (or 5:00 p.m. (Vancouver time) on the day that is two days immediately preceding any adjourned or postponed Meeting). Grove's address for such purpose is care of Warren B. Milman, McCarthy Tétrault LLP, P.O. Box 10424, Pacific Centre, A Dissenting Grove Shareholder must dissent with respect to all Grove Common Shares in which the holder owns a beneficial interest. The written notice must set out the Grove Common Shares in respect of which the notice of dissent be sent and:

if the Grove Common Shares constitute all of the Grove Common Shares of which the Dissenting Grove Shareholder is both the registered and beneficial owner, a statement to that effect;

(a) if the Grove Common Shares constitute all of the Grove Common Shares of which the Dissenting Grove Shareholder is both the registered and beneficial owner but if the Dissenting Grove Shareholder owns additional Grove Common Shares beneficially, a statement to that effect and the names of the Registered Shareholders, the number of Grove Common Shares held by the Registered Shareholders and a statement that written notices of dissent have or will be sent with respect to such Grove Common Shares; or

(b) if the Dissent Right is being exercised by a Registered Shareholder who is not the beneficial owner of the Grove Common Shares, a statement to that effect and the name of the beneficial owner and a statement that the Registered Shareholder is exercising the Dissent Right with respect to all Grove Common Shares of the beneficial owner registered in such Registered Shareholder's name.

If Grove receives a notice of dissent from a Dissenting Grove Shareholder Grove must, if it intends to act on the authority of the Arrangement Resolution, send a notice to the Dissenting Grove Shareholder promptly after the later of:

(a) the date on which Grove forms the intention to proceed; and

(b) the date on which the written notice of dissent was received notifying each Dissenting Grove Shareholder of its intention to proceed with the Arrangement.

Grove expects that it will be in a position to deliver such notification on or before the Effective Date. Upon receipt of such notice, each Dissenting Grove Shareholder is then required, if the Dissenting Grove Shareholder wishes to proceed with the dissent, within one month after the date of the notice, to send to Grove:

(i) a written statement that the Dissenting Grove Shareholder requires Grove to purchase all of its Grove Common Shares;

(ii) the certificate(s) representing such Grove Common Shares; and

(iii) if the Dissent Right is being exercised by the Dissenting Grove Shareholder on behalf of a beneficial owner who is not the Dissenting Grove Shareholder, a statement signed by the beneficial owner which sets out whether the beneficial owner is the beneficial owner of other Grove Common Shares, and if so : (A) the names of the registered owners of those Grove

Common Shares; (B) the number of those Grove Common Shares; and (C) that the Dissent Right is being exercised in respect of those Grove Common Shares.

A Dissenting Grove Shareholder who fails to send Grove, within the required time frame, the written statements described above and the certificate (s) representing the Grove Common Shares in respect of which the Dissenting Grove Shareholder dissent, forfeits the Dissent Right.

On sending the required documentation to Grove, the fair value of a Dissenting Grove Shareholder's Grove Common Shares will be determined as follows:

(a) if Grove and the Dissenting Grove Shareholder agree on the fair value of the Grove Common Shares, then Grove must promptly pay that amount to the Dissenting Grove Shareholder or promptly send notice to the Dissenting Grove Shareholder that Grove is lawfully unable to pay the Dissenting Grove Shareholders for their Grove Common Shares; or

(b) if the Dissenting Grove Shareholder and Grove are unable to agree on a fair value, the Dissenting Grove Shareholder may apply to the Court to determine the fair value of the Grove Common Shares, and Grove must pay to the Dissenting Grove Shareholder the fair value determined by the Court or promptly send notice to the Dissenting Grove Shareholder that Grove is lawfully unable to pay the Dissenting Grove Shareholders for their Grove Common Shares.

Grove will be lawfully unable to pay the Dissenting Grove Shareholder the fair value of their Grove Common Shares if Grove is insolvent or would be rendered insolvent by making the payment to the Dissenting Grove Shareholder. In such event, Dissenting Grove Shareholders will have 30 days to elect to either: (i) withdraw their dissent and receive the consideration applicable to Grove Shareholders under the Arrangement; or (ii) retain their status as a claimant and be paid as soon as Grove is lawfully able to do so, or in a liquidation, be ranked subordinate to its creditors but in priority to the shareholders of Grove.

If the Arrangement is not implemented for any reason, Dissenting Grove Shareholders will not be entitled to be paid the fair value for their Grove Common Shares, and their Grove Common Shares will not be deemed to be transferred to Grove.

The discussion above is only a summary of the Dissent Procedures which are technical procedures and complex. A Registered Shareholder who intends to exercise the Dissent Right should carefully consider and comply with the provisions of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and Interim Order. Persons who are beneficial owners of Grove Common Shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to exercise the Dissent Right should be aware that only the registered owner of Grove Common Shares is entitled to exercise the Dissent Right. It is suggested that any Grove Shareholder wishing to avail himself or herself of the Dissent Right seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA, the Plan of Arrangement and the Interim Order may prejudice the availability of the Dissent Right. Dissenting Grove Shareholders should note that the exercise of the Dissent Right can be a complex, time-consuming and expensive process.

TIMING

If the Meeting is held as scheduled, and is not adjourned or postponed, and the Arrangement Resolution is passed, Grove will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on April 20, 2007, in form and substance satisfactory to Stratic and Grove and all other conditions specified in the Arrangement Agreement are satisfied or waived, Stratic and Grove expect the Effective Date will be April 23, 2007. It is not possible, however, to state with certainty when the Effective Date will occur.

Grove's objective is to have the Effective Date occur as soon as practical after the Meeting. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order.

EXPENSES OF THE ARRANGEMENT

Grove's total costs to be incurred relating to the Arrangement including, without limitation, accounting and legal fees, financial advisor fees and employment severance costs, the preparation and printing of this Information Circular and other out-of-pocket costs associated with the Meeting are estimated to be approximately $3.3 million.

If the Arrangement is not completed for any reason, other than the default of Grove or Stratic, each of Grove and Stratic will be responsible for their own costs.

OTHER LEGAL MATTERS

Stock Exchange Listings

The outstanding Stratic Common Shares are listed and posted for trading on the Exchange. The Stratic Common Shares to be issued pursuant to the Arrangement and which are issuable on exercise of Stratic Options to be issued pursuant to the Arrangement have been conditionally approved for listing and will be listed and posted for trading on the Exchange as soon as possible following the Effective Date and the filing of final documentation with the Exchange. The outstanding Grove Common Shares are listed and posted for trading on the Exchange and are admitted to trading on AIM. Following the Effective Date, the outstanding Grove Commons Shares will be delisted from the Exchange and an application will be made to cancel Grove's admission to AIM of the Grove Common Shares. In the Arrangement Agreement Stratic has covenanted to apply for and use its reasonable commercial efforts to ensure the listing of the Stratic Common Shares outstanding subsequent to completion of the Arrangement on the Toronto Stock Exchange. In addition, Stratic has announced that following completion of the Arrangement, it intends to list the Stratic Common Shares on the London Stock Exchange (either on the main market for securities or on AIM).

Issue and Resale of Stratic Securities

Canada

The Stratic Common Shares and Stratic Options to be issued to Grove Shareholders and Grove Optionholders pursuant to the Arrangement and the Stratic Common Shares to be issued to Grove Optionholders on the exercise of Stratic Options issued pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable securities laws of the various applicable provinces in Canada and will generally be "freely tradable" (and not subject to any "restricted period" or "hold period") if the following conditions are met: (i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling securityholder is an insider or an officer of the issuer, the selling securityholder has no reasonable grounds to believe that the issuer is in default of securities legislation.

United States

The Stratic Common Shares and Stratic Options to be issued under the Arrangement have not been and will not be registered under the 1933 Act and will be issued in reliance upon the exemption from registration requirements provided by section 3(a)(10) of the 1933 Act. Section 3(a)(10) of the 1933 Act is an exemption from 1933 Act registration for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by any court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court entered the Interim Order on March 16, 2007 and, subject to the approval of the Arrangement by the Grove Securityholders, the application for the Final Order approving the Arrangement is scheduled for April 20, 2007. See "Procedure for the Arrangement to Become Effective – Court Approval".

The Stratic Common Shares issued under the Arrangement to holders resident in the United States will be freely tradable under U.S. federal securities laws, except by persons who were "affiliates" of Grove or Stratic immediately prior to the Arrangement or all persons who will be "affiliates" of Stratic after the Arrangement.

Stratic Common Shares held by such affiliates may be resold only with an effective registration statement under the 1933 Act, in transactions permitted by Regulation S under the 1933 Act, under the resale provisions of Rule 145(d)(1), (2) or (3) under the 1933 Act, or as otherwise permitted under the 1933 Act. Persons who may be deemed to be affiliates of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as significant shareholders of the issuer. Rule 145(d)(1) generally provides that such affiliates may not sell Stratic Common Shares unless such sales are made in compliance with the volume, current public information and manner of sale limitations contained in Rule 144 under the 1933 Act ("**Rule 144**"). The Rule 144 limitations generally require that sales made by an affiliate in any three-month period not exceed the greater of 1% of the class of shares outstanding or, if any of the Stratic Common Shares are listed on a U.S. securities exchange or Nasdaq Global Market, the average weekly trading volume of such class of shares over the four calendar weeks preceding the placement of the sell order, and that such sales be made in unsolicited, open market "brokers' transactions" (as that term is defined in Rule 144). Rules 145(d)(2) and (3) under the 1933 Act generally provide that the Rule 144 limitations will lapse for non-affiliates of Stratic after a period of one or two years, depending upon whether information is then publicly available within the meaning of Rule 144 about Stratic.

Any Stratic Common Shares issued pursuant to the exercise of the Stratic Options will be "restricted securities" as such term is defined in Rule 144. The holders of such restricted securities will be able to resell such securities in the United States only pursuant to an effective registration statement under the 1933 Act or pursuant to an available exemption from such registration requirements. Generally, persons who are not affiliates of Stratic may sell such Stratic Common Shares outside of the United States without registration under the 1933 Act if such sales are made in an "offshore transaction" (as that term is defined in Regulation S) in accordance with Rule 904 of Regulation S.

In addition, persons who are affiliates of Stratic solely by virtue of holding a position as an officer or director of Stratic, may sell such Stratic Common Shares without registration under the 1933 Act if such sales are made in accordance with Rule 904 of Regulation S. Other affiliates of Stratic may sell Stratic Common Shares without registration under the 1933 Act if such sales are made in accordance with Rule 903 of Regulation S.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Stratic securities. All recipients of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities laws and regulations.

Grove Securityholders are urged to consult their legal advisers to determine the extent of all applicable resale provisions and the legal rights available to them in relation to the Arrangement.

COMPARISON OF SHAREHOLDER RIGHTS

Grove is a company continued under the laws of British Columbia. As a result, it is governed by the BCBCA and its notice of articles and articles.

In the event the Arrangement becomes effective, the Grove Common Shares held by the Grove Shareholders will be exchanged for Stratic Common Shares and the Grove Options held by the Grove Optionholders will be exchanged for Stratic Options. Stratic is a corporation governed by the laws of the Yukon Territory. As a result, following the Arrangement, the rights and privileges of holders of Stratic Common Shares will be governed by the YBCA and the articles and bylaws of Stratic.

While the rights and privileges of a corporation governed by the YBCA are, in many instances, comparable to those of a shareholder of a corporation governed by the BCBCA, there are important differences. The

differences arise from differences between the laws of British Columbia and of the Yukon Territory and specifically between the BCBCA and the YBCA.

Reference is made to Appendix I, "Comparison of Shareholder Rights", which is a summary discussion of the most significant differences in shareholder rights applicable to Grove prior to the Arrangement and Stratic after the Arrangement.

PART II – THE PARTIES, AND PRO FORMA INFORMATION AFTER GIVING EFFECT TO THE ARRANGEMENT

INFORMATION RESPECTING GROVE

The following information, including information incorporated by reference herein and the information set out in Appendix F, "Information Concerning Grove", is presented on a pre-Arrangement basis and reflects the current business, financial and share capital position of Grove. See "Information Respecting Stratic" and "Information Respecting the Combined Company" in this Information Circular for current and pro forma business, financial and share capital information relating to Grove and the Combined Company, respectively.

Grove is a company existing under the BCBCA. Grove is a reporting issuer in British Columbia, Alberta and Ontario and is subject to the informational reporting requirements under the applicable securities laws of those provinces. Grove Common Shares are currently listed and posted for trading on the Exchange (under the trading symbol "GRV") and are admitted to trading on AIM (under the trading symbol "GRV"). There were 138,084,560 Grove Common Shares and Grove Options entitling the holder to acquire a total of 11,578,000 Grove Common Shares outstanding as at March 15, 2007.

Grove's head office is located at 1500, 885 West Georgia Street, Vancouver, BC V6C 3E8 and its registered office is located at 1710-117 West Hastings Street, Vancouver, British Columbia V6E 2L3. Grove is an oil and gas exploration and development company. The principal assets of Grove are in Italy, Romania, Tunisia, Slovenia and the UK and Dutch North Seas.

Reference is made to Appendix F, "Information Concerning Grove — Recent Developments" for a discussion of recent developments relating to Grove.

Documents Incorporated by Reference

The following documents, filed by Grove with securities commissions or similar regulatory authorities in Canada (the "**Canadian Securities Authorities**") are specifically incorporated by reference into, and form an integral part of, this Information Circular:

A. the annual information form of Grove dated September 21, 2006 for the fiscal year ended December 31, 2005;

B. the audited consolidated financial statements of Grove for the year ended December 31, 2005 together with the auditors' report thereon and the notes thereto;

C. management's discussion and analysis of financial condition and results of operations of Grove for the fiscal year ended December 31, 2005;

D. the unaudited interim consolidated financial statements of Grove for the three and nine month periods ended September 30, 2006 and 2005, together with the notes thereto;

E. management's discussion and analysis of financial condition and results of operations of Grove as at and for the three and nine month periods ended September 30, 2006 and 2005;

F. the management information circular of Grove dated April 13, 2006 distributed in connection with the annual general meeting of shareholders held on May 18, 2006; and

G. the material change report of Grove dated February 15, 2007 in respect of the Arrangement.

Copies of the Grove documents incorporated herein by reference may be obtained on request without charge from the Vancouver business office of Grove at Suite 734, 1055 Dunsmuir Street, Vancouver, BC V1X 1J1; P.O. Box 49141, (telephone +1 604 628 1401; facsimile +1 604 682 2098), and are also available through the internet via the System for Electronic Document Analysis and Retrieval (SEDAR) maintained by the Canadian Securities Authorities at www.sedar.com.

Material change reports (other than confidential reports) and all other documents of the type referred to above filed by Grove with the Canadian Securities Authorities after the date of this Information Circular and before the Meeting are deemed to be incorporated by reference into this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Information Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Making such a modifying or superseding statement shall not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, untrue statement of a material fact, nor an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

INFORMATION RESPECTING STRATIC

The following information, including information incorporated by reference herein and the information set out in Appendix D, "Information Concerning Stratic", is presented on a pre-Arrangement basis and reflects the current business, financial and share capital position of Stratic. See "Information Respecting Grove" and "Information Respecting the Combined Company" in this Information Circular for current and pro forma business, financial and share capital information relating to Grove and the Combined Company, respectively.

Stratic is a corporation existing under the YBCA. Stratic is a reporting issuer in British Columbia, Alberta and Ontario and is subject to the information reporting requirement under the applicable securities laws of those provinces. Stratic Common Shares are currently listed and posted for trading on the Exchange (under the trading symbol "SE"). There were 183,995,860 Stratic Common Shares outstanding as at March 15, 2007.

The head office of Stratic is located at Suite 2500, 101 - 6th Avenue S.W., Calgary, Alberta, T2P 3P4 and its registered office is located at 202 – 298 Main Street, Whitehorse, Yukon Territory, Y1A 2A9. Stratic's main operational office is located at 35 Dover Street, London, W1S 4NQ, United Kingdom. Stratic also maintains an office in Damascus, Syria.

Reference is made to Appendix D, "Information Concerning Stratic" for a detailed description of Stratic and its assets.

Documents Incorporated by Reference

The following documents, filed by Stratic with Canadian Securities Authorities are specifically incorporated by reference into, and form an integral part of, this Information Circular:

A. the audited consolidated financial statements of Stratic for the fiscal years ended December 31, 2005, 2004 and 2003 together in each case with the auditors' report thereon and the notes thereto;

B. management's discussion and analysis of financial condition and results of operations of Stratic for the fiscal years ended December 31, 2005, 2004 and 2003;

C. the Statement of Reserves Data and Other Oil and Gas Information (on Form 51-101F1) of Stratic for the year ended December 31, 2005, together with the Report on Reserves Data by Independent Qualified Reserves Auditor (on Form 51-101F2) and the Report of Management and Directors on Reserves Data and Other Information (on Form 51-101F3) relating thereto;

D. the unaudited interim consolidated financial statements of Stratic as at and for the three and nine month periods ended September 30, 2006 and 2005 together with the notes thereto;

E. management's discussion and analysis of financial condition and results of operations of Stratic for the three and nine month periods ended September 30, 2006 and 2005; and

F. the material change report of Stratic dated February 15, 2007 in respect of the Arrangement.

Copies of the Stratic documents incorporated herein by reference may be obtained on request without charge from the London business office of Stratic at 35 Dover Street, London W1S 4NQ United Kingdom (telephone +44 20 7016 6420; facsimile +44 207 495 8544; email: info@straticenergy.com), and are also available through the internet via the System for Electronic Document Analysis and Retrieval (SEDAR) maintained by the Canadian Securities Authorities at www.sedar.com.

Material change reports (other than confidential reports) and all other documents of the type referred to above filed by Stratic with the Canadian Securities Authorities after the date of this Information Circular and before the Meeting are deemed to be incorporated by reference into this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Information Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Making such a modifying or superseding statement shall not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, untrue statement of a material fact, nor an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

INFORMATION RESPECTING THE COMBINED COMPANY

On completion of the Arrangement, Stratic will remain as a corporation existing under the provisions of the YBCA. After the Effective Date, Stratic will own all of the issued and outstanding shares of Grove.

Grove will be operated as a subsidiary of Stratic and the Grove Common Shares will be delisted from the Exchange following completion of the Arrangement. Additionally, following the Effective Date Stratic intends to procure the making of an application to AIM for the cancellation of the admission of Grove Shares in accordance with Rule 41 of the AIM Rules for Companies. Such cancellation shall occur no earlier than 20 business days after the Effective Date.

Stratic's head office following completion of the Arrangement will continue to be located at Suite 2500, 101 – 6th Avenue S.W., Calgary, Alberta T2P 3P4 and its registered office will continue to be located at 202 – 209 Main Street, Whitehorse, Yukon Territory Y1A 2A9.

Following completion of the Arrangement, the Chief Executive Officer of Stratic will continue to be Kevin Watts. Wolfgang Zimmer, Grove's current Chief Executive Officer, will become President and Chief Operating Officer and a director of Stratic. Andrew Childs, currently a director of Grove, will also join the Stratic board of directors as a non-executive director. Sir Graham Hearne will remain as Chairman of the Stratic board of directors.

Reference is made to Appendix E, "Unaudited Pro Forma Consolidated Financial Statements of Stratic" and Appendix G, "The Combined Company After the Arrangement" for further information concerning the Combined Company.

PRO FORMA INFORMATION AFTER GIVING EFFECT TO THE ARRANGEMENT

The merger of Stratic and Grove should create a financially strong international junior oil and gas company focused principally on three geographical regions: the Black Sea (Turkey), the North Sea (UK and Dutch sectors) and Italy. The strategy of the Combined Company will be to concentrate on the appraisal and development of existing discoveries within the joint portfolio, with an emphasis on accelerating first production where possible. The Combined Company will also seek to enhance its portfolio within its principal geographical regions by acquiring further discovered oil and gas (in the appraisal, development and production phases) and by extending its range of exploration opportunities for longer term growth and value accretion.

The Combined Company will own interests in the following principal oil and gas discoveries:

Stratic		Grove	
Turkey		**Italy**	
Ayazli (gas)	(12.25%)	Abbadesse (gas)	(equity under negotiation)
Akkaya (gas)	(12.25%)		
East Ayazli (gas)	(12.25%)		
Bayhanli (gas)	(12.25%)		
Akcakoca (gas)	(12.25%)		
East Akcakoca (gas)	(12.25%)		
Guluc (gas)	(12.25%)		
Alapli (gas)	(12.25%)		
The North Sea (UK sector)		**The North Sea (Dutch sector)**	
West Don (oil)	(17.25%)	Horizon West (oil)	(48.00%)
Crawford (oil)	(19.00%)		
Cairngorm (oil)	(50.00%)		
Bowmore (condensate)	(30.00%)		

These projects are at various stages of appraisal and development and there are active plans in each case to progress to first production in the near to medium term future. However, a number of these discoveries do not have formal development plans at the current time and have not previously been included in filings under NI 51-101.

The table below shows only those reserves included in previous NI 51-101 filings, effective for both companies at December 31, 2005. Both Stratic and Grove are in the process of preparing updated NI 51-101 filings for the year ended December 31, 2006.

	Stratic	Grove	Pro Forma Combined
Proved Net Reserves (1) (as at December 31, 2005)			
Oil (mbbls)	-	-	-
NGL (mbbls)	-	-	-
Natural gas (mmcf)	2,380	10,170	12,550
Oil equivalent (mboe)	397	1,695	2,092
Proved and Probable Net Reserves (1) (as at December 31, 2005)			
Oil (mbbls)	-	-	-
NGL (mbbls)	-	-	-
Natural gas (mmcf)	4,340	42,790	47,130
Oil equivalent (mboe)	723	7,132	7,855
Net undeveloped land (hectares) (as at December 31, 2006)	941,738	1,940,277	2,882,015
Net cash (debt), including restricted cash (US$ thousands) (2) (as at September 30, 2006)	$9,597	$8,167	$53,687
Shares outstanding (3) (4) (as at March 15, 2007)			
Basic	183,995,860	138,084,560	269,441,204
Diluted	196,523,360	148,612,560	288,483,325

Notes:

(1) Proved and Proved and Probable Reserves are based on the escalated price and cost cases from the NI 51-101 filings made by Stratic and Grove as at an effective date of December 31, 2005, incorporated by reference into this Information Circular. See "Information Respecting Grove – Documents Incorporated by Reference" and "Information Respecting Stratic – Documents Incorporated by Reference" in Part II of this Information Circular.

(2) Pro forma financial amounts reflect the issue by Stratic of 41,537,040 new Stratic Common Shares, pursuant to a private placement that closed on March 6, 2007 (including 23,018,520 Stratic Common Shares issuable upon the conversion of subscription receipts upon the completion of the Arrangement), and the assumed repayment of the Grove Debentures, as more fully described in Appendix D, "Information Concerning Stratic" and Appendix F, "Information Concerning Grove".

(3) Shares outstanding in the Pro Forma Combined column include the issue of 41,537,040 new Stratic Common Shares, pursuant to a private placement that closed on March 6, 2007 (including 23,018,520 Stratic Common Shares issuable upon the conversion of subscription receipts upon the completion of the Arrangement), the assumed issue of 85,445,344 new Stratic Common Shares under the Arrangement and, in the fully diluted case, the issuance of 6,514,621 Stratic Options in exchange for Grove Options under the Arrangement.

(4) Shares outstanding in the Stratic column include the issue of 41,537,040 new Stratic Common Shares (23,018,520 in the form of subscription receipts) announced on March 6, 2007.

Pro Forma Financial Information

The following table sets forth certain combined financial information after giving effect to the Arrangement and should be read in conjunction with the unaudited pro forma consolidated financial statements of Stratic (including the notes thereto) set forth in Appendix E.

	Stratic nine months ended September 30, 2006	**Grove** nine months ended September 30, 2006	**Pro-forma consolidated** (1)
Revenue	**(US$)**	**(US$)**	**(US$)**
Production revenue	-	-	-
Other revenue	607,309	259,884	867,193
	607,309	259,884	867,193
Expenses			
Business running costs	2,289,445	2,621,302	4,910,747
Depreciation and accretion	56,243	3,301	59,544
Interest and accretion	-	815,395	-
Stock-based compensation	3,225,426	1,403,973	4,629,399
Foreign exchange loss (gain)	(289,915)	(250,647)	(540,562)
Earnings (loss) before income taxes	(4,673,890)	(4,333,440)	(8,191,935)
Tax	(11,402)	-	(11,402)
Net earnings (loss) after tax	(4,685,292)	(4,333,440)	(8,203,337)

Notes:

(1) Pro forma financial amounts reflect the assumed repayment of the Grove Debentures, as more fully described in Appendix F, "Information Concerning Grove".

PART III — GENERAL PROXY MATTERS

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Grove for use at the Meeting for the purposes set forth in the accompanying Notice of Meeting. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Grove, who will not be specifically remunerated therefor.

The Meeting is being called pursuant to the Interim Order of the Court to seek the requisite approval of Grove Securityholders of the Arrangement Resolution in accordance with Division 5 of Part 9 of the BCBCA.

See "The Arrangement" in Part I of this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed forms of proxy are directors or officers of Grove. A Grove Securityholder has the right to appoint a person (who need not be a Grove Securityholder) other than the persons designated in the forms of proxy provided by Grove to represent the Grove Securityholder at the applicable Meeting. To exercise this right, the Grove Securityholder should strike out the name of management designees in the

enclosed form of proxy and insert the name of the desired representative in the blank space provided in the applicable form of proxy or submit another appropriate form of proxy. In order to be effective, a proxy must be received by Grove's transfer agent, Pacific Corporate Trust Company, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9 (or by fax at +1 604 689 8144), not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof. The proxy shall be in writing and executed by the Grove Securityholder, or such securityholder's attorney authorized in writing, or if such securityholder is a corporation, under its corporate seal or by a duly authorized officer or attorney.

In addition to revocation in any other manner permitted by law, a Grove Securityholder may revoke a proxy by instrument in writing executed by the securityholder or such securityholder's attorney authorized in writing, or, if the securityholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited at the registered office of Grove at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof. The registered office of Grove is as set forth elsewhere in this Information Circular. See "Information Respecting Grove" in Part II.

PROXY VOTING

The Grove Common Shares and Grove Options represented by an effective proxy will be voted in accordance with the instructions specified therein. **Where no choice is specified, such securities will be voted in favour of the Arrangement.** The enclosed form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, or any adjournment thereof. As of the date hereof, management of Grove know of no amendments, variations or other matters to come before the Meeting.

Voting Securities of Grove and Principal Holders Thereof

As of March 15, 2007, Grove had 138,084,560 Grove Common Shares and Grove Options to purchase 11,578,000 Grove Common Shares issued and outstanding. Each Grove Common Share entitles the holder to one vote on a ballot at the Meeting. Each Grove Optionholder shall have one vote on a ballot at the Meeting for each Grove Common Share which may be purchased under each Grove Option if such option were fully vested.

Grove will prepare, as of the Record Date, a list of Grove Shareholders and Grove Optionholders entitled to receive the Notice of Meeting and showing the number of Grove Common Shares and Grove Options held by such Grove Shareholder or Grove Optionholder. Each person named in the list of Grove Shareholders and Grove Optionholders will be entitled to notice of, to attend and to vote the Grove Common Shares and Grove Options shown opposite such Grove Shareholder's or Grove Optionholder's name at the Meeting.

Pursuant to the Interim Order, business may be transacted at the Meeting if two persons who are, or who represent by proxy, Grove Shareholders who in the aggregate hold not less than 5% of the Grove Common Shares entitled to be voted at the Meeting are present.

See Appendix F, "Information Concerning Grove" for information as to the principal shareholders of Grove.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many Grove Shareholders who do not hold their Grove Common Shares in their own name. Only proxies deposited by Grove Shareholders whose names appear on the records of Grove as the registered holders of Grove Common Shares can be recognized and acted upon at the applicable Meeting. If Grove Common Shares are listed in your account statement provided by your broker, then in almost all cases those Grove Common Shares will not be registered in your name on the records of Grove. Such Grove Common Shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depositary for Securities Limited, which acts as

nominees for many Canadian brokerage firms. Grove Common Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your Grove Common Shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of a shareholder meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP mails a scannable Voting Instruction Form in lieu of the form of proxy provided by Grove. The Voting Instruction Form will name the same persons as the proxy to represent the shareholder at the Meeting. A Grove Shareholder has the right to appoint a person (who need not be a shareholder of Grove) other than the persons designated in the Voting Instruction Form, to represent the Grove Shareholder at the Meeting. To exercise this right, the Grove Shareholder should insert the name of the desired representative in the blank space provided in the Voting Instruction Form. You are asked to complete and return the Voting Instruction Form to ADP by mail or facsimile. Alternately, you can call ADP's toll-free telephone number or contact them online to vote your shares. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. If you receive a Voting Instruction Form from ADP, it cannot be used as a proxy to vote shares directly at the Meeting as it must be returned to ADP well in advance of the Meeting in order to have the Grove Common Shares voted or to appoint an alternative representative to attend at the Meeting in person to vote such shares.

INSTRUCTIONS FOR UK SHAREHOLDERS

CRESTCo is the operator of CREST. Grove has entered into an agreement with CRESTCo to facilitate a voting service for UK Shareholders that hold their Grove Common Shares in CREST by way of CDIs. Under the agreement, CRESTCo has agreed to provide Grove with an omnibus proxy under which the Custodian grants each CDI holder the right to vote (in person or by proxy) such number of Grove Common Shares that are held by the Custodian as are represented by such holder's CDIs.

UK registered Grove Shareholders that hold their Grove Common Shares in certificated form will also be entitled to appoint a proxy and can do so in the usual way by completing, signing, dating and returning the enclosed form of proxy printed on white paper. To be used at the Meeting, proxies must be received by Grove's transfer agent, Pacific Corporate Trust Company, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9, or faxed to them at +1 604 689 8144, not less than 48 hours (exclusive of Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

PART IV — OTHER MATTERS

Management of Grove knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting, however, if any other matter properly comes before the Meeting, the accompanying forms of proxy will be voted on such matter in accordance with the best judgement of the person(s) voting the proxy.

LEGAL MATTERS

Certain legal matters relating to the Arrangement are to be passed upon by McCarthy Tétrault LLP, on behalf of Grove, and by Bennett Jones LLP, on behalf of Stratic. As at March 15, 2007, the partners and associates of McCarthy Tétrault LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Grove Common Shares and Stratic Common Shares, respectively. As at March 15, 2007, the partners and associates of Bennett Jones LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Grove Common Shares and Stratic Common Shares, respectively.

RISK FACTORS

In assessing the Arrangement, Grove Securityholders should carefully consider the risks described in Grove's Annual Information Form dated September 21, 2006 for the year ended December 31, 2005 and the other information contained in or incorporated by reference in this Information Circular, including the disclosure under "Risk Factors" in Appendix D, "Information Concerning Stratic" and Appendix G, "The Combined Company After the Arrangement". An investment in the Stratic Common Shares should be considered speculative due to the nature of Stratic's businesses and operations, including in particular their involvement in the acquisition, exploitation, development, production and marketing of crude oil and natural gas and their present stages of development.

APPROVAL OF DIRECTORS

The contents of this Information Circular have been approved by the Grove Board.

Vancouver, British Columbia
March 16, 2007

(signed) "*Wolfgang Zimmer*"
Wolfgang Zimmer
Chief Executive Officer and Director

CONSENT OF MACKAY LLP

The Board of Directors of Grove Energy Limited

We have read the information circular (the "Circular") of Grove Energy Limited (the "Company") dated March 16, 2007 relating to the plan of arrangement involving the Company and Stratic Energy Corporation. We have complied with Canadian generally accepted standards for auditors' involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. Our report is dated April 11, 2006.

MACKAY LLP **(signed)**

Chartered Accountants

Vancouver, Canada

March 16, 2007

CONSENT OF COLLINS BARROW CALGARY LLP

The Board of Directors of Grove Energy Limited

We have read the information circular (the "Circular") of Grove Energy Limited ("Grove") dated March 16, 2007 relating to the plan of arrangement involving Grove and Stratic Energy Corporation (the "Company"). We have complied with Canadian generally accepted standards for auditors' involvement with offering documents.

We consent to the incorporation by reference in the Circular of our reports to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. Our reports are dated March 15, 2006 and April 19, 2005.

COLLINS BARROW CALGARY LLP **(signed)**

Chartered Accountants

Calgary, Canada

March 16, 2007

CONSENT OF MCCARTHY TÉTRAULT LLP

We hereby consent to the reference to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the information circular of Grove Energy Limited dated March 16, 2007 (the "Circular") and to the inclusion of the foregoing opinion in the Circular.

March 16, 2007

MCCARTHY TÉTRAULT LLP (signed)

APPENDIX A

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The arrangement (as the same may be modified or amended, the "**Arrangement**") under the provisions of Division 5 of Part 9 of the *Business Corporations Act* (British Columbia), involving the Company, Stratic Energy Corporation and the holders of common shares and options to purchase common shares of the Company (collectively, "**Grove Securityholders**"), all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the "**Plan of Arrangement**") substantially in the form of Schedule A to the Arrangement Agreement, which is attached as Appendix "C" to the Information Circular of the Company dated March 16, 2007, is hereby authorized, approved and agreed to.

2. The Plan of Arrangement, as the same may be modified or amended from time to time, is hereby approved and adopted.

3. The Arrangement Agreement dated February 5, 2007 between Stratic Energy Corporation and the Company, as may be amended from time to time (the "**Arrangement Agreement**"), the actions of the board of directors of the Company in approving the Arrangement and the Arrangement Agreement, and the actions of the directors or officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder be, and they are hereby confirmed, ratified, authorized and approved.

4. Notwithstanding that these resolutions have been passed (and the Arrangement approved and agreed to) by the Grove Securityholders or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company be, and they are hereby, authorized and empowered without further approval of the Grove Securityholders (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement, and (ii) to not proceed with the Arrangement at a time prior to the Effective Time (as defined in the Plan of Arrangement).

5. Any one director or officer of the Company be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts or things as in such person's opinion may be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

APPENDIX B

INTERIM ORDER

15/03/2007 04:35 PM dye and durham co. 604 557 1858 2/13

NO. S-071817
VANCOUVER REGISTRY

SUPREME COURT OF BRITISH COLUMBIA VANCOUVER REGISTRY MAR 16 2007 ENTERED

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, c. 57, as amended

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GROVE ENERGY LIMITED

ORDER

BEFORE	MASTER Scarth	FRIDAY, THE 16TH DAY OF MARCH, 2007

THE APPLICATION of the Petitioner, GROVE ENERGY LIMITED coming on for hearing this day at Vancouver, British Columbia; and UPON HEARING Warren B. Milman, counsel for the Petitioner, and on reading the Petition and the Affidavit of Anthony Hawkshaw sworn March 14th, 2007 (the "Hawkshaw Affidavit").

THIS COURT ORDERS THAT:

DEFINITIONS

1. As used in this Order, unless otherwise defined, terms beginning with capital letters shall have the respective meanings set out in the Notice of Extraordinary Meeting of Shareholders and Optionholders (the "Notice of Meeting") and accompanying information circular (the "Information Circular"), attached as Exhibit "B" to the Hawkshaw Affidavit.

VDO_DOCS #1597883

EXTRAORDINARY MEETING OF GROVE

2. The Petitioner (hereinafter referred to as "Grove") shall be at liberty to convene an extraordinary meeting (the "Meeting") of the holders (the "Grove Shareholders") of common shares in the capital of Grove (the "Grove Common Shares") and the holders (the "Grove Optionholders") of options (the "Grove Options") to purchase Grove Common Shares (the Grove Common Shares and the Grove Options collectively referred to as the "Grove Securities", and the Grove Optionholders and Grove Shareholders collectively referred to as the "Grove Securityholders"), to be held at 10:00 a.m. (Vancouver time) on Wednesday, April 18, 2007 at the Renaissance Vancouver Hotel Harbourside, Vancouver, British Columbia, Canada, for the Grove Securityholders to consider and, if thought advisable, to pass, with or without variation, a resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under Division 5 of Part 9 of the *Business Corporations Act* (British Columbia), S.B.C. 2002, c.57 (the "BCBCA"), substantially as contemplated in the Plan of Arrangement (the "Plan of Arrangement"), a draft of which Plan of Arrangement is attached as Schedule A to the Petition.

3. The Meeting shall be called, held and conducted in accordance with the Notice of Meeting, the BCBCA, the articles of Grove and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the chair of the Meeting, such rulings and directions not to be inconsistent with this Order, and to the extent of any inconsistency or discrepancy between this Interim Order and the articles and articles of Grove, or the terms of any instrument creating, governing or collateral to the Grove Securities, this Order shall govern.

4. At the Meeting, Grove may also transact such other business as is contemplated by the Information Circular or as otherwise may be properly brought before the Meeting.

AMENDMENTS

5. The Petitioner is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement and the Plan of Arrangement, such amendments, revisions or supplements to the Plan of Arrangement as it may determine without any additional notice to the Grove Securityholders. The Plan of Arrangement as so amended, revised or supplemented, shall

be the Plan of Arrangement to be submitted to the Meeting and the subject of the Arrangement Resolution at the Meeting.

ADJOURNMENTS AND POSTPONEMENTS

6. Grove may adjourn or postpone the Meeting on one or more occasions without the necessity of reconvening the Meeting or obtaining any vote of the Grove Securityholders respecting the adjournment or postponement, subject to the terms of the Arrangement Agreement. Notice of any such adjournment shall be given by press release, news release, newspaper advertisement, or by notice sent to the Grove Securityholders by one of the methods specified in paragraph 8 of this Order, as determined to be the most appropriate method of communication by Grove.

RECORD DATE

7. The record date for determining the Grove Securityholders entitled to receive the Notice of Meeting and Information Circular, substantially in the form attached as Exhibit "B" to the Hawkshaw Affidavit shall be the close of business (Vancouver time) on March 14, 2007 (the "Record Date").

NOTICE OF MEETING

8. The Notice of Meeting and Information Circular, with such amendments or additional communications or documents as counsel for Grove may advise are necessary or desirable, and as are not inconsistent with the terms of this Order (collectively, including the Notice of Meeting and Information Circular, the "Arrangement Materials"), shall be sent to:

(a) the Grove Shareholders determined as at the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing and the date of the Meeting, by one or more of the following methods:

(i) to the registered Grove Shareholders, together with the applicable form of proxy, substantially in the form of the first proxy attached as Exhibit "C" to the Hawkshaw Affidavit:

A. by prepaid ordinary mail, addressed to the Grove Shareholder at his, her or its address as it appears on the share registers of Grove as at the Record Date;

B. by delivery, in person or by recognized courier service, to any Grove Shareholder at the address referred to in clause A; or

C. by e-mail or facsimile transmission to any Grove Shareholder who identifies himself, herself or itself to the satisfaction of Grove (acting through its representatives), who requests such e-mail or facsimile transmission and, if required by Grove, agrees to pay the charges (if any) for such transmission, to the e-mail address or facsimile number of such Grove Shareholder as it appears on the books and records of Grove; and

(ii) in the case of beneficial owners of Grove Common Shares that are non-registered holders of Grove Common Shares, by Grove complying with its obligations under National Instrument 54-101 - *Communications with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators;

(b) the Grove Optionholders determined as at the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing and the date of the Meeting, together with the applicable form of proxy, substantially in the form of the second proxy attached as Exhibit "C" to the Hawkshaw Affidavit by one or more of the following methods:

(i) by prepaid ordinary mail, addressed to the Grove Optionholder at his, her or its address as it appears on the records of Grove as at the Record Date;

(ii) by delivery, in person or by recognized courier service, to any Grove Optionholders at the address referred to in clause (i); or

(iii) by e-mail or facsimile transaction to any Grove Optionholder to the e-mail address or facsimile number of such Grove Optionholder as it appears on the books and records of Grove;

and that substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

9. The accidental failure or omission to give notice of the Meeting, or to distribute the Arrangement Materials in accordance with paragraph 8 to, or the non-receipt of such notice by, one or more of the persons specified in that paragraph shall not constitute a breach of this Order or a defect in the calling or reconvening and conduct of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such accidental failure or omission is brought to the attention of Grove, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

10. Grove is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement, such amendments, revisions or supplements (the "Additional Information") to the materials distributed in connection with the Meeting or any other communications determined by Grove to be necessary or desirable as Grove may determine, and Grove shall distribute such Additional Information by such method and in the time most reasonably practicable in the circumstances.

PERMITTED ATTENDEES

11. The only persons entitled to attend the Meeting shall be:

(a) the Grove Securityholders as of the Record Date, or their respective proxyholders or representatives;

(b) Grove's directors, officers, auditors and advisors;

(c) representatives of Stratic Energy Corporation; and

(d) other persons with the prior permission of the chair of the Meeting;

and the only persons entitled to vote at the Meeting in respect of the Arrangement Resolution shall be the Grove Securityholders as at the close of business on the Record Date, or their respective proxyholders or representatives.

SOLICITATION OF PROXIES

12. Grove is authorized to use the forms of proxy for registered Grove Shareholders and Grove Optionholders, respectively, in substantially the same forms, respectively, as are attached as Exhibit "C" to the Hawkshaw Affidavit, and Grove is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.

13. The procedures for the use of proxies at the Meeting in respect of the Arrangement Resolution shall be as set out in the Information Circular.

14. Grove may in its discretion generally waive the time limits for the deposit of all proxies by Grove Securityholders, if Grove deems it advisable to do so, such waiver to be endorsed by the initials of the chair of the Meeting on any proxy to which such waiver relates.

QUORUM AND VOTING

15. The quorum at the Meeting shall be two persons who are, or who represent by proxy, Grove Shareholders who in the aggregate hold not less than 5% of the Grove Common Shares entitled to be voted at the Meeting.

16. In respect of the vote on the Arrangement Resolution:

(a) the Grove Shareholders be entitled to vote on the Arrangement Resolution at the Meeting either in person or by proxy, and be entitled to one vote for each Grove Common Share held; and

(b) the Grove Optionholders be permitted to vote on the Arrangement Resolution at the Meeting either in person or by proxy, and be entitled to one vote for each Grove Common Share which such Grove Optionholder is entitled to receive on a valid exercise of the Grove Options held by such Grove Optionholder; and

(c) illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast.

17. The vote required to pass the Arrangement Resolution at the Meeting shall be the affirmative vote of not less than two-thirds of the votes cast by the Grove Securityholders in respect of the Arrangement Resolution, voting together, in person or by proxy at such Meeting, provided that as part of such approval the Arrangement Resolution is approved by the affirmative vote of not less than two-thirds of the votes cast by Grove Shareholders, in person or by proxy, at such Meeting.

DISSENT RIGHT

18. Each Registered Shareholder of Grove is granted the following right to dissent (the "Dissent Right") in respect of the Arrangement Resolution provided such Registered Shareholder otherwise complies strictly with the requirements of the BCBCA and Article 4 of the Plan of Arrangement:

(a) a Registered Shareholder intending to exercise the Dissent Right must give a written objection to the Arrangement Resolution to Grove at P.O. Box 10424, Pacific Centre, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K2, Attention: Warren B. Milman, to be received by Grove no later than 5:00 p.m. (Vancouver time) on Monday April 16, 2007 (or 5:00 p.m. (Vancouver time) on the day that is one business day immediately preceding any adjourned or postponed meeting) and must otherwise comply with this paragraph 18;

(b) any Registered Shareholder (a "Dissenting Grove Shareholder") who exercises the Dissent Right with respect to the Arrangement Resolution in compliance with sections 237 to 247 of the BCBCA (as modified by the Plan of Arrangement and this Order) (the "Dissent Procedures") will be entitled, in the event that the Arrangement becomes effective, to be paid by Grove the fair value of the Grove Common Shares held by that Dissenting Grove Shareholder determined as at the point in time immediately before the Arrangement Resolution is approved by the Grove Securityholders;

(c) a Dissenting Grove Shareholder shall, at the "Effective Time" (as defined in the Plan of Arrangement), and notwithstanding any provision of sections 237 to 247 of the BCBCA, be deemed to have transferred the Dissenting Grove Shareholder's Grove Common Shares to Grove for cancellation and will cease to have any rights as a holder of Grove Common Shares except for the entitlement to be paid fair value for such Grove Common Shares in accordance with the Dissent Procedures. In no

event will Grove, Stratic Energy Corporation or any other person be required to recognize Dissenting Grove Shareholders as holders of Grove Common Shares after the Effective Time;

(d) if a Registered Shareholder who exercises the Dissent Right is ultimately not entitled, for any reason, to be paid fair value for the Grove Common Shares in respect of which they have exercised the Dissent Right, the Registered Shareholder will be deemed pursuant to the Plan of Arrangement to have participated in the Arrangement on the same basis as a Registered Shareholder that has not exercised the Dissent Right; and

(e) Registered Shareholders shall be the only persons with a right to dissent in respect of the Arrangement Resolution.

APPLICATION FOR FINAL ORDER

19. Grove may give notice of these proceedings, including the application for the final approval of the Arrangement (the "Final Application") to the Grove Securityholders by including a notice (the "Notice of Application"), substantially in the form of Appendix J to the form of Information Circular which is attached as Exhibit "B" to the Hawkshaw Affidavit, as part of the Information Circular, sent in the manner contemplated in paragraph 8, and that service of such notice shall be deemed to be effected on the 5th day following the day on which the Notice of Meeting and Information Circular Materials are so sent, and except as provided herein, the Petitioner is not required to serve the Petition, any affidavits filed in support of the Petition, any motions filed by the Petitioner in this proceeding (including affidavits filed in support of such motions), or any orders made on application by the Petitioner, including this Order, on any person, except such persons who have filed an appearance pursuant to paragraph 22 below. Distribution of the Arrangement Materials in the manner contemplated in this paragraph and paragraph 8, shall constitute good and sufficient notice thereof and of these proceedings upon the Grove Securityholders and no other form of service of the Arrangement Materials or any portion thereof need be made, nor notice or other materials served in respect of these proceedings or the Meeting to the Grove Securityholders or to any other persons.

20. The Petitioner may give notice of this application to persons outside the jurisdiction of this Honourable Court in the manner specified in the preceding paragraph.

21. The Final Application be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, at 9:45 a.m. on April 20, 2007, or such other date following the date of the Meeting as the Petitioner may determine, and that, upon approval of the Arrangement Resolution at the Meeting in the manner set forth in this Order, the Petitioner be at liberty to proceed with the Final Application on such date.

22. Any Grove Securityholder or any other interested person has the right to appear (either in person or by counsel) and make submissions at the Final Application, provided that such person shall file an appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court, and deliver a copy of the filed appearance, together with a copy of all material on which such person intends to rely at the Final Application, including an outline of such person's proposed submissions, to the solicitors for Grove at the address for delivery set out in the notice in paragraph 19 by 4:00 p.m. on April 18, 2007 (or, in the event the Petitioner does not proceed with the Final Application on April 20, 2007, by 4:00 p.m. on the business day preceding the date on which the Final Application is set to be heard), subject to other direction of the Court.

23. If the Final Application is adjourned, only those persons who have filed and delivered an appearance in accordance with the preceding paragraph need be served with notice of the adjourned date.

24. Any materials to be filed by the Petitioner in support of the Final Application may be filed up to one day prior to the hearing of the Final Application without further order of this Court.

VARIANCE

25. The Petitioner shall be entitled, at any time, to apply to vary this Order.

26. Rules 44 and 51A will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Order.

BY THE COURT

DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM:

Counsel for the Petitioner

NO.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE *BUSINESS CORPORATIONS ACT*,
S.B.C. 2002, c. 57, as amended

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GROVE ENERGY LIMITED

INTERIM ORDER

WARREN B. MILMAN
McCarthy Tétrault LLP
P.O. Box 10424, Pacific Centre
Suite 1300, 777 Dunsmuir Street
Vancouver, B.C. V7Y 1K2
Phone: (604) 643-7100

VDO_DOCS #1597883

APPENDIX C
ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

Between

STRATIC ENERGY CORPORATION

and

GROVE ENERGY LIMITED

Dated as of February 5, 2007

TABLE OF CONTENTS

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 5th day of February, 2007.

BETWEEN:

STRATIC ENERGY CORPORATION, a corporation duly incorporated under the laws of the Yukon and having its records office in the City of Calgary, in the Province of Alberta (hereafter referred to as "**Stratic**")

- and -

GROVE ENERGY LIMITED, a corporation duly continued under the laws of the Province of British Columbia and having its registered office in the City of Vancouver, in the Province of British Columbia (hereafter referred to as "**Grove**")

WHEREAS:

A. Stratic and Grove wish to propose an arrangement involving the acquisition by Stratic of all of the outstanding common shares of Grove pursuant to a share exchange;

B. the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the *Business Corporations Act* (British Columbia); and

C. the parties hereto have entered into this Arrangement Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

NOW THEREFORE IN CONSIDERATION OF the mutual covenants hereinafter contained and other good and valuable consideration (the receipt and adequacy whereof are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 Definitions

In this Arrangement Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms will have the indicated meanings and grammatical variations of such words and terms will have corresponding meanings:

(a) "**Acquisition Proposal**" means any inquiry or the making of any proposal to Grove, its Material Subsidiaries or their respective securityholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

(i) an acquisition from Grove or its Material Subsidiaries or their respective securityholders of any securities of Grove or its Material Subsidiaries;

(ii) any acquisition of a substantial amount of assets of Grove or its Material Subsidiaries;

(iii) an amalgamation, arrangement, merger, or consolidation involving Grove or its Material Subsidiaries; or

(iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Grove or its Material Subsidiaries or any other transaction involving Grove or its Material Subsidiaries,

the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Stratic under this Agreement or the Arrangement;

(b) **"affiliate"** has the meaning contemplated by the BCBCA;

(c) **"Agreement"**, **"this Agreement"**, **"herein"**, **"hereto"**, and **"hereof"** and similar expressions refer to this Agreement, as the same may be amended or supplemented from time to time and, where applicable, to the appropriate Schedules hereto;

(d) **"Applicable Canadian Securities Laws"** means, collectively, and as the context may require, the applicable securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published or promulgated thereunder, as such may be amended from time to time prior to the Closing Date;

(e) **"Applicable Laws"** in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(f) **"Arrangement"** means the arrangement under the provisions of Division 5 of Part 9 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended;

(g) **"Arrangement Filings"** means the records and information, if any, provided to the Registrar under Section 292(a) of the BCBCA that the Registrar requires, and the records, if any, filed under Section 292(a) of the BCBCA that the Registrar requires, to give effect to any provision of the Arrangement, together with a copy of the entered Final Order;

(h) **"Arrangement Resolution"** means the resolution which will be attached as Appendix A to the Information Circular in respect to the Arrangement;

(i) **"BCBCA"** means the *Business Corporations Act* (British Columbia), as in effect on the date hereof, as such may be amended from time to time prior to the Closing Date;

(j) **"Business Day"** means any day, excepting Saturdays, Sundays and statutory holidays observed in Calgary, Alberta or Vancouver, British Columbia;

(k) **"Canadian GAAP"** or **"GAAP"** means Canadian generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor thereto;

(l) **"Closing Date"** means the date on which all conditions to the completion of the Arrangement as set out in Article 5 have been satisfied or waived in accordance with the provisions of this Agreement and all documents agreed to be delivered hereunder have been delivered to the satisfaction of the Parties hereto, acting reasonably, and on which the Arrangement Filings are filed with the Registrar;

(m) **"Closing Time"** shall be 10:00 a.m. (Vancouver time) on the Closing Date;

(n) **"Confidentiality Agreement"** means the confidentiality agreement dated January 22, 2007, between Stratic and Grove;

(o) **"Contaminants"** has the meaning ascribed thereto in **Section 4.1(o)(ii)**;

(p) **"Court"** means the Supreme Court of British Columbia;

(q) **"Disclosed Personal Information"** has the meaning ascribed thereto in **Section 4.3(b)**;

(r) **"Documents of Title"** means, collectively, any and all certificates of title, leases, permits, licences, unit agreements, assignments, trust declarations, royalty agreements, operating agreements or procedures, participation agreements, farm-in and farm-out agreements, sale and purchase agreements, pooling agreements and other agreements by virtue of which Stratic's or Grove's and their respective Material Subsidiaries, as the case may be, title to and interest in their respective oil and gas assets are derived;

(s) **"Effective Date"** means the date on which all conditions to the completion of the Arrangement as set out in Article 5 have been satisfied or waived in accordance with the provisions of this Agreement and all documents agreed to be delivered hereunder have been delivered to the satisfaction of the Parties hereto, acting reasonably, and on which the Arrangement Filings are filed with the Registrar;

(t) **"Effective Time"** has the meaning defined in the Plan of Arrangement;

(u) **"Environmental Laws"** has the meaning ascribed thereto in **Section 4.1(o)(i)**;

(v) **"Final Order"** means the order of the Court approving the Arrangement to be granted pursuant to Section 291 of the BCBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(w) **"GCA"** means Gaffney Cline & Associates, Stratic's independent oil and natural gas reservoir engineers;

(x) **"GCA Reserve Report"** has the meaning ascribed thereto in **Section 4.1(y)**;

(y) **"Governmental Authority"** means any (a) multinational, national, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(z) **"Grove"** means Grove Energy Limited, a corporation continued under the BCBCA;

(aa) **"Grove Board of Directors"** means the board of directors of Grove as it may be comprised from time to time;

(bb) **"Grove Common Shares"** means the common shares in the capital of Grove;

(cc) **"Grove Damages Event"** has the meaning ascribed thereto in **Section 6.2**;

(dd) **"Grove Debentures"** means the five-year, US$ 15,000,000, 8.75%, secured; subordinated convertible debentures issued by Grove on May 12, 2006, which may be converted at any time during their term upon election by the holder, into one Grove Common Share for each $1.00 of principal outstanding at the same time of election.

(ee) **"Grove Disclosure Letter"** means the letter of disclosure dated effective as of the date of this Agreement to be delivered by Grove to Stratic;

(ff) **"Grove Engineering Reports"** means, in respect of the P8a Production License in the Dutch North Sea the report of Ryder Scott Company, L.P. of Houston, Texas in respect of *"Estimated Future reserves and Income Attributable to Certain Interests in the Dutch North Sea, Constant Price and Cost Parameters and Grove Energy Limited Price and Cost Parameters, As of December 31, 2006"* and in respect of the Abbadesse Field the report of PGL engineering science (Project Code: GRE001L) in respect of *"Abbadesse Field Reserves Data"* of March 2006. **"Grove Engineers"** means, Ryder Scott Company, LP or Production Geosciences Limited, Grove's independent oil and natural gas reservoir engineers;

(gg) **"Grove Financial Statements"** means, collectively, the audited consolidated financial statements of Grove as at and for the fiscal year ended December 31, 2005, together with the notes thereto and the auditors' report thereon and the unaudited consolidated financial statements of Grove as at and for the three months ended March 31, 2006, six months ended June 30, 2006 and nine months ended September 30, 2006, together with the respective notes thereto;

(hh) **"Grove Information"** means the information included in the Information Circular describing Grove, its Subsidiaries and their respective business, operations and affairs;

(ii) **"Grove Meeting"** means the special meeting of Grove Securityholders to be held to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

(jj) **"Grove Optionholders"** at any time means holders at that time of Grove Options;

(kk) **"Grove Options"** means options to acquire Grove Common Shares pursuant to Grove's stock option plan;

(ll) **"Grove Plans"** has the meaning ascribed thereto in **Section 4.2(v)**;

(mm) **"Grove Reserve Report"** has the meaning ascribed thereto in **Section 4.2(aa)**;

(nn) **"Grove Securityholders"** means holders of Grove Common Shares and Grove Options;

(oo) **"Grove Shareholders"** means holders of Grove Common Shares;

(pp) **"Grove Termination Fee"** has the meaning ascribed thereto in **Section 6.2**;

(qq) **"Hazardous Substances"** means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

(rr) **"HSR Act"** means the *United States Hart-Scott-Rodino Antitrust Improvements Act of 1976*, as amended;

(ss) **"Information Circular"** means the information circular of Grove together with all appendices thereto to be mailed or otherwise distributed by Grove to the Grove Securityholders in connection with the Grove Meeting;

(tt) **"Interests"** means the interests of Stratic or Grove and their respective Subsidiaries taken as a whole, as applicable, in their petroleum and natural gas properties;

(uu) **"Interim Order"** means an interim order of the Court concerning the Arrangement containing declarations and directions with respect to the Arrangement and the holding of the Grove Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(vv) **"ITA"** means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

(ww) **"Laws"** means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Authority, statutory body or self-regulatory authority;

(xx) **"Licences"** has the meaning ascribed thereto in **Section 4.1(o)(vi)**;

(yy) **"Mailing Date"** has the meaning ascribed thereto in **Section 3. 3.4(e)**;

(zz) **"material"** means a fact, asset, liability, transaction or circumstance, as applicable, concerning the business, assets, rights, liabilities, capitalization, operations, prospects or financial condition of Grove or Stratic and their respective Subsidiaries taken as a whole, as the case may be, that: (i) would be reasonably likely to have a significant effect on the value of the Grove Common Shares or the Stratic Common Shares, as the case may be; or (ii) that would prevent or materially delay completion of the Arrangement in accordance with this Agreement;

(aaa) **"Material Adverse Change"** or **"Material Adverse Effect"**, with respect to either Grove or Stratic, means any condition, event or development that has a change or effect (or any condition, event or development involving a prospective change or effect) in the business, operations, results of operations (including production of petroleum, natural gas and related hydrocarbons), assets, capitalization, financial condition, licenses, permits, concessions, rights, commitments, contingencies, liabilities or privileges, whether contractual or otherwise, of such party and its Subsidiaries taken as a whole, or that is, or could reasonably be expected to be, materially adverse to the business of such party and its Subsidiaries taken as a whole, other than a change or effect: (i) that relates to or arises out of a matter that has, prior to the date hereof, been disclosed to the Other Party in writing; (ii) that relates to or arises out of conditions affecting the oil and gas industry globally as a whole; (iii) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; (iv) that relates to or arises out of any change in the market price of crude oil, natural gas or related hydrocarbons; or (v) that arises out of any operational matter relating to one Party and consented to by the other in accordance with the terms of this Agreement;

(bbb) **"Material Subsidiaries"** in respect of Stratic means Stratic Energy (Turkey) Inc. and Stratic Energy UK Ltd. and in respect of Grove means Grove Energy (North Sea) Limited; Grove Energy (Southern North Sea) Limited; Grove Energy (Romania) Limited; Grove Energy S.r.l. and Grove Energy (Tunisia) Limited;

(ccc) "**misrepresentation**" shall have the meaning ascribed thereto under the *Securities Act* (British Columbia);

(ddd) "**Officer Obligations**" means the obligations of Grove to its officers, directors, employees and consultants for severance or termination payments in connection with a termination of employment or change of control of Grove pursuant to any written agreements or otherwise in accordance with Applicable Law, particulars of which will be set forth in the Grove Disclosure Letter;

(eee) "**Other Party**" means with respect to Stratic, Grove and, with respect to Grove, Stratic;

(fff) "**Outside Date**" has the meaning ascribed thereto in **Section 3.4(e)**;

(ggg) "**Parties**" means, collectively, the parties to this Agreement, and "**Party**" means any one of them, or where implied by the context, means Stratic or Grove, as the case may be;

(hhh) "**Permitted Encumbrances**" means: (i) the terms and conditions of the Documents of Title, provided that the following items must be identified in disclosure in writing made to the Other Party to qualify as Permitted Encumbrances: (A) any overriding royalties, net profits interests or other encumbrances applicable to the Interests and disclosed in writing prior to the date hereof, (B) any existing potential alteration of the Interests because of a payout conversion or farming, farmout or other such agreement that are disclosed prior to the date hereof, and (C) any penalty or forfeiture that applies to the Interests at the date hereof because of Grove's or Stratic's or their respective Material Subsidiaries election not to participate in a particular operation; (ii) easements, rights of way, servitudes or other similar rights, including, without limitation, rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, and wires; (iii) the Regulations and any rights reserved to or vested in any municipality or governmental, statutory or public authority to levy taxes or to control or regulate any of Grove's or Stratic's or their respective Material Subsidiaries assets, as applicable, in any manner, including, without limitation, the right to control or regulate production rates and the conduct of operations; (iv) statutory exceptions to title and the reservations, limitations and conditions in any grants or transfers of any of the Interests or interests therein; (v) undetermined or inchoate liens incurred or created in the ordinary course of business as security for Grove's or Stratic's or their respective Material Subsidiaries, as applicable, share of the costs and expenses of the development or operation of any of their respective assets, which costs and expenses are not delinquent as of the Effective Time; (vi) undetermined or inchoate mechanics' liens and similar liens for which payment for services rendered or goods supplied is not delinquent as of the Effective Time; (vii) liens granted in the ordinary course of business to a public utility, municipality or governmental authority respecting operations pertaining to any of Grove's or Stratic's or their respective Material Subsidiaries assets, as applicable; (viii) liens for taxes, assessments or governmental charges not at the time due or delinquent or the validity of which is being contested at the time in good faith and as to which adequate reserves have been set aside for payment of the same; (ix) liens under or pursuant to any judgment rendered, or claims filed which are contested in good faith; provided however execution thereof has been stayed and as to which adequate cash reserves have been set aside for payment of the same; (x) in the case of Grove, any mortgage, lien, hypothec, security interest, pledge or other encumbrance, charge or adverse right or claim, restriction or other rights in existence securing any indebtedness of Grove; or (xi) in the case of Stratic, any mortgage, lien, hypothec, security interest, pledge or other encumbrance, charge or adverse right or claim, restriction or other rights in existence securing the indebtedness of Stratic;

(iii) "**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate,

corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

(jjj) **"Plan of Arrangement"** means the plan of arrangement substantially in the form set out in Schedule A hereto as amended or supplemented from time to time in accordance with the terms thereof and hereof;

(kkk) **"Publicly Disclosed by Grove"** means disclosed by Grove in a public filing made by it with the British Columbia and Alberta Securities Commissions on the SEDAR system from December 31, 2004 to the date hereof;

(lll) **"Publicly Disclosed by Stratic"** means disclosed by Stratic in a public filing made by it with the British Columbia and Alberta Securities Commissions on the SEDAR system from December 31, 2004 to the date hereof;

(mmm) **"Registrar"** means the Registrar of Corporations appointed pursuant to Section 400 of the BCBCA;

(nnn) **"Regulations"** means all statutes, laws, rules, orders, directives and regulations in effect from time to time and made by Governmental Authorities having jurisdiction over Grove's or Stratic's or their respective Material Subsidiaries' assets, as applicable;

(ooo) **"Stratic"** means Stratic Energy Corporation, a corporation incorporated under the YBCA;

(ppp) **"Stratic Board of Directors"** means the board of directors of Stratic as it may be comprised from time to time;

(qqq) **"Stratic Common Shares"** means the common shares in the capital of Stratic;

(rrr) **"Stratic Damages Event"** has the meaning ascribed thereto in **Section 6.1**;

(sss) **"Stratic Disclosure Letter"** means the letter of disclosure dated effective as of the date of this Agreement to be delivered by Stratic to Grove;

(ttt) **"Stratic Financial Statements"** means, collectively, the audited consolidated financial statements of Stratic as at and for the fiscal year ended December 31, 2005, together with the notes thereto and the auditors' report thereon and the unaudited consolidated financial statements of Stratic as at and for the three months ended March 31, 2006, six months ended June 30, 2006 and nine months ended September 30, 2006, together with the respective notes thereto;

(uuu) **"Stratic Information"** means the information included in the Information Circular describing Stratic, its Subsidiaries and their respective business, operations and affairs;

(vvv) **"Stratic Options"** means options to acquire Stratic Common Shares;

(www) **"Stratic Termination Fee"** has the meaning ascribed thereto in **Section 6.1**;

(xxx) **"Subsidiary"** means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified

body corporate and shall include any body corporate, partnership, joint venture, voting trust or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary;

(yyy) "**Superior Proposal**" has the meaning ascribed thereto in **Section 3.5(b)(v)(A)**;

(zzz) "**Tax**" or "**Taxes**" shall mean all taxes, levies or assessments, however denominated, including any interest, fines, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), alternative or add-on minimum taxes, withholding taxes, payroll and employee withholding taxes and charges, employment insurance, Canada or Québec Pension Plan premiums, social insurance taxes, goods and services taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, capital taxes, duties, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing;

(aaaa) "**Tax Returns**" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(bbbb) "**U.S. Exchange Act**" means the *United States Securities Exchange Act of 1934*, as amended;

(cccc) "**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended;

(dddd) "**Voting Agreements**" means the agreements between Stratic, Grove and the Voting Securityholders pursuant to which the Voting Securityholders have agreed to vote the Grove Common Shares beneficially owned or controlled by the Voting Securityholders in favour of the Arrangement Resolution to be considered at the Grove Meeting;

(eeee) "**Voting Securityholders**" means Glenn Whiddon, Andrew Childs, Matt Sutcliffe, Anthony Hawkshaw, Robert Downey and Wolfgang Zimmer; and

(ffff) "**YBCA**" means the *Business Corporations Act* (Yukon), as in effect on the date hereof, as such may be amended from time to time prior to the Closing Date.

1.2 Singular, Plural, etc.

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 Deemed Currency

In the absence of a specific designation of any currency, any dollar amount referenced herein shall be deemed to refer to lawful currency of Canada.

1.4 Headings, etc.

The division of this Agreement into Articles and Sections, the provision of a table of contents hereto and the insertion of the recitals and headings are for convenience of reference

only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made.

1.5 Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.6 Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.7 Attornment

Each of the parties hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of British Columbia in respect of all actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by single registered mail to the addresses of the Parties shall be effective service of process for any action, suit or proceeding brought against either Party in such court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of British Columbia and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

1.8 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian GAAP applied on a consistent basis.

1.9 Inclusive Terminology

Whenever used in this Agreement, the words "includes" and "including" and similar terms of inclusion shall not, unless expressly modified by the words "only" or "solely", be construed as terms of limitation, but rather shall mean "includes but is not limited to" and "including but not limited to", so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive.

1.10 Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of disclosure to Stratic, include disclosure to Stratic or its representatives, or in the case of disclosure to Grove, include disclosure to Grove or its representatives. Disclosure by Grove in the Grove Disclosure

Letter will be deemed to be disclosure for all purposes of this Agreement, whether or not such disclosure refers to one or more Articles, Sections or other portions of this Agreement.

1.11 Incorporation of Schedules

Schedule A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms part hereof.

ARTICLE 2 - THE ARRANGEMENT

2.1 Plan of Arrangement

As soon as is reasonably practicable and in any event not later than March 15, 2007, or such other date as is agreed to by Grove and Stratic, Grove will forthwith file, proceed with and diligently prosecute an application for the Interim Order providing for, among other things, the calling and holding of the Grove Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution and the other matters to be considered at the Grove Meeting. Provided all necessary approvals for the Arrangement Resolution are obtained from the Grove Securityholders, Grove shall submit the Arrangement to the Court and apply for the Final Order on or prior to April 30, 2007, or such other date as is agreed to by Grove and Stratic. Upon issuance of the Final Order and subject to the conditions precedent in Article 5, Grove shall forthwith proceed to file the Arrangement Filings and such other documents as may be required to give effect to the Arrangement with the Registrar, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.2 Interim Order

The application for the Interim Order shall include a request that the Interim Order provide that:

(a) the securities of Grove for which holders shall be entitled to vote on the Arrangement Resolution shall be the Grove Common Shares and Grove Options;

(b) subject to the approval of the Court, the requisite approval of the Arrangement Resolution will be 66⅔% of the vote cast on the Arrangement Resolution by Grove Securityholders present in person or by proxy at the Grove Meeting with Grove Shareholders and Grove Optionholders voting together (with each Grove Shareholder being entitled to one vote for each Grove Common Share held and each holder of Grove Options being entitled to one vote for each Grove Common Share subject to the Grove Options held by such holder that they would be entitled to acquire if they exercised all Grove Options held by them, without reference to any vesting provisions or exercise price) provided that as part of such approval the Arrangement Resolution is approved by not less than 66⅔% of the votes cast on the Arrangement Resolution by Grove Shareholders present in person or by proxy at the Grove Meeting; and

(c) for the grant of rights of dissent as provided in the Plan of Arrangement.

2.3 Information Circular and the Grove Meeting

In compliance with the Interim Order and Applicable Laws:

(a) as promptly as practical following the execution of this Agreement and in any event not later than March 15, 2007, or such other date as is agreed to by Grove and Stratic, Stratic and Grove shall cooperatively prepare the Information Circular and each of Stratic and Grove shall ensure that the Information Circular provides Grove Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning matters before them;

(b) as promptly as practical following the execution of this Agreement and in any event not later than March 19, 2007, or such other date as is agreed to by Grove and Stratic, Grove shall cause the Information Circular to be mailed to the Grove Securityholders and filed with applicable regulatory authorities and other Governmental Authorities in all jurisdictions where the same are required to be mailed and filed; and

(c) Grove shall convene the Grove Meeting on or before April 27, 2007, or such other date as is agreed to by Grove and Stratic.

2.4 Effective Time

The Arrangement shall become effective at the Effective Time on the Effective Date.

2.5 Recommendation of Grove Board of Directors and Fairness Opinion

Grove confirms that, at a meeting of directors held on February 5, 2007, the Grove directors present unanimously approved the transactions contemplated hereunder, including the Arrangement and approved this Agreement, and unanimously determined that the Arrangement is in the best interests of Grove and the Grove Securityholders, the Grove Board of Directors has received an oral opinion of Grove's financial advisor that the Arrangement is fair, from a financial point of view, to holders of Grove Common Shares and the Grove Board of Directors has unanimously resolved to recommend approval of the Arrangement by Grove Securityholders.

2.6 Issuance of Stratic Common Shares

Stratic shall take all commercially reasonable steps necessary to ensure that:

(a) the Stratic Common Shares to be issued under the Arrangement and the Stratic Common Shares to be issued upon the due exercise from time to time of any Stratic Options will be duly and validly issued by Stratic in compliance with the constating documents of Stratic and all Applicable Laws, including the requirements of the YBCA and all Applicable Canadian Securities Laws together with all applicable published policy statements, instruments, orders, notices and rulings of any applicable Governmental Authority in effect at such time and the rules, regulations and policies of the TSX Venture Exchange, and the Stratic Common Shares so issued will be duly and validly issued by Stratic as fully paid and non-assessable shares;

(b) the issuance of Stratic Common Shares referred to in Section 2.6(a) shall be exempt from the prospectus and dealer registration requirements under the Applicable Canadian Securities Laws and, to the extent applicable, shall be exempt from registration under the U.S. Securities Act and exempt from registration or qualification under applicable state securities laws of the United States, provided that in no case shall Stratic be required to take any actions to register or qualify Stratic Common Shares under the U.S. Securities Act or any state securities law, or register as a broker or file a disclosure document with regulatory authorities in the United States, and shall not be subject to, or will be exempt from, any registration or qualification requirements under applicable securities laws of the United Kingdom; and

(c) the Stratic Common Shares referred to in Section 2.6(a) will be freely tradeable without registration under (i) United States federal securities laws, except for such securities held by persons who are deemed to be "affiliates" (as such term is defined under the U.S. Securities Act) of Grove prior to the Arrangement becoming effective or affiliates of Stratic after the Arrangement becomes effective, in which latter case the securities may be resold by them only in transactions permitted by the resale provisions of Rule 145(d)(1), (2) or (3) promulgated under the U.S. Securities Act, or (ii) as otherwise permitted under such Act, and will be freely tradeable without registration, and exempt from registration, or comparable requirements, under any applicable securities laws of the United Kingdom.

2.7 Securities Compliance

Stratic will use commercially reasonable efforts to take such action as may be required under the Applicable Canadian Securities Laws and United States federal or state securities laws (including "blue sky laws") and any applicable securities laws of the United Kingdom in connection with the issuance of the Stratic Common Shares referred to in Section 2.6(a), to permit the first resale of all such Stratic Common Shares (which for the sake of clarity includes the first resale of such Stratic Common Shares in Canada, the United States and the United Kingdom, by such former holder of Grove Common Shares or Grove Options, as the case may be, in each case, subject to satisfaction of all conditions precedent set forth in Article 5, without the holder of such Stratic Common Shares being subject to any requirement for qualification with or approval or registration of or the filing of any document in connection with such resale, including a prospectus, registration statement or similar document, or the taking of any proceeding with, or the obtaining of any order, ruling or consent from, any applicable Governmental Authority under any federal, state, provincial or territorial securities or other Applicable Laws in Canada, the United States or the United Kingdom or pursuant to the rules and regulations of any regulatory authority administering such Applicable Laws, other than:

(a) with respect to the first resale of Stratic Common Shares issued under the Arrangement or to be issued upon exercise of Stratic Options issued under the Arrangement, compliance with the conditions set forth in Section 2.6 of National Instrument 45-102;

(b) with respect to the first resale of Stratic Common Shares issued under the Arrangement, compliance with the requirements of Rule 145(d) under the U.S. Securities Act or Regulation S under the U.S. Securities Act by any person who is an affiliate within the meaning of the U.S. Securities Act of either Grove or Stratic before the Arrangement or an affiliate of Stratic after the Arrangement, or

(c) with respect to such first resales of Stratic Common Shares to be issued upon exercise of Stratic Options issued under the Arrangement, compliance with the requirements of Rule 144 under the U.S. Securities Act or Regulation S under the U.S. Securities Act);

provided, however, that with respect to United States "blue sky" qualifications, Stratic will not be required to register or qualify securities under any state securities law or file a disclosure document with any state securities authority, or register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where it is not now so subject, except as to matters and transactions arising solely from distribution of the Stratic Common Shares and Stratic Options under the Arrangement; and provided further that Stratic will not be required to take any action necessary to qualify any Stratic securities for trading on any securities exchange or trading market in the United States or satisfy the requirements of any state secondary trading exemption in order to cause such securities to be eligible for secondary trading in any state in the United States.

2.8 Officer Obligations

Notwithstanding any other provision of this Agreement, prior to the Effective Time, Grove shall be entitled to enter into agreements or arrangements with certain of its officers, directors, employees and consultants (as disclosed to Stratic in connection with the execution and delivery hereof) (such officers, directors, employees and consultants being hereinafter referred to in this Section 2.8 as the "**Subject Persons**") concerning the Officer Obligations on the following basis:

(a) the amount payable by Grove to any one Subject Person upon the occurrence of a change of control in respect of Grove shall be equal in amount to the annual base salary, annual retainer or annual consultancy fee, as applicable, currently payable to such Subject Person pursuant to the agreement or arrangement under which the Subject Person is employed or retained by Grove as at the date hereof (the "**Annual Amount**");

(b) the Officer Obligations may provide that, in addition to the amount contemplated by paragraph (a) above, each Subject Person (other than Mr. Glenn Whiddon) shall be entitled to receive, in the discretion of the Grove Board of Directors (as the same shall be reconstituted following the Effective Time), acting reasonably and in good faith and having due regard for the services provided by the Subject Person to Grove prior to the Effective Time in connection with the matters contemplated hereby, an additional sum equal to the Annual Amount in respect of such Subject Person;

(c) the Officer Obligations may further provide for the engagement by Grove (or any affiliate thereof) of the Subject Person to provide ongoing services to Grove or its affiliates for a 24 month period with a view to, and for the purposes of effecting, the orderly integration of the respective businesses of Grove and Stratic following the Effective Time; and

(d) payment by Grove to any Subject Person of any amount contemplated by paragraphs (a) or (b) above shall be conditional upon receipt by Grove of a release from the Subject Person, in form and substance acceptable to Stratic, acting reasonably, in favour of Grove, Stratic and their respective affiliates.

ARTICLE 3 - COVENANTS

3.1 Covenants of Stratic

Stratic covenants and agrees that, from the date hereof (or such other date as specified below) until the Effective Date or termination of this Agreement, except as may be described in the Stratic Disclosure Letter or with the prior written consent of Grove (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a) the business of Stratic and its Material Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships;

(b) Stratic shall not directly or indirectly do, or permit to occur, any of the following: (i) amend its or any of its Material Subsidiaries' constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of outstanding securities of

Stratic or any of its Material Subsidiaries; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Stratic or any of its Material Subsidiaries including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Stratic Common Shares (other than on exercise of currently outstanding options or other convertible securities); (iv) redeem, purchase or otherwise acquire any of the outstanding securities of Stratic or any of its Material Subsidiaries; (v) split, combine or reclassify any of the outstanding securities of Stratic or any of its Material Subsidiaries; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Stratic or any of its Material Subsidiaries; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Stratic shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) polices not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d) Stratic shall not and shall not permit any of its Material Subsidiaries to, without prior consultation with and the consent of Grove, such consent not to be unreasonably withheld or delayed, directly or indirectly: (i) other than in the ordinary course of business, sell, pledge, dispose of, farm-out or encumber any assets, for consideration in excess of $100,000 individually or $1,000,000 in the aggregate; (ii) expend or commit to expend more than $1,000,000 in the aggregate, except in emergency situations; (iii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (iv) acquire any assets having a purchase price in excess of $100,000 in the aggregate; (v) incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in relation to this Agreement and the transactions contemplated herein, and all matters leading up to and relating thereto and the process of Stratic prior to the execution and delivery of this Agreement, or in respect of the Arrangement, provided however, that the fees payable to Stratic's financial advisor in connection with the Arrangement and in respect of the provision of a fairness opinion in respect of the Arrangement shall be the amounts set forth in an agreement dated January 21, 2007 between Stratic and Lazard & Co. Ltd. and an agreement dated February 5, 2006 between Stratic and GMP Securities L.P.; (vi) cause, authorize, recommend or propose any release or relinquishment, forfeiture, surrender or termination of any material contract right; (vii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; or (viii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing, provided that, notwithstanding the foregoing, Stratic shall not be restricted from any such activities in an emergency situation involving health, safety or the environment and, in such circumstances, Stratic shall provide notice to Grove of such activities as soon as reasonably practical;

(e) Stratic will use its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in **Sections 5.1** and **5.3** as soon as reasonably possible, to the extent the satisfaction of the same is within the control of Stratic;

(f) Stratic will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it and will use its reasonable commercial efforts to assist Grove in obtaining such orders and to carry out the intent or effect of this Agreement;

(g) Stratic shall ensure that it has available funds to permit the payment of the maximum amount which may be required by **Section 6.2** having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if required;

(h) Stratic shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement;

(i) Stratic will assist Grove in the preparation of the Information Circular and provide to Grove, in a timely and expeditious manner, all information as may be reasonably requested by Grove or is required by the Interim Order or Applicable Laws, with respect to Stratic for inclusion in the Information Circular and any amendments or supplements to the Information Circular, in each case complying in all material respects with all applicable legal requirements on the date of mailing thereof;

(j) Stratic shall indemnify and save harmless Grove and the directors, officers and agents of Grove from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Grove or any director, officer or agent of Grove may be subject or which Grove or any director, officer or agent of Grove may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

  (i) any misrepresentation or alleged misrepresentation in any information relating to Stratic or its affiliates and included in the Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws and related to the transactions contemplated by this Agreement;

  (ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Information Circular or in any material filed by or on behalf of Stratic in compliance or intended compliance with Applicable Canadian Securities Laws and related to the transactions contemplated by this Agreement; and

  (iii) Stratic not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Stratic shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact in the Grove Information included in the Information Circular or in other information relating to or provided by Grove, the negligence of Grove or the non-compliance by Grove with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement unless such act of negligence or non-compliance was done at the request or with the consent or acquiescence of Stratic;

(k) Stratic will make all necessary filings and applications under Applicable Laws, reasonably required to be made on the part of Stratic in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(l) Stratic will apply to the TSX Venture Exchange for approval of the listing of the Stratic Common Shares issuable under the Arrangement on the facilities of that exchange;

(m) Stratic will furnish promptly to Grove: (i) a copy of each notice, report, schedule or other document delivered or filed by Stratic with any Governmental Authority in connection with the Arrangement, (ii) any filings made by Stratic under Applicable Laws in connection with the transactions contemplated herein, and (iii) any documents related to dealings with Governmental Authorities in connection with the transactions contemplated herein;

(n) Stratic shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(o) from and after the date of this Agreement and ending on the earlier of the Closing Date or the termination of this Agreement, Stratic shall promptly notify Grove in writing of any Material Adverse Change in the business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, commitments, contingencies, privileges or liabilities, of Stratic, whether contractual or otherwise;

(p) Stratic will use its reasonable commercial efforts to continue to be a "reporting issuer" (or similarly designated company) in each jurisdiction where it is currently, in material compliance with all Applicable Laws and to continue to have the Stratic Common Shares listed on the TSX Venture Exchange;

(q) Stratic shall use its reasonable commercial efforts to obtain the consent of any third parties required for the transactions contemplated hereby (including its bankers) and provide the same to Grove on or prior to the Effective Date;

(r) Stratic shall apply to and use its reasonable commercial efforts to ensure the listing of the Stratic Common Shares outstanding subsequent to the consummation of the Arrangement on the Toronto Stock Exchange;

(s) Stratic shall use its reasonable commercial efforts to complete one or more private placement offerings of Stratic Common Shares for net proceeds to Stratic of not less than $50,000,000; and

(t) Stratic shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement.

3.2 Additional Covenants of Stratic

Stratic further covenants and agrees that:

(a) all rights to indemnification existing in favour of present and former directors and officers of Grove serving or who has served at Grove's request as a director, officer, employee, agent or representative of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise with respect to matters occurring prior to the Effective Date, shall survive and shall continue in full force

and effect without modification for a period of not less than the statutes of limitations applicable to such matters; and

(b) unless Grove has put in place "trailing" or "run-off" directors' and officers' liability insurance for all present and former directors and officers of Grove, which shall be for not more than a period of three years, with substantially the same coverage and amounts containing substantially similar terms and conditions as Grove's current directors' and officers' liability insurance, and at an aggregate cost of not more than $110,000 for a period of three years after the Effective Date, Grove shall, and Stratic will cause Grove and any successor of Grove to, continue and maintain in effect the current policies of directors' and officers' liability insurance maintained by Grove without any gaps, lapses or reductions in scope or coverage, providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of Grove with respect to claims arising from facts or events which occurred before the Effective Date with substantially the same coverage and amounts containing substantially similar terms and conditions no less advantageous or favourable to the directors and officers covered to Grove's current directors' and officers' liability insurance.

3.3 Covenants of Grove

Grove covenants and agrees that, from the date hereof (or such other date as specified below) until the Effective Date or termination of this Agreement, except as may be described in the Grove Disclosure Letter or with the prior written consent of Stratic (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a) the business of Grove and its Material Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships;

(b) Grove shall not directly or indirectly do, or permit to occur, any of the following: (i) amend its or any of its Material Subsidiaries' constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of outstanding securities of Grove or any of its Material Subsidiaries; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Grove or any of its Material Subsidiaries including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Grove Common Shares (other than on exercise of currently outstanding Grove Options); (iv) redeem, purchase or otherwise acquire any of the outstanding securities of Grove or any of its Material Subsidiaries; (v) split, combine or reclassify any of the outstanding securities of Grove or any of its Material Subsidiaries; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Grove or any of its Material Subsidiaries; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Grove shall not and shall not permit any of its Material Subsidiaries to, without prior consultation with and the consent of Stratic, such consent not to be unreasonably withheld or delayed, directly or indirectly: (i) other than in the ordinary course of business, sell, pledge, dispose of, farm-out or encumber any assets, for consideration in excess of $50,000 individually or $500,000 in the aggregate; (ii) expend or commit to expend more than $500,000 in the aggregate, except in emergency situations; (iii) acquire (by merger, amalgamation, consolidation or acquisition of shares

or assets) any corporation, trust, partnership or other business organization or division thereof or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (iv) acquire any assets having a purchase price in excess of $10,000 in the aggregate; (v) incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in relation to this Agreement and the transactions contemplated herein, and all matters leading up to and relating thereto and the process of Grove prior to the execution and delivery of this Agreement, or in respect of the Arrangement, provided however, that the fees payable to Grove's financial advisor in connection with the Arrangement and in respect of the provision of a fairness opinion in respect of the Arrangement shall be the amounts set forth in agreements dated June 12, 2006 and February 5, 2007 between Grove and Tristone; (vi) cause, authorize, recommend or propose any release or relinquishment, forfeiture, surrender or termination of any material contract right; (vii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (viii) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (ix) enter into any agreements for the sale of production having a term of more than thirty (30) days; (x) enter into any consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (xi) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing, provided that, notwithstanding the foregoing, Grove shall not be restricted from any such activities in an emergency situation involving health, safety or the environment and, in such circumstances, Grove shall provide notice to Stratic of such activities as soon as reasonably practical;

(d) other than with respect to the Officer Obligations, Grove shall not, and shall not permit any of its Subsidiaries to make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided;

(e) Grove shall not, and shall not permit any of its Subsidiaries to adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, share incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws, the Officer Obligations or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(f) Grove shall not, and shall not permit any of its Subsidiaries to: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with Applicable Laws, the Officer Obligations or with the existing provisions of any such plans, programs, arrangements or agreements; or (v) advance any loan to any officer or director of Grove or any of its Subsidiaries or any other party not at arm's length to Grove;

(g) Grove shall use its reasonable commercial efforts to cause its and its Material Subsidiaries current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage

thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing satisfactory to Stratic providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(h) no amendments shall be made to outstanding Grove Options;

(i) Grove shall use its reasonable commercial efforts to cause the resignation of all of the directors and officers of Grove at the Effective Time (and for such directors and officers to provide a release in form and substance satisfactory to Stratic and Grove, each acting reasonably);

(j) Grove shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(k) from and after the date of this Agreement and ending on the earlier of the Closing Date or the termination of this Agreement, Grove shall promptly notify Stratic in writing of any Material Adverse Change in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, commitments, contingencies, privileges or liabilities, whether contractual or otherwise;

(l) Grove shall ensure that it has available funds to permit the payment of the maximum amount which may be required by **Section 6.1** having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if required;

(m) Grove shall in consultation with Stratic use its reasonable commercial efforts to obtain the consent of its bankers and any other third party consents required for the transactions contemplated hereby and provide the same to Stratic on or prior to the Effective Date;

(n) Grove shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in **Sections 5.1** and **5.2** as soon as reasonably possible to the extent that the satisfaction of the same is within the control of Grove;

(o) except as permitted by this Agreement, Grove shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might reasonably directly or indirectly interfere or affect the consummation of the Arrangement;

(p) Grove shall cooperate with Stratic in the preparation of financial statements for Grove for the year ended December 31, 2006 and tax returns for the 2006 tax year;

(q) Grove shall provide notice to Stratic of the Grove Meeting and allow Stratic's representatives and legal counsel to attend such Grove Meeting;

(r) Grove shall indemnify and save harmless Stratic and the directors, officers and agents of Stratic from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Stratic or any director, officer or agent of Stratic may be subject or which Stratic or any director, officer or agent of Stratic may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation by Grove in the Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Information Circular or in any material filed by or on behalf of Grove in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts trading in the securities of Grove; and

(iii) Grove not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Grove shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact in the Stratic Information or in other information relating to or provided by Stratic, the negligence of Stratic or the non-compliance by Stratic with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement unless such act of negligence or non-compliance was done at the request or with the consent or acquiescence of Grove;

(s) except for proxies and other non-substantive communications with securityholders and others, Grove will furnish promptly to Stratic or Stratic's counsel, a copy of each notice, report, schedule or other document delivered or filed by Grove with any Governmental Authority in connection with: (i) the Arrangement or the Grove Meeting; (ii) any filings made by Grove under Applicable Laws; and (iii) any documents relating to dealings with Governmental Authorities in connection with the transactions contemplated herein;

(t) except where the Grove Board of Directors has withdrawn, modified or changed its recommendation regarding the Arrangement as permitted by this Agreement, management of Grove shall solicit proxies to be voted at the Grove Meeting in favour of the Arrangement Resolution;

(u) Grove shall conduct the Grove Meeting in accordance with the BCBCA, Grove's articles and by-laws, Applicable Canadian Securities Laws and any instrument governing the Grove Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(v) Grove will provide Stratic with reasonable access, during normal business hours, to its premises and employees to facilitate the integration of operations at the Effective Time;

(w) Grove will, subject to the terms hereof, in a timely and expeditious manner, provide to Stratic all information as may be reasonably requested by Stratic or as required by Applicable Laws with respect to Grove's business and properties, including conducting a weekly financial and operational update meeting with Stratic;

(x) Grove will use its reasonable commercial efforts to continue to be a "reporting issuer" (or similarly designated company) in each jurisdiction where it is currently, in material compliance with all Applicable Laws and to continue to have the Grove Common Shares listed on the TSX Venture Exchange;

(y) Grove will make all necessary filings and applications under Applicable Laws reasonably required to be made on the part of Grove in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(z) Grove shall promptly advise Stratic of the number of Grove Common Shares for which Grove receives notices of dissent or written objections to the Arrangement and provide Stratic with copies of such notices and written objections; and

(aa) Grove shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement.

3.4 Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date or termination of this Agreement, each of Stratic and Grove will use its reasonable commercial efforts to: (i) satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and the obligations of the Other Party hereunder; (ii) not take, or cause to be taken, any action or cause anything to be done that would cause such obligations not to be fulfilled; and (iii) take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts:

(a) to ensure that the Information Circular provides Grove Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and, in that regard, the Information Circular will set out the Stratic Information in the form approved by Stratic and the Grove Information in the form approved by Grove and shall include, without limitation:

    (i) the unanimous determination of the Grove Board of Directors that the Arrangement is in the best interests of Grove and the Grove Securityholders, and the unanimous recommendation of the Grove Board of Directors that the Grove Securityholders vote in favour of the Arrangement Resolution; and

    (ii) a copy of the fairness opinion of Grove's financial advisor that the consideration to be received by the holders of Grove Common Shares pursuant to the Arrangement is fair, from a financial point of view, to such holders;

provided that, notwithstanding the covenants of Grove in this subsection, prior to the completion of the Arrangement, the Grove Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if the Grove Board of Directors determines in good faith (after consultation with its financial advisors and after receiving advice of legal counsel to the effect that the taking of such action is advisable for the Grove Board of Directors to discharge its fiduciary duties under Applicable Laws) and, if applicable, provided the Grove Board of Directors shall have complied with the provisions of **Sections 3.5** and **6.1**;

(b) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts for the purposes of effecting the Arrangement;

(c) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(d) to effect all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement, and each of Stratic and Grove will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this **Section 3.4** including, without limitation, continuing to provide reasonable access to information and to maintain ongoing

communications as between officers of Stratic and Grove, subject in all cases to the Confidentiality Agreement; and

(e) to cause the Closing Date to occur on or before June 30, 2007, or such other date as may be agreed to by Grove and Stratic (the "**Outside Date**") and to cause the mailing of the Information Circular to Grove Securityholders to occur on a date (the "**Mailing Date**") as soon as reasonably practicable following the date hereof and in any event by March 19, 2007, or such other date as may be agreed to by Grove and Stratic.

3.5 Grove's Covenants Regarding Non-Solicitation

(a) Grove shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Grove relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured. Grove shall immediately advise Stratic orally and in writing of any response or action (actual, anticipated, contemplated or threatened) by any recipient of such letter which could, in Grove's opinion, acting reasonably, hinder, prevent, or delay or otherwise adversely affect the completion of the Arrangement.

(b) From the date hereof until the Effective Date or termination of this Agreement Grove shall not, directly or indirectly, do or authorize, or permit any of its or any of its Subsidiaries' officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any negotiations or initiate any discussions regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, Grove and its officers, directors and advisors may:

(v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement

substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Stratic as set out below), may furnish to such third party information concerning Grove and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written *bona fide* Acquisition Proposal which the Grove Board of Directors determines in good faith: (1) that funds or other consideration necessary to complete the Acquisition Proposal are available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Grove Securityholders as compared to the transaction contemplated by this Agreement; and (3) after receiving the advice of outside legal counsel as reflected in minutes of the Grove Board of Directors, that the taking of such action is advisable for the Grove Board of Directors in discharge of its fiduciary duties under Applicable Laws (a "**Superior Proposal**"); and

(B) prior to furnishing information to or entering into or participating in any such discussions or negotiations with such third party, Grove provides prompt notice to Stratic to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Stratic, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Grove shall notify Stratic orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to Stratic, copies of all information provided to such party and all other information reasonably requested by Stratic), within 24 hours of the receipt thereof, shall keep Stratic informed of the status and details of any such inquiry, offer or proposal and answer Stratic's questions with respect thereto; or

(vi) comply with obligations under Applicable Canadian Securities Laws relating to responding to a take over bid or exchange offer or the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders;

(vii) take any other action in relation to any Acquisition Proposal to the extent required under Applicable Laws or ordered or otherwise mandated by any court of competent jurisdiction;

(viii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Grove Board of Directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by **Section 3.5(c)** and after receiving advice from its financial advisors and advice of outside legal counsel as reflected in minutes of the Grove Board of Directors, that the taking of such action is advisable for the Grove Board of Directors in discharge of its fiduciary duties under Applicable Laws and Grove complies with its obligations set forth in **Section 3.5(c)** and terminates this Agreement in accordance with **Section 8.1(e)** and concurrently therewith pays the amount required by **Section 6.1** to Stratic.

(c) Following receipt of a Superior Proposal which Grove is proposing to accept, recommend, approve or enter into any agreement to implement, Grove shall give Stratic written notice of any decision by the Grove Board of Directors to accept, recommend, approve or enter into an agreement to implement such Superior Proposal, which notice shall confirm that the Grove Board of Directors has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. Until a period of five (5) Business Days has elapsed from the receipt of such notice, Grove agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such five (5) Business Day period, Stratic will have the right, but not the obligation, to propose in writing to amend the terms of the Agreement and the Plan of Arrangement and Grove shall and shall cause its financial and legal advisors to review in good faith any such proposal received from Stratic during such five (5) Business Day period to determine (after receipt of advice, from its financial advisors and legal advisors) whether the Acquisition Proposal in respect of which Stratic is proposing to amend this Agreement and Plan of Arrangement would be a Superior Proposal when assessed against this Agreement and Plan of Arrangement as it is proposed to be amended. If Stratic delivers to Grove, prior to the expiry of such five (5) Business Day period a written proposal to amend the terms of this Agreement and the Plan of Arrangement to provide the Grove Securityholders a value per Grove Common Share equal to or having a value greater than the value per Grove Common Share provided in the Superior Proposal, the Grove Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and shall not release the party making the Acquisition Proposal from any standstill provisions unless the Grove Board of Directors determines in good faith, after, among other things, consultation, to the extent considered appropriate by the Grove Board of Directors, with Grove's financial advisors and legal advisors, taking into account the proposal by Stratic to amend this Agreement and the Plan of Arrangement, that the Acquisition Proposal remain a Superior Proposal. If, the Grove Board of Directors does not determine that the Acquisition Proposal remain a Superior Proposal when compared to the proposed amendment to this Agreement and the Plan of Arrangement, Stratic and Grove will promptly execute and deliver an amending agreement amending this Agreement and the Plan of Arrangement, or an amended agreement incorporating or reflecting the terms of the amendment to the terms of this Agreement and Plan of Arrangement as proposed by Stratic.

(d) Stratic agrees that all information that may be provided to it by Grove with respect to any Superior Proposal pursuant to this **Section 3.5** shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e) Grove shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this **Section 3.5**. Grove shall be responsible for any breach of this **Section 3.5** by its officers, directors, employees, investment bankers, advisers or representatives.

3.6 Provision of Information; Access

From and after the date hereof until the Effective Date or termination of this. Agreement, each Party shall provide the Other Party and its representatives access, during normal business hours and at such other time or times as Grove or Stratic may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Grove or Stratic, as the case may be, all information concerning its business, properties

and personnel as Grove or Stratic may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit Grove and Stratic to be in a position to expeditiously and efficiently integrate the business and operations of each of Grove and Stratic immediately upon but not prior to the Closing Date. Each Party agrees to keep the other fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Grove and Stratic. Each Party shall confer with and obtain the approval of the Other Party (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Stratic

Except as will be set forth in the Stratic Disclosure Letter, Stratic represents and warrants to and in favour of Grove and acknowledges that Grove is relying upon such representations and warranties in connection with the matters contemplated by this Agreement, as follows:

(a) Organization. Each of Stratic and its Material Subsidiaries has been duly incorporated or formed and is validly existing under the Laws of its jurisdiction of incorporation or formation and has the requisite corporate or legal power and authority to own its assets as now owned and to carry on its business as now conducted. Each of Stratic and its Material Subsidiaries is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on Stratic. Copies of the constating documents of Stratic and its Material Subsidiaries provided to Grove, together with all amendments to date, are accurate and complete as the date hereof and have not been amended or superseded.

(b) Authority Relative to this Agreement. Stratic has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement, the performance by Stratic of its obligations hereunder and the consummation by Stratic of the transactions contemplated hereby have been duly authorized by the Stratic Board of Directors and no other corporate proceedings on the part of Stratic are or will be necessary to authorize this Agreement or the Arrangement, the performance by Stratic of its obligations hereunder or thereunder or the completion of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Stratic and constitutes a legal, valid and binding obligation of Stratic enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) Issuance of Stratic Common Shares. All necessary corporate action has been taken to authorize the issuance of the Stratic Common Shares to be issued pursuant to the Arrangement and such Stratic Common Shares have been reserved for issuance in connection therewith and when issued pursuant to the Arrangement will be validly issued as fully paid and non-assessable.

(d) Subsidiaries. Stratic has no subsidiaries that are material to its business, operation or financial condition except for the Material Subsidiaries. All of the outstanding shares in the capital of and other ownership interests of its Subsidiaries are validly issued, fully paid and non-assessable and all such shares and other ownership interests are owned directly or indirectly by Stratic and are: (i) owned free and clear of all material liens, claims or encumbrances; and (ii) there are no

outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of its Subsidiaries.

(e) No Violations. Except as contemplated by this Agreement:

(i) neither the execution and delivery of this Agreement by Stratic nor the consummation of the transactions contemplated by the Arrangement nor compliance by Stratic with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of Stratic or any of its Material Subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) the articles or by-laws of Stratic or any of its Material Subsidiaries; or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Stratic or any of its Material Subsidiaries is a party or to which it or any of its Material Subsidiaries, or any of their respective properties or assets, may be subject or by which Stratic or any of its Material Subsidiaries is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Stratic or any of its Material Subsidiaries or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Stratic and its Material Subsidiaries taken as a whole, or significantly impede the ability of Stratic to consummate the transactions contemplated by the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Stratic and its Material Subsidiaries taken as a whole; and

(ii) other than in connection with or in compliance with the provisions of Applicable Laws or which are required to be filed post Arrangement: (A) there is no legal impediment to Stratic's consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Stratic in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Stratic, or significantly impede the ability of Stratic to consummate the Arrangement.

(f) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of Stratic, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Stratic or any of its Material Subsidiaries, or affecting, or that would reasonably be expected to affect, any of their respective properties or assets at law or equity or before or by any court or Governmental Authority which action, suit or proceeding involves a possibility of any judgment against or liability which, if successful, would reasonably be expected to cause a Material Adverse Change to Stratic and its Material Subsidiaries taken as a whole, or would significantly impede the ability of Stratic to consummate the Arrangement.

(g) Taxes, etc.

(i) All Tax Returns required to be filed by or on behalf of Stratic or any of its Material Subsidiaries on or before the date hereof have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Stratic or any of its Material Subsidiaries with respect to items or periods covered by such Tax Returns;

(ii) Stratic has paid or provided adequate accruals or reserves in the Stratic Financial Statements for Taxes, if applicable, as of the date of the Stratic Financial Statements, in conformity with GAAP;

(iii) for all periods ended on and prior to December 31, 2005, Grove or its legal counsel or accountants have been furnished by Stratic true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by Stratic or on behalf of Stratic from a Governmental Authority relating to the Taxes; and (B) any material Tax Returns for Stratic;

(iv) no material deficiencies exist or have been asserted by a Governmental Authority with respect to Taxes of Stratic or any of its Material Subsidiaries;

(v) neither Stratic nor any of its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Stratic has such an action or proceeding been asserted or threatened against Stratic, any of its Material Subsidiaries or any of its or their respective assets that would have a Material Adverse Effect on Stratic and its Material Subsidiaries taken as a whole. Stratic and its Material Subsidiaries have not entered into or agreed to any waiver or extension of any statute of limitations with respect to Taxes or Tax Returns of Stratic or any of its Material Subsidiaries. No audit by tax authorities of Stratic or any of its Material Subsidiaries is in process or pending, to the knowledge of Stratic; and

(vi) Stratic has paid or provided adequate accruals or reserves in the Stratic Financial Statements (or such amounts are fully funded) for all pension or other employee benefit obligations of Stratic and its Material Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Stratic or any of its Material Subsidiaries as of the date of the Stratic Financial Statements.

(h) Capitalization. As of the date hereof, the authorized share capital of Stratic consists of an unlimited number of Stratic Common Shares. As of the date hereof, 142,458,820 Stratic Common Shares are issued and outstanding. In addition, as of the date hereof, an aggregate of 12,602,500 options to acquire Stratic Common Shares are issued and outstanding. Except as set forth above, there are no securities of Stratic outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Stratic of any shares of Stratic or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Stratic, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Stratic.

(i) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of the Stratic Common Shares or any other securities of Stratic has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Stratic, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(j) Material Agreements. There are no agreements material to the conduct of any of Stratic's or any of its or Material Subsidiaries' affairs or business, as applicable, except for those agreements disclosed in writing to Grove prior to the date hereof or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and neither Stratic nor any of its Material Subsidiaries is in material default under any such agreements.

(k) No Material Adverse Change. Since December 31, 2005: (i) Stratic has conducted its business only in the ordinary and normal course; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Stratic has been incurred other than in the ordinary course of business; and (iii) there has not been any Material Adverse Change in respect of Stratic.

(l) Books and Records. The records and minute books of Stratic and its Material Subsidiaries have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(m) Financial Statements. The Stratic Financial Statements were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Stratic's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the financial position, results of operations and changes in financial position of Stratic as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Stratic. There has been no material change in Stratic accounting policies, except as described in the notes to the Stratic Financial Statements, since December 31, 2005.

(n) No Undisclosed Material Liabilities. Except: (a) as Publicly Disclosed by Stratic in documents filed with the applicable securities regulators; and (b) for liabilities and obligations: (i) incurred in the ordinary course of business; or (ii) pursuant to the terms of this Agreement, neither Stratic nor any of its Material Subsidiaries has incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by GAAP to be reflected on the balance sheet of Stratic) including liabilities regarding contamination of, or the remediation or reclamation of, any land or waterbody that has been affected by the operations of Stratic or any of its Material Subsidiaries, that have constituted or would be reasonably likely to constitute a Material Adverse Change.

(o) Environmental Matters. Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on Stratic:

   (i) neither Stratic nor any of its Material Subsidiaries is in violation of any applicable national, domestic, federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "**Environmental Laws**");

(ii) Stratic and each of its Material Subsidiaries has operated its respective business at all times and has received, handled, used, stored, treated, shipped and disposed of all hazardous, dangerous and toxic substances, contaminants, pollutants and wastes (collectively, "**Contaminants**") without violation of Environmental Laws;

(iii) there have been no spills, releases, deposits or discharges of Contaminants into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Stratic or any of its Material Subsidiaries, nor to Stratic's knowledge, by any other Person in, on or about any land that is or was owned, leased, operated or used by Stratic or any of its Material Subsidiaries that have not been remedied in accordance with all Environmental Laws;

(iv) no orders, directions or notices or the like have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Stratic or any of its Material Subsidiaries or against Stratic or any of its Material Subsidiaries;

(v) neither Stratic nor any of its Material Subsidiaries has failed to report to the proper Governmental Authority the occurrence of any event that is required to be so reported by any Environmental Law;

(vi) Stratic and each of its Material Subsidiaries holds all licenses, permits, registrations, qualifications, approvals and the like (collectively, "**Licences**") required under any Environmental Laws in connection with the operation of its respective business and the ownership and use of its respective assets, all such Licenses are in full force and effect and neither Stratic nor any of its Material Subsidiaries is in material default thereunder, and except for notifications and conditions of general application to assets of reclamation obligations, neither Stratic nor any of its Material Subsidiaries has received any notification, or has knowledge of any facts that could reasonably be expected to give rise of any such notification, pursuant to any Environmental Laws that any work, repairs, remediation, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any License issued pursuant thereto, or that any License referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(vii) Stratic has provided to Grove all reports and other written documents in its possession or under its control pertaining to any environmental assessment, audit, investigation, study, evaluation and the like relating to the business, operations or assets of Stratic or any of its Material Subsidiaries; and

(viii) neither Stratic nor any of its Material Subsidiaries has ever been charged or convicted of an offence or been subject to any judgement, injunction or other proceeding under, or been fined or otherwise sentenced for non-compliance with, any Environmental Laws, or settled any prosecution or other proceeding short of conviction in connection therewith.

(p) Title. Although it does not warrant title, other than Permitted Encumbrances, Stratic is not aware of any defects, failures or impairments to the title to any of its or its Material Subsidiaries' oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party which in the aggregate could reasonably be expected to have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of the oil and gas reserves shown in the GCA Reserve Report; (ii) the current production attributable to such properties; or (iii) the current cash flow from such properties.

(q) Licences. Each of Stratic and its Material Subsidiaries has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct its business as it is now being conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not reasonably be expected to have a Material Adverse Effect on Stratic and its Material Subsidiaries taken as a whole.

(r) Compliance with Applicable Laws. Each of Stratic and its Material Subsidiaries has conducted and is conducting its respective business in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to it of each jurisdiction in which it carries on its respective business (except to the extent that the failure to so comply would not have a Material Adverse Effect on Stratic and its Material Subsidiaries taken as a whole) and holds all licences, registrations and qualifications in all jurisdictions in which Stratic and each of its Material Subsidiaries carries on its respective business which are necessary to carry on such business (other than those, the failure of which to so hold, would not have a Material Adverse Effect on Stratic and its Material Subsidiaries taken as a whole), as now conducted and as presently proposed to be conducted and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or would reasonably be expected to have any Material Adverse Effect on the business of Stratic and its Material Subsidiaries taken as a whole, as now conducted or as proposed to be conducted.

(s) Long Term and Derivative Transactions. Neither Stratic nor any of its Material Subsidiaries has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(t) Investment Canada Act. Stratic is a "Canadian" within the meaning of the *Investment Canada Act* (Canada).

(u) Insurance. Policies of insurance are in force as of the date hereof naming Stratic as an insured that adequately covers all risks as are customarily covered by oil and gas producers in the industry in which Stratic operates. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(v) Indebtedness To and By Officers, Directors and Others. None of Stratic nor any of its Material Subsidiaries is indebted to any of the respective directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Stratic or any of its Material Subsidiaries.

(w) No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Stratic or any of its Material Subsidiaries is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Stratic and its Material Subsidiaries taken as a whole in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this

Agreement does not and will not result in the restriction of Stratic or any of its Material Subsidiaries from engaging in this business or from competing with any Person or in any geographic area.

(x) Guarantees and Indemnification. Neither Stratic nor any of its Material Subsidiaries is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the applicable by-laws or Applicable Laws and other than standard indemnity agreements in underwriting and agency agreements) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person.

(y) Information to Independent Engineer. Stratic has no reason to believe that the report prepared by GCA dated Match 16, 2006 and effective December 31, 2005 with respect to Stratic's crude oil, natural gas and natural gas liquids reserves and future net production revenues attributable to the properties of Stratic (the "**GCA Reserve Report**") was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Stratic has no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in such report. Stratic has provided to GCA all information requested by GCA in connection with the preparation of the GCA Reserve Report and such information was accurate and correct in all material respects as at the date thereof and did not omit any information necessary to make any such information provided not misleading as at the date thereof and there has been no Material Adverse Change in any of the information so provided since the date thereof.

(z) No Insider Rights. No director, officer, insider or other party not at arm's length to either Stratic or any of its Material Subsidiaries has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any of their respective properties.

(aa) Disclosure.

(i) The data and information in respect of Stratic and its Material Subsidiaries and their respective assets, reserves, liabilities, businesses, affairs and operations, provided by, or on behalf of Stratic to Grove was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(ii) to the knowledge of Stratic, Stratic has not withheld from Grove any material information or documents concerning Stratic or its Material Subsidiaries or their respective assets or liabilities during the course of Grove's review of Stratic and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided, or to be provided, to Grove by Stratic pursuant hereto contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading;

(iii) Stratic has filed with the Alberta Securities Commission, by posting upon the SEDAR system, true and complete copies of all forms, reports, schedules, statements and other documents required in accordance with Applicable Laws to be filed since December 31,

2004 (such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the "Stratic Documents") except for where such failure to file could not reasonably be expected to have a Material Adverse Effect on Stratic or the transactions

contemplated hereby. The Stratic Documents at the time filed did not contain any misrepresentation of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and complied in all material respects with the requirements of Applicable Laws. Stratic has not filed any confidential material change report with the Alberta Securities Commission or any other securities authority or regulator or any stock exchange or other self regulatory authority which at the date hereof remains confidential; and

(iv) the proven, probable and possible oil and gas reserves Publicly Disclosed by Stratic have been prepared and disclosed in all material respects in accordance with accepted engineering practices and Applicable Laws.

(bb) No Defaults under Leases and Agreements.

(i) Neither Stratic nor any of its Material Subsidiaries has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to its respective oil and gas assets to which it is a party or by or to which it or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Stratic and its Material Subsidiaries taken as a whole; and

(ii) to its knowledge:

(A) each of Stratic and its Material Subsidiaries is in good standing under all, and is not in default under any; and

(B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its respective oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to its knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Stratic and its Material Subsidiaries taken as a whole.

(cc) No Encumbrances. Neither Stratic nor any of its Material Subsidiaries has encumbered or alienated its respective Interests or agreed to do so and such assets are free and clear of all encumbrances except for Permitted Encumbrances or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Grove prior to the date hereof.

(dd) No Reduction of Interests. Except as disclosed in writing to Grove prior to the date hereof, none of Stratic's or its Material Subsidiaries' respective oil and gas assets are subject to reduction by reference to payout of, or production penalty on, any well or otherwise or to change to an Interest of any other size or nature by virtue of or through any right or Interest granted by, through or under Stratic or its respective Material Subsidiaries except to the extent that such reduction or change to an

Interest would not in the aggregate have a Material Adverse Effect on Stratic and its Material Subsidiaries taken as a whole.

(ee) Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to Stratic's and its Material Subsidiaries respective oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Stratic and its Material Subsidiaries taken as a whole.

(ff) Production Allowables and Production Penalties.

(i) None of the wells in which Stratic or any of its Material Subsidiaries holds an interest has been produced in excess of applicable production allowables imposed by any Applicable Law or any Governmental Authority and Stratic does not have any knowledge of any impending change in production allowables imposed by any Applicable Law or any Governmental Authority that may be applicable to any of the wells in which it holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect on Stratic and its Material Subsidiaries taken as a whole.

(ii) Neither Stratic nor any of its Material Subsidiaries has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Authority, and, to its knowledge, none of the wells in which it or any of its Material Subsidiaries holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect on Stratic and its Material Subsidiaries taken as a whole.

(gg) Operation and Condition of Wells. All wells in which Stratic and its Material Subsidiaries holds an interest:

(i) for which Stratic or any of its Material Subsidiaries was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices and all Applicable Laws; and

(ii) for which Stratic or any of its Material Subsidiaries was not or is not operator, to its knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices and all Applicable Laws;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Laws would not in the aggregate have a Material Adverse Effect on Stratic and its Material Subsidiaries taken as a whole.

(hh) Operation and Condition of Tangibles. Each of Stratic's and its Material Subsidiaries' tangible depreciable property used or intended for use in connection with its oil and gas assets:

(i) for which Stratic or any of its Material Subsidiaries was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas

industry practices and all Applicable Laws during all periods in which Stratic or any of its Material Subsidiaries was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii) for which Stratic or any of its Material Subsidiaries was not or is not operator, to its knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices and all Applicable Laws during all periods in which Stratic or any of its Material Subsidiaries was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Laws would not in the aggregate have a Material Adverse Effect on Stratic and its Material Subsidiaries taken as a whole.

(ii) Brokers and Finders. Stratic has not retained nor will it retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement or any transaction contemplated hereby except for Lazard & Co., Limited and GMP Securities L.P.

(jj) Outstanding Acquisitions. Neither Stratic nor any of its Subsidiaries has any rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(kk) Board Approval. The Stratic Board of Directors has unanimously endorsed the Arrangement and approved this Agreement and the Arrangement.

(ll) No Rights Plan. Stratic does not have in place a shareholder rights protection plan.

(mm) Auditor Recommendations. Stratic has not received any management recommendation letters relating to Stratic from Stratic's current auditor or any previous auditor, since the incorporation of Stratic.

(nn) No Unanimous Shareholders Agreement. To its knowledge, neither Stratic nor any of its shareholders is a party to any unanimous shareholders agreement, voting trust or similar type of arrangements in respect of any outstanding securities of Stratic.

(oo) Reporting Issuer and Stock Exchange. Stratic is a reporting issuer in the provinces of Alberta, British Columbia and Ontario and is not in default of Applicable Canadian Securities Laws in such provinces. The currently issued and outstanding Stratic Common Shares are listed and posted for trading on the TSX Venture Exchange and Stratic is not in default of any of the requirements of the TSX Venture Exchange.

(pp) U.S. Securities Law Matters. Stratic is a foreign private issuer, as that term is defined in Rule 3b-4 under the U.S. Exchange Act and has no class of securities registered under the U.S. Exchange Act or reporting obligations under Section 15(d) of the U.S. Exchange Act. Stratic is not an investment company as defined in the *United States Investment Company Act of 1940*, as amended.

4.2 Representations and Warranties of Grove

Except as will be set forth in the Grove Disclosure Letter, Grove represents and warrants to and in favour of Stratic and acknowledges that Stratic is relying upon such representations and warranties in connection with the matters contemplated by this Agreement, as follows:

(a) Organization. Each of Grove and its Material Subsidiaries has been duly incorporated, amalgamated or continued and is validly existing under the Laws of its jurisdiction of incorporation, amalgamation or continuation and has the requisite corporate or legal power and authority to own its assets as now owned and to carry on its business as now conducted. Each of Grove and its Material Subsidiaries is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on Grove. Copies of the constating documents of Grove and its Material Subsidiaries provided to Stratic, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) Authority Relative to this Agreement. Grove has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Grove of the transactions contemplated hereby have been duly authorized by the Grove Board of Directors and, subject to the requisite approval of the Grove Securityholders and the obtaining of the Final Order, no other corporate proceedings on the part of Grove are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Grove and constitutes a legal, valid and binding obligation of Grove enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) Subsidiaries. Grove has no subsidiaries that are material to its business, operation or financial condition, except for the Material Subsidiaries. All of the outstanding shares in the capital of and other ownership interests of its Subsidiaries are validly issued, fully paid and non-assessable and all such shares and other ownership interests are owned directly or indirectly by Grove and are: (i) owned free and clear of all material liens, claims or encumbrances; and (ii) there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of its Subsidiaries.

(d) No Violations. Except as contemplated by this Agreement:

(i) neither the execution and delivery of this Agreement by Grove nor the consummation of the transactions contemplated by the Arrangement nor compliance by Grove with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of Grove or any of its Material Subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) the articles or by-laws of Grove or any of its Material Subsidiaries ; or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Grove or any of its

Material Subsidiaries is a party or to which it or any of its Material Subsidiaries, or any of their respective properties or assets, may be subject or by which Grove or any of its Material Subsidiaries is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Grove or any of its Material Subsidiaries or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Grove and its Material Subsidiaries taken as a whole, or significantly impede the ability of Grove to consummate the transactions contemplated by the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Grove and its Material Subsidiaries taken as a whole; and

(ii) other than in connection with or in compliance with the provisions of Applicable Laws or which are required to be filed post Arrangement, and except for the requisite approval of Grove Securityholders and the obtaining of the Final Order: (A) there is no legal impediment to Grove's consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Grove in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Grove, or significantly impede the ability of Grove to consummate the Arrangement.

(e) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of Grove, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Grove or any of its Material Subsidiaries, or affecting, or that would reasonably be expected to affect any of their respective properties or assets at law or equity or before or by any court or Governmental Authority which action, suit or proceeding involves a possibility of any judgment against or liability which, if successful, would reasonably be expected to cause a Material Adverse Change to Grove and its Material Subsidiaries taken as a whole, or would significantly impede the ability of Grove to consummate the Arrangement.

(f) Taxes, etc.

(i) All Tax Returns required to be filed by or on behalf of Grove or any of its Material Subsidiaries on or before the date hereof have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Grove or any of its Material Subsidiaries with respect to items or periods covered by such Tax Returns;

(ii) Grove has paid or provided adequate accruals or reserves in the Grove Financial Statements for Taxes, if applicable, as of the date of the Grove Financial Statements, in conformity with GAAP;

(iii) for all periods ended on and prior to December 31, 2005, Stratic or its legal counsel or accountants have been furnished by Grove true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by Grove or on behalf of Grove from a Governmental Authority relating to the Taxes; and (B) any material Tax Returns for Grove;

(iv) no material deficiencies exist or have been asserted by a Governmental Authority with respect to Taxes of Grove or any of its Material Subsidiaries;

(v) neither Grove nor any of its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Grove, has such an action or proceeding been asserted or threatened against Grove, any of its Material Subsidiaries or any of its or their respective assets that would have a Material Adverse Effect on Grove and its Material Subsidiaries taken as a whole. Grove and its Material Subsidiaries have not entered into or agreed to any waiver or extension of any statute of limitations with respect to Taxes or Tax Returns of Grove or any of its Material Subsidiaries. No audit by tax authorities of Grove or any of its Material Subsidiaries is in process or pending, to the knowledge of Grove; and

(vi) Grove has paid or provided adequate accruals or reserves in the Grove Financial Statements (or such amounts are fully funded) for all pension or other employee benefit obligations of Grove and its Material Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Grove or any of its Material Subsidiaries as of the date of the Grove Financial Statements.

(g) Capitalization. As of the date hereof, the authorized share capital of Grove consists of an unlimited number of Grove Common Shares. As of the date hereof there are issued and outstanding 138,084,560 Grove Common Shares. Other than 11,578,000 Grove Options, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Grove of any securities of Grove or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Grove. All outstanding Grove Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Grove Common Shares issuable upon the exercise of Grove Options in accordance with their terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. All Grove Options are held by persons outside of the United States. There are no outstanding bonds, debentures or other evidences of indebtedness of Grove having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Grove Common Shares on any matter. Grove does not have any obligation to repurchase, redeem or otherwise acquire any of its outstanding securities. No holder of securities issued by Grove has any right to compel Grove to register or otherwise qualify securities for public sale in Canada or the United States or elsewhere.

(h) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, any securities of Grove has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Grove, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(i) Material Agreements. There are no agreements material to the conduct of any of Grove or any of its Material Subsidiaries' affairs or businesses, as applicable, except for those agreements disclosed in writing to Stratic prior to the date hereof or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and neither Grove nor any of its Material Subsidiaries is in material default under any such agreements.

(j) No Material Adverse Change. Since December 31, 2005: (i) Grove has conducted its business only in the ordinary and normal course; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Grove has been incurred other than in the ordinary course of business; and (iii) there has not been any Material Adverse Change in respect of Grove.

(k) Books and Records. The records and minute books of Grove and its Material Subsidiaries have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(l) Financial Statements. The Grove Financial Statements were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Grove's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the financial position, results of operations and changes in financial position of Grove as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Grove. There has been no material change in Grove accounting policies, except as described in the notes to the Grove Financial Statements, since December 31, 2005.

(m) No Undisclosed Material Liabilities. Except: (a) as Publicly Disclosed by Grove; and (b) for liabilities and obligations: (i) incurred in the ordinary course of business; or (ii) pursuant to the terms of this Agreement, neither Grove nor any of its Material Subsidiaries has incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by GAAP to be reflected on the balance sheet of Grove) that have constituted or would be reasonably likely to constitute a Material Adverse Change.

(n) Environmental Matters. Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on Grove:

(i) neither Grove nor any of its Material Subsidiaries is in violation of any applicable Environmental Laws;

(ii) Grove and each of its Material Subsidiaries has operated its respective business at all times and has received, handled, used, stored, treated, shipped and disposed of all Contaminants without violation of Environmental Laws;

(iii) there have been no spills, releases, deposits or discharges of Contaminants into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Grove or any of its Material Subsidiaries, nor to Grove's knowledge, by any other Person in, on or about any land that is or was owned, leased, operated or used by Grove or any of its Material Subsidiaries that have not been remedied in accordance with all Environmental Laws;

(iv) no orders, directions or notices or the like have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Grove or any of its Material Subsidiaries or against Grove or any of its Material Subsidiaries;

(v) neither Grove nor any of its Material Subsidiaries has failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;

(vi) Grove and each of its Material Subsidiaries holds all Licenses required under any Environmental Laws in connection with the operation of its respective business and the ownership and use of its respective assets, all such Licenses are in full force and effect and neither Grove nor any of its Material Subsidiaries is in material default thereunder, and except for notifications and conditions of general application to assets of reclamation obligations, neither Grove nor any of its Material Subsidiaries has received any notification, or has knowledge of any facts that could reasonably be expected to give rise of any such notification, pursuant to any Environmental Laws that any work, repairs, remediation, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any License issued pursuant thereto, or that any License referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(vii) Grove has provided to Stratic all reports and other written documents in its position or under its control pertaining to any environmental assessment, audit, investigation, study, evaluation and the like relating to the business, operations or assets of Grove or any of its Material Subsidiaries; and

(viii) neither Grove nor any of its Material Subsidiaries has ever been charged or convicted of an offence or been subject to any judgement, injunction or other proceeding under, or been fined or otherwise sentenced for non-compliance with, any Environmental Laws, or settled any prosecution or other proceeding short of conviction in connection therewith.

(o) Title. Although it does not warrant title, other than Permitted Encumbrances, Grove is not aware of any defects, failures or impairments to the title to any of its or its Material Subsidiaries' oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party which in the aggregate could reasonably be expected to have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of the oil and gas reserves shown in the Grove Reserve Report; (ii) the current production attributable to such properties; or (iii) the current cash flow from such properties.

(p) Right of First Refusal. This Agreement and the transactions contemplated herein do not give rise to any right of first refusal or similar pre-emptive rights on the assets, including the oil and gas properties, of Grove or its Subsidiaries.

(q) Licences. Each of Grove and its Material Subsidiaries has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct its business as it is now being conducted or is proposed to be conducted prior to the Effective Date, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not reasonably be expected to have a Material Adverse Effect on Grove and its Material Subsidiaries taken as a whole.

(r) Compliance with Applicable Laws. Each of Grove and its Material Subsidiaries has conducted and is conducting its respective business in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to it of each jurisdiction in which it carries on its respective business (except to the extent that the failure to so comply would not have a Material Adverse Effect on Grove and its Material Subsidiaries taken as a whole) and holds all licences, registrations and qualifications in all jurisdictions in which Grove and each of its Material Subsidiaries carries on its respective business which are necessary to carry on such business (other than those, the failure of which to so hold,

would not have a Material Adverse Effect on Grove and its Material Subsidiaries taken as a whole), as now conducted and as presently proposed to be conducted and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or would reasonably be expected to have any Material Adverse Effect on the business of Grove and its Material Subsidiaries taken as a whole, as now conducted or as proposed to be conducted.

(s) Long Term and Derivative Transactions. Neither Grove nor any of its Material Subsidiaries has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(t) Fairness Opinion. The Grove Board of Directors has received an oral opinion as of February 5, 2007 (and has been advised that they will receive a written opinion) from Tristone Capital Inc. that the consideration to be received by holders of Grove Common Shares in connection with the Arrangement is fair, from a financial point of view, to such holders.

(u) Investment Canada Act. Grove is a "Canadian" within the meaning of the *Investment Canada Act* (Canada).

(v) Employee Benefit Plans. Grove has made available to Stratic true, complete and correct copies of each employee benefits plan (the "**Grove Plans**") covering active, former or retired employees of Grove and its Material Subsidiaries, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Grove Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Grove Plan that is required or intended to be qualified under Applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of Grove, there are no pending or anticipated material claims against or otherwise involving any of the Grove Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Grove Plan activities) has been brought against or with respect to any Grove Plan; (v) all material contributions, reserves or premium payments required to be made to the Grove Plans have been made or provided for; and (vi) Grove and its Material Subsidiaries has no material obligations for retiree health and life benefits under any Grove Plan.

(w) Insurance. Policies of insurance are in force as of the date hereof naming Grove as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Grove operates. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(x) Indebtedness To and By Officers, Directors and Others. None of Grove nor any of its Material Subsidiaries is indebted to any of the respective directors, officers, employees or consultants or any

of their respective associates or affiliates or other parties not at arm's length, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Grove or any of its Material Subsidiaries.

(y) No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Grove or any of its Material Subsidiaries is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Grove and its Material Subsidiaries taken as a whole in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of Grove or any of its Material Subsidiaries from engaging in its business or from competing with any Person or in any geographic area.

(z) Guarantees and Indemnification. Neither Grove nor any of its Material Subsidiaries is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the applicable by-laws or Applicable Laws and other than standard indemnity agreements in underwriting and agency agreements) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person.

(aa) Information to Independent Engineer. Grove has no reason to believe that the report prepared by Grove Engineers dated July 12, 2006 and effective December 31, 2005 with respect to Grove's crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Grove (the "**Grove Reserve Report**") was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Grove has no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in such report. Grove has provided to Grove Engineers all information requested by Grove Engineers in connection with the preparation of the Grove Reserve Report and such information was accurate and correct in all material respects as at the date thereof and did not omit any information necessary to make any such information provided not misleading as at the date thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(bb) No Insider Rights. No director, officer, insider or other party not at arm's length to either Grove or any of its Material Subsidiaries has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any of their respective properties.

(cc) Disclosure.

(i) The data and information in respect of Grove and its Material Subsidiaries and their respective assets, reserves, liabilities, businesses, affairs and operations provided by, or on behalf of Grove to Stratic was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(ii) to the knowledge of Grove, Grove has not withheld from Stratic any material information or documents concerning Grove or its Material Subsidiaries or their respective assets or liabilities during the course of Stratic's review of Grove and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided, or to be provided, to Stratic by Grove pursuant hereto contains or will

contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading;

(iii) Grove has filed with the Alberta Securities Commission, by posting upon the SEDAR system, true and complete copies of all forms, reports, schedules, statements and other documents required in accordance with Applicable Laws to be filed since December 31, 2004 (such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the "**Grove Documents**") except for where such failure to file could not reasonably be expected to have a Material Adverse Effect on Grove or the transactions contemplated hereby. The Grove Documents at the time filed did not contain any misrepresentation of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and complied in all material respects with the requirements of Applicable Laws. Grove has not filed any confidential material change report with the Alberta Securities Commission or any other securities authority or regulator or any stock exchange or other self regulatory authority which at the date hereof remains confidential; and

(iv) the proven, probable and possible oil and gas reserves Publicly Disclosed by Grove have been prepared and disclosed in all material respects in accordance with accepted engineering practices and Applicable Laws.

(dd) No Defaults under Leases and Agreements.

(i) Neither Grove nor any of its Material Subsidiaries has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to its respective oil and gas assets to which it is a party or by or to which it or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Grove and its Material Subsidiaries taken as a whole; and

(ii) to its knowledge:

(A) each of Grove and its Material Subsidiaries is in good standing under all, and is not in default under any, and

(B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its respective oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to its knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Grove and its Material Subsidiaries taken as a whole.

(ee) No Encumbrances. Neither Grove nor any of its Material Subsidiaries has encumbered or alienated its respective Interests or agreed to do so and such assets are free and clear of all encumbrances except for Permitted Encumbrances or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Stratic prior to the date hereof.

(ff) No Reduction of Interests. None of Grove's or its Material Subsidiaries respective oil and gas assets are subject to reduction by reference to payout of, or production penalty on, any well or otherwise or to change to an Interest of any other size or nature by virtue of or through any right or Interest granted by, through or under Grove or its respective Material Subsidiaries except to the extent that such reduction or change to an Interest would not in the aggregate have a Material Adverse Effect on Grove and its Material Subsidiaries taken as a whole.

(gg) Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to Grove's and its Material Subsidiaries oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not, in the aggregate, have a Material Adverse Effect on Grove and its Material Subsidiaries taken as a whole.

(hh) Production Allowables and Production Penalties.

(i) None of the wells in which Grove or any of its Material Subsidiaries holds an interest has been produced in excess of applicable production allowables imposed by any Applicable Law or any Governmental Authority and Grove does not have any knowledge of any impending change in production allowables imposed by any Applicable Law or any Governmental Authority that may be applicable to any of the wells in which it holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect on Grove and its Material Subsidiaries taken as a whole.

(ii) Neither Grove nor any of its Material Subsidiaries has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Authority, and, to its knowledge, none of the wells in which it or any of its Material Subsidiaries holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect on Grove and its Material Subsidiaries taken as a whole.

(ii) Operation and Condition of Wells. All wells in which Grove and its Material Subsidiaries holds an interest:

(i) for which Grove or any of its Material Subsidiaries was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices and all Applicable Laws; and

(ii) for which Grove or any of its Material Subsidiaries was not or is not operator, to its knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices and all Applicable Laws;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Laws would not, in the aggregate, have a Material Adverse Effect on Grove and its Material Subsidiaries taken as a whole.

(jj) Operation and Condition of Tangibles. Each of Grove's and its Material Subsidiaries' tangible depreciable property used or intended for use in connection with its oil and gas assets:

(i) for which Grove or any of its Material Subsidiaries was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices and all Applicable Laws during all periods in which Grove or any of its Material Subsidiaries was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii) for which Grove or any of its Material Subsidiaries was not or is not operator, to its knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices and all Applicable Laws during all periods in which Grove or any of its Material Subsidiaries was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Laws, would not, in the aggregate, have a Material Adverse Effect on Grove and its Material Subsidiaries taken as a whole.

(kk) Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of Grove's or its Material Subsidiaries' oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date hereof in excess of $3,400,000 in aggregate.

(ll) Brokers and Finders. Grove has not retained nor will it retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except for Tristone Capital Inc., which has been retained by Grove as financial advisor, in connection with certain matters including the transactions contemplated hereby. The total obligation of Grove to Tristone Capital Inc. is set forth in agreements between Grove and Tristone Capital Inc. dated June 12, 2006 and February 5, 2007, copies of which have been provided to Stratic. After the payment of such financial obligations to Grove's financial advisor, Grove will not have any continuing obligations to Tristone Capital Inc. other than those related to indemnification, confidentiality and the payment of expenses.

(mm) Officer Obligations. Other than the Officer Obligations, neither Grove, any of its Material Subsidiaries nor Stratic have any obligations or will be required to make any payments to the officers, directors, employees and consultants of Grove or any of its Material Subsidiaries in respect of any severance or termination payment as a result of a termination of employment or change of control of Grove upon giving effect to the transaction as contemplated by this Agreement.

(nn) Confidentiality Agreements. All agreements entered into by Grove and its Material Subsidiaries with persons other than Stratic regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Grove or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Grove has not waived the standstill or other provisions of any of such agreements.

(oo) Outstanding Acquisitions. Neither Grove nor any of its Subsidiaries has any rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(pp) Board Approval. At a meeting of the directors held on February 5, 2007, the Grove directors present unanimously endorsed the Arrangement and approved this Agreement and the Arrangement, unanimously determined that the Arrangement is in the best interests of Grove and the Grove Securityholders, received an oral opinion of Grove's financial advisor that the Arrangement is fair, from a financial point of view, to holders of Grove Common Shares and unanimously resolved to recommend approval of the Arrangement by Grove Securityholders.

(qq) Flow Through Obligations. Grove has incurred and renounced to all purchasers of Grove Common Shares previously issued on a "flow-through" basis, the expenditures that Grove was committed to incur and renounce under the applicable subscription agreements for such "flow-through" Grove Common Shares issued on a "flow-through" basis.

(rr) No Rights Plan. Grove does not have in place a shareholder rights protection plan.

(ss) Auditor Recommendations. Grove has not received any management recommendation letters relating to Grove from Grove's current auditor or any previous auditor, since the incorporation of Grove.

(tt) No Unanimous Shareholders Agreement. To its knowledge, neither Grove nor any of its shareholders is a party to any unanimous shareholders agreement, voting trust or similar type of arrangements in respect of any outstanding securities of Grove.

(uu) Reporting Issuer and Stock Exchange. Grove is a reporting issuer in the provinces of Alberta, British Columbia and Ontario and is not in default of Applicable Canadian Securities Laws in such provinces. The currently issued and outstanding Grove Common Shares are listed and posted for trading on the TSX Venture Exchange and Grove is not in default of any of the requirements of the TSX Venture Exchange.

(vv) U.S. Securities Law Matters. Grove is a foreign private issuer, as that term is defined in Rule 3b-4 of the U.S. Exchange Act and has no securities registered under the U.S. Exchange Act or reporting obligations under Section 15(d) of the U.S. Exchange Act. Grove is not an investment company as defined in the *United States Investment Company Act of 1940*, as amended.

(ww) HSR Act Matters. No person owns or controls 50% or more of the voting securities of Grove, and Grove and entities controlled by it (i) do not hold assets in the United States having an aggregate fair market value of more than U.S.$56.7 million or (ii) did not make aggregate sales into the United States of more than U.S.$56.7 million in the year ended December 31, 2006, in each case calculated in accordance with the HSR Act and applicable regulations thereunder.

(xx) Encore Shares. Grove directly or indirectly owns 9,884,135 common shares in the capital stock of Encore Oil plc free and clear of all material liens, claims or encumbrances, other than Permitted Encumbrances.

4.3 Privacy Issues

(a) For the purposes of this **Section 4.3**, the following definitions shall apply:

(i) **"applicable law"** means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii) **"applicable privacy laws"** means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta) and the *Personal Information Protection Act* (British Columbia);

(iii) **"authorized authority"** means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event; and

(iv) **"Personal Information"** means information about an identifiable individual.

(b) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the **"Disclosed Personal Information"**).

(c) Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of the Disclosed Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall

be restricted to those employees or advisors of the respective Party who have a *bona fide* need to access to such information in order to complete the Arrangement.

(g) Each Party shall promptly notify the Other Party of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the Other Party shall forthwith cease all use of the Disclosed Personal Information and will, except as required by applicable law, return to the Party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 5 - CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to 4:30 p.m. (Calgary time) on February 21, 2007: (i) each party and their professional advisors shall have been provided with the opportunity to conduct full and complete due diligence reviews of the properties, assets, business and financial condition of the other and the scope and results of such due diligence investigations shall be satisfactory to each party, acting reasonably; (ii) Grove shall have delivered the Grove Disclosure Letter to Stratic in form and substance satisfactory to Stratic, acting reasonably; and (iii) Stratic shall have delivered the Stratic Disclosure Letter to Grove in form and substance satisfactory to Grove, acting reasonably;

(b) the Interim Order shall have been granted in form and substance satisfactory to each of Stratic and Grove, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Stratic and Grove, acting reasonably, on appeal or otherwise;

(c) the Arrangement Resolution shall have been passed by the Grove Securityholders in accordance with the Interim Order and in form and substance satisfactory to each of Stratic and Grove, acting reasonably;

(d) the Final Order shall have been granted in form and substance satisfactory to Stratic and Grove, acting reasonably;

(e) Arrangement Filings to be filed with the Registrar in relation to the Arrangement shall be in form and substance satisfactory to each of Stratic and Grove, acting reasonably;

(f) the Arrangement shall have become effective on or prior to the Outside Date or such later date as agreed to in writing by Stratic and Grove, acting reasonably;

(g) the TSX Venture Exchange shall have conditionally listed all of the Stratic Common Shares issuable pursuant to the Arrangement and issuable on exercise of the Stratic Options issuable pursuant to the

Arrangement and, upon the issuance thereof, such Stratic Common Shares shall not be subject to any escrow or resale restrictions other than as required by Applicable Law;

(h) Stratic and Grove shall have obtained all consents, waivers, permissions and approvals necessary to complete the Arrangement by or from relevant third parties, on terms and conditions satisfactory to each, acting reasonably, including without limitation:

(i) all applicable regulatory approvals, orders, notices and consents and all applicable statutory or regulatory waiting periods shall have expired or been terminated;

(ii) the approval of the Court; and

(iii) the approval or consent of Grove's or Stratic's bankers, lenders and creditors, as required;

(i) there shall be no action taken under any existing Applicable Law nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Authority, that:

(i) makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

(ii) results in a judgment or assessment of material damages, directly or indirectly, relating to the transactions contemplated herein;

(iii) prohibits Stratic's or Grove's ownership or operation of all or any material portion of the business or assets of Stratic or Grove, respectively, or compels Stratic or Grove to dispose of or hold separately all or any portion of the business or assets of Stratic or Grove or any of the securities of Grove;

(iv) imposes or confirms material limitations on the ability of Stratic to effectively exercise full rights of ownership of any of the securities of Grove, including, without limitation, the right to vote any such securities; or

(v) imposes or confirms material limitations on the ability of the Grove Securityholders to effectively exercise full rights of ownership of the Stratic Common Shares issued pursuant to the Arrangement, including, without limitation, the right to vote any such securities;

(j) the issuance and delivery of the Stratic Common Shares and Stratic Options, when issued pursuant to the Plan of Arrangement, will be exempt from the dealer registration and prospectus requirements of Applicable Canadian Securities Laws and exempt from registration under the U.S. Securities Act by virtue of the exemption provided in Section 3(a)(10) thereunder and will not require registration or qualification or filing of any prospectus or registration statement or similar document under any Securities Laws in the United Kingdom; and

(k) the Stratic Common Shares and Stratic Options issued pursuant to the Arrangement and the Stratic Common Shares issuable pursuant to the exercise of the Stratic Options will not be subject to any restrictions on resale other than any resale restrictions imposed on any controlling interest pursuant to

the Applicable Canadian Securities Laws restrictions imposed by Rule 145 under the U.S. Securities Act and, in the case of Stratic Options, restrictions on the resale of restricted securities under applicable U.S. federal and state securities laws, or such other resale restrictions as may be required by the TSX Venture Exchange and acceptable to Grove.

The foregoing conditions are for the mutual benefit of Grove and Stratic and may be asserted by Grove and Stratic (with respect to such Party) regardless of the circumstances and may be waived by Grove and Stratic (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Grove or Stratic may have. If any of the foregoing conditions are not satisfied or waived on or before the Outside Date (or, in the case of the condition in Section 5.1(a), the date specified therein), either Grove or Stratic, upon written notice to the other party, may terminate this Agreement, save and except for Article 6 and **Section 4.3** hereof which shall survive such termination and remain in full force and effect.

5.2 Additional Conditions to Obligations of Stratic

The obligation of Stratic to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a) Grove shall have mailed the Information Circular and other documentation required in connection with the Grove Meeting to the Grove Securityholders;

(b) concurrently with the execution of this Agreement the Voting Securityholders shall have executed and delivered the Voting Agreements substantially in the form attached hereto as Exhibit B or otherwise as acceptable to Stratic;

(c) Grove will have carried on its and its Subsidiaries business in the ordinary course consistent with past practice;

(d) except as affected by transactions contemplated by this Agreement, the representations and warranties made by Grove in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or as permitted herein) and Grove shall have provided to Stratic a certificate of two senior officers of Grove certifying such accuracy on the Effective Date and Stratic shall have no knowledge to the contrary;

(e) Grove shall have complied in all material respects with its covenants in this Agreement and shall have provided to Stratic a certificate of two senior officers of Grove certifying that it has complied with such covenants and Stratic shall have no knowledge to the contrary;

(f) Grove shall not be in material breach of its obligations under this Agreement;

(g) no Material Adverse Change shall have occurred with respect to Grove;

(h) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any Governmental Authority, by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Stratic, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Change in the affairs, operations or business of Grove or would have a Material Adverse Effect on the ability of the Parties to complete the Arrangement;

(i) the Grove Board of Directors shall have made, and not modified or amended in a manner materially adverse to the Arrangement, prior to the Grove Meeting, an affirmative unanimous recommendation that the holders of Grove Common Shares approve the Arrangement;

(j) each of the directors and officers of Grove shall have agreed to resign as directors and officers of Grove without the payment of any consideration effective at the Effective Time other than the payments described in **Section 2.8** and **Section 3.3(d)**; and

(k) holders of not greater than 5% of the aggregate outstanding Grove Common Shares shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as at the Effective Date.

The conditions in this **Section 5.2** are for the exclusive benefit of Stratic and may be asserted by Stratic regardless of the circumstances or may be waived by Stratic in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Stratic may have. If any of the foregoing conditions are not satisfied or waived on or before the Outside Date, Stratic, upon written notice to Grove, may terminate this Agreement, save and except for Article 6 and **Section 4.3** hereof which shall survive such termination and remain in full force and effect.

5.3 Additional Conditions to Obligations of Grove

The obligation of Grove to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a) Stratic will have carried on its and its Subsidiaries business in the ordinary course consistent with past practise;

(b) except as affected by transactions contemplated by this Agreement, the representations and warranties made by Stratic in this Agreement shall be true in all material respects as of the date hereof and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or as permitted herein) and Stratic shall have provided to Grove a certificate of two senior officers of Stratic certifying such accuracy on the Effective Date and Grove shall have no knowledge to the contrary;

(c) Stratic shall have complied in all material respects with its covenants in this Agreement and shall have provided to Grove a certificate of two senior officers of Stratic certifying that it has complied with such covenants and Grove shall have no knowledge to the contrary;

(d) Stratic shall not be in material breach of its obligations under this Agreement;

(e) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any Governmental Authority, by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Grove, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Change in the affairs, operations or business of Stratic or would have a Material Adverse Effect on the ability of the Parties to complete the Arrangement; and

(f) no Material Adverse Change shall have occurred with respect to Stratic.

The conditions in this **Section 5.3** are for the exclusive benefit of Grove and may be asserted by Grove regardless of the circumstances or may be waived by Grove in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Grove may have. If any of the foregoing conditions are not satisfied or waived on or before the Outside Date, Grove, upon written notice to

Stratic, may terminate this Agreement, save and except for **Article 6** - and **Section 4.3** hereof which shall survive such termination and remain in full force and effect.

5.4 Notice and Effect of Failure to Comply with Conditions

Each of Stratic and Grove shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

If any of the conditions precedent set forth in **Sections 5.1, 5.2** or **5.3** hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement; provided that, prior to the filing of the Arrangement Filings, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent and provided that if the Party intending to rely thereon is asserting that the other Party is in breach of any of its covenants made in this Agreement or in breach of any of its representations and warranties made in this Agreement, the Party intending to rely thereon may not rescind and terminate this Agreement as a result thereof until the earlier of the Outside Date and the expiration of a period of five (5) Business Days after receipt of such notice. For greater certainty, in the event that the matter is cured within the time frame referred to herein, this Agreement may not be terminate as a result of such matter. More than one such notice may be delivered by a Party.

5.5 Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, the Arrangement Filings are filed under the BCBCA.

ARTICLE 6 - AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1 Stratic Damages

Provided that there is no breach of or non-performance by Stratic of a material provision of this Agreement, if at any time after the execution of this Agreement and prior to its termination:

(a) the Grove Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in **Section 2.5** in a manner adverse to Stratic or shall have resolved to do so prior to the Effective Date;

(b) a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Grove Securityholders or to Grove and the Arrangement Resolution is not submitted to the Grove Securityholders for their approval;

(c) a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Grove Securityholders or to Grove and: (i) the Arrangement Resolution is not passed by the Grove

Securityholders prior to the Outside Date; and (ii) either Grove or Stratic terminates this Agreement pursuant to Section 8.1(b) or Section 8.1(e) the terms hereof; and (iii) within 365 days after the date of such termination:

(A) an Acquisition Proposal is consummated with any person other than Stratic; or

(B) the Grove Board of Directors approves or recommends such Acquisition Proposal or any other Acquisition Proposal, or Grove enters into a definitive agreement with respect to such Acquisition Proposal or any other Acquisition Proposal and thereafter (whether or not within 365 days after the termination of this Agreement) such Acquisition Proposal is consummated;

(d) Grove has entered into any agreement with any person with respect to an Acquisition Proposal prior to the Closing Date, excluding a confidentiality agreement;

(e) Grove is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in the affairs, operations or business of Grove or materially impedes the completion of the Arrangement, and Grove fails to cure such breach within five (5) Business Days after receipt of written notice thereof from Stratic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(f) Grove is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in the affairs or operations of Grove and Grove fails to cure such breach within five (5) Business Days after receipt of written notice thereof from Stratic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

(each of the above being a "Stratic Damages Event"), then in the event of the termination of this Agreement pursuant to Section 8.1(c) or Section 8.1(e), Grove shall pay to Stratic U.S.$3,000,000, less the amount of any withholding required by any Applicable Laws relating to Taxes which is currently remitted to the relevant Governmental Authority and receipted (the "Stratic Termination Fee") as liquidated damages in cash to an account designated by Stratic within one (1) Business Day after such termination, except in respect of a Stratic Damages Event referred to in Section 6.1(c), in which case Grove shall pay the Stratic Termination Fee as liquidated damages in cash to an account designated by Stratic within one (1) Business Day after the consummation of the Acquisition Proposal referred to in that section. Following a Stratic Damages Event but prior to payment of the applicable Stratic Termination Fee, Grove shall be deemed to hold such applicable Stratic Termination Fee in trust for Stratic. Grove shall only be obligated to pay one Stratic Termination Fee pursuant to this Section 6.1.

6.2 Grove Damages

Provided that there is no breach of or non-performance by Grove of a material provision of this Agreement, if at any time after the execution and delivery of this Agreement and prior to its termination, Stratic is in breach of any of its covenants, agreements, representations or warranties made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in the affairs, operations or business of Stratic or makes it impossible or unlikely that any of the material terms of the Arrangement will be satisfied and Stratic fails to cure or cause the cure of such breach within five (5) Business Days after receipt of written notice thereof from Grove (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date) (a **"Grove Damages Event"**), then in the event of the termination

of this Agreement pursuant to **Section 8.1(d)**, Stratic shall pay to Grove U.S.$3,000,000, less the amount of any withholding required by any Applicable Laws relating to Taxes which is currently remitted to the relevant Governmental Authority and receipted (the "**Grove Termination Fee**") as liquidated damages in cash to an account designated by Grove within one (1) Business Day after such termination. Following a Grove Damages Event but prior to payment of the Grove Termination Fee, Stratic shall be deemed to hold such applicable Grove Termination Fee in trust for Grove. Stratic shall only be obligated to pay one Grove Termination Fee *pursuant to this* **Section 6.2**.

6.3 Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this **Article 6** - are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the amount pursuant to this Article 6 is the sole monetary remedy of the Party receiving such payment. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement, the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7 - AMENDMENT

This Agreement may at any time and from time to time before or after the holding of the Grove Meeting be amended by written agreement of the Parties hereto without; subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d) waive compliance with or modify any other conditions precedent contained herein,

provided that no such amendment reduces or materially adversely affects the consideration to be received by a Grove Securityholder without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 8 - TERMINATION

8.1 Termination

This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of Stratic and Grove;

(b) as provided in **Sections 5.1, 5.2** and **5.3**;

(c) by Stratic upon the occurrence of a Stratic Damages Event as provided in **Section 6.1**;

(d) by Grove upon the occurrence of a Grove Damages Event as provided in **Section 6.2**;

(e) by Grove, in the event that Grove accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with **Section 3.5(b)(v)**, provided that Grove has complied with its obligations set forth in **Section 3.5(c)** hereof and concurrently pays to Stratic the applicable Stratic Termination Fee.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (e) of this **Section 8.1**, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in Article 6 and **Section 4.3** and each Party's obligations under the Confidentiality Agreement, which shall survive such termination.

ARTICLE 9 - GENERAL PROVISIONS

9.1 Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or sent by prepaid courier to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

(a) if to Stratic:

2500, 101 – 6th Avenue S.W.
Calgary, Alberta T2P 3P4

Attention: Kevin Watts
President
Facsimile No.: (403) 266-3069

with a copy to:

Bennett Jones
4500 Bankers Hall East
855 - 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention: Darrell Peterson
Facsimile No.: (403) 298-3316

(b) if to Grove:

1500 Hong Kong Bank Building
885 West Georgia Street
Vancouver, British Columbia V6C 3E8

Attention: Anthony Hawkshaw
Chief Financial Officer
Facsimile No.: (604) 943-3716

with a copy to:

McCarthy Tétrault
P.O. Box 10424, Pacific Centre
Suite 1300, 977 Dunsmuir Street
Vancouver, BC V7Y 1K2

Attention: Brian Vick
Facsimile No.: (604) 622-5613

9.2 Miscellaneous

This Agreement, together with the Confidentiality Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, with respect to the subject matter hereof; and shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and assigns. The Parties hereto shall be entitled to rely upon delivery of an executed facsimile copy of this Agreement, and such facsimile copy shall be legally effective to create a valid and binding agreement among the Parties hereto. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the Province of British Columbia having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.3 Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Parties.

9.4 Expenses

Except as otherwise provided for herein, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense, whether or not the Arrangement is completed.

9.5 Survival of Representations and Warranties

The representations and warranties of Stratic and Grove contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

9.6 Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Applicable Law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

9.7 Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.8 Time of Essence

Time shall be of the essence of this Agreement.

9.9 Disclosure

Other than in connection with obtaining the Voting Agreements and to solicit proxies, each Party shall receive the prior consent, not to be unreasonably withheld or delayed, of the Other Party prior to issuing or permitting any director, officer, employee or agent to issue, any public or written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the Other Party as to the wording of such disclosure prior to its being made.

9.10 Third Party Beneficiaries

The provisions of **Section 3.2** are: (i) intended for the benefit of all present and former directors and officers of Grove and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and shall hold the rights and benefits of **Section 3.2** in trust for and on behalf of the Third Party Beneficiaries and Stratic hereby accepts such trust and agrees, to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

9.11 Counterpart Execution

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument and all such counterparts, when taken together, shall constitute one agreement.

IN WITNESS WHEREOF, Stratic and Grove have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

STRATIC ENERGY CORPORATION

Per: *(signed) "Mark Bilsland"*

Per: ____________________

GROVE ENERGY LIMITED

Per: *(signed) "Anthony Hawkshaw"*

Per: ______________________________

SCHEDULE A
PLAN OF ARRANGEMENT

UNDER DIVISION 5 OF PART 9
OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA)

ARTICLE 1 - DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the following meanings:

"Adjusted Exercise Price" means, for a Grove Option to which Section 3.1(c) applies: (i) the price at which the holder of the Grove Option is entitled, immediately before the Effective Time, to acquire one Grove Common Share; divided by (ii) 0.61879;

"Arrangement" means the arrangement under the provisions of Division 5 of Part 9 of the BCBCA, on the terms and conditions set forth in this Plan of Arrangement as supplemented, modified or amended;

"Arrangement Agreement" means the arrangement agreement dated as of February [5], 2007 between Stratic and Grove, as further amended or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

"Arrangement Filings" means the records and information, if any, provided to the Registrar under Section 292(a) of the BCBCA that the Registrar requires, and the records, if any, filed under Section 292(a) of the BCBCA that the Registrar requires, to give effect to any provision of the Arrangement, together with a copy of the entered Final Order;

"BCBCA" means the *Business Corporations Act* (British Columbia), as in effect on the date hereof as such may be amended from time to time;

"Business Day" means a day other than a Saturday, Sunday or statutory holiday observed in Calgary, Alberta or Vancouver, British Columbia;

"Court" means the Supreme Court of British Columbia;

"Depositary" means Equity Transfer Services Inc., or such other depositary as may be designated by Stratic and Grove for the purposes of the Arrangement;

"Dissent Right" has the meaning ascribed thereto in Section 4.1;

"Dissenting Grove Shareholders" means the registered Grove Shareholders who validly exercised the Dissent Rights in strict compliance with such Dissent Rights and whose Dissent Rights remain valid immediately before the Effective Time;

"Effective Date" means the date on which all conditions to the completion of the Arrangement as set out in Article 5 of the Arrangement Agreement have been satisfied or waived in accordance with the provisions of the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the Parties thereto, acting reasonably, and on which the Arrangement Filings are filed with the Registrar;

"**Effective Time**" means the time at which Arrangement Filings are filed with the Registrar on the Effective Date;

"**Final Order**" means the order of the Court approving the Arrangement under Section 291 of the BCBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Grove**" means Grove Energy Limited, a corporation incorporated under the BCBCA;

"**Grove Board of Directors**" means the board of directors of Grove as it may be comprised from time to time;

"**Grove Common Shares**" means the common shares in the capital of Grove;

"**Grove Meeting**" means the special meeting of Grove Shareholders to be held to consider the Arrangement and related matters; and any adjournment(s) thereof;

"**Grove Optionholders**" means the holders of Grove Options;

"**Grove Options**" means the outstanding stock options (whether or not vested) to purchase Grove Common Shares;

"**Grove Shareholders**" means the holders of Grove Common Shares;

"**Grove Securityholders**" means Grove Shareholders and Grove Optionholders, collectively;

"**Interim Order**" means an interim order of the Court concerning the Arrangement containing declarations and directions with respect to the Arrangement and the holding of the Grove Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Letter of Transmittal**" means the letter of transmittal sent by Grove to the Grove Shareholders to be used by Grove Shareholders to surrender the certificates representing their Grove Common Shares to receive certificates for the Stratic Common Shares issued to them pursuant to the Arrangement;

"**Lien**" means any mortgage, lien, hypothec, security interest, pledge or other encumbrance, charge or adverse right or claim, defect of title, restriction or other right of third parties;

"**Plan of Arrangement**" means this plan of arrangement as amended or supplemented from time to time in accordance herewith and the Arrangement Agreement;

"**Registrar**" means the Registrar of Companies appointed under Section 400 of the BCBCA;

"**Stratic**" means Stratic Energy Corporation, a corporation incorporated under the *Business Corporations Act* (Yukon); and

"**Stratic Common Shares**" means the common shares in the capital of Stratic.

1.2 Singular, Plural, etc.

Words importing the singular number include the plural and vice versa, and words importing gender include the masculine, feminine and neuter genders, and words importing persons shall include individuals,

partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities and other entities.

1.3 Currency

All dollar references herein are to Canadian dollars.

1.4 Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement and, unless otherwise stated, all references in this Plan of Arrangement to an Article, Section, subsection and paragraph refer to the Article, Section, subsection and paragraph, respectively, bearing that designation in this Plan of Arrangement.

1.5 Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

ARTICLE 2 - ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2 Effect of Filing Arrangement Filings

This Plan of Arrangement, upon the filing of the Arrangement Filings with the Registrar, will become effective on, and be binding on and after, the Effective Time on (i) Grove; (ii) the Grove Shareholders; (iii) the Grove Optionholders; and (iv) Stratic.

The Arrangement Filings shall be filed with respect to this Arrangement in its entirety. The filing of the Arrangement Filings shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3 - ARRANGEMENT

3.1 Arrangement

At the Effective Time, the following transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a) the Grove Common Shares held by Dissenting Grove Shareholders who have exercised Dissent Rights in accordance with Article 4 below (and the right of such Grove Shareholders to dissent with respect to such Grove Shares has not terminated or ceased to apply to the Grove Shareholders) shall, as of the Effective Time be deemed to have been transferred to Stratic (free and clear of any Liens) and, as of the Effective Time, such Dissenting Grove Shareholders shall cease to have any rights as

shareholders of Grove other than the right to be paid the fair value of their Grove Common Shares in accordance with Article 4 and the names of such Dissenting Shareholders shall be removed from the central securities register maintained by or on behalf of Grove;

(b) each of the outstanding Grove Common Shares (excluding Grove Common Shares held by Dissenting Grove Shareholders who are ultimately entitled to be paid the fair value of such Grove Common Shares) shall, without any further action by or on behalf of the holders of such Grove Common Shares, be irrevocably transferred to Stratic (free and clear of any Liens) in exchange for 0.61879 of a Stratic Common Share; and

(c) each of the outstanding Grove Options (whether vested or unvested) shall, without any further action by or on behalf of the holders of such Grove Options, be irrevocably transferred to Stratic (free and clear of any Liens) in exchange for an option of Stratic entitling the holder to acquire, for each Grove Common Share that the holder was previously entitled to acquire upon the due exercise of the Grove Option, 0.61879 of a Stratic Common Share, at a price per whole Stratic Common Share equal to the Adjusted Exercise Price in respect of that particular Grove Option, and otherwise upon and subject to the same terms and conditions (including, without limitation, with respect to vesting) as applied to that Grove Option.

3.2 Procedures

On or before the Effective Date, Stratic shall deliver or arrange to be delivered to the Depositary the certificates representing the Stratic Common Shares required to be issued to Grove Shareholders who are entitled to receive Stratic Common Shares in connection with the Arrangement in accordance with the provisions of Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such Grove Shareholders for distribution to such Grove Shareholders in accordance with the provisions of Article 5 hereof.

Subject to the provisions of Article 5 hereof, at the Effective Time, Grove Shareholders who are entitled to receive Stratic Common Shares in connection with the Arrangement in accordance with the provisions of Section 3.1(b) shall be entitled to receive delivery of the certificates representing such Stratic Common Shares.

3.3 Fractions

Notwithstanding anything herein contained, Stratic shall not be required, upon exchange of the Grove Common Shares for Stratic Common Shares pursuant to the Arrangement or the exercise of the options of Stratic referred to in Section 3.1(c), to issue fractions of Stratic Common Shares or to distribute certificates which evidence fractional Stratic Common Shares or make any cash payment as compensation for such fractions of a Stratic Common Share. Upon application of the exchange ratio set forth in Section 3.1(b), all fractional Stratic Common Shares that would otherwise be issuable shall be rounded down to the next whole number of Stratic Common Shares.

3.4 Share Registers

With respect to each Grove Common Share transferred pursuant to Section 3.1(a) or exchanged pursuant to Section 3.1(b):

(a) the holder shall cease to be a holder of the Grove Common Share so exchanged and the name of such holder shall be removed from the central securities register of Grove with respect to such Grove Common Share;

(b) legal and beneficial title to such Grove Common Share will vest in Stratic, and Stratic will be and be deemed to be the transferee and legal and beneficial owner of all Grove Common Shares (free and

clear of any Liens) and will be entered in the central securities register of Grove as the sole holder thereof; and

(c) the former holder and beneficial owner of such Grove Common Share will cease to have any rights as a shareholder of Grove in respect of such Grove Common Share;

and with respect to each holder of Grove Common Shares exchanged pursuant to Section 3.1(a), such former holder of Grove Common Shares shall be added to the register of holders of the Stratic Common Shares to the extent such holder received Stratic Common Shares pursuant to this Plan of Arrangement.

ARTICLE 4 - RIGHTS OF DISSENT

4.1 Rights of Dissent

(a) Pursuant to the Interim Order, each holder of Grove Common Shares is permitted to exercise a right of dissent (the "**Dissent Right**") under Division 2 of Part 8 of the BCBCA as modified by this Article 4 as the same may be modified by the Interim Order or Final Order in respect of the Arrangement. Holders of Grove Common Shares who duly exercise such right of dissent and who:

  (i) are ultimately determined to be entitled to be paid the fair value for the Grove Common Shares in respect of which they have validly exercised Dissent Rights shall be deemed to have irrevocably transferred such Grove Common Shares to Stratic (free and clear of any Liens) pursuant to Section 3.1(a) as of the Effective Time; or

  (ii) are ultimately not entitled, for any reason, to be paid the fair value for their Grove Common Shares in respect of which they have validly exercised Dissent Rights, shall not be, or be reinstated as, Grove Shareholders and shall be deemed to have participated in the Arrangement on the basis set forth in Section 3.1(b) as a Grove Shareholder that has not exercised Dissent Rights, and shall be deemed to have irrevocably transferred such Grove Common Shares to Stratic (free and clear of any Liens) pursuant to Section 3.1(b) as of the Effective Time.

For greater certainty (i) in no case shall Grove, Stratic, the Depositary or any other person be required to recognize Dissenting Grove Shareholders as holders of Grove Common Shares after the Effective Time, and the names of such Dissenting Grove Shareholders shall be removed from the central securities register of Grove Shareholders at the Effective Time, and (ii) in addition to any other restrictions in Division 2 of Part 8 of the BCBCA, where any Grove Shareholder has voted in favour of the Arrangement, the rights of such Grove Shareholder to dissent with respect to the Arrangement will terminate and cease to apply to such Grove Shareholder.

ARTICLE 5 - DELIVERY OF STRATIC COMMON SHARES

5.1 Delivery of Consideration

(a) Upon surrender to the Depositary of a certificate which immediately prior to the Effective Time represented outstanding Grove Common Shares, together with a completed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall, subject to any mandatory withholding requirements, deliver to such holder following the Effective Time, a certificate representing the Stratic Common Shares which such holder is entitled to receive in accordance with Section 3.1(b) and any certificate so surrendered will forthwith be cancelled.

(b) From and after the Effective Time and until surrendered as contemplated by Section 5.1(a), each certificate which immediately prior to the Effective Time represented one or more Grove Common Shares will thereafter be deemed to represent only: (i) the right to receive the certificate representing

Stratic Common Shares described in this Article 5; or (ii) as to those held by Dissenting Grove Shareholders, other than those Dissenting Grove Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1, the right to receive the fair value of the Grove Common Shares represented by such certificates in accordance with the Dissent Rights.

(c) From and after the Effective Time, each option agreement which immediately prior to the Effective Date provided for the Grove Options will thereafter be deemed to provide only for the options of Stratic contemplated under Section 3.1(c).

(d) Subject to Section 5.4, Stratic will cause the Depositary, as soon as practicable following the later of the Effective Time and the date of deposit by any former holder of Grove Common Shares with the Depositary of the documentation required pursuant to Section 5.1(a), to:

(i) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder of Grove Common Shares at the address specified in the Letter of Transmittal;

(ii) if requested by such former holder of Grove Common Shares in the Letter of Transmittal, make available at the offices of the Depositary specified in the Letter of Transmittal for pick-up by such former holder; or

(iii) if the Letter of Transmittal neither specifies an address nor contains a request as described in Section 5.1(c)(ii), forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address of such former holder as shown on the central securities register of Grove maintained by or on behalf of Grove immediately prior to the Effective Time;

the certificate representing the Stratic Common Shares to which such former holder of Grove Common Shares is entitled in accordance with the provisions hereof.

(e) In the event of a transfer of ownership of Grove Common Shares which is not registered in the transfer records of Grove at the Effective Time, a certificate representing the proper number of Stratic Common Shares shall be delivered to a transferee after the Effective Time if the certificate formerly representing such Grove Common Shares is presented to the Depositary at its offices as aforesaid, accompanied by the foregoing documents together with all other documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 5.1, each certificate that prior to the Effective Time represented outstanding Grove Common Shares shall be deemed at any time after the Effective Time, but subject to Section 5.4, to represent only the right to receive upon such surrender, the certificate(s) representing Stratic Common Shares as contemplated by this Section 5.1 and Section 3.1(b) hereof.

5.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Grove Common Shares which were exchanged for Stratic Common Shares in accordance with Section 3.1(b) shall have been lost, stolen or destroyed prior to surrender to the Depositary, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the certificate representing the Stratic Common Shares to which such holder is entitled to receive pursuant to Section 3.1(b). When authorizing such delivery in exchange for such lost, stolen or destroyed certificate, the holder to whom such certificate representing the Stratic Common Shares is to be delivered shall, as a condition precedent to the delivery of such certificate representing the Stratic Common Shares, indemnify Stratic, Grove and the Depositary in a manner satisfactory to Stratic and the Depositary, against any claim that may be made against Stratic, Grove or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Stratic Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Grove Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable law at the time of such compliance, there shall, in addition to the delivery of the certificate representing the Stratic Common Shares to which such holder is thereby entitled, be delivered to such holder the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Stratic Common Shares.

5.4 Extinguishment of Rights

If any former holder of Grove Common Shares exchanged pursuant to Section 3.1(b) shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date which is six years after the Effective Date, then the Stratic Common Shares issued to such former holder of Grove Common Shares pursuant to Section 3.1(b) shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Stratic Common Shares held by the Depositary, together with all dividends, distributions or cash payments thereon, net of any applicable withholding or other taxes, held by the Depositary on behalf of such former holder of Grove Common Shares, shall be delivered to Stratic by the Depositary, and such Stratic Common Shares shall be cancelled by Stratic and the interest of the former holder of Grove Common Shares in such Stratic Common Shares, together with all entitlements to dividends, distributions or cash payments thereon held for such former holder, shall be deemed to have been donated and surrendered to Stratic and forfeited and terminated, for no consideration, as at such date and the name of such former registered holder shall be removed from the register of holders of Stratic Common Shares. Any certificate which, prior to the Effective Time, represented outstanding Grove Common Shares which has not been deposited, with all other instruments required by Section 5.1, on or prior to the sixth anniversary of the Effective Date, shall cease to represent a right or claim by, or interest of, any former Grove Shareholder, of any kind or nature, against or in Grove or Stratic or as a shareholder of Stratic or a holder of Stratic Common Shares.

ARTICLE 6 - AMENDMENTS

6.1 Amendments to Plan of Arrangement

(a) Stratic and Grove reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approval or agreed to in writing by Stratic and Grove, (iii) contained in a written document which is filed with the Court and, if made following the Grove Meeting, approved by the Court, and communicated to Grove Securityholders in the manner, if any, as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Grove at any time prior to the Grove Meeting provided that Stratic shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Grove Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Grove Meeting shall be effective only if (i) it is consented to in writing by each of Stratic and Grove, and (ii) if required by the Court or applicable law, it is consented to by the Grove Securityholders voting in the manner directed by the Court.

SCHEDULE B

VOTING AGREEMENT

February ____, 2007

Dear Securityholder:

Re: Agreement to Vote

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the undersigned securityholder (the "Securityholder") and in consideration of the entering into by Stratic Energy Corporation ("Stratic") and Grove Energy Limited ("Grove") of an arrangement agreement (the "Arrangement Agreement") relating to the proposed combination of the businesses of Stratic and Grove by way of a plan of arrangement (the "Plan of Arrangement") as contemplated in the Arrangement Agreement (the "Proposed Transaction"), the Securityholder agrees as follows:

Unless otherwise defined herein capitalized terms and phrases shall have the meanings ascribed thereto in the Arrangement Agreement.

1. Ownership of Shares and Options

Stratic understands that the Securityholder is the beneficial owner, directly or indirectly, of or exercises control or direction over at least the number of: (a) common shares (the "Shares") of Grove; and (b) options to acquire Shares (the "Options"), set forth in the Securityholders' acceptance at the end of this letter agreement ("Agreement") (collectively, the "Subject Securities").

In addition to the foregoing, the term "Shares" will be deemed to also include any shares of capital stock of Grove issued in connection with any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of Grove on, of, or affecting the Securityholder's Shares.

2. Revocation of Previous Proxies

The Securityholder hereby revokes any and all other authorities, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Securityholder at any time with respect to the Subject Securities and the matters referred to in this Agreement. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted by or on behalf of the Securityholder to any other Person, other than as contemplated in this Agreement, with respect to the Subject Securities in connection with the matters referred to in this Agreement. From the date hereof until the Release Date, no rights with respect to the Subject Securities will be granted by or on behalf of the Securityholder to any other Person, other than as contemplated in the Arrangement Agreement.

3. Covenants of the Securityholder

The Securityholder covenants and agrees that, until the Release Date, as defined below, the Securityholder shall (or shall cause the holder of record of the Subject Securities, if the Securityholder is the beneficial owner but not the holder of record of the Subject Securities):

(a) except for all such actions that are permitted under section 5 hereof, attend (either in person or by proxy) all meetings of the Securityholders of Grove convened for the purposes of considering the Proposed Transaction (including any adjournments and postponements thereof), and at such meeting, vote all of the Subject Securities to the extent such securities are required to vote pursuant to the Arrangement Agreement (or the Interim Order), including any Shares acquired by the Securityholder as a consequence of the exercise of any Options prior to such meeting, in favour of the Proposed Transaction and all matters related thereto;

(b) except for all such actions that are permitted under section 5 hereof, vote against:

(i) any corporate transaction, such as a merger, rights offering, reorganization, recapitalization, or liquidation involving Grove other than the Proposed Transaction and any transaction related thereto;

(ii) a sale or transfer of any assets of Grove or the issuance of any securities of Grove (other than pursuant to the exercise of the Options); or

(iii) any action that is reasonably likely to impede, interfere with, delay, postpone, or adversely affect in any material respect the Proposed Transaction;

(c) not sell, transfer, assign, pledge, or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment or other disposition of the Subject Securities (other than to exercise the Subject Securities or as otherwise contemplated herein or by the Arrangement Agreement);

(d) not exercise any rights of dissent or appraisal in respect of any resolution approving the Proposed Transaction or any aspect thereof or matter related thereto, and not in any manner, subject to section 5 hereof, delay, hinder, prevent, interfere with or challenge the Proposed Transaction;

(e) not, subject to section 5 hereof, except as may be specifically permitted pursuant to the Arrangement Agreement, directly or indirectly:

(i) continue in any discussions or negotiations, if any, in respect of an Acquisition Proposal;

(ii) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(iii) enter into or participate in any negotiations or initiate discussions regarding an Acquisition Proposal, or furnish to any other person any information with respect to the business of Grove or its respective properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

(iv) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements related to Grove including, without limitation, any "standstill provisions" thereunder; and

(f) promptly notify Stratic and Grove upon any of undersigned's representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect prior to the Release Date, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof).

For the purposes of this Agreement, "Release Date" means the earlier of: (a) the Effective Time; (b) the time at which the Arrangement Agreement is terminated in accordance with its terms; or (c) upon written notice of termination given by Stratic to the Securityholder.

4. Representations and Warranties

The Securityholder hereby represents and warrants to Stratic, as of the date of this Agreement and as of the Effective Time, that:

(a) the Securityholder is the legal and beneficial owner of, or exercises control or direction over, the Subject Securities free and clear of all claims, liens, charges, encumbrances and security interests; and

(b) the Securityholder is duly authorized to execute and deliver this Agreement and, assuming the due authorization, execution and delivery of this Agreement by Stratic, upon execution and delivery hereof by the Securityholder, this Agreement shall be a valid and binding agreement, enforceable against the Securityholder in accordance with its terms, and the consummation by the Securityholder of the transaction contemplated hereby will not constitute a violation or breach of or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the Securityholder is a party, except for such violations, breaches, defaults or conflicts which could not, individually or in the aggregate, impair the ability of the Securityholder to perform its obligations under this Agreement or otherwise delay the Securityholder in performing such obligations.

Stratic hereby represents and warrants to the Securityholder, as of the date of this Agreement and as of the Effective Time, that Stratic is duly authorized to execute and deliver this Agreement and, assuming the due authorization, execution and delivery of this Agreement by the Securityholder upon execution and delivery hereof by Stratic, this Agreement shall be a valid and binding agreement, enforceable against Stratic in accordance with its terms, and the consummation by Stratic of the transaction contemplated hereby will not constitute a violation or breach of or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which Stratic is a party except for such violations, breaches, defaults or conflicts which could not, individually or in the aggregate, impair the ability of Stratic to perform its obligations under this Agreement or otherwise delay Stratic in performing such obligations.

5. No Limit on Fiduciary Duty

Nothing contained in this Agreement will:

(a) restrict, limit or prohibit the Securityholder from exercising (in his or her capacity as a director or officer) his or her fiduciary duties under applicable law; or

(b) require the Securityholder, in his or her capacity as an officer to Grove, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of Grove's board of directors undertaken in the exercise of their fiduciary duties;

provided that nothing in this section will be deemed to relieve the Securityholder from his or her obligations under any other provision of this Agreement other than sections 3(a)(i), (ii), (iv) and (v) hereof as they relate to actions taken by the Securityholder solely in his or her capacity as a director or officer of Grove.

6. Termination

It is understood and agreed that the respective rights and obligations hereunder of Stratic, Grove and the Securityholder shall cease and this Agreement shall terminate on the Release Date.

7. Amendment

Except as expressly set forth herein, this Agreement constitutes the entire agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto.

8. Assignment

No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties.

9. Disclosure

Prior to the first public disclosure of the existence and terms and conditions of this Agreement, none of the parties hereto shall disclose the existence of this Agreement or any details hereof, or the possibility of the Proposed Transaction or any terms or conditions or other information concerning the Proposed Transaction to any person other than the Securityholder's advisors, directors and officers of Grove, without the prior written consent of the other parties hereto, except to the extent required by law. The existence and terms and conditions of this Agreement may be disclosed by Stratic and Grove in the press release issued in connection with the execution of the Arrangement Agreement, and other public disclosure documents (including, but not limited to the Information Circular) in accordance with applicable securities legislation.

10. Remedies

(a) The Securityholder agrees that if this Agreement is breached, or if a breach hereof is threatened, damages may be an inadequate remedy, and, therefore, without limiting any other remedy available at law or in equity, an injunction, restraining order, specific performance, and other forms of equitable relief for damages, or any combination thereof shall be available to Stratic. The Securityholder agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

(b) Notwithstanding the provisions of Section 3, the Securityholder shall not be obliged, and the holder of any proxy granted on behalf of the Securityholder shall not be entitled, to vote the Subject Securities in the manner provided therein if at the time of such vote there shall be in force any order or decree of a Governmental Authority restraining or enjoining the Securityholder or the holder of any proxy granted on behalf of the Securityholder from voting the Subject Securities; provided that, such order or decree is not the result of any breach of representation, warranty, covenant or agreement of the Securityholder in this Agreement, and provided further that the Securityholder has notified Stratic of such order or decree, to the extent it is aware of same.

11. Further Assurances

The Securityholder shall from time to time and at all times hereafter at the request of Stratic but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this Agreement.

12. Arrangement Agreement

The Securityholder acknowledges that:

(a) the completion of the Arrangement is subject to a number of conditions for the benefit of Stratic and Grove; and

(b) it has received a copy of the Arrangement Agreement.

13. Successors

This Agreement will be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors.

14. Time of the Essence

Time shall be of the essence of this Agreement.

15. Unenforceable Terms

If any provision of this Agreement or the application thereof to any party or circumstance shall be invalid or unenforceable to any extent the remainder of this Agreement or application of such provision to a party or circumstance other than those to which it is held invalid or unenforceable shall not be affected thereby and each remaining provision of this Agreement shall be valid and shall be enforceable to the fullest extent permitted by law.

16. Applicable Law

This Agreement shall be governed and construed in accordance with the laws of the Province of British Columbia without regard to any conflicts of law provisions.

17. Counterpart Execution

This Agreement may be signed by fax and in counterparts, which, together, shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of telecopier.

STRATIC ENERGY CORPORATION

By: ______________________________

Kevin Watts
President and Chief Executive Officer

Acceptance by the Securityholder

The foregoing is hereby accepted as of and with effect from February ____, 2007 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or exercises control or direction over the Subject Securities indicated below:

_____________________ Shares

_____________________ Options

______________________________	______________________________
Witness	Signature of Securityholder or, if a corporation, authorized signing officer
	______________________________
	Name of Securityholder (Please Print)

APPENDIX D

INFORMATION CONCERNING STRATIC

TABLE OF CONTENTS

CORPORATE STRUCTURE

Stratic was formed from the amalgamation of Sahelian Oil Limited and Malahide Petroleum Corporation under the *Business Corporations Act* (Ontario) on December 12, 1997 and continued under the YBCA on September 17, 1998. It subsequently amalgamated with its wholly-owned subsidiary, Stratic Energy (Syria) Inc., under the YBCA on January 1, 2007.

Stratic is a "reporting issuer" within the meaning of applicable securities legislation in the Provinces of Alberta, Ontario and British Columbia, and the Stratic Common Shares are listed on the Exchange (Tier 2) under the trading symbol "SE".

Offices

The head office of Stratic is located at Suite 2500, 101 - 6th Avenue S.W., Calgary, Alberta, T2P 3P4 and its registered office is located at 202 – 208 Main Street, Whitehorse, Yukon Territory Y1A 2A9. Stratic's main operational office is located at 35 Dover Street, London, W1S 4NQ, United Kingdom. Stratic also maintains an office in Damascus, Syria.

Intercorporate Relationships

The following chart shows the intercorporate relationships among Stratic and its subsidiaries, each of which is wholly-owned (directly or indirectly):



Stratic Energy Corporation
100%
100%
100%
100%
Stratic Jersey Holdings Limited (Jersey)
Stratic Energy (Morocco) Inc (Alberta)
Stratic Energy (Turkey) Inc. (Alberta)
Stratic UK Holdings Limited (UK)
100%
100%
Stratic Exploration Morocco Ltd. (Jersey)
100%
100%
Stratic Energy (UK) Limited (UK)
Stratic Exploration Syria Limited. (UK)

BUSINESS AND STRATEGY

Business of Stratic

Stratic is an international oil and gas exploration and development company with interests in the Black Sea (offshore Turkey), the North Sea (UK sector), Italy, Syria and Morocco. Stratic's principal strategy is to build a balanced portfolio of assets, focused primarily on appraisal and development projects in a limited number of geographical regions. Stratic's core areas for growth are the Black Sea, the North Sea and Italy and it has active programs in each of these areas this year and in the immediate future. The company has built its current portfolio of appraisal and development projects through exploration success, licence round applications, asset acquisitions and envisages further opportunities to grow its business in the expected consolidation of the junior international sector of exploration and production companies.

Stratic's efforts are directed towards advancing its current appraisal and developments projects towards production, in adding similar projects to its portfolio to enhance its medium term growth prospects, and in strengthening its exploration portfolio for the longer term.

Development of the Business

Stratic's current portfolio of assets has been built up over the period since the end of 2002 and comprises interests in eight gas discoveries in the Black Sea, offshore Turkey, four oil discoveries in the UK sector of the North Sea, together with exploration acreage or rights in Turkey, the UK North Sea, Italy, Syria and Morocco, as more fully described below.

Property interests - 2003

In January 2003, Syria's Ministry of Petroleum and Mineral Resources announced that Stratic had been awarded negotiating rights for Production Sharing Contract ("PSC") covering Block 17, located near the Palmyra gas fields some 50 kilometres north east of Damascus. The signing of the Block 17 PSC, which covers approximately 5,076 square kilometres, was announced on August 18, 2005 and was subsequently ratified by the Syrian government on December 8, 2005.

On August 6, 2003, Stratic announced that it had been awarded a 100% interest in blocks 16/6, 16/11 and 211/16b in the UK sector of the North Sea as part of the 21st United Kingdom Continental Shelf Seaward Licensing Round. Stratic's licences were awarded under the new "promote" arrangements, which were designed to stimulate activity on the UKCS by offering blocks in return for a commitment to undertake technical studies with an option to convert into a traditional licence after a two year period, typically in return for a firm commitment to drill an exploration well.

Under the terms of the licence covering blocks 16/6 and 16/11 (Licence P1093), Stratic was required to acquire 220 kilometres of 2D seismic data and 150 square kilometres of 3D data and to re-process 40 kilometres of existing seismic data relating to the acreage. Under the terms of the licence covering block 211/16b (Licence P1065), Stratic was required to acquire 125 square kilometres of 3D seismic data relating to the acreage. License fees payable on the two licences were £6,495 and £1,859 respectively.

On July 26, 2004 Stratic announced that it had farmed out a 30% interest in blocks 16/6 and 16/11 to Noble Energy (Europe) Limited, a subsidiary of Noble Energy Inc., an international oil and gas company. Under the terms of the farm-out agreement, Noble agreed to reprocess the available 2D and 3D seismic datasets, with an option to withdraw or increase its interest through the funding of a new seismic program and/or the drilling of an exploration well in the second exploration period. All license and farm-in commitments on these blocks were fulfilled, but the partnership failed to find sufficiently attractive exploration prospects to justify the drilling of an exploration well. All three blocks were relinquished at the end of their two year term on September 30, 2005.

Property interests - 2004

On March 10, 2004, Stratic announced that it had acquired a 5.58% interest in UKCS block 9/28a (Area B), containing the abandoned Crawford field, from Petrofac Resources Limited. The terms of the acquisition required Stratic to pay the sum of US$275,000 to the vendor and to assume certain obligations to carry the vendor in respect of its own retained 5.58% interest in the block for the costs of any new exploration wells drilled in the block, subject to a maximum of US$300,000. No new exploration wells have been drilled to date.

This field had originally been developed in the late 1980s by a partnership operated by Hamilton Brothers, but was abandoned during a period of low oil prices in 1990, having produced approximately 4 mmbbls. Studies to determine the re-development potential of the field have subsequently been carried out and Stratic has increased its interest in the field to 19% through a further acquisition announced on May 17, 2006.

On March 2, 2004, Stratic announced that it had been awarded a 36% interest in two contiguous concessions onshore Morocco covering approximately 4,000 square kilometres. The two permits, Moulay Bousselham and Mamora, were awarded for an initial three year term with options for extensions. The consideration was US$56,555 plus a finder's fee of US$20,000 and 56,271 common shares with a deemed value at that time of US$17,500. The permits are subject to a 5% overriding royalty interest in favour of the original permit application. The company posted a letter of credit for US$900,000 with the Moroccan authorities to fund its share of expenditures in the initial three year term. Stratic expects to recover these funds in full by the end of September 2007.

In addition, Stratic and its partners committed to conduct an airborne gravity and magnetic survey, acquire Landsat data, shoot and pre-stack time migrate 650 kilometres of seismic data, conduct related geological and geophysical evaluation work and drill either four shallow wells to test Tertiary objectives, or one deep exploration well to a depth of 1500 metres.

These commitments were fulfilled during November and December 2006 by the drilling of the Menadra-1 well designed to test a buried, thrusted anticlinal structure in a deeper horizon. The well reached a total depth of 1503 meters, having encountered poor to modest gas shows over the interval below 900 meters, and was declared uncommercial by the partners. The partnership is currently evaluating whether to extend the initial term for the permits for a further 12 months to conduct various studies prior to committing to a further three year exploratory period which will require a commitment to additional seismic and exploration drilling.

On May 31, 2004 Stratic announced that it had farmed in to eight contiguous permits (AR/MTI/3498, 3499, 3500, 3501, 3502, 3503, 3504 and 3505) in the Black Sea, offshore Turkey, held by Toreador Resources Corporation. Under the terms of the farm-in agreement, Stratic was required to fund 25% of the costs of an exploration well to earn, after state back-in rights, a net 12.25% interest in all eight permits. The results of the well, Ayazli-1, were announced by Stratic on August 4, 2004 as the first gas discovery in the Turkish sector of the Black Sea. The well was followed up with a new 3D seismic survey and the drilling of three further exploration and appraisal wells. The first phase of development of the region is currently underway and first gas production is expected within the current quarter. The acreage extends to approximately 3900 square kilometers.

On November 10, 2004, Stratic announced that it had entered into a further farm-in agreement with Toreador Resources Corporation to participate in the drilling of the Calgan-2 exploratory well on Toreador's Calgan permit, License AR/MTI/3805 located on the western margin of southern Turkey's main onshore oil-producing province. Under the terms of the Agreement, Stratic agreed to fund 33.33% of the first US$900,000 gross costs of the well to earn a 25% working interest in the 123,000 acre permit. The results of the well were announced by Stratic on December 17, 2004 and indicated that oil shows had been present and the well was suspended for technical reasons. Stratic subsequently announced, on October 19, 2005, that it had elected not to participate in subsequent operations to side-track the well and, with Toreador Resources, relinquished the acreage in July 2006.

On September 22, 2004, Stratic announced that it had been awarded interests of between 50% and 100% in blocks 211/12b, 211/13b, 16/2b and 3/22 in the UK sector of the North Sea as part of the 22nd United Kingdom Continental Shelf Seaward Licensing Round. All blocks were awarded under licences issued under the "promote" initiative.

The terms of the licence covering blocks 211/12b and 211/13b (Licence P1200, Stratic 50% interest) which contain part of the West Don discovery, required an annual rental payment of £1,530 and a firm commitment to acquire 100 square kilometres of 3D seismic and to reprocess 20 kilometres of 2D seismic data relating to the licensed area and a contingent commitment to reprocess a further 50 square kilometres of 3D seismic data within the first year of the initial two year term, which expired on November 30, 2006. The firm licence commitments have been fulfilled and the contingent commitment was waived by the UK licensing authorities. Stratic has subsequently relinquished part of the held acreage and converted the Licence retaining the West Don field to a traditional licence, for a further two year period, to submit to

the UK licensing authorities the West Don field development plan and to progress West Don field development initiatives.

The terms of the licence covering block 16/2b (Licence P1214, Stratic 50% interest), which contains part of the Cairngorm discovery required an annual rental payment of £2,550 and a firm commitment to acquire 150 square kilometres of 3D seismic (within the first year of the term) and to reprocess 20 kilometres of 2D seismic data relating to the licensed area, and a contingent commitment to acquire a further 60 square kilometres of 3D seismic and to reprocess 50 square kilometres of 3D seismic data within the four year term of the licence, which expires on November 30, 2008. In August 2006, Stratic acquired a new 3D seismic dataset covering some 411 square kilometers of both blocks 16/2b and 16/3d (awarded to Stratic in the 23rd licensing round) that fulfilled the contingent seismic commitment. The licence was converted to a traditional licence for a further two year term on November 30, 2006 with a contingent commitment to drill an exploratory well.

The terms of the licence covering block 3/22 (Licence P1202, Stratic 100% interest) required an annual rental payment of £3,084 and a firm commitment to acquire 240 square kilometres of 3D seismic and to reprocess 20 kilometres of 2D seismic data relating to the licensed area and a contingent commitment to acquire 200 square kilometres of 3D seismic data within the first year of the initial two year term. The work programme was subsequently fulfilled and, in view of the lack of materiality in the prospectivity, the licence was relinquished on November 30, 2006.

Property interests – 2005

On June 9, 2005, Stratic announced that it had been awarded a 40% interest in the Guercif-Beni Znassen reconnaissance license covering 13,750 square kilometres in northeastern Morocco. Under the terms of the award the partnership committed to re-process 4,300 kilometres of 2D seismic and to conduct an aeromagnetic/aerogravity survey over the block. The licence was awarded for an initial term of one year, with the right to extend for an additional year. The licence has been subsequently extended to June 28, 2007, at which point the partnership must decide whether to convert all or parts of the reconnaissance licence to a three year initial term petroleum licence. All work program commitments have been fulfilled.

On September 8 2005, Stratic announced that it had been awarded 50% interests in blocks 16/3d, 210/18, 210/19a and 210/20a in the UK sector of the North Sea as part of the 23rd United Kingdom Continental Shelf Seaward Licensing Round.

Stratic was awarded a 50% interest in block 16/3d under a traditional licence (Licence P1299) which, together with the previously awarded 22nd Round block 16/2b, contains the Cairngorm discovery. Under the terms of the licence, the partners in block 16/3d made a firm commitment to reprocess 120 square kilometres of 3D seismic data and carry out fracture analysis, geochemical typing and rock physics studies, together with a contingent commitment to reprocess a minimum of 55 square kilometres of pre-stack depth migrated 3D seismic data. The partners also agreed to either drill one well to a depth of 2500 metres (or to the basement if shallower) or to let the licence automatically lapse at the end of its initial term, which runs to December 21, 2009. In the event that partners commit to drill the aforementioned well within the initial term, the licence will be extended into a second term of a further four years, expiring on December 21, 2013.

Stratic was also awarded a 50% interest in contiguous blocks 210/18, 210/19a and 210/20a under the "promote" licence initiative (Licence P1375). Under the terms of the licence, the partners made a firm commitment to acquire 280 square kilometers of 3D seismic and further reprocess 40 kilometres of 2D seismic data within the first two years of the licence ending December 21, 2007.

Property interests – 2006

On May 17, 2006 Stratic announced that it had entered into an agreement with Petrofac Resources Limited ("Petrofac") and Fairfield Acer Limited ("Fairfield") under which the three partners agreed to acquire Tuscan Energy (Cragganmore) Limited's ("Tuscan") 55.33333% interest in UK North Sea Block 9/28a (Area B),

containing the Crawford oil field. Upon completion, Stratic's interest in the field increased from 5.58% to 19%.

Stratic's share of the purchase price in respect of the additional 13.42% interest acquired was US$581,910. In addition, Stratic assumed liability for its share of contingent payments due under Tuscan's original purchase agreement. The first of these payments is due upon approval of a Field Development Plan ("FDP") by the Secretary of State and subsequent payments fall due upon reaching certain production levels in the field. The maximum amount payable by Stratic under these arrangements is US$4.8 million.

On August 23, 2006 Stratic announced that it had farmed in to two onshore permits, Savio and Longastrino permits, in the Po Valley, onshore Italy. Under the terms of the agreement Stratic committed to fund the acquisition of seismic data together with related technical interpretation work up to a maximum of Euro 1 million (US$1.2 million), in exchange for the options to drill a single well on each permit to earn a 50% working interest in both permits. Stratic's total commitment, if the options on both permits are exercised, is approximately Euro 9 million (US$11.7 million).

Property interests - 2007

On February 2, 2007 Stratic announced that it had been awarded interests in four blocks in the recent United Kingdom Continental Shelf 24th Seaward Licensing Round. The blocks (15/23c, 15/24a (part), 15/28a (part) and 15/29e) are contiguous blocks located in the Outer Moray Firth area of the North Sea and contain the Bowmore condensate discovery. Stratic's interest in all blocks and part-blocks is 30%. The partnership have committed to a firm work program of two wells and a contingent program of two further wells. The Bowmore discovery was made in 1990 by a group operated by Hamilton Brothers, was subsequently relinquished and made available for re-licensing by the UK licensing authorities. The new licence (Licence number pending) was awarded to the current partnership group as a traditional licence with an initial term of 4 years.

Financing Activities

In order to fund its growing portfolio of oil and gas prospects, Stratic has undertaken several financings in recent years.

In July 2004 Stratic completed a private placement of 5,000,000 units at a price of $0.40 per unit for gross proceeds of $2,000,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole share purchase warrant entitled the holder to acquire one common share in the capital of Stratic at a price of $0.50 per share until July 28, 2006. In connection with this financing, Stratic also issued to Canaccord Capital Corporation, who acted as Stratic's agent on the transaction, an aggregate of 500,000 non-transferable broker warrants, each entitling the holder to acquire one unit having the same characteristics as those described above, at a price of $0.40 per unit.

In December 2004 Stratic completed a private placement of 10,000,000 common shares at a price of $0.58 per share for gross proceeds of $5,800,000.

In April 2005 Stratic completed a private placement of 15,789,474 common shares at a price of $0.95 per share for gross proceeds of $15,000,000.

In June 2005, Stratic completed a private placement of 500,000 common shares to Sir Graham Hearne at a price of $0.96 per share for gross proceeds of $480,000. In addition, Stratic also issued 500,000 warrants, exercisable at a price of $1.20 per share until May 30, 2006.

In September 2005 Stratic completed a private placement of 33,422,223 common shares at a price of $0.90 per share for gross proceeds of $30,080,000.

In October 2006 Stratic completed a US$18 million, 18-month senior secured revolving credit facility with the Royal Bank of Scotland plc ("RBS").

On March 6, 2007, Stratic completed a private placement of 18,518,520 Stratic Common Shares at a price of $1.35 per share and 23,018,520 subscription receipts at a price of $1.35 per receipt, for aggregate gross proceeds of $56,075,004. Each subscription receipt entitles the holder thereof to receive, without payment of any additional consideration, one (1) Stratic Common Share upon the Arrangement becoming effective; provided, however, that if the Arrangement is not completed on or before June 30, 2007 the subscription receipts will be redeemed and the proceeds returned to the purchasers thereof. The gross proceeds from the sale of the subscription receipts, totaling $31,075,002, are held in escrow by Equity Transfer & Trust Company and will be released to Stratic only upon completion of the Arrangement.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near term future of the business.

Commodity Prices

Natural gas is a commodity influenced by factors within Europe and North America. The continued tight supply demand balance for natural gas is causing significant elasticity in pricing. Despite record drilling activity, a strong economy, weather, fuel switching and demand for electrical generation there still exists concerns about storage inventory levels and uncertainty in supply prospects.

Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand. Oil prices in 2004, 2005 and most of 2006 were kept high by political unrest and supply disruptions. More recently, higher world demands combined with lower inventory levels are responsible for the current price strength.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. The cost of purchasing land and properties similarly increase during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

Industry Consolidation and Competition

Consolidation within the oil and gas industry over the next few years is expected to result in a significant reduction of the number of junior to intermediate-sized exploration and production companies. The strength in commodity prices is expected to result in a continued high level of corporate and asset transactions as buyers strive to increase their asset base and sellers take advantage of high transaction prices.

Strong commodity prices have increased operating cash flows leading to increased drilling activity. This level of activity increases competition for oilfield goods and services and may cause drilling and operating costs to increase.

Capital Markets

The economic boom in the oil and gas sector, which has led to significant increase in activity in the junior oil and gas sector, shows signs of slowing down. Although oil prices remain high and, in certain international areas, gas prices remain strong, there is growing evidence that capital markets are becoming more selective in the companies they are willing to finance. There is an identifiable trend in investments away from "pure" exploration companies whose operational performance has been weak over the last few years. Although Stratic does not fall within this category, there is a risk that capital may become more expensive or that capital markets may be closed to Stratic at certain times. Conversely, these conditions may also present opportunities for Stratic as other companies find that they cannot raise further capital.

Description of the Business

The Company has interests in Turkey, the UK North Sea, Italy, Syria and Morocco and Italy, as set out in the table below.

Country	Permit/Block	Type	Working Interest	Hectares (net)	Partners
Turkey - Black Sea	AR/MTI/3498	Non-operated	12.25%[1]	6,033	Toreador Resources Corporation, TPAO
	AR/MTI/3499	Non-operated	12.25%[1]	5,957	Toreador Resources Corporation, TPAO
	AR/MTI/3500	Non-operated	12.25%[1]	6,056	Toreador Resources Corporation, TPAO
	AR/MTI/3501	Non-operated	12.25%[1]	5,903	Toreador Resources Corporation, TPAO
	AR/MTI/3502	Non-operated	12.25%[1]	5,857	Toreador Resources Corporation, TPAO
	AR/MTI/3503	Non-operated	12.25%[1]	6,033	Toreador Resources Corporation, TPAO
	AR/MTI/3504	Non-operated	12.25%[1]	5,911	Toreador Resources Corporation, TPAO
	AR/MTI/3505	Non-operated	12.25%[1]	5,918	Toreador Resources Corporation, TPAO
Morocco - Onshore	Mamora & Moulay Bousselham	Non-operated	36%[2][3]	144,000	Heyco Maroc, US Enercorp Maroc
	Guercif & Beni Znassen	Non-operated	40%[4]	550,000	Transatlantic Petroleum Corp.
Syria - Onshore	Block 17	Operated	35% PSC	177,660	KUFPEC, Dualex Syria
UK North Sea	Block 9/28a, Area B	Non-operated	19.00%	2,193	Petrofac Resources, Fairfield Acer Limited
	Block 211/13b[5]	Non-operated	50.00%	1,315	Nippon Oil Exploration
	Block 16/2b	Operated	50.00%	8,500	Nippon Oil Exploration
	Block 16/3d	Operated	50.00%	2,300	Nippon Oil Exploration
	Blocks 210/18, 19a & 20a	Operated	50.00%	20,115	Nippon Oil Exploration
	Blocks 15/23c, 24a (part), 28a (part), 29e	Non-operated	30.00%	8,400[6][7]	Nippon Oil Exp., Hunt Petroleum, Britcana Energy
Italy - Po Basin[8]	Savio	Non-operated	50.00%	22,946	Northern Petroleum PLC, ATI Oil PLC
	Longastrino	Non-operated	50.00%	6,986	Northern Petroleum PLC, ATI Oil PLC

Notes:

(1) Subject to a 0.5% over-riding royalty interest
(2) Pre-state back-in
(3) Subject to a 1.8% over-riding royalty interest

(4) Subject to a 1.6% over-riding royalty interest
(5) Stratic has a 17.25% fixed interest in the proposed West Don Unit Area
(6) Area estimated, formal coordinates not issued to date
(7) Subject to a 0.6% over-riding royalty interest
(8) Title to acreage transfers only upon completion of farm-in obligations

TURKEY

In May, 2004 Stratic Energy (Turkey) Inc farmed into eight contiguous permits operated by Toreador Resources Corporation ("Toreador") in the Black Sea, offshore Turkey. These permits (AR/MTI/3498, 3499, 3500, 3501, 3502, 3503, 3504 and 3505) cover more than 3900 square kilometres in water depths ranging from less than 100 metres to over 1700 metres in the north. Stratic has a 12.25% net working interest in each of the eight permits, with Toreador holding 36.75% and the Turkish National Oil Company ("TPAO") 51.00%. Exploration and appraisal drilling to date has focused on the western permits, referred to as the South Akçakoca Sub Basin ("SASB"), which comprises approximately 200 square kilometres, or 5%, of the total licensed area. All of the discoveries and prospects identified to date are contained within licenses AR/MTI/3499, 3500 and 3501.

The SASB contains sediments of Cretaceous to Quaternary age, deposited on the steep continental slope of the Black Sea. The gas discoveries in the SASB have all been made in the Eocene sandstones of the Kusuri Formation.

Based on 2D seismic acquired by Toreador in 2002, an exploration well was drilled in mid 2004 on the Ayazli prospect, located approximately 7 kilometres offshore from the coastal town of Akçakoca in a water depth of 80 metres. Gas was discovered in Eocene Kusuri sands at a depth of approximately 650 - 950 metres, and flowed at an aggregate stabilized rate of 15 million cubic feet of gas a day. To date, exploratory drilling has confirmed the presence of gas in eight separate structures, namely East Ayazli, Bayhanli, Akkaya and Alapli, located along the same structural trend as Ayazli and in the Akcakoca, East Akcakoca and Guluc structures, to the north, in slightly deeper water.

A total of 16 successful gas wells have been drilled to date on the eight fields. Three of these wells (Ayazli-2, Ayazli-3 and Akkaya-1) were abandoned as a result of damage incurred in two separate marine incidents in late 2005, and replacement wells (Ayazli-2a, Ayazli-3a and Akkaya-1a) have subsequently been drilled by the partnership. Two unsuccessful exploration wells have also been drilled: Cayagzi-1, which was drilled about half way between Akkaya and the shore, and North Akkaya-1, drilled on a structure to the north of Akkaya. Both wells encountered water bearing Kusuri Formation sandstones.

Toreador, as operator of the area until first commercial gas deliveries, is currently in the process of developing the Ayazli, East Ayazli and Akkaya fields for gas sales to commence in March 2007. Development of these three fields constitutes Phase 1 of the development of the gas reserves in the area. The Bayhanli discovery is likely to be tied in at a later date, possibly via a subsea tie back to the East Ayazli facility.

Early planning is underway to develop the Akcakoca, East Akcakoca and Guluc discoveries as a second phase to the project. The operatorship of the project will transfer to TPAO upon first gas production. TPAO also operate the areas out with the initial development area on behalf of the SASB joint venture.

Field Development

The development plan is based on a staged development of the fields, with Akkaya and East Ayazli scheduled to come on stream in March 2007 and Ayazli in April 2007. Gas sales from this first phase are targeted by the operator at 50 mmcfd within 60 to 90 days from the onset of production. Bayhanli will be tied-in at an

unspecified later date. Two steel tripod structures have been installed over the Akkaya and East Ayazli fields and a third structure is awaiting load out to be installed on the Ayazli field. Production topsides are currently being installed on Akkaya and East Ayazli tripods. The Ayazli tripods and topside facilities are scheduled to be installed in April to enable the two pre-drilled Ayazli wells to be brought into production quickly thereafter.

Offshore pipeline installation was completed in late 2006 with a single line running from Ayazli, through East Ayazli to shore, with a tie-in line from Akkaya. Bayhanli-1 will likely be tied in to this complex as a subsea completion at a later date.

Gas production will be received at an onshore processing plant, where any condensate and water will be removed, and the gas compressed for entry into the high pressure pipeline system for national distribution. Installation and pre-commissioning of the gas plant is complete, as is the construction and testing of a newly-built 17 kilometre pipeline from the gas plant to the main national distribution pipeline system.

Other Exploration

A number of additional prospects and leads have been identified on 2D seismic acquired in 2005 to the east of the development area. These are in the process of being high-graded and considered for drilling later in 2007 and 2008.

TPAO has commenced shooting a 529 line kilometre 2D seismic survey over the area immediately to the west of the SASB development area to determine if there is a westward extension to the trend of the already discovered gas fields. The survey is known as the West Ayazli seismic survey.

Gas Markets

Virtually all of Turkey's natural gas requirements are imported from Russia and Iran and, with the exception of distribution and retail markets, all aspects of the gas market are dominated by the state gas monopoly, Boru Hatlari ile Petrol Taşıma A.Ş. ("BOTAS"). These imports are effected via a series of long term contracts which expire variously in the period 2010 to 2035. Most commentators consider that the sum of these contracts exceeds forecast demand until around 2012. All contracts contain take-or-pay provisions, which require BOTAS to take a certain minimum ratio of the annual contract quantity, and are often re-negotiated or the subject of disputes. As in many other countries, gas imported into Turkey is priced according to formulae linked to oil product prices. Import prices generally change quarterly.

Prices charged to industrial users (the main market) are published monthly on BOTAS's website (http://www.botas.gov.tr) for interruptible and non-interruptible supplies. Prices chargeable to eligible industrial consumers within the main distribution region in March 2007, excluding taxes, are 0.429254 Turkish Lira per standard cubic metre which, at current exchange rates of US$1.00 = 1.4054 Turkish Lira, is equivalent to US$8.65 per mcf. Prices for interruptible supplies are currently approximately 3% lower.

There is evidence, apparent during the recent Russia – Ukraine gas crisis, that prices charged to industrial users by BOTAS fall short of the price it pays for the majority of its imported gas, effectively subsidizing Turkish industry. In the final quarter of 2006, weighted average import prices were estimated to be some 1 – 4% higher than prices charged to industrial users in Turkey. BOTAS has been under pressure from the Ministry of Energy to limit price increases to end-users. In 2004, it reduced its margin on sales to gas companies from around 40% to 20-25%, and since the beginning of 2005 has reportedly not passed on the full increase in gas prices to customers.

Successive Turkish governments have been committed to the liberalisation of the country's natural gas market. In 2001, the government enacted a Natural Gas Market Law aimed at ensuring a full liberalisation of

the market in line with European Union directives. Subsequent governments have continued these initiatives, but the pace of change has been slow.

The Natural Gas Market Law 4646 enacted on May 2, 2001 sets out the basis for liberalisation of the Turkish gas market and the Natural Gas Market subsequently opened on November 2, 2002. The main elements of the new legislative regime included:

(i) the establishment of an independent regulatory body (Energy Market Regulatory Authority – EMRA) with responsibility for gas and electricity markets;

(ii) the removal of the state ("BOTAS") monopoly on the importation, transmission and sale of natural gas;

(iii) the transfer from BOTAS of 80% of its gas import contracts by 2009 to new market participants, in a staged process.

The Natural Gas Market Law established the principles for the creation of a competitive market by encouraging multiple gas wholesalers / importers selling to separately owned distributors, power plants, and other large consumers, new private entrants into all sectors of the gas chain and privatization of a number of existing distribution companies.

Liberalisation has proceeded slowly, with limited competition at any level of the chain and it is expected to be a difficult and protracted process. Critical to the process of liberalisation is the creation of competition at the import and wholesale level. Currently, BOTAS holds all import contracts. The law requires BOTAS to transfer 80% of its import contracts by 2009, 10% of it being due November 2003. Four bidders were apparently successful in the tendering process that took place in November 2003, but these bidders are currently waiting to start formalities for the transfers of contracts. There is a risk that the apparently successful tender will be cancelled on procedural grounds.

BOTAS is required to separate its transmission and trading activities from 2009, which is considered key to the liberalization process to establish a cost-based and transparent transportation tariff system. In addition, wholesalers and importers need BOTAS to release its eligible customers, otherwise they will not be able to make enough gas sales contracts to compete. The counter-argument is that wholesalers are responsible for finding their customers in a liberalized market and can achieve good customer portfolios with competitive offers.

Although targets exist for radical changes in BOTAS's various gas market activities, there has been no reduction to date in the 100% share of BOTAS in the importing and transmission businesses. It retains 100% of sales to power stations and around 90% of sales to industry. However, its share of residential sales (through its former subsidiaries in Bursa and Eskisehir) has fallen from 8.8% in 2000 to zero today. In the gas wholesale business, which is directly relevant to Stratic, BOTAS still remains dominant, although 18 new licences have been issued to competing gas marketing companies. Wholesale companies will enter into transportation and lease agreement with transmission and storage companies and will eventually be obliged to be able to store some 10% of their annual contracted volumes. Companies have up to five years to meet this objective, which is designed to enable them to deal with seasonal consumption swings of their customers.

BOTAS is subject to the control of the Ministry of Energy and Natural Resources but is also regulated by EMRA. BOTAS has argued persuasively that it needs to be strong in order to be able to stand up to companies such as Gazprom and consequently it is generally viewed as a slowing force in the liberalization process. In 2003 and 2004, the government considered legislation which would have brought forward reforms

from 2009, but now seems to have accepted that it is more viable politically to keep BOTAS as a 'national champion'.

Gas Sales Contract with AKSA

All gas sales from the Phase I Akçakoca Sub Basin project will be sold to AKSA National Gas Wholesale A.S. ("AKSA") on the following principal terms:

(i) all gas produced by the SASB partnership will be sold to AKSA, with no minimum delivery requirements and maximum delivery amounts constrained by the current capacity of the onshore processing facilities of approximately 75 mmcfd;

(ii) gas will be sold at the exit flange of the onshore processing facilities owned by the SASB partnership at a price based on a 7.45% discount to monthly BOTAS prices for non-interruptible supplies as posted on BOTAS's website;

(iii) there is a calorific value adjustment of 2.17% of the net (after taking into account the discounts referred to in (ii) above) price to reflect the slightly lower quality of the SASB gas;

(iv) there are further price adjustments (up and down) in the event that actual gas deliveries in a particular day fall outside of a ± 30% band either side of the daily nominated amount set at the start of each day;

(v) the term of the contract shall be for 3 years from the date of first gas deliveries.

UNITED KINGDOM

Stratic Energy (UK) Limited was formed in 2003 and has participated in the 21st, 22nd, 23rd and the recent 24th U.K. Offshore Licensing Rounds. The company has interests in eleven blocks and part blocks in the UK North Sea.

Blocks 9/28a (Area B), 16/2b and 16/3d are in the Southern Viking Graben; blocks 15/23c, 15/24a (part), 15/28a (part) and 15/29e are located in the Outer Moray Firth, and blocks 210/18, 210/19a, 210/20a and 211/13b are located in the North Viking Graben.

The North Sea has been a prolific hydrocarbon province for many years, with the Viking Graben as one of its major features. The graben and its flanks contain many of the largest oil fields in the North Sea, while most of the large gas fields are concentrated in the southern North Sea. The main source rock of the North Sea, the Jurassic Kimmeridge clay, underlies most of the area, while the reservoir rocks are mainly sandstones ranging from Triassic to Tertiary in age. Most of the large prospects have now been drilled, but there are still many smaller targets, mainly structural closures or stratigraphic traps which are now economical at current oil prices.

Block 211/13b West Don

Stratic operates Blocks 211/13b in partnership with Nippon Oil Exploration and Production U.K. Limited ("Nippon"), each with a net working interest of 50.00%. The block was awarded in the 22nd Round in 2004 and contains the northern extension of the undeveloped West Don oilfield.

The West Don field is a north to south trending tilted fault block reservoir, divided into two main accumulations. The field was discovered by well 211/18-9, which was drilled by Burmah Oil in 1975 and tested oil from a Jurassic Brent reservoir at rates of up to 5,000 bopd. This was appraised by well 211/13-4 in

1976, which was structurally deeper and failed to encounter hydrocarbons. A third well, 211/13b-11, drilled by BP in 1990, confirmed the discovery well and tested oil at rates of up to 7,600 bopd.

Negotiations have recently been concluded between the license group and the owners of adjoining block 211/18a (operated by Petrofac Resources Limited) to unitise the field. Stratic will have a 17.25% working interest in the West Don field fixed for field life. Stratic has also converted the Promote license under which the block was originally awarded into a conventional license to permit development of the field. A field development plan is currently being prepared and is expected to be submitted to the UK licensing authorities in the second quarter of 2007. The plan is predicated on the development of the field using three producing wells and one water injection well via a subsea tie-back scheme to nearby host infrastructure. First production from the field is dependent on rig availability but is targeted for the second half of 2008.

Block 9/28a (Area B) Crawford

Block 9/28a is operated by Petrofac Resources Limited (29% working interest) and contains the abandoned Crawford oil field. During 2006, Stratic acquired an additional 13.42% interest in the block, increasing its overall interest to 19%. The remaining partner is Fairfield Acer Limited with a 52% working interest.

The Crawford field produced oil from Middle Jurassic Hugin and poorer quality Triassic Cormorant reservoirs, coming on production in April 1989 and ceasing in December 1990. Overall field performance did not meet the expectations of the operator, Hamilton Brothers, and total oil production was only 3.93 MMstb. The facilities comprised a floating production facility with offshore loading from a CALM (catenary anchor leg mooring) buoy. The original production wells have now been capped and abandoned.

Crawford was developed based on 2D seismic and the field performance indicated that the field was more compartmentalised and complex than originally thought. A 3D seismic survey was shot over Blocks 9/27 and 9/28a by Amerada Hess and BP in 1997, and re-processed by Stratic and partners in 2004. Studies conducted on the field post seismic reprocessing have concluded that several of the Jurassic reservoirs within Crawford have only been partially depleted and that there remains considerable potential in the Triassic Cormorant reservoir and in the overlying Tertiary Sele sands.

Stratic and its partners have agreed to drill an appraisal well on the field in the second half of 2007, subject to rig availability, to target the Triassic reservoir in the northern part of the field with a high-angle well. The well will be retained as a production well if successful and a field development plan will be submitted based upon two or three high-angle and possibly multi-fracced Triassic producers, supplemented with a horizontal producer draining the Tertiary Sele sand accumulation. It is envisaged that the wells will be completed as subsea producers and tie-back via flowline to nearby host infrastructure.

Additional prospectivity has been identified on the block ranging from stratigraphic pinchout plays in the Tertiary to an undrilled Mesozoic horst block to the south of the Crawford field.

Blocks 16/2b & 16/3d Cairngorm

Stratic operates blocks 16/2b and 16/3d with a 50.00% net working interest in each block, in partnership with Nippon. Block 16/2b was acquired in the 22nd Licensing Round and Block 16/3d in the 23rd Licensing Round.

The blocks are located in water depths of approximately 110 to 140 metres and are adjacent to the main producing areas of the South Viking Graben. Production infrastructure is potentially available via the Brae complex to the south-east and the SAGE gas pipeline passes through the western part of Block 16/2b. The Cairngorm field discovery, which straddles the two blocks, was discovered by Marathon in 1990 by well 16/3a-11. The well tested at rates up to 2,600 bopd from fractured basement granite at 2,345 metres total vertical depth subsea. Well 16/2a-2 encountered 106 metres of oil-bearing fractured fluvial interbedded sandstones and shales of Devonian age, but did not flow on test. Mud losses during the testing procedure indicate a possibly fractured reservoir, but with insufficient pressure to produce oil.

Stratic completed a 411 square kilometre 3D seismic acquisition programme during 2006, covering blocks 16/2b and 16/3d. Processed seismic should be available for interpretation in March 2007 and, pending the outcome of this interpretation, an appraisal well on Cairngorm is tentatively planned for late 2007/early 2008.

In addition to the Cairngorm discovery, Stratic has identified six prospects and two leads in block 16/2b which will be the subject of further study using the new 3D seismic survey once it becomes available.

The most important of these has been identified as Prospect X and is prospective at two stratigraphic levels

- at Tertiary level, the size and shape of the prospect is defined by seismic high amplitudes and sediment mounding. The reservoir is postulated to be the Heimdal member of the Lista Formation and covers an area of 13 square kilometres and is analogous with the West Brae Field.
- at pre-Cretaceous level, the reservoir is postulated to be either Upper Jurassic transgressive sandstones or the Devonian Old Red Sandstone. It is identified by a seismic flat spot below the Base Cretaceous Unconformity.

At present, Prospect X is considered to be a relatively high risk exploration prospect, but Stratic hopes to be able to reduce this risk to acceptable levels after interpreting the new 3D seismic data. If Prospect X can be matured into a drillable lower risk target during this process, Stratic and its partner would likely plan to drill an exploration well on the prospect in 2008.

Blocks 210/18, 210/19a and 210/20a,

Blocks 210/18, 210/19a and 210/20a (a contiguous unit) were awarded to Stratic in September, 2005 under the 23rd Licensing Round as a "Promote" licence. Firm commitments require the acquisition of 280 km2 of 3D seismic, 100km of 2D seismic and reprocessing of 40km2 of 3D seismic, all of which have been fulfilled.

The blocks were acquired to test the stratigraphic trapping potential of the Upper Jurassic Home sandstones, which have only been partially tested by wells drilled to date on the blocks. There has been no drilling on Block 210/18; there are three wells on Block 210/19a and one well on Block 210/20a.

Stratic has identified three prospects on the acreage: two at upper Jurassic Home sandstone level as stratigraphic traps, and one structural closure at Brent sandstone level. Stratic is currently seeking farm-in partners to fund a work programme leading to drilling activity on the blocks.

Blocks 15/23c, 15/24a (part), 15/28a (part) and 15/29e Bowmore

Stratic was awarded interests in four blocks and part blocks in the recently announced 24th licensing round. The blocks, in which Stratic holds a 30% working interest, are contiguous and located in the Outer Moray Firth area of the North Sea. Nippon (30% working interest) is the designated operator of the blocks and the other partners are Hunt Petroleum UK Ltd (30%) and Britcana Energy Limited (10%).

The blocks, which are located in a highly prolific area to the west of the existing Brenda and Balmoral fields and to the north of the Britannia field, have been awarded with an initial four-year work programme comprising two firm and two contingent wells.

Multiple prospects and leads have already been identified at a number of stratigraphic levels. A Jurassic gas condensate discovery, Bowmore, drilled in 1990, is located on the awarded acreage along with a number of Palaeocene prospects and a deep play concept to the north of the existing Britannia field.

Stratic envisages that initial drilling on the blocks will take place in 2008 and is likely be an appraisal well on the existing Bowmore discovery.

SYRIA

In August, 2005 Stratic signed a Production Sharing Contract (PSC) for Block 17, which covers some 5,076 square kilometres and is located south of the Palmyra gas development area. Stratic operates the block with a net working interest of 35.00%, with partners KUFPEC (33.33%) and Dual Exploration Inc (31.67%). The initial term of the PSC is for three and a half years, with the option of up to two extensions of four years and three years respectively. The work obligation within the initial term is for the acquisition of at least 625 square kilometres of 2D seismic and the drilling of one exploration well. The relinquishment pattern under the terms of the PSC requires the partners to give up 25% of the total exploration area at the end of the initial term, which expires in June 2009.

Stratic has contracted BGP, a subsidiary of the Chinese National Oil Corporation (CNOC), to shoot 1,138 line kilometres of 2D seismic commencing in March 2007. Most of this new data will be acquired across the north of the block. In addition, some 2,340 kilometre of legacy seismic will be reprocessed.

Syria is the main producer of oil in the Eastern Mediterranean, but production is mainly from the east and north-eastern part of the country, and has been in decline, peaking at 590,000 bopd in 1996 and dropping to some 365,000 bopd in 2005. In order to address this declining oil production, the Syrian government is beginning to focus its attention on gas developments. To the north of Block 17, gas has been discovered in a number of fields, with an estimated gas in place of some 4.0 trillion cubic feet. These fields are primarily located in the Palmyride Fold Belt, which is an early Mesozoic rift located on the northern flank of the Arabian Platform. The main gas bearing reservoirs are located in the Triassic Kurrachine dolomites.

There is potential for further discoveries, both oil and gas, within the area covering Block 17, which lies across the Palmyra (Southern) Fold Belt and the South Syrian Platform. In the Fold Belt, potential leads are identified in reservoir rocks from the Carboniferous Markada Formation and the Permian Amanus Formation to the Triassic Kurrachine Dolomite. The potential for large structural traps decreases to the south onto the platform area, and the distance from potential source rocks increases, but there is still sufficient section and faulting to create traps. At El Thayr-1 and -2, in the north of Block 17, there were gas shows within the Kurrachine Dolomite and oil shows in the shallower Cretaceous section.

In Block 17, eight leads are identified on current 2D seismic. None of these have sufficient seismic coverage to estimate prospective volumes but the legacy data has been utilised to locate the new 2D seismic dataset currently in acquisition.

MOROCCO

The upstream oil and gas business in Morocco is relatively modest when compared with Algeria and Libya, and the country is relatively under-explored. Sedimentary basins cover a total area of some 417,000 square kilometres with an exploration drilling density of only about 1 well per 1,700 square kilometres. The most important oil and gas fields are located in the Essaouira Basin on the coast, and the Gharb Basin onshore in the north. The latter area is primarily gas producing.

Exploration and production of hydrocarbons in Morocco are governed by the 1992 law 21-90, as amended by law 27-99 in March, 2000. These laws provide typically for Reconnaissance Licences for seismic acquisition in the first phase of exploration and for Petroleum Agreements for more advanced exploration and development activity. The Reconnaissance Licence is for a period of one year, which can be extended. All or part of the area covered by a Reconnaissance Agreement can be converted under a Petroleum Agreement, which must be concluded with the State prior to obtaining an Exploration Permit, which lasts for 8 years and covers exploration and appraisal drilling, and an Exploration Concession, which lasts for 25 years and covers exploitation and development of hydrocarbon resources. The Government has back-in rights of up to 25% depending on the terms of the Petroleum Agreement.

Moulay Bousselham and Mamora Exploration Permits

The Moulay Bousselham and Mamora Exploration Permits are located onshore in the Rharb Basin and cover some 1,982 square kilometres and 1,999 square kilometres respectively. Stratic has a 36.00% working interest (prior to the back-in rights of ONHYM, the Moroccan state oil company) in both permits. The operator is Heyco Maroc (39.00% working interest), with U.S. Enercorp Maroc (25.00%) as the remaining partner.

The Rharb Basin is a Mesozoic – Tertiary basin covering some 8,000 square kilometres onshore and extending an equal amount offshore. The sedimentary rocks are mostly marine and range from deep water turbidites to shallow marine sandstones and carbonates. However, because of the sparse drilling in the basin, the likely reservoir rocks and cap rocks in the various leads are speculative. The basin is dominated by early Tertiary (Alpine) compressional tectonics, which has created a series of high-angle reverse-thrust anticlines (termed "nappes"). Many of the leads are associated with these "nappes". Because of the complex folding and faulting and probably partly because of surface conditions, existing seismic data is difficult to interpret, leading to much uncertainty in hydrocarbon assessment. There are several surface oil and gas seeps within the basin, which are encouraging signs of petroleum generation. Seismic amplitude anomalies are cited as evidence for trapped hydrocarbons, probably gas, particularly in the shallow sub-surface Tertiary sequence.

Early exploration in the basin led to the discovery in 1923 of the Ain Hamra Field. The Tertiary sandstones of this field produced oil from 1927 to 1953. In the 1960s several biogenic gas fields were discovered in the area between the Mamora and Moulay Bousselham permits.

In late 2006, Stratic and its partners drilled an exploration well, Menadra-1 on a high angle thrust-faulted anticline which lies along strike from Ain Hamra field. The well was drilled to a depth of 1500 metres into pre-Miocene nappes. Although numerous gas shows were reported, the entire section lacked an effective reservoir sequence and the well was abandoned as a dry hole.

Based on widely-spaced reconnaissance seismic data, Stratic and the operator have identified 12 further leads within the Moulay Bousselham permit.

Seismic coverage over the Mamora permit is very limited and no prospective resources have yet been assigned to this area.

Guercif-Beni Znassen Reconnaissance Permit

The permit covers some 13,750 square kilometres and was awarded to Stratic Energy (Morocco) Inc, with Transatlantic Petroleum Corporation as operator in June 2005. Stratic's net working interest is 40%. The permit is located onshore in north-eastern Morocco and has been poorly explored in the past, with no discoveries, but contains a number of exploration plays, many of which have been successfully tested in Algeria and Libya. Seven wells have been drilled in the basin between 1972 and 1987. These were all dry holes but analysis carried out by Transatlantic Petroleum suggests that some of the wells drilled may have missed potential pay.

The Guercif-Beni Znassen area contains sediments of Permo-Triassic to Miocene age. Compressional alpine tectonics have created large high angle thrust structures. Potential hydrocarbon traps are expected both in the Miocene marls and within the Jurassic clastics and carbonates.

Since permit award, the partnership has acquired 7,500 square kilometres of aero gravity and aeromagnetic survey data and reprocessed 4,300 line kilometres of 2D seismic over the permit area. This data is currently being interpreted to enable a decision on whether to enter into negotiations to convert the permit area to a conventional Petroleum Agreement upon expiry of the (extended) initial term, which runs out on June 27, 2007

ITALY

Stratic owns rights over the Longastrino and Savio permits located in the prolific Po Valley area, near the eastern coast of northern Italy. This acreage is adjacent to Grove Energy's San Marco acreage upon which the Abbadesse gas discovery was made in 2005. Other gas discoveries have also been recently made in the area, including ENI's Agosta gas field in 2002 on a license adjacent to Longastrino.

From the early 1950s until the late 1990s, ENI/AGIP, the Italian state oil company, had exclusive exploration rights over a majority of the Po Valley Gas Basin in which more than 2,500 wells have been drilled to date. Total basin reserves of gas are approximately 19 trillion cubic feet.

The majority of hydrocarbons in the Po Valley Gas Basin are Pliocene and Pleistocene biogenic gas. In the vicinity of the Longastrino and Savio Exploration Permit, Pliocene age Porto Corsini and Porto Garibaldi formations have provided the reservoir rocks. The conditions necessary for the formation and entrapment of gas interpreted to be biogenic include adequate total organic carbon content, high sedimentation rates, synsedimentary tectonics, adequate reservoir presence, and a cool thermal regime where bacteria can still exist and where organic matter does not degrade significantly. Biogenic gas accumulations are commonly found in close proximity to their organic source material. Such conditions were satisfied in the Po Valley Gas Basin during the deposition of Pliocene and Pleistocene siliciclastic turbidites. The biogenic gas has been confirmed within the entire Po Valley Gas Basin and the best combination of factors for its entrapment is in the Porto Corsini and Porto Garibaldi in thrusted anticlines, simple drape structures and stratigraphic traps.

Stratic Energy has concluded a farm-in agreement with wholly-owned subsidiaries of Northern Petroleum Plc and ATI Oil, under which Stratic has committed to fund the acquisition of seismic data together with related technical interpretation work up to a maximum of Euro 1 million in exchange for options to drill a single well on each permit to earn a 50% working interest in both permits. Stratic's total commitment, if the options on both permits are exercised, is Euro 9.05 million.

The Longastrino Licence covers 140 square kilometres and the Savio Licence covers 460 square kilometres. Both licences are covered by 2D reconnaissance seismic recorded during the 1970s to 1990s. There are 8 exploration wells on the Longastrino block, and 13 on the Savio block. Seven structural/stratigraphic leads have been identified based on existing seismic data; further seismic will be purchased from ENI to enable these leads to be firmed up for drilling in late 2007/early 2008.

FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Statements

The following financial statements of Stratic, filed with Canadian Securities Authorities, are incorporated by reference herein:

- the audited consolidated financial statements of Stratic for the fiscal years ended December 31, 2005, 2004 and 2003, together in each case with the auditors' report thereon and the notes thereto; and
- the unaudited interim consolidated financial statements of Stratic for the three and nine month periods ended September 30, 2006 and 2005, together with the notes thereto.

Copies of these documents are available through the internet via the System for Electronic Document Analysis and Retrieval (SEDAR) maintained by the Canadian Securities Authorities at www.sedar.com.

See "*Information Respecting Stratic – Documents Incorporated by Reference*" in Part II of the Information Circular.

Selected Consolidated Financial Information

The following table sets forth selected consolidated financial information of Stratic as at and for the periods indicated and should be read in conjunction with the consolidated financial statements of Stratic (including the notes thereto) incorporated by reference herein:

($000's except per share amounts)	Nine Months Ended September 30, 2006 (unaudited)	Years Ended December 31 2005 (audited, except per share figures)	2004 (audited, except per share figures)	2003 (audited, except per share figures)
Total revenues	607	458	46	51
Total revenues, net of royalties	607	458	46	51
Operating expenses	5,571	3,974	966	892
Income (loss) from continuing operations	(4,964)	(3,515)	(920)	(840)
Per share (basic)	(0.04)	(0.04)	(0.01)	(0.02)
Per share (diluted)	(0.04)	(0.04)	(0.01)	(0.02)
Cash flow from (used in) operations	(1,447)	(1,008)	(294)	(161)
Per share (basic)	(0.01)	(0.01)	(0.00)	(0.00)
Per share (diluted)	(0.01)	(0.01)	(0.00)	(0.00)
Net income (loss)	(4,685)	(4,224)	(2,239)	(459)
Per share (basic)	(0.03)	(0.04)	(0.04)	(0.01)
Per share (diluted)	(0.03)	(0.04)	(0.04)	(0.01)
Total assets	54,272	49,284	12,230	4,771
Working capital, excluding current bank debt	12,369	29,669	4,946	1,914
Bank debt	-	-	-	-
Shareholders' equity	50,050	48,319	11,643	4,620

Quarterly Information

The following table sets forth selected consolidated financial information of Stratic for each of the eight (8) most recently completed quarters and should be read in conjunction with the consolidated financial statements of Stratic (including the notes thereto) incorporated by reference herein:

($000's except per share amounts)	Three Months Ended September 30, 2006 (unaudited)	June 30, 2006 (unaudited)	March 31, 2006 (unaudited)	December 31, 2005 (unaudited)
Total revenues	126	210	271	263
Total revenues, net of royalties	126	210	271	263
Cash flow from (used in) operations	(604)	(331)	(512)	(253)
Per share (basic)	(0.00)	(0.00)	(0.00)	(0.00)
Per share (diluted)	(0.00)	(0.00)	(0.00)	(0.00)
Net income (loss) [(2)]	(1,533)	(1,706)	(1,446)	(1,427)
Per share (basic)	(0.01)	(0.01)	(0.01)	(0.01)
Per share (diluted)	(0.01)	(0.01)	(0.01)	(0.01)

($000's except per share amounts)	Three Months Ended September 30, 2005 (unaudited)	June 30, 2005 (unaudited)	March 31, 2005 (unaudited)	December 31, 2004 (unaudited)
Total revenues	86	81	28	22
Total revenues, net of royalties	86	81	28	22
Cash flow from (used in) operations (1)	(604)	(809)	(512)	(26)
Per share (basic)	(0.00)	(0.00)	(0.00)	(0.00)
Per share (diluted)	(0.00)	(0.00)	(0.00)	(0.00)
Net income (loss) (2)	(1,398)	(731)	(668)	(1,267)
Per share (basic)	(0.01)	(0.01)	(0.01)	(0.02)
Per share (diluted)	(0.01)	(0.01)	(0.01)	(0.02)

Management's Discussion and Analysis

Management's discussion and analysis of financial condition and results of operations of Stratic for the following periods, filed with Canadian Securities Authorities, are incorporated by reference herein:

- the financial years ended December 31, 2005, 2004 and 2003; and
- the three and nine month periods ended September 30, 2006 and 2005.

Copies of these documents are available through the internet via the System for Electronic Document Analysis and Retrieval (SEDAR) maintained by the Canadian Securities Authorities at www.sedar.com.

See "*Information Respecting Stratic – Documents Incorporated by Reference*" in Part II of the Information Circular.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Stratic (in U.S. dollars): (i) as at December 31, 2006; (ii) pro forma upon completion of the Arrangement after conversion of the subscription receipts issued and sold on March 6, 2007. See "*Business and Strategy – Financing Activities*". The table should be read in conjunction with the consolidated financial statements of Stratic (including the notes thereto) incorporated by reference herein.

($000's)	As at December 31, 2006	Pro forma Completion of the Arrangement
Debt:		
Long-term debt (bank loan)	$6,505	$6,505
Share Capital:(1) (2)		
Stratic Common Shares (authorized – unlimited)	$56,624 (142,408,820 shares)	$209,745 (269,041,204 shares)
Non-Voting Common Share (authorized – unlimited)	-	-
Preferred Shares (authorized – unlimited)	-	-

Notes:

(1) See "*Description of Share Capital*" for a summary of the characteristics and rights associated with each class of Stratic shares.

(2) As at December 31, 2006, an aggregate of 12,577,500 Stratic Common Shares (12,527,500 as at the date hereof) were issuable upon the exercise of outstanding Options at a weighted average exercise price of $0.99 per share ($0.99 as at the date hereof). See "*Options to Purchase Securities – Stock Option Plan*".

DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Corporation consists of an unlimited number of Stratic Common Shares, an unlimited number of common non-voting shares and an unlimited number of preferred shares, issuable in series. As at the date hereof, there are 183,995,860 Stratic Common Shares (including 23,018,520 Subscription Receipts convertible into Stratic Common Shares), no common non-voting shares and no preferred shares issued and outstanding.

Common Voting Shares

The holders of Stratic Common Shares are entitled to one (1) vote for each Common Share held at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote. All Stratic Common Shares rank equally as to dividends, voting powers and participation in the remaining property of the Corporation upon liquidation or dissolution of the Corporation. The Stratic Common Shares rank equally with the common non-voting shares of the Corporation but are subordinated to the rights of holders of preferred shares of the Corporation.

Common Non-Voting Shares

The holders of common non-voting shares are not entitled to vote. All common non-voting shares rank equally as to dividends and participation in the remaining property of the Corporation upon liquidation or dissolution of the Corporation. The common non-voting shares rank equally with the Stratic Common Shares of the Corporation but are subordinated to the rights of holders of preferred shares of the Corporation.

Preferred Shares

The preferred shares may at any time or from time to time be issued in one or more series, each series to consist of such number of shares as the directors of the Corporation may determine. The directors of the Corporation may by resolution fix, from time to time, before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the shares of any series. The preferred shares shall be entitled to preference over the Stratic Common Shares and the common non-voting shares of the Corporation and over any other shares ranking junior to the preferred shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, and may also be given other similar preferences over the Stratic Common Shares and the common non-voting shares of the Corporation.

TRADING PRICE AND VOLUME

The Stratic Common Shares are listed on the Exchange under the trading symbol "SE". The following table sets out the high, low and closing prices and the total trading volumes of the Stratic Common Shares on the Exchange for each of the periods indicated:

	High ($)	Low ($)	Close ($)	Trading Volume
2005				
First Quarter	1.49	0.58	1.16	28,023,060
Second Quarter	1.23	0.61	1.00	12,734,720
Third Quarter	1.37	0.82	1.00	26,165,980
Fourth Quarter	1.02	0.56	0.81	22,244,370

	High ($)	Low ($)	Close ($)	Trading Volume
2006				
First Quarter	1.19	0.79	1.00	27,922,880
Second Quarter	1.64	1.00	1.25	24,454,090
Third Quarter	1.30	0.80	1.06	9,706,100
October	1.18	0.80	1.00	2,706,110
November	1.18	0.93	1.05	5,296,970
December	1.33	0.98	1.30	7,448,200
2007				
January	1.70	1.07	1.47	13,857,200
February	1.50	1.13	1.29	6,843,800
March 1-15 (11 trading days)	1.44	1.15	1.36	3,530,665

On February 5, 2007, the last trading day prior to the announcement by Stratic and Grove on February 6, 2007 of the proposed Arrangement, the closing price of the Stratic Common Shares on the Exchange was $1.44 per share. It is a condition of the Arrangement that the Stratic Common Shares to be issued pursuant to the Arrangement are listed on the Exchange.

PRIOR SALES

The following table sets forth information regarding the Stratic Common Shares issued by Stratic since January 1, 2006:

Date of Issue	Nature of Transaction	Average Price per Share ($)	Number of Shares	Gross Proceeds ($)
Various	Issue of Stratic Common Shares on the exercise of stock options	$0.36	1,607,600	584,250
Various	Issue of Stratic Common Shares on the exercise of compensation options	$0.40	495,781	198,312
Various	Issue of Stratic Common Shares on the exercise of warrants	$0.57	5,213,531	2,956,766
March 6, 2007	Private Placement of Stratic Common Shares	$1.35	18,518,520	25,000,002
March 6, 2007	Private Placement of Subscription Receipts (each automatically convertible into one Stratic Common Share upon completion of the Arrangement)	$1.35	23,018,520	31,075,002

DIVIDEND RECORD AND POLICY

The holders of Stratic Common Shares and non-voting common shares of Stratic are entitled to receive dividends if, as and when declared by the Stratic board of directors. No dividends have been declared or paid on any class of Stratic shares and it is not currently contemplated that any dividends will be declared or paid in the near future. Any decision to declare or pay dividends on the Stratic shares will depend upon the

financial condition, capital requirements and earnings of Stratic, and any other factors the board of directors may deem relevant.

RIGHTS TO ACQUIRE STRATIC COMMON SHARES

Stock Option Plan

Stratic has adopted a stock option plan (the "Option Plan") for directors, officers, employees and consultants of the Corporation, as amended, which permits the granting of options ("Options") to purchase up to a maximum of 17,000,000 Stratic Common Shares. The number of Options to be granted and the exercise price thereof is set by the Stratic board of directors at the time of grant, provided that the exercise price shall not be less than the market price of the Stratic Common Shares at the time of grant. Options granted under the Plan are generally exercisable for a period of five years, and may vest at such time or times as the board of directors determines at the time of grant, subject to the rules of the Exchange or any other stock exchange or other regulatory body having jurisdiction.

As at the date hereof an aggregate of 12,527,500 Options are outstanding, each entitling the holder thereof to subscribe for and purchase one (1) Stratic Common Share on payment of the stated exercise price and otherwise upon and subject to the terms and conditions thereof. The weighted average exercise price of the outstanding Options is $0.99 per share.

The following table sets out certain details with respect to all Options that are outstanding as at the date hereof:

Category of Holder	Number of Holders	Number of Shares Under Option	Date(s) of Grant	Expiry Date(s)	Exercise Price	Market Value of Shares at Date of Grant ($per Share)
Non-Executive Directors	5	925,000	23-May-03	22-Mar-08	0.30	0.26
		225,000	15-Dec-03	14-Dec-08	0.42	0.42
		300,000	25-Jun-04	24-Jun-09	0.40	0.36
		-	14-Feb-05	13-Feb-05	0.74	0.74
		2,000,000	07-Mar-05	10-Mar-06	1.20	1.20
		-	12-Aug-05	11-Aug-10	1.22	1.22
		190,000	06-Sep-05	10-Sep-05	1.29	1.29
		155,000	16-Dec-05	15-Dec-10	0.90	0.90
		-	25-Apr-06	24-Apr-11	1.35	1.35
		300,000	16-Jun-06	15-Jun-11	1.30	1.30
Executives	3	450,000	23-May-03	22-Mar-08	0.30	0.26
		350,000	15-Dec-03	14-Dec-08	0.42	0.42
		150,000	25-Jun-04	24-Jun-09	0.40	0.36
		-	14-Feb-05	13-Feb-05	0.74	0.74
		-	07-Mar-05	10-Mar-06	1.20	1.20
		2,850,000	12-Aug-05	11-Aug-10	1.22	1.22
		75,000	06-Sep-05	10-Sep-05	1.29	1.29
		1,850,000	16-Dec-05	15-Dec-10	0.90	0.90
		-	25-Apr-06	24-Ar-11	1.35	1.35
		375,000	16-Jun-06	15-Jun-11	1.30	1.30

Category of Holder	Number of Holders	Number of Shares Under Option	Date(s) of Grant	Expiry Date(s)	Exercise Price	Market Value of Shares at Date of Grant ($per Share)
Employees	7	237,500	23-May-03	22-Mar-08	0.30	0.26
		-	15-Dec-03	14-Dec-08	0.42	0.42
		85,000	25-Jun-04	24-Jun-09	0.40	0.36
		75,000	14-Feb-05	13-Feb-05	0.74	0.74
		-	07-Mar-05	10-Mar-06	1.20	1.20
		-	12-Aug-05	11-Aug-10	1.22	1.22
		85,000	06-Sep-05	10-Sep-05	1.29	1.29
		90,000	16-Dec-05	15-Dec-10	0.90	0.90
		230,000	25-Apr-06	24-Apr-11	1.35	1.35
		1,530,000	16-Jun-06	15-Jun-11	1.30	1.30
Total	15	12,527,500				

There can be no assurance that any of the outstanding Options will be exercised in whole or in part.

Subscription Receipts

On March 6, 2007, Stratic completed a private placement of 18,518,520 Stratic Common Shares at a price of $1.35 per share and 23,018,520 subscription receipts at a price of $1.35 per receipt, for aggregate gross proceeds of $56,075,004. Each subscription receipt entitles the holder thereof to receive, without payment of any additional consideration, one (1) Stratic Common Share upon the Arrangement becoming effective; provided, however, that if the Arrangement is not completed on or before June 30, 2007 the subscription receipts will be redeemed and the proceeds returned to the purchasers thereof. The gross proceeds from the sale of the subscription receipts, totaling $31,075,004, are held in escrow by Equity Transfer & Trust Company and will be released to Stratic only upon completion of the Arrangement.

DIRECTORS AND OFFICERS

The following table states the name and jurisdiction of residence of each of the directors and executive officers of Stratic, the position or office now held by them, their principal occupations for the five preceding years and the date on which they first became directors or officers of Stratic (as applicable):

Name and Jurisdiction of Residence	Current Position with Stratic	Principal Occupation	Director or Officer Since
Sir Graham Hearne [2][4][5] *United Kingdom*	Non-Executive Chairman	Non-Executive Chairman, Stratic Energy Corporation since March 2005. Also Chairman, Catlin Group Limited and Braemar Seascope plc; Deputy Chairman, Gallaher Group plc; Director, NM Rothschild & Sons Limited. Previously Chairman of Enterprise Oil plc (1991 to 2002).	March 2005
Kevin Watts *United Kingdom*	President and Chief Executive Officer and a Director	President and Chief Executive Officer, Stratic Energy Corporation since August 2005. Previously Director of Enterprise Oil plc (1998 to 2002) and subsequently thereto engaged in private property investment.	August 2005
Hugh G. Ross [1][2][3][4] *Alberta, Canada*	Vice Chairman	President and Chief Executive Officer, Gentry Resources Ltd. (publicly-traded oil and gas company), Calgary, Alberta since 1990.	April 1999
Colin Orr-Ewing [1][3][5] *United Kingdom*	Director	Researcher, Blakeney Management Ltd. (private fund management company), London, UK since 1994.	September 1998
John Weatherall [1][3] *Ontario, Canada*	Director	President and Chairman, Scarthingmoor Asset Management Inc. (private fund management company), Toronto, Ontario since 1998. Previously Chairman of Toronto Dominion Asset Management, Toronto, Ontario.	February 2003
Peter Kingston [2][4][5] *United Kingdom*	Director	Oil industry consultant since 1992. Deputy Chairman of Soco International plc	May 2005
Mark Bilsland *United Kingdom*	Chief Financial Officer	Chief Financial Officer, Stratic Energy Corporation since October 2005. Previously, Chief Operating Officer, KMOC Inc. (private oil and gas company) (2000 to 2003) and subsequently thereto engaged in private investment activities.	October 2005
Tom Mackay *United Kingdom*	Senior Vice President, Technical	Senior Vice President, Technical, Stratic Energy Corporation since October 2005. Previously, General Manager, Stratic Energy Corporation since 2002 and prior thereto an independent oil industry consultant.	December 2003

Notes:

(1) Member of the Audit Committee, comprising Messrs. Weatherall (Chairman), Orr-Ewing and Ross.

(2) Member of the Compensation Committee, comprising Messrs. Kingston (Chairman), Hearne and Ross.

(3) Member of the Corporate Governance Committee, comprising Messrs. Orr-Ewing (Chairman), Weatherall and Ross.

(4) Member of the Nominating Committee, comprising Messrs. Ross (Chairman), Hearne and Kingston.

(5) Member of the Reserves Review Committee (a sub-committee of the Audit Committee), comprising Messrs. Kingston (Chairman), Hearne and Orr-Ewing

As of the date hereof, based on information obtained from the System for Electronic Disclosure by Insiders (SEDI) and furnished by the respective individuals, the directors and executive officers of Stratic, as a group, beneficially own, directly or indirectly, or exercise control of direction over 2,828,566 Stratic Common Shares, representing approximately 1.5% of the total number of Stratic Common Shares issued and outstanding at March 15, 2007(approximately 6.6% on a fully-diluted basis).

The term of office of all directors will expire on the date of the next annual meeting of holders of Stratic Common Shares.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or controlling securityholder is or has, within the ten (10) years preceding the date hereof, to the knowledge of Stratic, been a director or officer of any issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under Canadian securities laws for a period of more than thirty (30) consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director, officer or controlling securityholder has, within the ten (10) years preceding the date hereof has, to the knowledge of Stratic, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, or entered into a settlement agreement with a Canadian securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director, officer or controlling securityholder, nor a personal holding company of any such person, has, within the ten (10) years preceding the date hereof has, to the knowledge of Stratic, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Stratic will be subject in connection with the operations of Stratic. In particular, certain of the directors and officers of Stratic are directors of or otherwise involved with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Stratic, or entities which may, from time to time, provide financing to, or make equity investments in, competitors of Stratic. Conflicts, if any, will be subject to the procedures and remedies available under the YBCA. All directors are also required by law to act honestly and in good faith with a view to the best interests of Stratic.

Certain of the Stratic directors also have other employment or other business or time commitments and will therefore only be able to devote part of their time to the affairs of Stratic.

PRINCIPAL HOLDERS OF VOTING SECURITIES

The Stratic Common Shares are the only voting securities of Stratic. To the knowledge of the directors and senior officers of Stratic, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Stratic Common Shares.

COMPENSATION OF MANAGEMENT

Report on Executive Compensation

During the financial year ended December 31, 2005, Stratic recruited a full time management team, resulting in the inclusion of a salary component in the annual compensation consideration in addition to annual bonus payments and option grants. For the financial year ended December 31, 2004, Stratic's compensation for executive officers and key personnel was in the form of option grants and annual bonus payments with the

exception of the Senior Vice President, Technical, who was retained on a consulting contract. Access to the share option plan remains a substantial component of the overall compensation of Stratic's officers and key personnel.

Participation in the Option Plan rewards overall corporate performance, as measured through the market price of Stratic Common Shares, and enables executive officers to develop and maintain a significant ownership position in Stratic. The exercise price of every outstanding Option is not less than the market value of the Stratic Common Shares on the date of grant. See "*Options to Purchase Securities – Stock Option Plan*" above.

Summary Compensation Tables

The following table sets forth certain information regarding the total compensation paid for the years ended December 31, 2006, 2005 and 2004, to the identified executive officers of Stratic (the "**Named Executive Officers**").

		ANNUAL COMPENSATION			OTHER COMPENSATION	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation (5) ($)**	**Securities Under Options Granted (#)**	**All Other Compensation (1) ($)**
Kevin Watts (2)(3)	2006	£160,000	£35,000	£17,269	–	–
President and Chief Executive Officer	2005	£62,366	Nil	£7,484	2,850,000	–
Mark Bilsland (4)	2006	£110,000	£25,000	£13,200	–	–
Chief Financial Officer	2005	£27,500	Nil	£3,300	1,750,000	–
Thomas Mackay	2006	£105,000	£15,000	£12,600	375,000	–
Senior Vice-President, Technical	2005	£105,000	Nil	£12,600	175,000	–
	2004	US$110,826	US$25,000	US $13,652	150,000	–

Notes:

(1) Stratic does not: (i) maintain any long-term incentive plans, being plans providing compensation intended to motivate performance over a period greater than one financial year, or make any similar payments; (ii) sponsor or maintain any pension, retirement or savings plans; or (iii) issue or grant stock appreciation rights, restricted shares or restricted share units.

(2) Mr. Watts also receives certain fees in his capacity as a director of Stratic. See "*Compensation of Directors*".

(3) Mr. Watts was appointed President and Chief Executive Officer effective August 11, 2005.

(4) Mr. Bilsland was appointed Chief Financial Officer effective October 3, 2005.

(5) Contributions by Stratic to the personal pension plan of each Named Executive Officer.

The following table sets forth information concerning the total compensation paid by Stratic to the Non-Executive Chairman of Stratic for the years ended December 31, 2006 and 2005:

		ANNUAL COMPENSATION			OTHER COMPENSATION	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options Granted (#)**	**All Other Compensation ($)**
Sir Graham Hearne	2006	$250,000	–	–	–	–
Non-Executive Chairman	2005	$250,000	–	–	2,000,000	$250,000 (1)

Note:

(1) One-time signing bonus payable in consideration of Sir Graham Hearne agreeing to act as Executive Chairman, if required, for a minimum period of 3 years.

Stock Options Grants During the Year Ended December 31, 2006

The following table sets forth information regarding Options granted to the Named Executive Officers during the financial year ended December 31, 2006.

Name of Executive Officer	Shares Under Options Granted (#)	% of Total Options Granted in Financial Period	Exercise Price ($/share)	Market Value of Shares Underlying Options on Date of Grant ($/share)	Expiration Date
Kevin Watts	—	—	—	—	—
Mark Bilsland	—	—	—	—	—
Thomas Mackay	375,000	15.4	$1.30	$1.30	June 15, 2011

Aggregated Option Exercises during the Financial Year ended December 31, 2006 and Year-end Option Values

The following table sets forth information regarding Options exercised by the Named Executive Officers during the financial year ended December 31, 2006 and the number and value of unexercised Options held by the Named Executive Officers as at December 31, 2006.

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2006 (#)		Value of Unexercised in-the-Money Options at December 31, 2006 [(1)] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Kevin Watts	—	—	2,137,500	712,500	171,000	57,000
Mark Bilsland	—	—	1,312,500	437,500	525,000	175,000
Thomas Mackay	—	—	1,081,250	418,750	923,563	10,188

Note:

(1) The value of the unexercised "in-the-money" Options has been determined by multiplying the number of Stratic Common Shares that may be acquired upon the exercise of the Options by the difference between the closing price of the Stratic Common Shares on the Exchange on December 29, 2006 (being the last trading day in 2006) of $1.30 and the exercise price of the Options.

Employment Contracts

Stratic has entered into employment agreements with each of its President and Chief Executive Officer (Kevin Watts), Chief Financial Officer (Mark Bilsland) and Senior Vice President, Technical (Thomas Mackay).

Each agreement provides for the basic terms and conditions on which the executive officer shall be employed by Stratic. As at the date hereof, the annual salaries payable thereunder are: £190,000 for Mr. Watts; £125,000 for Mr. Bilsland; and £120,000 for Mr. Mackay. In addition, Stratic will make monthly contributions to each officer's personal pension plan at a rate of 12% of salary.

Stratic has also agreed to pay, on behalf of each such executive officer, the premiums payable in respect of life insurance in an amount equal to 3 times the officer's salary; an income protection scheme that provides for an income equal to one-half of the executive's salary until his 65th birthday if he is unable to continue in service because of certified ill health after six months of continuous absence, membership in UK-based health and dental insurance schemes, world-wide travel insurance, and memberships in appropriate professional

bodies. Messrs. Watts and Bilsland are entitled to bank and public holidays plus five weeks of paid vacation every calendar year. Mr. Mackay is similarly entitled to 35 days of paid vacation per year in addition to statutory public holidays.

The employment of Messrs. Watts and Bilsland may be terminated by either party on not less than 365 days' written notice; provided, however, that Stratic shall be entitled to terminate employment forthwith in the event that the officer is or becomes: (i) incapacitated for any reason whatsoever from efficiently performing his duties under the agreement for six consecutive months or for 125 working days in any 12-month period; (ii) of unsound mind or a patient for the purposes of any statute relating to mental health; (iii) bankrupt or compound with his creditors; (iv) prohibited by law from serving in office; (v) guilty of serious misconduct or any serious breach of any obligations to Stratic or any of its subsidiaries; or (vi) unwilling to comply with any lawful orders or directions given to him by Stratic. The agreements with Messrs. Watts and Bilsland will automatically terminate when the executive reaches the normal retirement age of Stratic.

Mr. Mackay's employment agreement may be terminated by either party on 180 days' written notice, or by Mr. Mackay on 90 days' written notice if there is a change of control of Stratic.

The agreements with Messrs. Watts and Bilsland expressly provide that, in the event of the agreement being terminated by reason of the reorganization, amalgamation or reconstruction of Stratic, if the officer is offered employment with the succeeding corporation on terms and conditions not less favourable than those contained in his respective agreement, he shall have no claim against Stratic in respect of the termination. In the case of Mr. Bilsland, Stratic has covenanted, to the extent permitted by applicable law and regulation, to require any successor to all or substantially all of the business or assets of Stratic, by agreement in form and substance reasonably satisfactory to him, to expressly assume and agree to perform his agreement in the same manner and to the same extent that Stratic would be required to perform if no such succession had taken place.

In respect of Sir Graham Hearne (Non-Executive Chairman) Stratic has entered into a service agreement which provides a stipend of $250,000 per annum and under which Sir Graham is expected to spend up to 4 business days per month on Stratic's business. In addition, the agreement also provided for a one-time signing bonus of $250,000 in consideration for a commitment to provide the services, if required, of an executive chairman for a minimum period of 3 years from March 2005. There are no provisions for health care, life insurance, income protection or pension contributions, and no specific arrangements for termination save that Sir Graham's appointment shall be subject to approval of shareholders at each Annual General Meeting.

Compensation of Directors

During 2006, each of the directors of Stratic, including Mr. Watts who was also a Named Executive Officer during 2006, received the sum of US$3,000 for serving as a director, plus US$1,000 for each board meeting attended in person, US$400 for each board meeting attended by telephone, US$250 for each committee meeting attended in person, and US$250 for each committee meeting attended by telephone. The Chair of each committee of the Board of Directors also received an additional US$250 for each committee meeting. Stratic also reimburses directors for reasonable expenses incurred by them while acting in their capacity as directors.

Indebtedness of Directors and Officers

As at the date hereof, no director or officer of Stratic or any associate of any such persons (including companies controlled by them), no employee of Stratic or any of its subsidiaries and no former director, executive officer or employee of Stratic is indebted to Stratic or any of its subsidiaries (other than "routine indebtedness" as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or undertaking provided by Stratic.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Option Plan is Stratic's only equity-based compensation plan or arrangement. The following table provides information regarding the Shares authorized for issuance under the Option Plan as at December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights *(a)*	Weighted-average exercise price of outstanding options, warrants and rights *(b)*	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) *(c)*
Equity compensation plans approved by securityholders	12,527,500	$0.99	2,672,500 [(1)]
Equity compensation plans not approved by securityholders	—	—	—
Total	12,527,500	$0.99	2,672,500 [(1)]

Note:

(1) An aggregate of 1,800,000 Options have previously been exercised or have lapsed and are not available for future grants under the Option Plan.

RISK FACTORS

There are a number of risks and uncertainties that may materially adversely affect Stratic's business, financial condition and/or results of operations. Exploration for oil and gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that any commercial quantities of oil and gas will be discovered by Stratic or that existing discoveries may be successfully developed. Additional risks and uncertainties not currently known to the management of Stratic may also have an adverse effect on the business and the information set out below does not purport to be an exhaustive summary of the risks affecting Stratic. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in the Information Circular. Stratic securityholders should carefully consider the information contained herein and, in particular, the following risk factors.

Oil and Gas Exploration

Exploration and development of oil and gas reserves is a speculative and involves a high degree of risk. There is no certainty that expenditures made by Stratic for exploration or development will result in discoveries of economic reserves. The marketability of natural resources, which may be acquired or discovered by Stratic, will be affected by numerous factors beyond the control of Stratic.

Exploration and development of oil and gas properties is subject to a number of factors including market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of oil and gas, health and safety and environmental protection. The affect of these factors cannot be accurately predicted, but the combination of these factors may result in Stratic's not receiving an adequate return on invested capital.

Locating oil and gas reserve deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. Even a combination of experience, knowledge and careful evaluation may not be able to overcome the risks involved in exploration.

Whether reserves, once discovered, will be commercially viable also depends on a number of factors, some of which are the particular attributes of the reserve body, such as its porosity, and proximity to infrastructure. Most of these factors are beyond the control of Stratic.

Exploration, Development and Production Risks

The value of Stratic's property interests is dependent on the success or otherwise of Stratic's activities which are principally directed toward the further exploration, appraisal and development of its projects in Turkey, the UK North Sea, Italy, Morocco and Syria. Stratic has rights to explore and appraise such assets but does not necessarily have a right to produce until such time as the reserves are determined to be commercial and appropriate exploitation licences are granted. Exploration, appraisal and development of oil and gas reserves is speculative and involves a significant degree of risk. There is no guarantee that exploration or appraisal of the properties in which Stratic holds an interest will lead to a commercial discovery or, if there is commercial discovery, that Stratic will be able to realize such reserves as intended. Few properties that are explored are ultimately developed into new reserves. If at any stage Stratic is precluded from pursuing its exploration or development programs, or such programs are otherwise not continued, Stratic's business, financial condition and/or results of operations and, accordingly, the value of Stratic's property interests and by extension the trading price of the Stratic Common Shares, are likely to be materially adversely affected.

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Stratic depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, Stratic's existing reserves and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Stratic's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Stratic will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Stratic may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Stratic.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, Stratic explores for and produces sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to Stratic. Risks also include encountering unexpected formations or pressures, premature declines of reservoirs, and equipment failures. Although Stratic maintains insurance in accordance with customary industry practice, Stratic cannot fully insure against all of these risks. Losses resulting from the occurrence of these risks could have a material adverse impact on Stratic. In accordance with industry

practice, Stratic is not fully insured against all of these risks, nor are all such risks insurable. Although Stratic maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Stratic could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on Stratic.

Operational Dependence

Other companies operate some of the assets in which Stratic has an interest. As a result, Stratic has limited ability to exercise influence over the operation of these assets or their associated costs, which could adversely affect Stratic's financial performance. Stratic's return on assets operated by others will therefore depend upon a number of factors that may be outside of Stratic's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Drilling and Operating Risks

Stratic manages a variety of small and large projects in the conduct of its business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic.

Stratic's ability to execute projects and market oil and natural gas depends upon numerous factors beyond Stratic's control, including: the availability of access to ports and shipping facilities; the availability of processing capacity; the availability and proximity of pipeline capacity; the supply of and demand for oil and natural gas; the availability of alternative fuel sources; the effects of inclement weather; the availability of drilling and related equipment; unexpected cost increases; accidental events; currency fluctuations; the availability and productivity of skilled labour; and regulation of the oil and natural gas industry by various levels of government and governmental agencies.

In addition, exploration and development activities may be delayed or adversely affected by factors beyond Stratic's control. These include adverse climatic and geographic conditions, labour disputes, the performance of joint venture or farm-in partners on whom Stratic may be or may become reliant, compliance with governmental requirements, shortage or delays in installing and commissioning plant and equipment or import or customs delays. Problems may also arise due to the quality of locally-obtained equipment or interruptions to services (such as power, water, fuel or transport or processing capacity) or technical support which may result in failure to achieve expected target dates for exploration or production and/or may cost over-runs. Drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells, which, though yielding some oil or gas, are not sufficiently productive to justify commercial development or cover operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs.

Substantial operational risks are involved in the drilling for, development of and production from oil and gas fields, including blow-outs, cratering, explosions, pollution, seepage or leaks, fire, earthquake activity, unusual or unexpected geological conditions, absence of economically viable reserves and other hazards which may delay, or ultimately prevent, the exploitation of such fields or may result in cost overruns or substantial losses or other extensive liabilities to Stratic due to substantial environmental pollution or damage, personal injury or loss of life, clean-up responsibilities, regulatory investigation and penalties or suspension of operations. Such hazards can also severely damage or destroy equipment, surrounding areas or property of third parties. Damage or loss occurring as a result of such risks may give rise to claims against Stratic. Although there is insurance in place which management considers to be appropriate, there may be circumstances where Stratic's insurance, or that of the operator of a field, will not cover or be adequate to

cover the consequences of such events or where Stratic may become liable for pollution or other operational hazards against which it either cannot insure or may elect not to insure because of high premium costs. The occurrence of an event that is not fully covered by insurance could have a material adverse affect on Stratic's business, financial condition, operations and the results there from. Moreover, there can be no assurance that Stratic will be able to maintain adequate insurance in the future at rates Stratic considers reasonable.

Because of these factors, Stratic could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Offshore Exploration

Stratic faces additional risk due to the fact that some of its activities are undertaken offshore. In particular, drilling hazards or environmental damage could greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

Offshore Developments

Because some of Stratic's exploration projects are based offshore in the Black Sea and the UK North Sea, installation costs are highly dependent on weather conditions. Severe weather conditions can result in delays to projects and in increased costs. Offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as damage or loss from hurricanes or other adverse whether conditions. These conditions can cause substantial damage to facilities and interrupt production. When possible, Stratic takes precautionary measures of temporarily shutting-in production, de-manning facilities and ceasing drilling operations. Stratic carries insurance to compensate it for physical damage and business interruption, subject to normal deductions, resulting from such weather conditions.

Competition

The petroleum industry is competitive in all its phases. Stratic competes with numerous other organizations in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Stratic's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than Stratic. Larger companies, in particular, may be more successful in the recruitment and retention of qualified employees, and may conduct their own refining and petroleum marketing operations, which may give them a competitive advantage. In addition, actual or potential competitors may be strengthened through the acquisition of additional assets and interests. Stratic's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Prices received for oil and gas production are subject to market fluctuations and the prices received will directly affect the profitability of any oil or gas reserves which may be developed by Stratic. Marketing contracts may in some cases be negotiated with companies whose control of refining, transportation or storage facilities may place Stratic at a competitive disadvantage, resulting in lower than world market prices for certain of its production. In some jurisdictions, Stratic may be required to provide a portion of it oil and natural gas production for local or national consumption. Such production may attract negotiated prices which are below world market prices.

The international oil and gas industry is subject to extensive controls and regulations imposed by governments in the various jurisdictions in which Stratic may acquire assets. Legislation may be changed, augmented or

amendments may be enacted. Stratic is unable to predict changes to the legislation and its effect on its oil and gas exploration and production activities. Operations may be affected from time to time by political and ecological developments which may result in restrictions on production, price controls, tax increases, expropriation of property, pollution controls and changes in conditions under which oil and natural gas may be exported from the country of production.

Stage of Development

An investment in Stratic is subject to certain risks related to the nature of Stratic's business and its early stage of development. Stratic's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. Stratic's operations in Syria, Turkey and Morocco may expose Stratic to risks which may not exist for domestic operations such as political and currency risks. Stratic has a limited history of operations and earnings and there can be no assurance that Stratic's business will be successful or profitable or that commercial quantities of oil and natural gas will be discovered by Stratic.

Growth and Expansion

Stratic has experienced rapid growth and development in a relatively short period of time and expects to continue to grow as production increases from its oil and gas reserves. Stratic's management of that growth will require, among other things, stringent control of financial systems and operations, the continued development of management controls and the training of new personnel. Failure to continue to manage Stratic's rapid growth and development successfully could have a material adverse effect on Stratic's financial condition and results of operations.

Corporate and Regulatory Formalities

Oil and natural gas operations (exploration, production, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. Governments may regulate or intervene with respect to price, taxes, royalties, land tenure, exploration, development, production, transportation, marketing, environmental protection, taxes, fees, duties, labour standards and health and safety standards and the exportation of oil and natural gas. In addition, the construction and operation of wells typically entails compliance with applicable environmental legislation and review processes and the obtaining of land use and other permits, licences and similar authorizations from various governmental agencies. Restrictions and prohibitions are imposed on the release or emission of various substances produced in association with certain resource industry operations. Oil and gas legislation and regulation requires that well sites be abandoned and reclaimed to the satisfaction of applicable authorities. Compliance with such legislation can require significant expenditures and a breach of any requirement may result in the imposition of material fines and penalties. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for natural gas and crude oil and increase Stratic's costs, any of which may have a material adverse effect on Stratic's business, financial condition and results of operations. In order to conduct oil and gas operations, Stratic requires licenses from various governmental authorities. There can be no assurance that Stratic will be able to obtain all of the licenses and permits that may be required to conduct operations that it may wish to undertake.

In the jurisdictions in which Stratic operates, both the conduct of petroleum operations and the steps involved in Stratic acquiring its current interests involve or have involved the need to comply with numerous procedures and formalities. While Stratic has endeavoured to comply with all procedures and has employed local consultants to assist in such compliance, it may not be, nor may it have been possible in all cases to-date

to comply with, or obtain waivers from, all such procedures and formalities. Stratic is unable to predict the effect of additional corporate and regulatory formalities which may be adopted in the future, including whether any such laws or regulations would materially increase Stratic's cost of doing business or affect its operations in any area.

Ability to Exploit Successful Discoveries

It may not always be possible for Stratic to participate in the exploitation of successful discoveries made in areas in which Stratic has an interest. Such exploitation may involve the need to obtain licences or clearances from the relevant authorities, which may require conditions to be satisfied and/or the exercise of discretion by such authorities. It may or may not be possible for such conditions to be satisfied. Furthermore, the decision to proceed to further exploitation may require the participation of other companies whose interests and objectives may not be consistent with those of Stratic. Such further work may also require Stratic to meet or commit to financial obligations, which it may not have anticipated or may not be able to commit to due to lack of funds or inability to raise funds.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Stratic to incur costs to remedy such discharge.

Environmental Regulation

As Stratic is involved in oil and gas exploration, it is subject to extensive environmental and safety legislation (in relation to, amongst other things, the plugging and abandonment of wells, discharge of materials into the environment and otherwise relating to environmental protection) and this legislation may change in a manner that may require stricter or additional standards than those now in effect, a heightened degree of responsibility for companies and their directors and employees and more stringent enforcement of existing laws and regulations.

These laws and regulations generally require Stratic to limit, remove or remedy the affect of Stratic's activities on the environment at present and former operating sites, including limiting emissions to the environment, dismantling production facilities and remediating damage caused by the disposal or release of specified substances. Management operates in a manner intended to ensure that Stratic's projects meet environmental standards. Management of Stratic believes that its operations comply in all material respects with applicable environmental regulations. However, there can be no assurance that inadvertent or accidental violation of existing or future environmental laws and regulations will not have a material adverse affect on Stratic's future financial condition or results of operations.

There may also be unforeseen environmental liabilities resulting from oil and gas activities which may be costly to remedy. In particular, the acceptable level of pollution and the potential clean-up costs and obligations and liability for toxic or hazardous substances for which Stratic may become liable as a result of its activities may be impossible to assess against the current legal framework and current enforcement practices of the various jurisdictions. The extent of potential liability, if any, for the costs of abatement of environmental hazards cannot be accurately determined and, consequently, no assurances can be given that

the costs of implementing environmental measures or meeting any liabilities in the future will not be material to Stratic or affect its business or operations.

It is expected that other changes in environmental legislation may also require, among other things, reductions in emissions to the air from Stratic's operations and could result in increased capital expenditures. Although Stratic does not expect that future changes in environmental legislation will result in materially increased costs, such changes could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse affect on Stratic's financial condition or results of operations.

Although Stratic believes that it is in material compliance with current applicable environmental regulations no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Stratic's financial condition, results of operations or prospects. See "*Industry Conditions – Environmental Regulation*".

Prices, Markets and Marketing

Stratic will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil which may be produced by Stratic. Stratic's ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines and to production facilities. Stratic may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business including international supply and demand, the level of consumer product demand, weather conditions, the price and availability of alternative fuels, actions taken by governments and international cartels, and global economic and political developments. Geographic location and a lack of adequate infrastructure may also result in any oil or gas produced being sold at a discount to world market price for oil and gas.

Both oil and natural gas prices are unstable and are subject to fluctuation. International oil prices have fluctuated widely in recent years and may continue to fluctuate significantly in the future due to numerous factors which Stratic is neither able to control nor predict. Fluctuations in oil and gas prices and, in particular, a material decline in the price of oil and gas may have a material adverse affect on Stratic's business, financial condition, ability to pay dividends and results of operations. The performance of an oil and gas exploration and production company's share price may, but will not necessarily, exhibit a correlation with the price of oil and gas. Any material decline in prices could result in a reduction of Stratic's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in reduced production of oil or gas and a reduction in the volumes of Stratic's reserves. Stratic might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Stratic's net production revenue and a reduction in its oil and gas acquisition, development and exploration activities. In addition, bank borrowings available to Stratic are in part determined by Stratic's borrowing base. A sustained material decline in prices from historical average prices could reduce Stratic's borrowing base, therefore reducing the bank credit available to Stratic which could require that a portion, or all, of Stratic's bank debt be repaid and a liquidation of assets.

Substantial Capital Requirements

Stratic is likely to remain cash flow negative for some time and there can be no certainty that Stratic will achieve or sustain profitability or positive cash flow from its operating activities. It is probable that Stratic will need to raise additional capital in the future to fund the work commitments on its properties. The future of Stratic may be dependent upon its ability to raise the required funding. Stratic's ability to fund its obligations may be dependent upon obtaining additional financing in the form of equity, debt, joint ventures,

farm-outs or a combination thereof through to the discovery of economically recoverable petroleum and natural gas reserves and the commencement of commercial production.

Stratic's exploration activities are expected to be financed through equity, self generated cash flow or third party joint ventures where the company's expenditure is carried. There is no assurance that additional financing will be available on terms acceptable to Stratic. The ability of Stratic to arrange financing in the future will depend in part upon the prevailing capital market conditions, as well as the business performance of Stratic. Failure to obtain additional financing on a timely basis could cause Stratic to forfeit its interest in some or all of the properties and reduce or terminate its operations.

In addition, future exploration and development plans, oil and gas prices, environmental rehabilitation or restitution, revenues, taxes, transportation costs, capital expenditures and operating expenses and geological success are all factors which will have an impact on the amount of additional capital required. If Stratic fails to satisfy minimum work obligations it may also be liable to pay penalties. Any additional equity financing may be dilutive to shareholders and debt financing, if any, may involve restrictions on financing and operating activities.

Stratic anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Stratic's revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Stratic. The inability of Stratic to access sufficient capital for its operations could have a material adverse effect on Stratic's financial condition, results of operations and prospects.

Additional Funding Requirements

Stratic's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Stratic may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Stratic to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Stratic's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, Stratic's ability to expend the necessary capital to replace its reserves or to maintain its production will be impaired. If Stratic's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

Issuance of Debt

From time to time Stratic may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase Stratic's debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, Stratic may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Stratic's articles nor its by-laws limit the amount of indebtedness that Stratic may incur. The level of Stratic's indebtedness from time to time, could impair Stratic's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Currency and Hedging

Most of Stratic's financial obligations are denominated in Euros, United States dollars or Sterling although its financial results are reported in United States dollars. As a result, a number of foreign currency affects may arise. Stratic does not engage in active hedging to minimize exchange rate risks. However, Stratic holds a

proportion of its cash balances in Euros, United States dollars and Sterling so as to approximately match cash deposits with anticipated expenditures.

From time to time Stratic may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Stratic will not benefit from such increases. Similarly, from time to time Stratic may enter into agreements to fix the exchange rate of various currencies in comparison to other currencies in order to offset risk. For example, Stratic may enter into agreements to fix the exchange rates of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Stratic will not benefit from the fluctuating exchange rate.

Interest Rates

Stratic currently uses floating rate debt to finance some of its operations. The floating rate debt obligations expose Stratic to changes in interest payments due to fluctuations in interest rates, which could have an adverse effect on Stratic's financial condition.

Availability of and Access to Drilling Equipment

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment and infrastructure, including but not limited to, access to production facilities that have the capacity to process crude oil and natural gas (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Stratic and may delay exploration and development activities. To the extent Stratic is not the operator of its oil and gas properties, Stratic will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators. In addition, as a result of market conditions, Stratic is subject to the relatively limited availability of drilling rigs to proceed with its drilling programs.

Access to Production Facilities

Access to facilities to process field production facilities directly affects the economics of a project and therefore will be an important consideration of Stratic when developing its discoveries in the UK North Sea in particular. All such fields will require access to field infrastructure and production facilities, which cannot be guaranteed.

The United Kingdom government has introduced a policy that has been adopted by the major operators of facilities in the North Sea that should allow access to facilities at reasonable rates. These types of initiatives should help promote those discoveries which do not justify the installation of standalone facilities.

Production Concentration

A significant portion of Stratic's near-term production will be generated from central production facilities, for example, in the Black Sea, offshore Turkey. As significant production will be generated from each facility, any single event causing an interruption to these operations could result in the loss of production and material affect Stratic's results of operation. Stratic carries insurance to compensate it for physical damage and business interruption arising from most circumstances but it does not provide for losses arising from equipment failures.

Market Concentration

Stratic will sell all of its near term gas production into the Turkish market. Accordingly, any adverse change in the economic or social conditions in the Turkish domestic market could affect demand for Stratic's products in these regions which may have a material adverse effect on Stratic's financial condition and results of operations.

Marine Transportation

From time to time, Stratic may choose to charter marine vessels for the transportation of crude oil. This may expose Stratic to the risk of financial loss and reputational damage in the event of an oil spill.

Title to Assets

Title to oil and natural gas interests is often not susceptible to determination without incurring substantial expenses. In accordance with industry practice, Stratic conducts such title reviews in connection with its principal properties as it believes are commensurate with the value of such properties. The actual interest of Stratic in certain properties may vary from Stratic's records.

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Stratic's claim which could result in a reduction of the revenue received by Stratic.

Stratic does not hold title to properties in Turkey, but has exploration and exploitation permits granted by the Turkish Government. There can be no assurance that Stratic will be able to renew any of these permits when they expire, convert exploration permits into exploitation permits or obtain additional permits in the future.

Form of business contract

Some of Stratic's international licenses are governed by Production Sharing Contracts ("PSC") between the concessionaires and the granting government agency. PSCs are contracts that define and regulate the framework for investments, revenue sharing, and taxation of oil and gas interest in foreign countries. Unlike most domestic leases, PSCs have defined production terms and time limits. PSCs also generally contain sliding scale revenue sharing provisions. As a result, at either higher production rates or higher cumulative rates of return, PSCs generally allow the government partner to retain higher fractions of revenue.

Uncertainty of Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil and natural gas reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information incorporated by reference in this Information Circular, are estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as expected reservoir characteristics based on geological, geophysical and engineering assessments, future production rates based on historical performance and expected future operating investment activities, future oil and natural gas prices and quality differentials, historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and

the estimates of future net revenues expected there from, prepared by different engineers, or by the same engineers at different times, may vary. Stratic's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. In Stratic's case, 100% of proved reserves at December 31, 2005 are estimated using volumetric analysis. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, Stratic's independent reserve engineer has used both constant and escalated prices and costs in estimating the reserves and future net cash flows within filings under National Instrument 51-101 incorporated by reference in this Information Circular. Actual future prices and costs may be materially higher or lower. Actual future net cash flows will be affected by other factors, such as actual production levels and timing, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from Stratic's oil and gas reserves will vary from the estimates contained in NI 51-101 filings, and such variations could be material. The NI 51-101 filings are based in part on the assumed success of activities Stratic intends to undertake in future years. The reserves and estimated cash flows set out in the NI 51-101 filings will be reduced to the extent that such activities do not achieve the level of success assumed in those filings.

Given that the majority of Stratic's reserves are proved undeveloped and probable, there are a number of uncertainties affecting the timing and implementation of development and the obtaining of government approval for development.

Reliance on Business Relationships

In conducting its business, Stratic will rely on continuing existing business relationships and forming new ones with other entities in the oil and gas industry, such as joint venture parties and farm-in partners, and also certain regulatory and governmental departments.

While the board of directors of Stratic has no reason to believe otherwise, there can be no assurance that its existing relationships will continue to be maintained or that new ones will be successfully formed and Stratic could be materially adversely affected by changes to such relationships or difficulties in forming new ones.

Insurance

Stratic's involvement in the exploration for and development of oil and natural gas properties may result in Stratic becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although Stratic maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, such risks are not, in all circumstances, insurable or, in certain circumstances, Stratic may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to Stratic. The occurrence of a significant event that Stratic is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Stratic.

Investment Risk and Market Perception

There are numerous widespread risks associated with investing in any form of business and with investing in the share market generally. Market perception of junior oil and gas exploration companies is volatile and changes could impact the value of investors' holdings and the ability of Stratic to raise funds by the issue of securities of Stratic.

Dividends

To date Stratic has not declared or paid any dividends on any of its securities since its incorporation and does not foresee the declaration or payment of dividends in the near future.

Repatriation of Earnings

Currently there are no restrictions on the repatriation of earnings or capital to foreign entities in any of the jurisdictions in which Stratic operates. However, there can be no assurance that any such restrictions on repatriation of earnings or capital from the aforementioned countries or any other country where Stratic may invest will not be imposed in the future.

Permits and Licences

Stratic's operations may require licences and permits from various governmental authorities. There can be no assurance that Stratic will be able to obtain all necessary licences or permits that may be required to carry out exploration, development and production operations on Stratic's projects.

Conflicts of Interest

Certain of the directors and officers of the Company serve or may serve as directors and officers of other oil and gas companies, and to the extent that such other companies may participate in ventures in which Stratic may participate, such directors and officers of Stratic may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.

Such conflict of interest may require such directors to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the YBCA. See "*Directors and Officers – Conflicts of Interest*".

Reliance on Key Personnel

Stratic's success depends in large measure on certain key personnel. The loss of the services of such key personnel could materially adversely affect Stratic. Stratic does not have any key person insurance in effect for management. The contributions of the existing management team to the immediate and near term operations of Stratic are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Stratic will be able to continue to attract and retain all personnel necessary in the required jurisdictions for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Stratic.

Directors and Assets Outside Canada

Certain of the directors are resident outside of Canada and it may not be possible to effect service of process upon such directors and, since all or a substantial portion of the assets of such directors are located outside of Canada, there may be difficulties in enforcing against such directors the judgements obtained in Canadian courts. Similarly, essentially all Stratic's non-monetary assets are located outside of Canada and there may be difficulties in enforcing judgements against Stratic obtained in Canadian courts.

These risks may include risks relating to economic, social or political instability or change, terrorism, hyperinflation, currency non-convertibility or instability and changes of laws affecting foreign ownership, government participation, the degree or level of local services, supplies, material or equipment, taxation, working conditions, rates of exchange, exchange control, exploration licensing and petroleum export licensing and export duties as well as government control over domestic oil and gas pricing.

Economic and Political Risk

Stratic's operations are in foreign jurisdictions where there may be a number of risks over which it will have no control. The operations of Stratic are currently conducted in part in Turkey, Syria and Morocco and, as such, the operations of Stratic are exposed to various levels of political, economic and other risks and uncertainties. These risks include, but are not limited to, terrorism; abduction, risk of war, extreme fluctuations in currency exchange rates, nationalization, changing political conditions, currency controls and governmental regulations. Changes, if any, in resource or investment policies or shifts in political attitude in Turkey or Syria may adversely affect the operations or profitability of Stratic. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use and land claims of local people.

Stratic is active in Syria, which most commentators consider to be influential in the current Middle East peace process and which often has strained diplomatic relations with the USA and other western governments. It is possible that Stratic's operations in the country may be curtailed in the future or indeed that Stratic may be forced to cease operations completely. In such circumstances there can be no guarantee that Stratic will receive any compensation for any of it investment in the country. Stratic's operations may also be adversely affected by laws and policies of Canada affecting foreign trade, taxation and investment and economic and legal sanctions imposed by other countries such as restrictions against countries that the United States Government may deem to sponsor terrorism.

Stratic faces political and economic risks and other uncertainties that are less prevalent for a similar operation in Canada. Such factors include, but are not limited to: (a) the possibility of being subject to exclusive jurisdiction of foreign courts in connection with legal disputes relating to licenses to operate and concession rights in countries where Stratic currently operates; (b) the possible inability to subject foreign persons to the jurisdiction of the courts in Canada; and (c) difficulties in enforcing Stratic's rights against a foreign governmental agency because of the doctrine of sovereign immunity and foreign sovereignty over international operations.

Foreign countries have occasionally asserted rights to oil and gas properties through border disputes. If a country claims superior rights to oil and gas leases or concessions granted to Stratic by another country, Stratic's interests could decrease in value or be lost. Even Stratic's smaller international assets may affect its overall business and results of operations by distracting management's attention from Stratic's more significant assets. Various regions of the world have a history of political and economic instability. This instability could result in new governments or the adoption of new policies that might result in a substantially more hostile attitude toward foreign investment. In an extreme case, such change could result in termination of contract rights and expropriation of foreign-owned assets. This could adversely affect Stratic's interests and Stratic's future profitability. In addition, the impact of future terrorist attacks or regional hostilities may have on the oil and gas industry in general, and on Stratic's operations in particular, is not known at this time. Uncertainty surrounding military strikes or a sustained military campaign may affect operations in unpredictable ways, including disruptions of fuel supplies and markets, particularly oil, and the possibility that infrastructure facilities, including pipelines, could be destroyed or damaged.

Stratic will conduct some of its operations through foreign subsidiaries operating in foreign jurisdictions. Therefore, to the extent of these holdings, Stratic will be dependent on the cash flows of these subsidiaries to meet its obligations. The ability of its subsidiaries to make payments to Stratic may be constrained by (a) the level of taxation, particularly corporate profits and withholding taxes, in jurisdictions in which it operates and any changes in tax laws or treaties; and (b) the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

As a civil law jurisdiction, Syria has a legal system which is different from the common law jurisdictions of western Canada. Standard legal practices in civil law jurisdictions may result in risks such as (a) a higher degree of discretion on the part of government authorities; (b) the lack of judicial or administrative guidance on interpreting applicable rules and regulations, particularly where those rules and regulations are the result of recent legislative changes or have been recently adopted; (c) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; and (d) relative inexperience of the judiciary and courts in such matters. In the case of foreign entities such as Stratic doing business in civil law jurisdictions, effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation or in an ownership dispute, may be more difficult to obtain. As well, legislation and regulation may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. There can be no assurances that joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by changes in governments, the actions of government authorities or others, or the effectiveness and enforcement of such arrangements.

In civil law jurisdictions such as Syria, legal title is not perfected until such time as the appropriate governmental authorities approve the assignment of a participating interest, record the title holder in the applicable registry and issue a decree. This process can take time, and currently in Syria, this process is taking numerous months. As a result, it is common business practice for commercial parties to proceed with the completion of a purchase and sale transaction, notwithstanding the fact that governmental approval may take years to properly reflect these business dealings. In these cases, title review due diligence involves ensuring that the current title holder has started the different authorization procedures, and also involves an update as to the status of the required authorizations.

In Canada and the United States, the state or private land owners own oil and gas rights and lease those rights to corporations who are responsible for the development of such rights within the time frames described in the leases. This practice differs distinctly in some foreign countries in which Stratic does or may do business in the future. In those countries, the state often grants interests in large tracts of land or offshore fields and maintains control over the development of the oil and gas rights, in some cases through equity participation in the exploration and development of the rights. This usually includes the imposition of obligations on Stratic to complete minimum work within specified timeframes. Transfers of interests typically require a state approval, which may delay or otherwise impede transfers.

Terrorism

Terrorist activities, including events similar to those of September 11, 2001, or armed conflict involving any country in which Stratic holds interests, may adversely affect Stratic's business activities and financial conditions. If events of this nature occur or persist, the resulting political and social instability could adversely affect prevailing oil and natural gas prices and cause a reduction in Stratic's revenues. In addition, oil and natural gas production facilities, transportation systems and storage facilities could be direct targets of terrorist attacks, and Stratic's operations could be adversely impacted if infrastructure integral to Stratic's operations is destroyed or damaged. Costs associated with insurance and other security measures may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

INDUSTRY CONDITIONS

General

The oil and gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect Stratic's operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Stratic is unable to predict what additional legislation or amendments may be enacted.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to various legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions and regulation on the storage and transportation of various substances produced or utilized in association with certain oil and gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities. As well, applicable environmental laws may impose remediation obligations with respect to property designated as a contaminated site upon certain responsible persons, which include persons responsible for the substance causing the contamination, persons who caused the release of the substance and any past or present owner, tenant or other person in possession of the site. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in the suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, the imposition of fines and penalties or the issuance of clean-up orders.

Stratic is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased, although not material, expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to the protection of the environment.

All government regulations and procedures will be followed in strict adherence to the law. Stratic believes in well abandonment and site restoration in a timely manner to ensure minimal damage to the environment and lower overall costs to us.

LEGAL PROCEEDINGS

There are no legal proceedings material to Stratic to which Stratic or any of its subsidiaries is a party or of which any of their respective property is the subject matter, and there are no such proceedings known to Stratic to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTION

None of the directors or executive officers of Stratic, nor any of their respective associates or affiliates, has or has had any material interest (direct or indirect) in any transaction within the three years prior to the date hereof, or in any proposed transaction, that has materially affected or will materially affect Stratic or any of its subsidiaries.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The current auditors of Stratic are KPMG LLP, Chartered Accountants, Calgary, Alberta. KPMG LLP were appointed auditors on February 8, 2007. Prior thereto, Collins Barrow Calgary LLP, Chartered Accountants, Calgary, Alberta were the auditors of Stratic.

Transfer Agent and Registrar

The transfer agent and registrar for the Stratic Common Shares is Equity Transfer & Trust Company at its office located at Suite 400, 200 University Avenue, Toronto, Ontario, Canada, M5H 4H1.

MATERIAL CONTRACTS

Other than those entered into in the ordinary course of business or in connection with the Arrangement, neither Stratic nor any of its subsidiaries has entered into any material contracts during the two years prior to the date hereof.

INTERESTS OF EXPERTS

Collins Barrow Calgary LLP have prepared auditors' reports with respect to the audited annual consolidated financial statements of Stratic incorporated by reference herein. Gaffney, Cline & Associates Ltd. have reported on Stratic's filing under National Instrument 51-101 effective December 31, 2005. The partners and associates of Collins Barrow Calgary LLP, and the principals of Gaffney, Cline & Associates Ltd., respectively, in each case as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of Stratic or any associate or affiliate of Stratic.

ADDITIONAL INFORMATION

Additional information relating to Stratic is available through the internet via the System for Electronic Document Analysis and Retrieval (SEDAR) maintained by the Canadian Securities Administrators at www.sedar.com.

APPENDIX E

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF STRATIC

Stratic Energy Corporation

Pro Forma Consolidated Financial Statements
(unaudited)

KPMG

KPMG LLP
Chartered Accountants
2700 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

COMPILATION REPORT

To the Directors of Stratic Energy Corporation:

We have read the accompanying unaudited pro forma consolidated balance sheet of Stratic Energy Corporation (the "Company") as at September 30, 2006 and the unaudited pro forma consolidated statements of loss for the nine months then ended and for the year ended December 31, 2005, and have performed the following procedures:

1. Compared the figures in the columns captioned "Stratic US$" to the unaudited interim consolidated financial statements of the Company as at September 30, 2006 and for the nine months then ended, and to the audited consolidated financial statements of the Company for the year ended December 31, 2005, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Grove C$" to the unaudited interim consolidated financial statements of Grove Energy Limited ("Grove") as at September 30, 2006 and for the nine months then ended, and to the audited consolidated financial statements of Grove for the year ended December 31, 2005, respectively, and found them to be in agreement.

3. Made inquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma consolidated financial statements comply in all material respects with the published requirement of Canadian securities legislation.

   The officials:

   (a) described to us the basis for the determination of the pro forma adjustments; and

   (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of the Canadian securities legislation.

4. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for the determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the other applicable columns as at September 30, 2006 and for the nine months then ended, and for the year ended December 31, 2005, and found the amount in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

KPMG

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

KPMG LLP

Chartered Accountants

Calgary, Canada
March 16, 2007

Stratic Energy Corporation
Pro Forma Consolidated Balance Sheet
As at September 30, 2006
(unaudited)

	Stratic US$	Grove C$	Currency Translation Adjustments [1]	Grove US$	Adjustments Merger	Adjustments Financing	Pro Forma Consolidated
	(US$)	(C$)		(US$)	(US$)	(US$)	(US$)
Current							
Cash and cash equivalents	6,928,721	17,173,701	(1,775,761)	15,397,940	(5,034,262)[2][3]	31,274,189[4][5]	48,566,588
Accounts receivable and prepaids	8,918,232	188,769	(19,519)	169,250			9,087,482
Inventory	-	889,908	(92,016)	797,892			797,892
	15,846,953	18,252,378		16,365,082			58,451,962
Restricted cash and cash equivalents	2,668,500	2,235,400	(231,140)	2,004,260			4,672,760
Investment	120,000	-	-	-	3,504,914[2]		3,624,914
Refundable value added tax	-	953,158	(98,557)	854,601			854,601
Petroleum and Natural Gas Properties	35,526,370	23,960,308	(2,477,496)	21,482,812	113,198,718[2]		170,207,900
Other Assets	109,879	486,054	(50,258)	435,796	(328,711)[2]		216,964
Total Assets	54,271,702	45,887,298		41,142,551			238,029,101
Current							
Accounts payable and accrued liabilities	3,472,302	282,471	(29,208)	253,263			3,725,565
Accrued interest	-	599,765	(62,016)	537,749		(537,749)[4]	-
Due to related parties	5,849	-	-	-			5,849
	3,478,151	882,236		791,012			3,731,414
Convertible notes	-	10,300,380	(1,065,059)	9,235,321		(9,235,321)[4]	-
Future income taxes	-	-		-	32,900,000[2]		32,900,000
Asset retirement obligations	743,939	610,639	(63,140)	547,499			1,291,438
Total Liabilities	4,222,090	11,793,255		10,573,832			37,922,852
Shareholders' Equity							
Share Capital	59,508,673	64,937,178	(6,714,504)	58,222,674	45,201,225[2]	46,811,938[5]	209,744,510
Equity component of convertible notes	-	6,229,622	(644,143)	5,585,479		(5,585,479)[4]	-
Contributed surplus	6,129,784	3,053,721	(315,755)	2,737,966	(2,737,966)[2]		6,129,784
	65,638,457	74,220,521		66,546,119			215,874,294

Stratic Energy Corporation
Pro Forma Consolidated Balance Sheet
As at September 30, 2006
(unaudited)

	Stratic US$	Grove C$	Currency Translation Adjustments [1]	Grove US$	Adjustments Merger	Adjustments Financing	Pro Forma Consolidated
	(US$)	(C$)		(US$)	(US$)	(US$)	(US$)
Deficit	(15,588,845)	(40,126,478)	4,149,078	(35,977,400)	35,977,400[2]	(179,200)[4]	(15,768,045)
	50,049,612	34,094,043		30,568,719			200,106,249
Total Liabilities and Shareholders' Equity	54,271,702	45,887,298		41,142,551			238,029,101

See accompanying notes to the pro forma financial statements

Stratic Energy Corporation
Pro Forma Consolidated Statement of Loss
Nine Months Ended September 30, 2006
(unaudited)

	Stratic US$	Grove C$	Currency Translation Adjustments [1]	Grove US$	Adjustments Merger	Adjustments Financing	Pro Forma Consolidated
	(US$)	(C$)		(US$)	(US$)	(US$)	(US$)
REVENUE							
Interest Income	607,309	294,171	(34,287)	259,884			867,193
EXPENSES							
Business running costs	2,289,445	2,967,132	(345,830)	2,621,302			4,910,747
Depreciation and accretion	56,243	3,737	(436)	3,301			59,544
Interest and accretion of convertible notes	-	922,971	(107,576)	815,395		815,395[4]	-
Stock-based compensation	3,225,426	1,589,200	(185,227)	1,403,973			4,629,399
	5,571,114	5,483,040		4,843,971			9,599,690
LOSS FROM OPERATIONS	(4,963,805)	(5,188,869)	604,782	(4,584,087)			(8,732,497)
Foreign exchange gain (loss)	289,915	283,715	(33,068)	250,647			540,562
Write-down of petroleum and natural gas properties	-	-	-	-			
NET LOSS BEFORE TAX	(4,673,890)	(4,905,154)		(4,333,440)			(8,191,935)
TAX	(11,402)	-	-	-			(11,402)
NET LOSS AFTER TAX	(4,685,292)	(4,905,154)		(4,333,440)			(8,203,337)
Net Loss per share							
Basic							(0.03)
Diluted							(0.03)
Weighted average number of shares outstanding[6]							265,223,840

See accompanying notes to the pro forma financial statements

Stratic Energy Corporation
Pro Forma Consolidated Statement of Loss
Year Ended December 31, 2005
(unaudited)

	Stratic US$	Grove C$	Currency Translation Adjustments [1]	Grove US$	Adjustments Merger	Adjustments Financing	Pro Forma Consolidated
	(US$)	(C$)		(US$)	(US$)	(US$)	(US$)
REVENUE							
Interest Income	458,494	215,316	(37,516)	177,800			636,294
EXPENSES							
Business running costs	1,609,337	3,464,330	(610,161)	2,860,718			4,470,055
Depreciation and accretion	6,936	60,853	(4,053)	50,250			57,186
Interest and accretion of convertible notes	-	-	-	-			-
Stock-based compensation	2,357,714	775,460	(135,113)	640,347			2,998,061
	3,973,987	4,300,643		3,551,315			7,525,302
LOSS FROM OPERATIONS	(3,515,493)	(4,085,327)	711,811	(3,373,515)			(6,889,008)
Foreign exchange gain (loss)	113,498	(1,698,190)	295,886	(1,402,304)			(1,288,806)
Write-down of Petroleum and natural gas properties	(822,244)	(1,612,590)	280,982	(1,331,618)			(2,153,862)
NET LOSS BEFORE TAX	(4,224,239)	(7,396,107)		(6,107,437)			(10,331,676)
TAX			-	-			-
NET LOSS AFTER TAX	(4,235,641)	(7,396,107)		(6,107,437)			(10,331,676)
Net Loss per share							
Basic							(0.05)
Diluted							(0.05)
Weighted average number of shares outstanding[6]							227,508,674

See accompanying notes to the pro forma financial statements

Stratic Energy Corporation

Notes to Unaudited Pro Forma Consolidated Financial Statements
(As at and for the nine months ended September 30, 2006
and for the year ended December 31, 2005)

Basis of Presentation

Pursuant to an Arrangement Agreement dated February 5, 2007 between Stratic Energy Corporation ("Stratic" or the "Company") and Grove Energy Limited ("Grove"), Stratic proposes to acquire all of the issued and outstanding common shares of Grove in exchange for voting common shares of Stratic (the "Arrangement"). The unaudited pro forma consolidated financial statements have been prepared for inclusion in the *Notice and Information Circular for the Extraordinary Meeting of Shareholders and Optionholders in Respect of an Arrangement Involving Grove Energy Limited and Stratic Energy Corporation* (the "Information Circular"). Stratic's voting common shares are listed for trading on the TSX Venture Exchange Inc. ("TSX-V"). Grove's common shares are listed for trading on the TSX-V and are admitted for trading on the Alternative Investment Market of the London Stock Exchange Plc.

Each of Stratic and Grove are involved in the acquisition, exploration and development of oil and natural gas properties. Stratic's principal assets are located in Turkey, the UK North Sea, Morocco, Syria and Italy. Grove's principal assets are located in Italy, the Dutch North Sea and the UK North Sea, Tunisia, Romania and Slovenia.

The unaudited pro forma consolidated financial statements have been prepared by the Management of Stratic in accordance with accounting principles generally accepted in Canada. The unaudited pro forma consolidated balance sheet gives effect to the Arrangement, including the assumed transactions and assumptions described in the following notes, as if they had occurred at the date of the balance sheet. The unaudited pro forma statements of loss give effect to the same assumed transactions and assumptions described below as if they had occurred on January 1, 2005. In the opinion of Management, these unaudited pro forma consolidated financial statements include all adjustments necessary to present fairly, in all material respects, the combined operations.

The unaudited pro forma consolidated balance sheet as at September 30, 2006 has been prepared from the unaudited consolidated balance sheets of Stratic and Grove as at September 30, 2006. The unaudited consolidated statement of loss for the nine months ended September 30, 2006 has been prepared from the unaudited consolidated statements of loss for Stratic and the unaudited statement of operations of Grove for the corresponding periods. The unaudited pro forma consolidated statement of loss for the year ended December 31, 2005 has been prepared from the audited consolidated statement of loss of Stratic and the audited consolidated statement of operations of Grove for that year.

These unaudited pro forma consolidated financial statements are not necessarily indicative of the results that would have occurred if the Arrangement and assumed transactions and assumptions described in the following notes had been completed as at September 30, 2006 or January 1, 2005. Management recommends that these unaudited pro forma consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto of Stratic and Grove.

Note 1 Reporting Currency

Stratic's reporting currency is the United States dollar ("US$"); whereas Grove's reporting currency is the Canadian dollar ("C$"). Grove's balance sheet accounts were converted into US$ at a rate of C$1 equal to 0.897 US$. The rates used to convert Grove's statements of operations accounts were:

For the nine month period ended September 30, 2006:	C$1 = 0.883 US$
For the year ended December 31, 2005:	C$1 = 0.826 US$

Note 2 Acquisition of Grove

Under the Arrangement, Stratic expects to issue approximately 85,445,344 voting common shares for a total value of US$103,423,899 (based on a Stratic share price of C$1.35 converted at a rate of C$1 equal to 0.897 US$) to acquire all of the issued and outstanding common shares of Grove. In addition, Stratic expects to incur advisory and other

acquisition costs in connection with the Arrangement of $2,109,445 resulting in a total deemed purchase price of $105,533,344. The preliminary allocation of this purchase price is:

	Notes		
Fair Value of Grove Assets and Liabilities			
Cash and cash equivalents	(ii)	$12,473,123	
Investment	(i)	3,504,914	
Other current assets		967,142	
Restricted cash and cash equivalents		2,004,260	
Refundable value added tax		854,601	
Other assets		107,085	
Oil and natural gas properties	(iii)	134,681,530	$154,592,655
Current liabilities		(791,012)	
Liability portion of convertible notes		(9,235,321)	
Equity portion of convertible notes		(5,585,479)	
Future income taxes	(iii)(a)	(32,900,000)	
Asset retirement obligations		(547,499)	(49,059,311)
Purchase Price			$105,533,344

(i) The preliminary allocation of fair value to Grove's investment is based on the closing price of the listed shares quoted on March 10, 2007. The investment consists of 9,884,135 ordinary shares of EnCore Oil plc, a company listed on the Alternative Investment Market of the London Stock Exchange. The shares were valued at 18p per share (equivalent to $0.35 per share at an exchange rate of £1 = US$1.97) at March 10, 2007.

(ii) Cash and cash equivalents have been reduced by $2,924,817 in respect of estimated costs incurred by Grove in connection with the Arrangement.

(iii) The preliminary allocation of fair value to Grove's oil and natural gas properties and the determination of future income taxes are as follows:

Property Interests		Carrying Value	Allocated Value	Difference
Italy – San Marco	(Note a)	$6,480,220	$100,886,908	$94,406,688
Italy – Pantelleria		1,384,399	1,384,399	-
Romania – South Craiova		3,390,939	-	(3,390,939)
The Netherlands – P8a (Note a)		10,798	31,861,306	31,850,508
The Netherlands – F14, F18, L1b		-	-	-
Tunisia – Kerkouane & Chorbane		548,917	548,917	-
UK – North Sea		-	-	-
Slovenia – D-14	(Note b)	9,667,539	-	(9,667,539)
		$21,482,812	$134,681,530	$113,198,718

Note a There are proved and probable undeveloped reserves at San Marco and P8a. The fair value adjustment has been pro rated to each property on the basis of the expected value of their respective reserves as determined by independent experts. The difference between fair value and book value includes estimated future income taxes of $25,700,000 for San Marco and $7,200,000 for P8a.

Note b In Management's opinion the carrying values of the Romania and Slovenia properties are impaired and accordingly zero fair value has been attributed to them.

The preliminary allocation of the purchase price may be subject to revision as additional information about the assets acquired and the liabilities assumed is obtained.

Note 3 Estimated Costs of the Arrangement

The costs of the arrangement are estimated to total $5,034,262 for Stratic and Grove and include provisions for financial advisors, severance payments, legal, accounting and shareholder meeting costs. These costs have been deducted from cash and cash equivalents in the pro forma balance sheet at September 30, 2006.

Note 4 Repayment of Convertible Notes

On May 12, 2006, Grove issued $15,000,000 of five-year 8.75% subordinated convertible notes (the "Grove Notes"). The Grove Notes may be converted by the Grove Note Holders into common shares of Grove at any time. Under the terms of the debenture agreement, the Grove Note Holders may demand repayment of the accrued interest and principal outstanding immediately after the Arrangement is completed. Alternatively, it may be possible to negotiate with the Grove Note Holders to enable the Grove Notes to be "rolled over" and replaced with a note convertible into common shares of Stratic.

At this time Management cannot determine with certainty the intentions of the Grove Note Holders. The unaudited pro forma consolidated balance sheet as at September 30, 2006 assumes the most conservative treatment, namely that a payment of $15,537,749 is made to retire the Grove Notes and corresponding accrued interest. Interest and accretion of convertible notes for the nine months ended September 30, 2006 has been reduced by $815,395 to reflect the assumed repayment of the Grove Notes.

Note 5 Private Placement of Stratic Common Shares and Subscription Receipts

Pursuant to an underwriting agreement dated March 6, 2007 Stratic agreed to issue under a private placement: (i) 23,018,520 subscription receipts of the Company at a price of C$1.35 (US$1.21) each and (ii) 18,518,520 common shares at a price of $1.35 (US$1.21) each.

The gross proceeds realized and the estimated expenses of the Placement, assuming the merger with Grove is completed, are expected to be $50,276,849 and $3,464,911 respectively. The Placement will result in the issue of 41,537,040 common shares of the Company.

Note 6 Pro Forma Share Capital

After completion of the Arrangement and the Placement:

(a) Stratic's authorized share capital will consist of:

- (i) An unlimited number of voting common shares;
- (ii) An unlimited number of non-voting common shares; and
- (iii) An unlimited number of preferred shares

(b) Stratic's issued share capital will consist of 269,041,204 voting common shares as set out in the following table.

	Number of Shares	Stated Value
Balance – December 31, 2005	**135,142,008**	**$56,028,669**
Issued upon:		
Conversion of share purchase warrants	5,213,531	2,702,690
Exercise of compensation options	495,781	231,722
Exercise of stock options	1,207,500	561,981
Share issue costs	-	(16,389)
Balance – September 30, 2006	**142,058,820**	**$59,508,673**
Issued upon:		
Pursuant to the Placement	41,537,040	50,276,849
Share issue costs	-	(3,464,911)
Acquisition of Grove	85,445,344	103,423,899
Balance– post the Placement and Arrangement	**269,041,204**	**$209,744,510**

(c) Stratic will have reserved 19,517,121 voting common shares in respect of share options outstanding as set out below:

Stock Options	Number of Options	Weighted Average Exercise Price	Remaining Life (months)
Balance – December 31, 2005	**11,892,500**	**C$0.84**	**51**
Issued	2,435,000	C$1.30	60
Exercised	(1,207,500)	C$0.36	-
Expired	(117,500)	C$1.22	-
Balance – September 30, 2006	**13,002,500**	**C$0.97**	**47**
Issued pursuant to the Arrangement[(i)]	6,514,621	C$1.18	30
Balance – post the Placement and Arrangement	**19,517,121**	**C$1.05**	**38**

Note (i) Under the Arrangement each of the outstanding Grove Options (as defined in this Information Circular), whether vested or unvested, shall be transferred to Stratic, free and clear of any Liens, in exchange for an option of Stratic entitling the holder to acquire, for each Grove Common Share that the holder was previously entitled to acquire upon the due exercise of the Grove Option, 0.61879 of a Stratic Common Share, at a price per whole Stratic Common Share equal to the Adjusted Exercise Price in respect of the particular Grove Option, and otherwise upon and subject to the same terms and conditions (including with respect to vesting) as applied to the Grove Option. Under these arrangements it is anticipated that 6,514,621 Stratic options will be issued.

(d) Pro forma per share amounts for the year ended December 31, 2005 are based on the number of voting common shares outstanding at December 31, 2005 adjusted for the number of voting common shares to be issued pursuant to the Placement and the Arrangement. For the nine month period ended September 30, 2006 pro

forma per share amounts are based on the weighted average number of Stratic voting common shares outstanding for the periods adjusted for the number of voting common shares to be issued pursuant to the Placement and the arrangement.

	Year ended December 31, 2005		9 Months ended September 30, 2006	
	Basic	Diluted	Basic	Diluted
Shares outstanding for the period	100,526,290	100,526,290	138,241,456	138,241,456
Shares issued pursuant to the Placement	41,537,040	41,537,040	41,537,040	41,537,040
Shares issued pursuant to the Arrangement	85,445,344	85,445,344	85,445,344	85,445,344
Weighted average shares in issue	227,508,674	227,508,674	265,223,840	265,223,840

APPENDIX F

INFORMATION CONCERNING GROVE

Recent Developments

Set out below is a summary of Grove's recent material developments since September 21, 2006, the date of its annual information form.

On October 19, 2006, Grove announced that it had been awarded three exploration licences (Licences F14, F18 and L1b) in the Dutch North Sea. These licences cover an area of approximately 1,148 sq. km and contain a number of Upper Jurassic oil discoveries made by vertical wells in the early 1970's and the 1980's. At the time of discovery these wells were deemed to be uncommercial despite flow rates of between 500 to 2,775 boepd. Grove's management believes that with advances in seismic and drilling technology, improvements in regional infrastructure and higher oil prices, that the reappraisal of these discoveries is warranted.

Grove plans to undertake geological and geophysical studies over the F14, F18 and L1b licences. Such studies will involve reassessment of existing 2D and 3D seismic data and reservoir simulation models. Depending on the results of these studies, Grove will undertake to drill appraisal wells within the areas of know oil accumulation and within areas that might have deeper natural gas potential.

On October 24, 2006, Grove announced that it had reached an agreement, subject to the receipt of all necessary approvals, to sell a majority of its UK North Sea property interests. The sale to EnCore Oil plc ("EnCore"), a company with an admission to AIM trading under the symbol EO, completed on 16 January 2007. Grove received 9.9 million ordinary fully paid shares in EnCore as consideration for the sale of:

- 30% interests in each of UK North Sea Blocks 21/22 and 21/28 in the Northern North Sea; and
- 15% interests in UK North Sea Blocks 42/13, 42/12, 42/14, 42/8 and 42/9 in the Southern North Sea.

Grove retained 10% interests in UK North Sea Blocks 42/12, 42/13, 42/14, 42/8 and 42/9 in order to maintain a participating interest in a well expected to be drilled sometime in 2007 or 2008 within a structure identified on Block 42/13 known to contain an accumulation of natural gas.

Grove announced on October 30, 2006 that it had been awarded the P8a (Horizon West) Production Licence in the Dutch North Sea. The Horizon West Oil Field was discovered in 1982 by Mobil. There were three vertical wells drilled on the field and well flow test rates were up to 900 boepd. Grove planned to commission an independent oil reserve report in order to form the basis of a development plan for the field.

Subsequently, Ryder Scott Company, L.P. ("Ryder Scott) was engaged to prepare an evaluation of the reserves contained within the P8a Production Licence that are attributable to Grove. In its FORM 51-102 *Report on Reserves Data by Independent Qualified Reserves Evaluator*, Ryder Scott sets out the following table.

Independent Qualified Reserves Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (after income taxes, and Dutch participation 10% discount rate) ($CAD)
Ryder-Scott Company, L.P.	Preparation Date December 26, 2006 Effective Date Dec. 31, 2006	Dutch North Sea	$41,386,856

The table immediately above sets forth the estimated future net revenue (after deduction of income taxes and Dutch government participation) attributable to Grove's interest in the proved plus probable reserves, estimated using Grove's forecast prices and costs and calculated using a discount rate of 10% compounded monthly. While not specifically requested to assign an allowance for the risk associated with obtaining production from such reserves, Ryder Scott determined that, based upon information available to it, it saw no reason to depart from the generally accepted view that there is a 50 percent probability that the estimated quantity of probable reserves will be recovered. The full text of the Ryder Scott report may be viewed on SEDAR at www.sedar.com and readers are advised to read the report to better understand the methodology employed and the assumptions made in order to better understand the information presented in the preceding table.

On November 2, 2006, Grove announced that the Boar Well, drilled within Grove's 40 per cent owned South Craiova Concession in Romania was a dry hole. The well reached a depth of 2,673 metres, no hydrocarbons were observed and the well was plugged and abandoned. At the same time, Grove announced that the operator of the South Craiova Concession had recently completed shooting 270 km of 2D seismic data across the central area of the concession in an area known as the Goshawk Region. The purpose of this seismic data was to refine the interpretation of several large structural features. Processing and interpretation of the data was expected to be completed by the end of 2006. At this time, this work has not been completed. In addition, a further 220km of 2D seismic was being shot in the western part of the concession in an area know as the Flounder Region. No data or information about these 2D seismic programs has been provided to Grove; however, the operator of the concession, Sterling Resources (UK) Limited has advised Grove that it has completed the 2D seismic acquisition over the Goshawk and Flounder Regions and that initial mapping of structures is nearing completion.

On November 14, 2006, Grove announced that it was in the process of integrating 2D seismic shot in the Sicily Channel, by Grove, in December 2004 with recently obtained well log data from the Dougga-1 well and 2D seismic data received from the former owner of the Kerkouane Exploration Permit, in Tunisia. The early results of this work were encouraging and had helped to better define Grove's Sambuca prospect, which straddles the Italian-Tunisian Maritime boundary and had indicated the existence of a potentially large hydrocarbon bearing structure in the Kerkouane Exploration Permit, in Tunisian waters, near the Dougga-1 well.

On December 7, 2006, Grove reported that Mr. Feroz Sultan, a director of Grove from November 13, 2003 had notified the board of directors that for personal reasons he wished to resign as a director and officer of Grove effective December 31, 2006.

On December 19, 2006, Grove announced that it had reached an agreement with ENI S.p.A. ("ENI") for the process to be followed to unify Grove's Abbadesse natural gas discovery with ENI's Longanesi natural gas discovery. The process agreed was to conduct a joint technical study to determine a preliminary estimate of the total gas in-place and the relative proportions thereof attributable to Grove and ENI. At this time the joint technical study is underway and there has been no determination of estimated gas in-place.

On January 16, 2007, Grove reported that it had completed the sale, previously announced on October 24, 2006, of the majority of its UK North Sea assets to EnCore. The consideration received was 9,884,135 ordinary fully paid shares of EnCore. The EnCore shares received are subject to re-sale restrictions for a six-month period from the completion of the sale.

On January 17, 2007, Grove announced changes to the board of directors and the management team as follows:

- Mr. Glenn Whiddon was appointed as Executive Chairman of the board of directors;
- Dr. Wolfgang Zimmer had assumed Mr. Whiddon's former role as Chief Executive Officer of Grove and continued as a director of Grove;
- Dr. Mathew Sutcliffe was appointed as a non-executive director of Grove; and
- Dr. Werter Paltrineri had been appointed as Country Manager of Grove's Italian operations.

On March 9, 2007 Mr. Knowles, a non executive director, resigned due to health and personal reasons.

Principal Shareholders

On 23 February 2007, Grove was advised by AXA S.A. of 25 Avenue Matignon, 75008 Paris and its Group Companies ("AXA") that AXA held 8,773,400 or 6.35% of the outstanding Grove Common Shares. Mr. Glenn Whiddon, Executive Chairman of the Company, has advised the Company that he beneficially owned 8,288,000 (6.0%) of the outstanding Grove Common Shares.

Convertible Debentures

On 12 May 2006 (the "**Debenture Closing Date**") Grove completed a private placement of US$15 million subordinated convertible Grove Debentures to a number of institutional lenders (the "**Debenture Holders**"). The Grove Debentures have a maturity of five years (the "**Maturity Date**") and bear interest at a rate equal to 8.75% per annum on the principal amount of US$15 million (the "**Principal Amount**") payable semi-annually. For a period of one year from the Debenture Closing Date, Grove may elect to pay the interest due either in cash or Grove Common Shares. After the first anniversary of the Debenture Closing Date, the Debenture Holders have the right to elect whether interest on the Grove Debentures is to be paid in Grove Common Shares or cash.

The Debenture Holders also have the right, at any time up to and including the Maturity Date to convert the Principal Amount, or any portion thereof in an amount of not less than US$250,000, into Grove Common Shares at a price of Cdn$1.00 (the "**Conversion Price**").

Grove may repay all or any portion of the Principal Amount outstanding, upon 30 days' prior written notice to the Debenture Holders provided that any such repayment shall be in respect of at least US$500,000 in Principal Amount (until the remaining Principal Amount outstanding is less than US$500,000 in which event the whole remaining Principal Amount may be repaid). Grove may also elect to convert the Principal Amount, or any portion thereof in an amount not less than US$250,000 into Grove Common Shares at the Conversion Price provided that the weighted average price of the Grove Common Shares on the Exchange is Cdn$1.70 or greater for a period of 25 consecutive days.

At the date of this Information Circular the Principal Amount of US$15 million remains outstanding.

Pursuant to the terms of the Grove Debentures, Grove is required to provide the Debenture Holders with written notice, forthwith, as soon as it becomes aware that a change of control of Grove has taken place (the "**Notice**"). As part of the Notice, Grove is required to make an offer (the "**Offer**") to the Debenture Holders to repay the Principal Amount together with all accrued interest up to the date of the change of control and any unaccrued interest up to the Maturity Date. Within 15 days of the Notice the Debenture Holders have the

option to either accept the Offer or alternatively to convert the Principal Amount outstanding at the Conversion Price together with all accrued interest but excluding any unaccrued interest. Immediately following the filing of the Arrangement Filings, a change of control event would have occurred under the terms of the Notes and Grove will be required to provide the Debenture Holders with the Notice.

APPENDIX G

THE COMBINED COMPANY AFTER THE ARRANGEMENT

On completion of the Arrangement, Stratic will remain as a corporation existing under the provisions of the YBCA. After the Effective Date, Stratic will own all of the issued and outstanding shares of Grove.

Grove will be operated as a subsidiary of Stratic and the Grove Common Shares will be delisted from the Exchange following completion of the Arrangement. Additionally, following the Effective Date Stratic intends to procure the making of an application to AIM for the cancellation of the admission of Grove Shares in accordance with Rule 41 of the AIM Rules for Companies. Such cancellation shall occur no earlier than 20 business days after the Effective Date.

Stratic's head office following completion of the Arrangement will continue to be located at Suite 2500, 101 - 6th Avenue S.W., Calgary, Alberta, T2P 3P4 and its registered office will continue to be located at 202 – 208 Main Street, Whitehorse, Yukon Territory, Y1A 2A9.

Following completion of the Arrangement, the Chief Executive Officer of Stratic will continue to be Kevin Watts. Wolfgang Zimmer, Grove's current Chief Executive Officer, will become President and Chief Operating Officer and a director of Stratic. Andrew Childs, currently a director of Grove, will also join the Stratic board of directors as a non-executive director. Sir Graham Hearne will remain as Chairman of the Stratic board of directors.

Risk Factors

Risks Related to the Arrangement

The Arrangement Agreement may be terminated by Grove or Stratic in certain circumstances, in which case the market price for Grove Common Shares may be adversely affected.

Each of Grove and Stratic has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Grove provide any assurance, that the Arrangement Agreement will not be terminated by either Grove or Stratic before completion of the Arrangement. For example, Stratic has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, have a Material Adverse Effect on Grove. Although a Material Adverse Effect excludes certain events that are beyond the control of Grove or Stratic (such as general changes in the global economy or changes that affect the worldwide oil and gas industry generally and which do not have a materially disproportionate effect on Grove or Stratic), there is no assurance that a change having a Material Adverse Effect on Grove will not occur before the Effective Date, in which case Stratic could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Grove and Stratic, including Grove Securityholders approving the Arrangement and required regulatory approvals being obtained by Stratic. There is no certainty, nor can Grove provide any assurance, that these conditions will be satisfied. If for any reason the Arrangement is not completed, the market price of the Grove Common Shares may be adversely affected. Moreover, if the Arrangement Agreement is terminated, there is no assurance that the Grove Board will be able to find a party willing to pay an equivalent or a more attractive price for Grove Common Shares than the price to be paid pursuant to the terms of the Arrangement Agreement.

Under the Arrangement, Grove Securityholders receive Stratic Common Shares based on a fixed exchange ratio that will not be adjusted to reflect market fluctuations. Consequently, Stratic Common Shares received by the Grove Securityholders under the Arrangement may have a lower market value than expected.

Grove Securityholders will receive a fixed number of Stratic Common Shares under the Arrangement, rather than Stratic Common Shares with a fixed market value. Because the Exchange Ratio will not be adjusted to reflect any change in the market value of the Stratic Common Shares, the market value of the Stratic Common Shares received under the Arrangement may vary significantly from the market value at the dates referenced in this Information Circular.

Certain jurisdictions may claim jurisdiction under their competition or antitrust laws in respect of acquisitions or mergers that may potentially affect their domestic marketplace. Although Grove does not currently anticipate that there will be any investigations or proceeding in any jurisdiction that would have a material impact on the completion of the Arrangement or the operations of Stratic following the completion of the Arrangement, there is no assurance that such investigation or proceeding, whether by governmental authority or private party, will not be initiated nor, if initiated, will not materially adversely affect the completion of the Arrangement or the operations of Stratic.

The exchange of Grove Common Shares pursuant to the Arrangement may be a taxable transaction for U.S. shareholders.

Although Grove believes the exchange of Grove Common Shares for Stratic Common Shares and the subsequent acquisition of Grove by Stratic, after completion of the Arrangement should be treated as a single, integrated transaction for U.S. federal income tax purposes qualifying as a reorganization under Section 368(a) of the Code, there is limited authority on the issue and thus substantial uncertainty with respect to such tax treatment. If the exchange of Grove Common Shares for Stratic Common Shares were viewed as independent of the subsequent amalgamation, reorganization treatment would not apply, and the exchange would be a fully taxable transaction for U.S. federal income tax purposes. In that case, a U.S. shareholder would recognize gain or loss in an amount equal to the difference between (a) the fair market value of the Stratic Common Shares and the U.S. Dollar value of the Canadian currency on the date of receipt and (b) such U.S. shareholder's adjusted tax basis in the Grove Common Shares surrendered. No opinion of legal counsel and no ruling from the IRS concerning the U.S. federal income tax consequences of the Arrangement have been obtained by Grove, and none will be requested by Grove. There is no assurance that the IRS will not challenge the treatment of the exchange and the amalgamation as a single, integrated transaction qualifying as a reorganization, or that a U.S. court will not sustain such a challenge. U.S. shareholders should carefully review the discussion under "United States Federal Income Tax Considerations" for a more complete discussion of the possible U.S. federal income tax consequences of the exchange.]

Potential payments to Grove Securityholders who exercise Dissent Rights could have an adverse effect on Stratic's financial condition following completion of the Arrangement.

Grove Securityholders have the right to exercise Dissent Rights and demand payment of the fair value of their Grove Common Shares in cash. If Dissent Rights are exercised in respect of a significant number of the Grove Common Shares, a substantial cash payment may be required to be made to such Grove Securityholders that could have an adverse effect on Stratic's financial condition and cash resources.

The issue of Stratic Common Shares under the Arrangement and their subsequent sale may cause the market price of Stratic Common Shares to decline.

As of • 2007, • Stratic Common Shares were outstanding and an aggregate of • Stratic Common Shares were subject to outstanding options and warrants to purchase or acquire Stratic Common Shares. Stratic currently expects that in connection with the Arrangement it will issue approximately 85,445,344 Stratic Common Shares (calculated based on the issued Grove Common Shares as at March •, 2007) and reserve approximately 6,514,621 Stratic Common Shares for issue on exercise of Converted Stratic Options. The issue of these new Stratic Common Shares and their sale and the sale of additional Stratic Common Shares that may become eligible for sale in the public market from time to time could depress the market price for Stratic Common Shares.

Risks Related to the Operations of the Combined Company

The Combined Company may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Grove and Stratic

The success of the combined groups will depend in large part on the success of management of the Combined Company in integrating the operations, technologies and personnel of Grove with those of Stratic after the Effective Date. The failure of the Combined Company to achieve such integration could result in the failure of the Combined Company to realize any of the anticipated benefits of the Arrangement and could impair its results of operations, profitability and financial results.

In addition, the overall integration of the operations, technologies and personnel of Grove into Stratic may result in unanticipated operational problems, expenses, liabilities and diversion of management's attention.

The Combined Company may not realize the benefits of its growth projects.

As part of its strategy, the Combined Company will continue existing efforts and initiate new efforts to develop new oil and gas projects and will have a larger number of such projects as a result of the Arrangement. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical, and technological risks, uncertainties relating to capital and other costs, and financing risks. The failure to develop one or more of these initiatives successfully could have an adverse effect on the combined company's financial position and results of operations.

The Combined Company may not meet key production and cost estimates.

A decrease in the amount of, or a change in the timing of the production outlook for, or in the prices realized for, oil and gas of the Combined Company will directly affect the amount and timing of the combined company's cash flow from operations. The actual effect of such a decrease on the Combined Company's cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the timing of these projected cash flows that would occur due to production shortfalls or labour disruptions would, in turn, result in delays in receipt of such cash flows and in using such cash to reduce debt levels, and may require additional borrowings to fund capital expenditures, including capital for the combined company's development projects, in the future. Any such financing requirements could adversely affect the Combined Company's ability to access capital markets in the future to meet any external financing requirements or increase its debt financing costs. In addition, a number of these and other developments or events, including changes in product mix, demand for the combined company's products, and production disruptions, could make historic trends in Grove's and Stratic's cash flows lose their predictive value.

The level of production and capital and operating cost estimates relating to development projects, which are used in establishing petroleum reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainty. It is very likely that actual results for the combined company's projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual production or processing operations may identify new or unexpected conditions which could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, the combined company's business, results of operations, financial condition and liquidity could be materially adversely affected.

The Combined Company will face permitting risks relating to its expanded portfolio of development projects.

On the Effective Date, the combined company will still need to obtain certain permits and approvals to enable it to proceed with the construction of the infrastructure required for each of its development projects. The development projects are at different stages of development, and Grove is not able to predict with certainty

when all required permits and approvals would be in place to allow for the combined company to move forward with certain of its development projects.

The Combined Company will be subject to significant capital requirements associated with its expanded operations and its expanded portfolio of development projects.

The Combined Company must generate sufficient internal cash flow or be able to utilize available financing sources to finance its growth and sustain capital requirements. If the combined company do not realize satisfactory prices for oil and gas that it will produce, it could be required to raise significant additional capital through equity financings in the capital markets to incur significant borrowings through debt financings to meet its capital requirements. If these financings are required, the combined group's cost of raising capital in the future may be adversely affected. In addition, if the combined group is required to make significant interest and principal payments resulting from a debt financing, the combined group's financial condition and ability to raise additional funds may be adversely impacted. Any significant delay in completing its development projects or in achieving commercial production from them on a consistent basis or the incurring of capital costs that are significantly higher than estimated, could have a significant adverse effect on the combined group's results of operations, cash flow from operations and financial condition.

The Combined Company will be subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and will be exposed to potentially significant environmental costs and liabilities.

Grove and Stratic are subject to a broad range of environmental laws and regulations in each jurisdiction in which they operate. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Grove and Stratic have each established reserves for environmental remediation activities and liabilities. However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate.

The Stratic Common Shares will not likely be admitted to trading on a London market at the completion of the Arrangement.

Although Stratic has stated its intention to list the Stratic Common Shares on the London Stock Exchange (either on the main market for securities or on AIM), following the completion of the Arrangement, Stratic Common Shares will not likely be admitted to trading on AIM or the main market at the time of completion and shareholders will therefore not have access to a London-based trading market for their Stratic Common Shares at that time.

APPENDIX H

GROVE FAIRNESS OPINION

TRISTONE
CAPITAL

February 5th, 2007

The Board of Directors of
Grove Energy Limited
Suite 1500
Hong Kong Bank Building
885 West Georgia Street
Vancouver, BC
Canada, V6C 3E8

Dear Sirs,

Tristone Capital Inc. and its subsidiaries or affiliates ("Tristone," "we," us" or "our") understands that, pursuant to an Arrangement Agreement dated February 5, 2007 (the "Arrangement Agreement") between Grove Energy Limited ("Grove") and Stratic Energy Corporation ("Stratic"), Stratic intends to acquire by way of a plan of arrangement (the "Arrangement") all of the outstanding common shares in the capital of Grove (the "Grove Shares") from the holders of Grove Shares (the "Grove Shareholders") and all Grove Shares issued on the exercise of any performance warrants or other rights, to purchase such Grove Shares on the basis of 0.6187 of a common share of Stratic ("Stratic Share") for each Grove Share. Specifically, we understand that on the effective date of the Arrangement, the following shall occur in the following sequence and shall be deemed to occur without any further act or formality:

(a) the Grove Shares held by Grove Shareholders who validly exercise their right of dissent (the "Dissenting Grove Shareholders") will be deemed to have been transferred to Stratic, free and clear of any liens, and such holders shall cease to have any rights as shareholders of Grove other than the right to be paid the fair value of their Grove Shares in accordance with Article 4 of the Arrangement;

(b) each of the outstanding Grove Shares (other than Grove Shares held by Dissenting Grove Shareholders who, in certain circumstances, are ultimately entitled to be paid the fair value of such Grove Shares) shall be irrevocably transferred to Stratic, free and clear of any liens, in exchange for 0.61879 of a Stratic Share; and

(c) each of the outstanding options to purchase Grove Shares (the "Grove Options"), whether vested or unvested, shall be transferred to Stratic, free and clear of any liens, in exchange for an option of Stratic entitling the holder to acquire, for each Grove Share that the holder was previously entitled to acquire upon the due exercise of the Grove Option, 0.61879 of a Stratic Share, at a price per whole Stratic Share equal to the Adjusted Exercise Price (as defined in the Arrangement) in respect of the particular

Grove Option, and otherwise upon and subject to the same terms and conditions (including with respect to vesting) as applied to the Grove Option.

We also understand that for the Arrangement to proceed, it must be approved by at least 66 2/3% of the votes cast by the holders of Grove Shares and Grove Options voted together in person or by proxy at a duly constitute meeting (including by at least 66 2/3% of the votes cast at the meeting by Grove Shareholders). The remaining terms and conditions of the Arrangement are more fully described in the Arrangement Agreement.

Tristone's Engagement

The Board of Directors of Grove (the "Board") formally retained Tristone pursuant to a strategic engagement agreement dated June 12, 2006 (the "Strategic Engagement Agreement") and to act as Grove's financial advisor with respect to advisory services and/or a potential transaction. On February 5, 2007, the Board formally retained Tristone pursuant to a fairness opinion engagement agreement (the "Engagement Agreement") to provide our opinion (the "Opinion") as to the fairness to Grove Shareholders, from a financial point of view, of the consideration to be received by Grove Shareholders under the Arrangement. In consideration for our services, including the provision of our Opinion, Tristone is to be paid a fee and is to be reimbursed for reasonable out-of-pocket expenses. In addition, Tristone is to be indemnified from and against certain liabilities by Grove under certain circumstances. We have not been engaged to prepare, and have not prepared, a valuation or appraisal of Grove or any of its securities, assets or liabilities and our Opinion should not be construed as such. Our Opinion is not intended to be, and, does not constitute, a recommendation as to the manner in which any Grove Shareholder should vote in respect of the Arrangement.

Our Opinion may be relied upon by the Board for the purposes of considering the Arrangement and its recommendation to the shareholders of Grove with respect to the Arrangement, and, except for its inclusion in the information circular of Grove with respect to the Arrangement (and in relation to the meeting to consider the Arrangement) and the reference thereto and the description of the Opinion, may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person, or for any other purpose, without our express prior written consent.

Our Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada but the Association has not been involved in the preparation or review of this Opinion.

Credentials of Tristone

Tristone is a fully registered investment dealer focusing on companies participating in oil and gas exploration, production and services, energy transportation, and energy income trusts. Tristone is one of the leading investment banking firms providing corporate finance, mergers and acquisitions, equity sales, research and trading services to companies active in or investing in the energy industry. The Opinion expressed herein is the opinion of Tristone and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Independence of Tristone

None of Tristone, its affiliates and its associates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of Grove or Stratic, or any of their respective associates or affiliates (collectively, "Interested Parties"). Tristone is not acting as an advisor to Grove or Stratic, or any

of their respective associates or affiliates, in connection with any matter, other than acting as financial advisor to Grove as outlined above.

Tristone acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, may have and may in the future have positions in the securities of Grove and Stratic, and from time to time, may have executed or may execute transactions on behalf of Grove and Stratic or clients for which it received or may receive compensation. In addition, as an investment dealer, Tristone conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including research with respect to Grove or Stratic. In addition Tristone has acted as part of an underwriting syndicate for a Stratic financing for which it has and may receive compensation.

Other than the Engagement Agreement, there are no understandings, agreements or commitments between Tristone and Grove, or any other Interested Party, with respect to any future business dealings. Tristone may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Grove, Stratic or any other Interested Party.

Scope of Review

In carrying out this engagement and in formulating our Opinion, we have reviewed, considered, conducted, undertaken, and relied upon, among other things:

I. A draft of the Arrangement Agreement dated February 5th 2007;

II. Audited financial statements of Grove and Stratic for the year ending December 31, 2005;

III. Unaudited interim financial statements for Grove and Stratic for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

IV. Annual Reports of Grove and Stratic for the year ending December 31, 2005;

V. Annual Information Form of Grove for the year ended December 31, 2005;

VI. Certain internal financial information, financial and operational projections of Grove and Stratic as provided by the management of Grove and Stratic;

VII. 'Grove Energy Limited Form 51-101F1, Statement of Reserves and other Oil and Gas Information – Amended', dated July 12, 2006, 'Abbadesse Field Reserves Data', dated March 2006, prepared by Petroleum Geosciences Ltd, and 'Grove Energy Limited, Estimated Future Reserves and Income Attributable to Certain Interests in the Dutch North Sea', dated December 31, 2006, prepared by Ryder Scott Company.

VIII. A Grove internal document entitled 'Grove Exploration Prospects', dated January 31, 2007.

IX. Stratic's internal reserve estimates contained in digital format concerning Stratic's Turkish and two key UK oil, natural gas liquids and natural gas reserves (West Don and Crawford) and the estimated future cash flow from such reserves, effective December 31, 2006.

X. Other information relating to the operations of Grove and Stratic including, but not limited to production, facilities and seismic data, and material corporate agreements;

XI. Discussions with management of Grove and Stratic with regard to, among other things, the business, operations, quality of assets and future potential of Grove and Stratic;

XII. Certificates of senior officers of Grove and Stratic dated the date hereof;

XIII. Responses to certain due diligence questions answered by management of Grove and Stratic;

XIV. Data with respect to other transactions of a comparable nature considered by Tristone to be relevant; and

XV. Other information, analyses and investigations as Tristone considered appropriate in the circumstances.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, including information relating to Grove, or provided to us by Grove and their affiliates or advisors or otherwise pursuant to our engagement and our opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior management of Grove and Stratic have represented to us, in certificates delivered as at the date hereof, amongst other things, that the information, data, opinions and other materials (the "Information") provided to us on behalf of Grove and Stratic are complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the position of Grove or Stratic , or in Grove's or Stratic's assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

We have not met separately with the auditors of Grove or of Stratic in connection with preparing this Opinion. Accordingly, with your permission, we have assumed the accuracy and fair presentation of, and relied upon, Grove's and Stratic's audited financial statements and the reports of the auditors thereon. With respect to operating, resource, reserve, and financial information provided to us concerning the Company and Stratic and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of Grove or Stratic, as the case may be, having regard to Grove's or Stratic's (as the case may be) business, financial condition, plans and prospects.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Grove and Stratic as they were reflected in the information and documents reviewed by us. In rendering our Opinion, we have assumed that there are no undisclosed material facts relating to Grove or Stratic, or their respective businesses, operations, capital or future prospects. Any changes therein may affect our Opinion and, although we reserve the right to change or withdraw our opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update our Opinion after the date hereof.

In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic

conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

We believe that the analyses and factors considered in arriving at our Opinion must be considered as a whole and are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion.

In arriving at our Opinion, in addition to the facts and conclusions contained in the materials described above, the Information and the representations of management of Grove and Stratic, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Arrangement and we express no opinion on such procedures. We have with respect to all legal and tax matters relating to the Arrangement and the implementation thereof relied on advice of legal and tax counsel to Grove and express no view thereon. The Arrangement is subject to a number of conditions outside the control of Grove and Stratic and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering our Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Arrangement Agreement.

Conclusion

Based upon and subject to the foregoing, Tristone is of the opinion that, as of the date hereof, the consideration to be received by the Grove Shareholders under the Arrangement is fair, from a financial point of view, to Grove Shareholders.

Yours very truly,

Tristone Capital Inc.

Tristone Capital Inc.

APPENDIX I

COMPARISON OF SHAREHOLDER RIGHTS

Comparison of Shareholder Rights

On completion of the Arrangement, Grove Shareholders will become Stratic Shareholders. Since Stratic is a Yukon corporation, the rights of Stratic Shareholders are governed by the applicable laws of Yukon, including the YBCA, and by Stratic's charter document, which consist of articles and bylaws. Since Grove is a British Columbia company, the rights of Grove Shareholders are governed by the BCBCA and by Grove's charter document, which consist of notice of articles and articles.

The following is a summary comparison of certain of the current rights of Grove Shareholders under the BCBCA and Grove's notice of articles and articles, and the rights that Grove Shareholders will have as Stratic Shareholders under the YBCA and Stratic's articles and bylaws upon completion of the Arrangement. The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the BCBCA, the YBCA, Grove's notice of articles and articles, and Stratic's articles and bylaws.

Authorized Share Capital

Grove. The BCBCA permits shares with or without par value.

The authorized share capital of Grove currently consists of an unlimited number of Common Shares. As of March 15, 2007, there were issued and outstanding 138,084,560 Grove Common Shares, and Grove Options to acquire 11,578,000 Grove Common Shares. On March 21, 2007 Grove Options to acquire 1,050,000 Grove Common Shares will expire.

Stratic. The YBCA does not permit shares with nominal or par value.

The authorized share capital of Stratic currently consists of an unlimited number of Common Shares, an unlimited number of Common Non-Voting Shares, and an unlimited number of Preferred Shares. As of March 15, 2007, there were issued and outstanding 183,995,860 Stratic Common Shares, options to purchase 12,527,500 Stratic Common Shares and warrants to acquire nil Stratic Common Shares. No Common Non-Voting Shares or Preferred Shares have been issued.

Election and Removal of Directors

Grove. Grove's articles provide that the size of the board of directors will be set by an ordinary resolution of the shareholders. Under the BCBCA, the board of directors must consist of a minimum of three directors while Grove is a public company. Each director is elected or appointed for a term expiring in accordance with the terms of his or her election or appointment. The Grove Board is not divided into separate classes of directors and Grove's articles do not permit cumulative voting for the election of directors. The Grove Board currently consists of five directors.

Under the BCBCA, a director may be removed by a special resolution or by any other method specified in the articles. If holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a separate special resolution of the shareholders of that class or series or by any other method specified in the articles. Grove's articles require a special resolution for the removal of a director by the shareholders and also provide that the directors may remove a director if that director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director and does not promptly resign.

Stratic. Stratic's articles provide that the number of directors of the corporation shall consist of a minimum of three and a maximum of ten directors. Under the YBCA, at least two of the directors of a corporation must not be officers or employees of the corporation or of its affiliates. Stratic's articles do not provide for cumulative voting for the election of directors. The Stratic Board currently consists of six directors. Upon completion of the Arrangement, the Stratic Board will consist of eight directors, six of whom will be Stratic nominees and two of which will be Grove nominees.

Under the YBCA, a director may be removed from office by an ordinary resolution at a special meeting subject to a unanimous shareholder agreement or any cumulative voting provisions in the articles of the corporation. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Meetings of Shareholders

Grove. Under Grove's articles, a general meeting must be held in British Columbia, but may be held outside of British Columbia if the location is approved by a resolution of the directors or is approved in writing by the Registrar of Companies. Subject to the special rights and restrictions attached to any class or series of shares, a quorum at a meeting of shareholders is one person present in person or by proxy. Under the BCBCA, an annual general meeting of shareholders must be held not later than 18 months after the date the corporation is recognized and, subsequently, every calendar year and not later than 15 months after the annual reference date, which is essentially the annual general meeting date or, if the meeting is waived, a similar date each year.

Stratic. Under Stratic's articles, a meeting of shareholders may be held outside the Yukon in Toronto, Canada, or such other place as the directors may determine. Stratic's bylaws provide that a quorum at a meeting of shareholders is the lesser of two shareholders or all of the shareholders, present in person or by proxy. Under the YBCA, an annual meeting of shareholders must be held not later than 18 months after the date of its incorporation or amalgamation and, subsequently, not later than 15 months after the preceding annual meeting. Notwithstanding the foregoing, a corporation may apply to a court for an order extending the time in which the next annual meeting of the corporation must be held.

Under both the BCBCA and the YBCA, the holders of not less than five per cent of issued voting shares may requisition the directors to call a meeting of shareholders.

Shareholder Proposals

Grove. Under the BCBCA, a shareholder of a public company having held registered or beneficial title to shares of that company for an uninterrupted period of at least two years and having in aggregate one percent of the company's voting shares or shares representing at least $2,000 in fair market value may submit a proposal to be considered at the next annual general meeting. A company may refuse to include a proposal in certain prescribed circumstances.

Stratic. Under the YCBCA, a shareholder entitled to vote at an annual meeting may submit to the corporation notice of any matter that the shareholder proposes to raise at the meeting, and may discuss at the meeting any matter in respect of which the shareholder would have been entitled to submit a proposal. A corporation that solicits proxies is required to set out the proposal in the management proxy circular or attach the proposal to it. If requested by the shareholder, the corporation is required to include in the management proxy circular or attach to it a brief statement by the shareholder in support of the proposal and the name and address of the shareholder. A corporation may refuse to include a proposal in certain prescribed circumstances.

Voting Rights

Grove. Under the BCBCA, unless the articles otherwise provide, every shareholder has one vote in respect of each share held by the shareholder. Grove's articles do not otherwise provide.

Stratic. Under the YBCA, unless the articles otherwise provide, every shareholder has one vote in respect of each share held by the shareholder. Stratic's articles specify that each Stratic Common Share entitles the holder to one vote at all meetings of the shareholders except meetings at which only holders of specified class of shares are entitled to vote. Stratic's articles also provide for Non-Voting Common Shares, which do not have the right to vote except at a meeting where only holders of such share are entitled to vote or as otherwise required by the YBCA, and further provides that Preferred Shares may or may not have voting rights depending what rights the directors resolve such shares will have.

Fundamental Corporate Changes

Under the BCBCA and the YBCA, certain extraordinary corporate actions require approval by special resolution of the shareholders, which requires a greater majority than an ordinary resolution. In certain cases, a special resolution to approve such actions is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

Grove. Under the BCBCA, a special resolution means (a) a resolution passed at a general meeting by a majority of votes specified in the articles, which must be at least two-thirds and not more than three-fourths of the votes cast on the resolution or, if the articles do not contain such a provision, a majority of two-thirds of the votes cast on the resolution, or (b) a resolution consented to in writing by every shareholder of a company who would have been entitled to vote in person or by proxy at a general meeting of the company. Grove's articles specify that a special resolution must be passed by two-thirds of the votes cast on the resolution. The BCBCA also permits a company to alter its articles to require certain actions to be passed by an exceptional resolution, which would require a majority of votes greater than the majority required for a special resolution.

Under the BCBCA, a special resolution is required to (a) alter its notice of articles or articles if the type of resolution required is not specified in the articles or BCBCA; (b) change the majority of votes required for a special resolution; (c) alter the company's authorized share structure if the type of resolution required is not specified in the articles; (d) reduce its capital (e) attach or vary special rights or restrictions on shares of the company if the type of resolution required is not specified in the articles; (f) approve a contract or transaction that a director has disclosed an interest in as an alternative to approval of the contact or transaction by the directors; (g) transfer powers of directors to manage or supervise the management or business and affairs of the company; (h) appoint an inspector by the company to investigate the affairs and management of the company; (i) apply for a continuation to a foreign jurisdiction; (j) approve an arrangement or certain forms of amalgamation; (k) dispose of all of the company's assets where the disposition does not occur in the ordinary course of the company's business; (l) authorize a voluntary liquidation; (m) remove a director if no other method is provided for in the articles; and (n) perform certain other corporate acts.

Stratic. Under the YBCA, a special resolution means a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

Under the YBCA, a special resolution is required to (a) change the corporation's name; (b) add, change or remove any restriction on the business or businesses that the corporation may carry on; (c) change the maximum number of shares that a corporation is authorized to issue; (d) create new classes of shares; (e) change the designation of all or any of a corporation's shares and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued; (f) change the shares of any class or series, whether issued or unissued,

into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series; (g) divide a class of shares, whether issued or unissued, into series and establish the number of shares in each series and the rights, privileges, restriction and conditions of that series; (h) authorize the directors to divide any class of unissued shares into series and establish the number of shares in each series and the rights, privileges, restrictions and conditions of that series; (i) authorize the directors to change the rights, privileges, restrictions attached to unissued shares of any series; (j) revoke, diminish or enlarge certain authority of the directors; (k) increase or decrease the number of directors or the minimum or maximum number of directors; (l) add, change or remove restrictions on the transfer of shares; (m) add, change or remove any other provision permitted by the YBCA to be set out in the articles; (n) make certain adjustments to a corporation's stated capital; (o) apply for a continuation to a foreign jurisdiction; (p) sell, lease or exchange all or substantially all the property of a corporation other than in the ordinary course of business; (q) authorize a voluntary liquidation; and (r) perform certain other corporate acts.

Amendments to Charter Documents

Grove. Under the BCBCA, except where otherwise specified in the BCBCA, a company may alter its notice of articles and articles by the type of resolution (special resolution or otherwise) specified by its articles. Where neither the BCBCA nor the company's articles specify the type of resolution, the notice of articles and articles may be altered by special resolution. Grove's articles provide that its notices of articles may be altered by ordinary resolution to change the name of the company and, unless specified otherwise in its articles or in the BCBCA, its articles may be altered by ordinary resolution.

Stratic. Under the YBCA, any amendment to the articles generally requires approval by special resolution. Unless the articles or bylaws otherwise provide, the directors may, by resolution, make, amend or repeal any bylaw that regulates the business or affairs of a corporation. Where the directors make, amend or repeal a bylaw, they are required under the YBCA to submit the bylaw, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the bylaw, amendment or repeal by an ordinary resolution. If the directors of a corporation do not submit a bylaw, amendment or a repeal to the shareholders at the next meeting of shareholders, the bylaw, amendment or repeal will cease to be effective on the date of the meeting of shareholders at which it should have been submitted, and no subsequent resolution of the directors to adopt, amend or repeal a bylaw having substantially the same purpose and effect is effective until it is confirmed or confirmed as amended by the shareholders.

Dissent Rights

Grove. Under the BCBCA, the right of a shareholder to dissent in respect of any action taken by a company that requires approval by the shareholders exists only if it is specifically prescribed in the BCBCA or in a court order that permits dissent. A shareholder of a company, regardless of whether or not the shareholder's shares carry the right to vote, is entitled to dissent in respect of a resolution (a) to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on; (b) to adopt an amalgamation agreement (c) to approve an amalgamation into a foreign jurisdiction; (d) to approve an arrangement, the terms of which arrangement permit dissent; (e) to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking; (f) to authorize the continuation of the company into a jurisdiction other than British Columbia; and (g) if dissent is authorized by the resolution.

Dissent rights procedures must be followed strictly and the rights of dissent expire at certain times if the required procedures are not followed. For details regarding how the rights of dissent provided under the BCBCA apply to the Arrangement, see "Right of Dissent" in Part I of this Information Circular; Appendix B, "Interim Order"; Schedule A of Appendix C, "Plan of Arrangement"; and Appendix L, "Dissent Provisions of BCBCA".

Static. Under the YBCA, a shareholder of a corporation may dissent if that corporation resolves to (a) amend its articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class; (b) amend its articles under to add, change or remove any restrictions on the business or businesses that the corporation may carry on; (c) amalgamate with a corporation and the form of amalgamation is not excluded from dissent rights; (d) be continued under the laws of another jurisdiction; or (e) sell, lease or exchange all or substantially all its property. Subject to complying with the requirement of the YBCA and considerations regarding the corporation's liabilities, a shareholder entitled to dissent is entitled to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents.

Oppression Remedy

Grove. Under the BCBCA, a shareholder and any other person the court considers to be appropriate, has the right to apply to court on the ground (a) that the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more shareholders, or (b) that some act of the company has been done or is threatened, or that some resolution of shareholders has been passed or is proposed, that is unfairly prejudicial to one or more shareholders. The court may make such order as it sees fit.

Stratic. Under the YBCA, the right to bring an oppression action extends to shareholders and former shareholders of a corporation or any of its affiliates, directors, officers or former directors or officers of a corporation or of any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring such an action. Such parties may apply to court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, (a) any act or omission of the corporation or any of its affiliates effects or threatens to effect a result, (b) the business or affairs of the corporation or its affiliates are or have been or are threatened to be carried on or conducted in a manner, or (c) the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer. The court may make such order as it sees fit.

Shareholder Derivative Actions

Grove. Under the BCBCA, a shareholder or director of a company, or any other person the court considers to be appropriate may, with leave of the court, prosecute or defend an action in the name and on behalf of the company.

Stratic. Under the YBCA, the right to bring an action in the name and on behalf of a corporation or any of its subsidiaries or intervene in an action to which any such corporation is a party extends to shareholders and former shareholders of a corporation or any of its affiliates, directors, officers or former directors or officers of a corporation or of any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring such an action.

Indemnification of Officers and Directors

Grove. Under the BCBCA, an individual who is a current or former director or officer of a company or an associated corporation, or acts in certain equivalent positions at the request of the company, or any of the heirs and personal or other legal representatives of that individual, is eligible to be indemnified by the company ("eligible party"). A company may indemnify an eligible party against a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of certain proceedings incurred in connection with eligible proceedings and certain associated reasonable expenses. In certain circumstances, a company may advance expenses. A company must not indemnify an eligible party in certain circumstances, including where the articles prohibit indemnification, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, or where, in proceedings other than civil proceedings, the eligible party did not have reasonable grounds for believing that the eligible party's conduct

was lawful. In addition, a company must not indemnify an eligible party in proceedings brought against the eligible party by or on behalf of the company or an associated corporation.

Grove's articles require it to indemnify its current or former directors and officers, alternate directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted under the BCBCA

Stratic. Under the YBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives ("indemnifiable person"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or such body corporate, if (a) he or she acted honestly and in good faith with a view to the best interests of such corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. An indemnifiable person is entitled to indemnification from the corporation under the YBCA if he or she was substantially successful on the merits in his or her defence of the action or proceeding, fulfills the conditions set out in (a) and (b) above and is fairly and reasonably entitled to indemnity. With court approval a corporation may also indemnify an indemnifiable person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, to which such person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, if he or she fulfills the conditions set forth in (a) and (b), above.

Stratic's bylaws reflect the categories of an indemnifiable person under YBCA and require Stratic to indemnify such individuals.

APPENDIX J

NOTICE OF APPLICATION FOR FINAL ORDER

NO.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF Division 5 of Part 9 of the *Business Corporations Act (British Columbia)*, being chapter C-57 of the Statutes of British Columbia, 2002, as amended;

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GROVE ENERGY LIMITED

NOTICE OF APPLICATION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Supreme Court of British Columbia (the "Court") by Grove Energy Limited ("Grove") with respect to a proposed arrangement (the "Arrangement") under Division 5 of Part 9 of the *Business Corporations Act (British Columbia)*, S.B.C. 2002, c. C-57, as amended (the "BCBCA"), involving Grove, its Shareholders, Optionholders and Stratic Energy Corporation, which Arrangement is described in greater detail in the information circular of Grove dated [March 16], 2007 accompanying this Notice of Application.

AND NOTICE IS FURTHER GIVEN that the Court, by Interim Order dated [March 16], 2007, has given declarations and directions with respect to the Arrangement and a special meeting of the Shareholders and Optionholders of Grove (the "Meeting") for the purpose, among other things, of considering and voting upon the Arrangement, and, in particular, has directed that Shareholders shall have the right to dissent under the provisions of Sections 237-247 of the BCBCA in compliance with the terms of the Interim Order.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, Grove intends to apply (the "Final Application") for a Final Order approving the Arrangement under subsection 291 of the BCBCA, and declaring the Arrangement fair and reasonable to the persons affected, which Final Application shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, on April 20, 2007 at 10:00 a.m. or so soon thereafter as counsel may be heard.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE FINAL APPLICATION OR WISH TO BE NOTIFIED OF ANY ADJOURNMENT THEREOF, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and delivering a copy of the filed appearance, together with a copy of all material on which you intend to rely at the Final Application, including an outline of the proposed submissions, to the solicitors for Grove at their address for delivery set out below, on or before 4:00 p.m. (Vancouver time) on April 18, 2007, subject to other direction of the Court. You or your solicitor may obtain a form of Appearance at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, Canada, V6Z 2E1.

AND NOTICE IS FURTHER GIVEN that, at the hearing of the Final Application and subject to the foregoing, Shareholders and Optionholders of Grove and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do

not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

A copy of the Petition and other documents filed with the Court on behalf of Grove can be obtained on written request to the solicitors for Grove to the attention of Warren B. Milman at:

McCarthy Tétrault LLP
1300 – 777 Dunsmuir Street
Vancouver, British Columbia
V7Y 1K2

APPENDIX K

DISSENT PROVISIONS OF THE BCBCA

Division 2 — Dissent Proceedings

Definitions and application

237 (1) In this Division:

"**dissenter**" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"**notice shares**" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"**payout value**" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

END